SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Banco Santander, S.A.

Item

1	2015 Pillar III Disclosures

Item 1

2015 Pillar III Disclosures

1		2

5	EXECUTIVE SUMMARY	CAPITAL

		26	Capital
11	MACROECONOMIC AND REGULATORY ENVIRONMENT	27	Introduction
		28	Capital function
17	GLOBAL ASPECTS OF SANTANDER PILLAR III DISCLOSURES REPORT	30	Capital management and control
		31	Capital management priorities in 2015

		32	Capital goals

		32	Pillar I regulatory capital

		78	Pillar II economic capital

		83	Recovery and resolution plans

		83	Equity investments and capital instruments not included in the trading book

2

3		4

RISKS		212	INTERNAL CONTROL FUNCTION IN GRUPO SANTANDER
85	Risks

86	Corporate risk management principles	215	REMUNERATION POLICIES

92	Credit and dilution risk

156	Credit risk - securitisations	228	APPENDIX

168	Market risk

183	Liquidity risk and funding

195	Operational risk

204	Compliance and conduct risk

3

Santander

Executive summary

5 Executive summary
11 Macroeconomic and regulatory environment
17 Background to Pillar III in Grupo Santander

PILLAR III DISCLOSURES 2015
Executive summary

1. Executive summary

1.1 Introduction

Grupo Santander is one of the world’s largest financial groups. It occupies a unique position in international banking, with a strong commercial franchise and a high degree of geographical diversification.

In terms of market capitalisation, at year-end Banco Santander was the eurozone’s largest bank in stock market terms and the world’s nineteenth largest, valued at EUR 65,792 million

Its corporate purpose is to perform all manner of activities, transactions and services proper to the banking business. Its business model is centred on commercial banking products and services designed to meet the needs of personal, business and corporate customers. It has a global network of 13,030 branches, the largest of any international bank, through which it serves more than 117 million customers. Its assets amount to EUR 1,340 billion and it manages funds totalling EUR 1,507 billion for all customer segments. The Group has 3.6 million shareholders and more than 190,000 employees.

The purpose of Grupo Santander is to help people and business prosper becoming the best retail and commercial bank in a Simple, Personal and Fair way

Commercial banking generates 88% of its revenue.

The Group is highly diversified, with a presence in ten main markets, in which it has a significant share of business. The business is well balanced between developed and emerging markets.

A detailed analysis of Grupo Santander’s results for 2015 is given in the economic and financial statements included in the Annual Report.

*	In the Group’s activity report it can be found all the strategic goals and their progress in 2015.

5

PILLAR III DISCLOSURES 2015
Executive summary

Commercial activity and revenue

Total revenue was EUR 45,272 million, up by 6.2% compared to 2014.

This represents higher quality growth, based on increases in the most commercial levers of the revenue line (net interest income and fee and commission income), together with a fall in the gains on financial assets and liabilities, which accounts for only 5% of Group revenue (7% in 2014).

Operating costs rose 8% compared to 2014 (adjusted for the exchange rate effect and the scope of consolidation effect this is only 1%).

This is due to a number of reasons: inflation in Latin American, investment in innovation and programmes to improve future efficiency, the impact of the measures adopted by the Bank due to new regulatory requirements (particularly in the US) and changes to the scope of consolidation. The Group’s cost to income ratio is 47.6%, increasing 0.6 points in the year as a result of the evolution of income from financial transactions. Nevertheless, a leading position is mantained among competitors.

Pre-provision profit was EUR 23,702 millions.

Credit quality

The Group’s non-performing loans (NPL) ratio fell to 4.36%, a major annual decrease (-83 basis points). The NPL coverage ratio was 73% (67% in December 2014).

Loan loss provisions fell to EUR 10,108 million (-4.3%), caused by significant decreases in United Kingdom (-71%), Spain (-43%), Portugal (-42%) and Real Estate Business Spain (-26%). As a result, the cost of lending (measured as loan loss provisions for the last twelve months as a percentage of average loans and receivables for the same period) stood at 1.25% (1.43% in December 2014).

Attributable profit

The Grupo Santander continued to increase its profit and revert to normal levels of returns, posting attributable profit of EUR 5,966 million in 2015, up by 2.6% on 2014. Excluding the net effect in capital gains and write-downs, the ordinary attributed profit is EUR 6,566 million, up by 13% on 2014.

This growth is due to the good performance of the main P&L lines and the improvement in results in practically all the business units.

Noteworthy is the net interest income figure which rose 11% mainly due to higher lending and a lower cost of funds and the reduction in loan-loss provisions.

In 2015, approximately 40% of group profit came from developing markets and 60% from mature markets.

Balance sheet strength

Improving the liquidity position has been a major objective of the Group’s strategy in recent years and has been achieved thanks to the Group’s ability to capture deposits in the retail market through its extensive branch network and the broad, diversified access to wholesale markets provided by its subsidiaries model.

In 2015, the loan-to-deposit ratio and the ratio of deposits and mid-to long-term funding to loans remained at comfortable levels, both in the Group (116%) and in the main units.

We took advantage of the more favourable interest rate environment to support the liquidity reserve growth in terms of quantity (EUR 257,740 million) and quality (high-quality liquid assets accounted for 52% of the total).

6

PILLAR III DISCLOSURES 2015
Executive summary

The Group ended the year with high capital levels, which has been reinforced with the EUR 7.5 billion capital increase carried out in January 2015.

The Group has a phase-in CET1 capital ratio of 12.55% and a fully-loaded capital ratio of 10.05%. These capital levels make Santander one of the world’s strongest capitalised banking groups, considering our business model, geographical diversification and resistance to adverse stress scenarios. These levels are adequate taking into account business model, geographical diversification and resistance to adverse stress scenarios and provide a comfortable capital position that will allow to take organic growth opportunities in the key markets in which the Group’s operates.

On 3 February, the European Central Bank approved the use of Alternative Standardised Approach for the calculation of capital requirements at the consolidated level for operational risk to Banco Santander Brazil. As this approval was dated subsequently to the presentation of financial results, the impact on the group’s risk weighted assets (-7,836 million Euros), and consequently on its capital ratios, were not taken into account in the figures published on 27 January 2015, which are presented herein.

For more information on the capital requirements for each risk, see Chapter 4.6.3.

*	Breakdown of other assets: goodwill €27bn, tangible and intangible assets €28bn, held to maturity investment portfolio 4 bn; other capital instruments at fair value through profit or loss €1bn and accruals and other accounts €60bn.

7

PILLAR III DISCLOSURES 2015
Executive summary

Executive summary

Main capital and solvency ratio figures

Tier 1
CET1
Tier 2
Capital (%)
Capital ratio 10,4
Tier 2 1.3
Tier 1 0.8
CET1 8.3
13.05 Capital ratio
2.05 Tier 2
0.95 Tier 1
10.05 CET1
Dec. 14
Dec. 15
FULLY LOADED
Capital ratio 12.0
Tier 2 1.1
CET1 11.0
14.4 Capital ratio
1.85 Tier 2
12.55 CET1
Dec. 14
Dec. 15
PHASE IN

	Fully Loaded		Phase-In	
EUR million	Dec-14	Dec-15	Dec-14	Dec-15
Common equity (CET1)	48,129	58,705	64,250	73,478
Tier 1	52,857	64,209	64,250	73,478
Total capital	60,394	76,205	70,483	84,350
Risk weighted assets	582,207	583,893	585,621	585,633
CET1 ratio	8.27%	10.05%	10.97%	12.55%
Tier 1 ratio	9.08%	11.00%	10.97%	12.55%
Total capital ratio	10.37%	13.05%	12.03%	14.40%

Changes in main capital ratio figures

Ratio Total
TIER 1
CET1
FULLY LOADED
10.37
12.01
12.37
12.75
13.05
9.08
10.47
10.76
10.82
11.0
8.27
9.68
9.83
9.85
10.05
Dec 14
Mar 15
Jun 15
Sep 15
Dec 15
PHASE IN
12.03
13.25
13.78
14.14
14.40
10.97
11.91
12.38
12.39
12.55
10.97
11.91
12.38
12.39
12.55
Dec 14
Mar 15
Jun 15
Sep 15
Dec 15

Regulatory Capital

Capital ratio
14.4%
CET1
12.55
9.75%
CET1
0.25 Systemic buffer
5.00 Pillar II requirement (including capital conservation buffer)
4.50 Pillar I minimum
Regulatory ratios Dec'15
Regulatory requirement* 2016 CET1

Evolution CET1 fully loaded

%
9.65
+0.50
10.15
-0.10
10.05
CET1 D'14*
2015 generation
Non-recurring positive and negative net profits
CET1 D'15

* The 2014 proforma figure includes January 2015 capital increase

8

PILLAR III DISCLOSURES 2015
Executive summary

Executive summary

Capital requirements by risk type and geography December 2015

CREDIT RISK

84.1%
Spain 26%
UK 20%
Brazil 13%
USA 14%
Other 27%

39,385
Millions of Euros

MARKET RISK

4.7%
USA 0%
Spain 49%
UK 35%
Brazil 4%
Other 12%

2,195
Millions of Euros

OPERATIONAL RISK

11.2%
Spain 13%
UK 16%
Brazil 22%
USA 19%
Other 30%

5,270
Millions of Euros

Eligible capital

Millions of Euros

70,483
84,350
+19.7%
2014/2015
2014
2015

Capital requirements

Millions of Euros

46,850
46,851
+0%
2014/2015
2014
2015

Securitisation positions or exposures 1%
Equity 5%
Companies 53%
Central governments and central banks 0%
Residential mortgages 23%
Qualifying revolving retail exposures 2%
Other retail 12%
Institutions 4%

Leverage ratios: (%)

3.7%
4.7%
4.5%
5.4%
Dec. 14
Dec. 15
Dec. 14
Dec. 15
FULLY LOADED
PHASE IN

9

PILLAR III DISCLOSURES 2015
Executive summary

■ Executive summary

■ Flow statement. Capital requirement for credit risk*

    Millions of Euros

	Capital*	RWAs*
Starting figure (31/12/2014)	37,429	467,859
Changes in exposure	2,473	30,913
Perimeter of portfolios under internal models	-542	-6,781
Perimeter changes	1,358	16,973
Business risk changes	1,679	20,993
Changes in parameters that affect exposure	-22	-272
Methodological changes	-392	-4,896
Exchange rate	-835	-10,440
Securitisations**	-198	-2,476
Changes in credit portfolio quality	-46	-570
End figure (31/12/2015)	38,431	480,390

*	Does not include capital requirements for equity investments or securitisations under the IRB approach.
**	Capital saving due to securitisations with risk transfer.

■ Flow statement. Capital requirement

    for market risk, internal models

    Millions of Euros

	Capital	RWAs
Starting figure (31/12/2014)	816	10,200
Changes in VaR/SVaR	-32	-400
IRC	-50	-631
End figure (31/12/2015)	734	9,169

■ Flow statement. Capital requirement for

    market risk, standardised approach

    Millions of Euros

	Capital	RWAs
Starting figure (31/12/2014)	1,914	23,925
Changes in business and inclusion of new entities	-519	-6.487
New regulations	66	825
End figure (31/12/2015)	1,461	18,263

■ Flow statement. Capital requirement for operational risk

    Millions of Euros

	Capital	RWAs
Starting figure (31/12/2014)	5,596	69,952
Business acquisition	67	844
Exchange rate effect	-358	-4,475
Changes in businesses	-35	-442
End figure (31/12/2015)	5,270	65,879

■ Rorac and value creation at

    Group’s main business areas

    Millions of Euros

	Dec-15		Dec-14
		Value		Value
Main segments	Rorac	creation	Rorac	creation
Continental Europe	13.9%	883	13.6%	358
UK	22.5%	1,065	20.4%	634
Latin America	33.8%	2,746	29.7%	2,401
US	13.4%	308	19.5%	412
Total business units	20.2%	5,001	20.4%	3,805

10

PILLAR III DISCLOSURES 2015
Macroeconomic and regulatory environment

2. Macroeconomic and regulatory environment

2.1. Macroeconomic environment

The pace of world economic recovery slowed down in 2015 (3.1% vs. 3.4% in 2014). An improvement in the developed economies proved unable to offset the decelerating emerging markets. Falling commodity prices and a cooling Chinese economy had a greater relative impact on the emerging economies, although slowdowns varied depending on internal contexts.

•	The US has reached a phase of moderate but steady economic growth. GDP rose by 2.5% in 2015, and unemployment continued to fall to levels considered to represent full employment (5%). Inflation fell in the wake of lower oil prices, although underlying inflation remained in place (1.3%) below the target (2%). The Federal Reserve raised interest rates in December 2015 from 0.25% to 0.5%.

•	The UK held on to the steady growth (2.2%) observed in recent years, which has gone hand in hand with better jobless figures to pre-crisis levels. Inflation was around 0%, with no indications of wage pressure, and the Bank of England kept the discount rate unchanged at 0.5% accordingly.

•	The pace of GDP growth in the Eurozone increased. Inflation continued to stand at around 0%, prompting the ECB to cut key rates and embark upon a new round of quantitative easing with an extended programme of government bond purchases.

•	Spain registered a growth of approximately 3.2% in 2015, with a well-diversified base that helped reduce unemployment to around 21% by year-end. Progress was also made in terms of correcting the imbalance of public finances, and the trade balance surplus was maintained. Inflation was in negative territory for much of the year on the strength of energy prices, although the underlying portion remained positive.

•	Germany stepped up the pace of growth as the year went on, maintaining its solid domestic demand and healthy job market.

•	Poland continued its trend of solid growth in 2015 (3.6%), with inflation (-0.9%) well below the target set by the country’s central bank (2.5%), which brought down key rates to 1.5% in March.

•	In Latin America, regional GDP fell by 0.4% in 2015, following 1.2% growth in 2014, against a complicated international backdrop with the prospect of higher interest rates in the US, a slowdown in worldwide trade and lower growth in China. Trends varied considerably from country to country, with some going into recession and others showing a gradual recovery. A slight increase in Inflation was observed, chiefly due to the effects of depreciation of Latin American currencies.

•	Brazil fell into recession amid falling consumption and private investment, along with higher unemployment. Cuts in subsidies and higher prices for public services pushed up inflation to 10,7%. The country’s central bank bolstered its commitment to control inflation, raising the SELIC rate by 250 basis points to 14.25%.

•	The Chilean economy regained ground in 2015, driven by increases in investment and private consumption, and this encouraged the central bank to normalise monetary policy by raising the key rate by 50 basis points to 3.5%.

•	Mexico notched up a clear improvement in the latter half of the year, driven by the recovery of domestic demand and exports. Although inflation remained low, Mexico’s central bank decided to raise the key rate in response to the FED’s increase, in a bid to prevent any outbreaks of volatility brought on by its strong commercial and financial links with the US.

11

PILLAR III DISCLOSURES 2015
Macroeconomic and regulatory environment

Banking sector

The banking environment in countries in which Banco Santander operates continues to be marked by regulatory changes and a defiant economic panorama, and this represented a genuine challenge in terms of management to push up returns.

In the developed economies, financial institutions continued to bolster their balance sheets, and general levels of capital adequacy rose. Returns on capital nevertheless showed some improvement. The profitability of banks supervised by the EBA increased from an average of 0% at year-end 2014 to 7.3% by mid-2015, thanks to higher net interest margin and lower provisions.

Banks, however, still face some major challenges to push up profits. Interest rates remained extraordinarily low; volumes of business remained low, despite a gradual recovery; and competitor pressure heightened on most markets.

Competition became more acute among the entities, and with new market players. Shadow banking has continued to gain ground, with an increased presence of non-bank financial intermediaries focusing on niche markets such as methods of payment, financial advisory services or credit services.

In this situation, the sector’s restructuring process cannot be brought to conclusion. A number of entities are currently carrying out processes to redefine their business model. Most are implementing cultural changes in a bid to regain the confidence of society, and in general, all of them must adapt to the digital revolution that will be shaping the way in which banks relate to their customers, the service quality provided and the efficiency of their processes.

In addition, international entities face divergent socio-demographic trends, with a prominent ageing process in the developed economies and a considerably increased presence of the middle class in emerging markets, which will require different strategies according to the markets concerned.

2.2. Regulatory framework

In December 2010, with the aim of enhancing the quality, consistency and transparency of the capital base and improving risk coverage, the Basel Committee on Banking Supervision (BCBS) published a new global regulatory framework for the international capital standards (Basel III), reinforcing the requirements established in the previous frameworks (known as Basel I, Basel II and Basel 2.5). On 26 June 2013 the Basel III legal framework was implemented in European law via Directive 2013/36 (hereinafter CRD IV) and Regulation 575/2013 (hereinafter CRR).

CRD IV was transposed into Spanish law through Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions and its subsequent regulatory development through Royal Decree 84/2015 and Circular 2/2016 of the Bank of Spain, which completes its adaptation to the Spanish legal system. This Circular abolishes largely Circular 3/2008, on the calculation and monitoring of minimum capital (though, in the aspects covered by Circular 5/2008, on minimum capital and other mandatory reporting of information for mutual guarantee societies, the latter will remain in effect); and a section of Circular 2/2014, on the exercise of various regulatory options contained in the Capital Requirements Regulation. The CRR is directly applicable in Member States from 1 January 2014, and repeals all subordinate acts that entail additional capital requirements.

The CRR provides for a phase-in period that will allow institutions to adapt gradually to the new requirements of the European Union. The phase-in arrangements have been incorporated into Spanish law by Bank of Spain Circular 2/2014 affecting both the new capital deductions from capital and the instruments and elements of capital that cease to be eligible under the new regulation. In addition, the capital conservation buffers provided for in CRD IV will be phased in gradually, starting in 2016 and reaching full implementation in 2019.

The Basel regulatory framework is based on three pillars. Pillar I determines the minimum capital requirement and allows for the use of internal ratings and models (IRB Approach) to calculate risk-weighted exposures. The aim is to make the regulatory requirements more sensitive to the risks actually incurred by financial institutions when carrying on their business activities. Pillar II establishes a system of supervisory review, aimed at improving banks’ internal risk management and capital adequacy assessment in line with their risk profile. Lastly, Pillar III deals with disclosure and market discipline.

12

PILLAR III DISCLOSURES 2015
Macroeconomic and regulatory environment

2.2.1. Regulatory changes in 2015

The pace of regulatory change continued to intensify during 2015. Progress was made in terms of the review of the prudential framework and development of crisis management frameworks, with uncertainty concerning the global prudential framework.

International Regulation

The Basel Committee is reviewing its initial proposals for the standardised approach to credit, market and operational risk, in terms of capital consumption, in a bid to improve its simplicity, comparability and sensitivity to risk and reduce the variability of risk-weighted assets not justified by the different risk profiles.

The Committee is also reconsidering the role of internal models for the calculation of regulatory capital. The aim is that such reviews should not entail a widespread capital increase within the entire system:

•	Credit risk: A revised proposal concerning the standardised approach was tabled in December 2015. This proposal simplifies the previous version, and reintroduces the use of external ratings, in a non-mechanistic manner, for exposures to banks and corporates. The revised proposal also includes alternative approaches for jurisdictions that do not allow the use of external ratings for regulatory purposes.

The Basel Committee has also embarked upon a review of internal models in order to incorporate limits on the estimation of parameters, and even remove them for some portfolios; to review the treatment of risk mitigation techniques; and to align the definitions of exposures in internal models and standardised models. Consultation concerning this review is expected during the first quarter of 2016.

•	Market risk: The Basel Committee in January 2016 published the final calibration and fundamental review for the trading book, which includes the standardised model, the advanced model and the separation between the banking book and the trading book.

•	Operational risk: Consultation concerning the review of the standardised approach was published in 2014, which entailed replacing the business lines in the current standardised calculation methodology with a size basis as the main driver. The Basel Committee is now reviewing this proposal, and a new one is expected in early 2016 wich not only intends to replace the current standardised approaches, but also AMA internal models.

The review of the capital framework is expected to be completed in 2016. The outcome is expected to be a hybrid approach, in which the utilisation of internal models will be permitted, albeit with limitations. Concerning the capital floors, the BCBS has indicated the intention of replacing the actual minumum of 80% RWA under Basel I, to minimum requirements defined under the standardised method of Basel III.

In 2015 the Basel Committee also published a proposal for a review of the risk framework for credit valuation adjustment (CVA). The latter aims at ensuring that all drivers of CVA and coverages are included in the Basel capital framework, aligning the capital standard with measurement of the fair value of the CVA employed for accounting purposes, and guaranteeing consistency with the basic review of the trading book.

In November 2015 the Basel Committee also published a proposal to add the STC criteria (simple, transparent and comparable securitisations) published in July by the BSBS and the IOSCO as part of the revised framework of securitisation capital of December 2014. This acknowledges a different capital treatment for STC securitisations entailing reductions in capital loads. The scope of the proposal, however, excludes synthetic securitisations and asset-backed commercial programmes (ABCPs), because the Committee is considering whether or not to treat these types of securitisations as STCs.

Another aspect on which the Basel Committee is engaged is a review of the treatment of sovereign debt within the prudential framework, which could lead to withdrawal of the application of zero risk for certain sovereign debt exposure or even the imposition of concentration limits on such exposures. A consultation concerning this debate is expected during the second quarter of 2016.

In 2016 the Basel Committee is also expected to submit a final proposal on the review of the regulatory treatment of the interest rate in the banking book. In June 2015 a proposal was published outlining the possibility of this risk becoming a Pillar I risk, or remaining within Pillar II with certain additional requirements such as, for example, a quantitative disclosure for market information based on the Pillar I approach proposed for this risk.

With respect to the leverage ratio, final calibration has been scheduled for 2017 and will depend on the final calibration of capital measures for credit, operational and market risk.

The Basel Committee also intends to carry out a holistic comprehensive assessment of the prudential framework in order to appraise the impact of the package of regulatory reforms, the interaction, coherence and calibration of these measures and ensure they are consistent with the desired objectives.

Additionally, with respect to the crisis management framework, in 2015 the FSB concluded a framework agreement to put an end to the notion of “Too Big To Fail” in the banking sector. Its last component, a standard to demand the minimum loss absorbing-capacity in order to recapitalise a bank (Total Loss Absorbing Capacity or TLAC), which will be required of G-SIBs (global systemically important banks), including Santander, was completed in November.

13

PILLAR III DISCLOSURES 2015
Macroeconomic and regulatory environment

In this respect, in November 2015 the FSB published the final list of G-SIBs for 2017. Santander remains in the group of the least systemic banks, with the minimum additional capital load requirements (1%) and a confirmed phase-in load of 0.5% for 2017.

In June 2015, the net stable funding ratio requirements (NSFR) were published to improve transparency, bolster the principles of liquidity risk management, strengthen market discipline and reduce uncertainty in the markets as to its implementation. As a result, from January 2018, banks must publish details of this ratio’s numerator and denominator along with their quarterly statements.

Finally, with respect to market information disclosure requirements, the Committee published the revised Pillar III framework that will come into force in 2016 to address the shortcomings identified in the original Basel framework and enhance the comparability of banks’ risk-weighted assets.

European Regulation

The European Banking Authority (EBA) continued to issue standards and guidelines implementing aspects of European capital requirements (CRR/CRD IV) and helping to guarantee harmonious implementation of minimum capital requirements within the European Union. All these tasks are decisive factors to reduce the variability of capital consumptions not justified by the various risk profiles, thereby enhancing the level playing field and comparability among banks.

The EBA’s major regulatory initiatives in 2015 were as follows:

14

PILLAR III DISCLOSURES 2015
Macroeconomic and regulatory environment

•	The final proposal for Prudent Valuation with requirements to make prudent valuation adjustments to fair-value positions. This is scheduled to be implemented in March 2016.

•	The February report on the risk framework for credit valuation adjustment (CVA), reiterating that exemptions from this risk must be eliminated/reconsidered when the CVA framework has been revised as part of the fundamental review of market risk (FRTB). Meanwhile, the EBA published a proposal in November suggesting that the excessive CVA risk in exempted exposures ought to be considered in the SREP and ICCAP processes. A consultation was also published in August on procedures to exclude transactions with non-financial counterparties operating in third countries from the capital requirements in respect of CVA risk. The aim is to align the current treatment with the treatment for non-financial counterparties operating in the EU.

•	The final report on assessment of AT1 instruments in May and an update of the list of equity instruments that competent EU authorities classify as CET1, in October. Consequently, it is respectively confirmed that issues in third countries must have a trigger calculated in accordance with European CRR/CRD IV regulations for consolidated accounting, and that instruments with no voting rights and certificates issued by cooperative companies are acknowledged as being compliant.

•	The September proposal concerning guidelines for application of the definition of default in order to improve consistency and harmonise the definition of default within the EU prudential framework.
•	The 2015 transparency exercise published by the EBA in November, providing details of the balance sheets and portfolios of 105 European banks. For the first time, the exercise was mainly based around information up to December 2014 and June 2015 that was furnished to the EBA by regulators. Banco Santander’s fully-loaded CET1 ratio in June 2015 was 9.83%.

In 2016 a number of regulatory proposals concerning the internal credit risk models on the EBA’s work plan announced in the discussion paper addressing the future of IRB models will be published in a bid to improve sturdiness, comparability and transparency, restore confidence in the models, and ensure consistency by regulators. TheCRR is also scheduled to be reopened in order to eliminate any inconsistencies and add in new Basel regulatory requirements, such as the new prudential treatment of securitisations or calibration of the leverage ratio. Also, the Commission has yet to determine the equivalence and jurisdictions of third countries on the basis of the EBA questionnaires and rule on the qualification of CCPs that have submitted requests. The Commission recently extended the transitory period to June 2016. Finally, the EBA intends to publish the report on calibration of the leverage ratio in July 2016, ahead of the mandate deadline of October 2016.

Since it was set up in November 2014, the Single Supervisory Mechanism (SSM) has enabled the European Central Bank (ECB) to take over comprehensive control of the Euro area’s financial entities. In 2015, the SSM’s role was expanded and the Euro area’s top 129 banking groups are now directly supervised by the ECB. Each entity has been assigned a joint supervisory team comprising representatives from the ECB and the national authorities of those member states where the entity has a significant presence. Banco Santander’s joint supervisory team worked tirelessly in 2015, holding over 100 meetings with the Bank.

15

PILLAR III DISCLOSURES 2015
Macroeconomic and regulatory environment

With regard to supervision, 2015 was the first year of the Single Supervisory Mechanism and initial exercise of the SREP process. However, in January 2016 the SSM mechanism will apply the final SREP methodology published by the EBA in December 2014, in order to ensure that banks with similar profiles are reviewed and assessed in a consistent, homogeneous fashion. As part of this process, in December 2015 the EBA also published proposals concerning guidelines for ICAAP and ILAAP and a stress-testing proposal, and plans have also been made to use the results of the European stress test to be carried out in February 2016 in the SREP process.

In November, the ECB also published a consultation to reduce 122 national discretionalities among Member States supervised by the SSM, which must be implemented after March 2016 and is decisive for homogeneous development of the “single rulebook”.

Europe also continues to make progress in terms of implementation of the crisis management framework. The SRB or Single Resolution Board, the second pillar of Banking Union after the Single Supervision Mechanism, will be fully operational after 1 January 2016. In 2016 the SRB will establish the final loss-absorption requirement stipulated by EU regulations (Minimum Requirement of Eligible Liabilities or MREL) for banks, as a result of the assessment of resolution plans. 2016 will also be the first year of the Single Resolution Fund, which will be managed by the SRB.

Finally, in keeping with the intention of the Basel Committee to implement a comprehensive assessment of the prudential framework, the European Commission intends to move forward in connection with proposals for its priority objective of financing growth and fostering solid, sustainable job creation. In 2015 it issued a consultation on the impact of CRD IV on the financing of the economy, and a call for evidence to gauge the impact of the regulation and to identify any obstacles preventing the financial system from carrying out its function.

The Group communicates and maintains corporate and local positions on any issues submitted for debate in the financial sector that could affect its business. The corporate and local public policy function, in coordination with the business units and support divisions concerned in each case, identifies the regulatory alerts and establishes the Group’s position.

The main courses of action taken as a result in 2015 were as follows:

•	The Group has been a keen participant in the main banking associations worldwide and in Europe, and in the main markets in which we operate. Among other assistance, it contributes to the replies drawn up in connection with ongoing regulatory consultations.

•	The Group has maintained proactive, constructive dialogue with policy-makers through the existing channels (hearings to send individual replies to official consultations on issues considered relevant to the Group).

•	In particular, the Group has worked towards acknowledgement of the sturdiness of our organisational model with independent subsidiaries in terms of capital and liquidity, the benefits of geographic diversification and recognition of the equivalence of the jurisdictions of third countries where the Bank operates.

Appendix I contains a list of new regulatory processes.

Milestones of the construction of European Banking Union

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PILLAR III DISCLOSURES 2015
Background to Pillar III in Grupo Santander

3. Background to Pillar

III in Grupo Santander

3.1. Background information in Grupo Santander

Banco Santander, S.A. is a private-law company, subject to the rules and regulations applicable to banks operating in Spain. In addition to its own activities, Banco Santander is the parent of a group of subsidiaries engaged in a variety of activities, which together make up Grupo Santander. The CRR, CDR IV and its transposition of Bank of Spain 2/2016 Circular, 2 February, of Supervision and Solvency applicable at consolidated level to the whole Group.

The Grupo Santander companies included in the scope of regulatory consolidation for the purposes of calculating the capital ratio under the CRR are the same as those that are included in the scope of consolidation for accounting purposes under Bank of Spain Circular 4/2004.

In application of Part I of the General Provisions of the CRR, certain Grupo Santander companies are consolidated using a different method from that used for the accounting consolidation.

The companies for which a different consolidation method is used, based on the regulations applied, and the equity investments that are deducted from capital are listed in Appendix II, distinguishing between financial institutions and insurance companies in which the Group has a significant ownership interest. As of the reporting date, both types of investment are exempt from deduction pursuant to article 48 of the CRR.

A complete list of the companies that comprise Grupo Santander is appended to the Notes to the Group’s consolidated financial statements.

At 31 December 2015, under Rule Five of Bank of Spain Circular 3/2008, the subsidiaries Santander Leasing S.A. EFC* and Santander Factoring y Confirming S.A. EFC* are exempt from the minimum capital requirements, the limit on large exposures and the internal corporate governance obligations. No use of the exemptions under the applicable regulations has been made for any other Grupo Santander subsidiaries.

Santander is one of the banks that have not required state aid in any of the countries in which it operates.

3.2. Structure and policy of the Pillar III Disclosures

The Grupo Santander’s Pillar III Disclosures are divided into 13 sections and 7 appendices. The first 3 chapters describe material events affecting the Group that occurred in 2014, the macroeconomic and regulatory environment, the scope of application and the background to Pillar III in Grupo Santander. The 4th chapter provides full information on capital, including qualitative information on the capital function in the Group and quantitative information on the Group’s capital base and capital requirements.

Chapters 5 to 11 describe the risk function in the Group and provide detailed information about credit risk, market and ALM risk, operational risk, liquidity risk and compliance and conduct risk.

Chapter 7 describes the basic concepts of securitisations and summarises management of this activity during the year.

Chapter 12 describes the Internal Control function in the Group. Chapter 13 contains information on remuneration policy.

*	These companies, as specialised lending institutions, are subject to the capital adequacy regulations established in Spain’s Law 10/2014 of 26 June, and its implementing regulations.

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Background to Pillar III in Grupo Santander

The Appendices contain information required pursuant to prevailing legislation on certain aspects such as eligible capital, the issue of preference shares and subordinated debt, the various consolidation methods of the Group’s subsidiaries and regulatory changes in 2015.

Lastly, the Appendix includes a glossary of terms to facilitate understanding of the report.

3.3. Governance: approval and publication

Pursuant to the official disclosure policy approved by the Board and recently updated at its meeting on 12 February 2016 to incorporate the EBA’s recommendations, Grupo Santander publishes its annual Pillar III Disclosures following board approval. Prior to Board approval on 12 February 2016, the report was reviewed by the Committee of Risk Supervision, Regulations and Compliance at its meeting on 11 February and the Capital Committee at its meeting on 8 February 2016.

In addition, since March 2015, a set of quarterly information has been published, in compliance with the European Banking Authority “Guidelines on materiality, proprietary and confidentiality and on disclosure frequency” pursuant to article 432, sections 1 and 2 and article 433 of Regulation (EU) 575/2013.

The Pillar III Disclosures are available in the “Investor Relations” section of Grupo Santander website (www.santander.com), under “Financial reports”.

In addition to the information in this report, some Group subsidiaries publish information on capital and solvency on their websites pursuant to regulatory requirements.

3.4. Transparency enhancements

Santander has taken note of the recommendations issued by the EBA and other working groups such as the Enhanced Disclosure Task Force (EDTF) to improve the transparency of the information published each year in its Pillar III report.

The EBA Report On Bank’s Transparency in their 2014 Pillar 3 Reports assesses the information reported by 17 European banks on various capital and risk aspects. Banco Santander was not included in the analysis this time due to reasons outside the entity’s control. However, it does consider this comparative report to be a very useful tool to continue to improve transparency and has incorporated the key best practices.

The Group has incorporated a large number of the Basel Committee’s recommendations included in its Revised Pillar 3 Disclosure Requirements document published in January 2015.

The enhancements introduced as a result of these recommendations and comments are detailed below:

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PILLAR III DISCLOSURES 2015
Background to Pillar III in Grupo Santander

■ Table 1. Transparency enhancements - BCBS and EDTF

ID	BCBS enhancement description	Pillar III 2015
OVA	Bank risk management approach	5.1

OV1	Overview of RWA	4.6.3

CRA	General information about credit risk	6.1

CR1	Credit quality of assets	6.2

CR2	Changes in stock of defaulted loans and debt securities	6.2

CRB	Additional disclosure related to the credit quality of assets	6.1.9; 6.1.10

CRC	Qualitative disclosure requirements related to credit risk mitigation techniques	6.11

CRD	Qualitative disclosures on banks’ use of external credit ratings under the standardised approach for credit risk	4.6.3.1.2 (partial)

CR4	Standardised approach – credit risk exposure and Credit Risk Mitigation (CRM) effects	6.2

CR5	Standardised approach – exposures by asset classes and risk weights	4.6.3.1.2

CRE	Qualitative disclosures related to IRB models	4.6.3.1.1

CR6	IRB – Credit risk exposures by portfolio and PD range	4.6.3.1.1

CR8	RWA flow statements of credit risk exposures under IRB	4.6.3.1

CR9	IRB – Backtesting of probability of default (PD) per portfolio	6.9

CR10	IRB (specialised lending and equities under the simple risk weight method)	4.6.3.1.1

CCRA	Qualitative disclosure related to counterparty credit risk	6.11.5

CCR2	Credit valuation adjustment (CVA) capital charge	6.10

CCR3	Standardised approach of CCR exposures by regulatory portfolio and risk weights	6.10

CCR4	IRB – CCR exposures by portfolio and PD scale	6.10

CCR5	Composition of collateral for CCR exposure	6.11

CCR6	Credit derivatives exposures	6.11

CCR8	Exposures to central counterparties	6.11.5

SECA	Qualitative disclosure requirements related to securitisation exposures	7.1; Annex IV (partial)

SEC1	Securitisation exposures in the banking book	7.1.3.3

SEC2	Securitisation exposures in the trading book	7.1.3.3

SEC3	Securitisation exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor	7.1.3.3

SEC4	Securitisation exposures in the banking book and associated capital requirements – bank acting as investor	7.1.3.3

MRA	Qualitative disclosure requirements related to market risk	8.1

MRB	Qualitative disclosures for banks using the Internal Models Approach (IMA)	8.1

MR1	Market risk under standardised approach	4.6.3.3

MR2	RWA flow statements of market risk exposures under an IMA	4.6.3.3

MR3	IMA values for trading portfolios	8.2

MR4	Comparison of VaR estimates with gains/losses	8.2

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PILLAR III DISCLOSURES 2015
Background to Pillar III in Grupo Santander

EDTF recommendations			Annual Report	Pillar III
General	1	Index with risk information	Executive summary	Annex V; Annex VI; 3.4

	2	Terminology and risk measures	B.1; D.15; D.2-1-D.2.4; D.3.2	Annex VII

	3	Top and emerging risk	C	5.2

	4	New regulatory ratios and compliance plans	D.1; D.3; D.8	1; 4.6.3.2- 6.5.3.3

Risk governance, management and business model	5	Organisation of risk management, processes and functions	B; D.3.2	5; 4.2; 4.3; 4.4

	6	Risk culture and risk internal measures	A; B.4	5

	7	Business model risks, management and appetite risk	B; D.8	5.1; 5.3; 11.8;

	8	Stress test and process	B.3.1.-B.3.3.; D.1.5.;	4.7.1
			D.2.2.-D.2.3.;
			D.3.2.; D.8.4.

Capital adequacy and risk - weigthed assets	9	Minimum capital requirements (Pillar 1)	D.8	Executive summary; 4.6.1: 4.6.3; 4.6.4

	10	Composition of regulatory capital and conciliation with the balance sheet	—	3.6; 4.6.1 Annex III.a y III.c

	11	Flow statement of movements in regulatory capital	—	4.6; 4.6.1; Annex III.b; Annex III.c

	12	Capital planning	D.8.4	4.7.1

	13	Business activities and RWAs	D.8	4.6.3

	14	Capital requirements by method	—	4.6; 4.6.3;6.4
		of calculation and portfolio

	15	Credit risk by Basel portfolios	—	4.6.3.1.1; 6.2-6.4

	16	RWA flow statement by type of risk	—	Executive summary; 4.6.3.1; 4.6.3.3; 4.6.3.4

	17	Backtesting of models (Pillar III)	—	6.7; 6.9; 8.2.5

Liquidity	18	Liquidity needs, management and liquidity reserve	D.3.2.; D.3.3	9

Funding	19	Encumbered and unencumbered assets	D.3.3	9.3.2 (IV)

	20	Contractual maturities of assets, liabilities and off-balance sheet balances	D.3.3	—

	21	Funding plan	D.3.3; D.3.4	9.3

Market risk	22	Balance sheet conciliation with trading and non-trading positions	D.2.2	—

	23	Significant market risk factors	D.2.1-D.2.3	8.1; 8.2

	24	Market risk measurement model limitations	D.2.2	8.2; 8.2.6

	25	Management techniques for measuring and assessing the risk of loss	D.2.2	8.2.1; 8.2.2; 8.2.3; 8.2.4; 8.2.5

Credit risk	26	Credit risk profile and conciliation with balance sheet items	D.1.2	6.2

	27	Policies for impaired or non-performing loans and forbearance portfolio	D.1.2	—

	28	Conciliation of non-performing loans and provisions	D.1.2	6.2

	29	Counterparty risk resulting from derivative transactions	D.1.4	6.10

	30	Credit risk mitigation	D.1.5	6.11

Other risks	31	Other risks	D.4; D.6; D.7	10; 11; 12

	32	Discussion of risk events in the public domain	D.5	11

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PILLAR III DISCLOSURES 2015
Background to Pillar III in Grupo Santander

3.5. Differences between the consolidation method for accounting purposes and the consolidation method for regulatory capital calculation purposes

For the purposes of calculating the solvency ratio in accordance with the nature of their activities, the Group units included in the prudential scope of consolidation, are consolidated using the global consolidation method, with the exception of jointly controlled entities, which are consolidated using proportionate consolidation. All companies that cannot be consolidated in accordance with their activities are accounted for using the equity method and so are treated as equity exposures.

The basis of the information used for accounting purposes differs from that used for the calculation of regulatory capital requirements. The measures of risk exposure may differ, depending on the purpose for which they are calculated, e.g. generation of accounting information, calculation of regulatory capital or generation of management information. The exposure data included in the quantitative disclosures in this document are used for calculating regulatory capital.

3.6. Disclosure criteria used in this report

This report has been prepared in accordance with the applicable European Capital Requirements (CRR).

Below are the details of the type of information that best reflects the discrepancies between the regulatory information, shown in this report, and the information shown in the annual report, and the accounting information:

•	The measures of credit risk exposure used for calculating regulatory capital requirements include (i) not only current exposures, but also potential future risk exposures arising from future commitments (contingent liabilities and commitments) or changes in market risk factors (derivative instruments); and (ii) the mitigating factors of these exposures (netting arrangements and collateral agreements for derivative exposures and collateral, and personal guarantees for on-balance-sheet exposures).

•	The criteria used for classifying defaulted exposures in portfolios subject to advanced approaches for calculation of regulatory capital are more conservative than those used for preparing the disaggregated information provided in the Annual Report.

The reconciliation of public and confidential balance sheets is shown below.

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PILLAR III DISCLOSURES 2015
Background to Pillar III in Grupo Santander

■ Table 2. Reconciliation of public balance sheet to non-public balance sheet (regulatory perimeter)

    Millions of Euros

	Public	(-) Exclusion non- financial entities (insurance companies and others) using equity method	(+) Jointly Controlled Companies	(+/-) Intergroup group/ non-public perimeter	Non-public
Cash and balances at central banks	81,329	-1	45	0	81,373
Trading book	147,287	-663	41	1,035	147,700
Loans and advances to credit institutions	2,293	-3	0	0	2,290
Loans and advances to customers	6,081	0	0	0	6,081
Debt instruments	43,964	-81	5	0	43,888
Equity instruments	18,225	-3	23	0	18,245
Trading derivatives	76,724	-576	13	1,035	77,196
Other fin. assets at fair value through P&L	45,043	-6,757	1	5,960	44,247
Loans and advances to credit institutions	26,403	-3,027	0	2,911	26,287
Loans and advances to customers	14,293	0	0	2,595	16,888
Debt instruments	3,717	-3,459	0	454	712
Equity instruments	630	-271	1	0	360
Available-for-sale financial assets	122,036	-13,036	18	1,826	110,844
Debt instruments	117,187	-12,353	12	1,826	106,672
Other equity instruments	4,849	-683	6	0	4,172
Loans and receivables	831,637	-7,030	8,557	2,667	835,831
Loans and advances to credit institutions	50,256	-6,490	686	5,031	49,483
Loans and advances to customers	770,474	-508	7,871	-2,064	775,773
Debt instruments	10,907	-32	0	-300	10,575
Held-to-maturity investments	4,355	0	0	0	4,355
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	1,379	0	1	0	1,380
Hedging derivatives	7,727	0	62	-84	7,705
Non-current assets held for sale	5,646	-3	213	0	5,856
Investments	3,251	3,249	-1,068	0	5,432
Associates	1,659	-33	0	0	1,626
Jointly controlled entities	1,592	0	-1,068	0	524
Group entities		3,282	0	0	3,282
Insurance contracts linked to pensions	299	0	0	1,625	1,924
Reinsurance assets	331	-331	0	0	0
Tangible assets	25,320	-6,529	47	0	18,838
Property, plant and equipment	19,335	-3,141	13	0	16,207
For own use	7,949	-203	13	0	7,759
Leased out under an operating lease	11,386	-2,938	0	0	8,448
Investment property	5,985	-3,388	34	0	2,631
Intangible assets	29,430	-307	576	0	29,699
Goodwill	26,960	-162	203	0	27,001
Other intangible assets	2,470	-145	373	0	2,698
Tax assets	27,814	-476	130	0	27,468
Current	5,769	-41	53	0	5,781
Deferred	22,045	-435	77	0	21,687
Other assets	7,376	-1,472	167	0	6,071
Inventories	1,013	-1,012	0	0	1
Other	6,363	-460	167	0	6,070

TOTAL ASSETS	1,340,260	-33,356	8,790	13,029	1,328,723

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PILLAR III DISCLOSURES 2015
Background to Pillar III in Grupo Santander

■ Table 2, Reconciliation of public balance sheet to non-public balance sheet (regulatory perimeter) - continued

    Millions of Euros

	Public	(-) Exclusion non- financial entities (insurance companies and others) using equity method	(+) Jointly Controlled Companies	(+/-) Intergroup group/ non-public perimeter	Non-public
Trading book	105,218	-392	6	1,033	105,865
Deposits from central banks	2,178	0	0	0	2,178
Deposits from credit institutions	77	-3	0	-1	73
Customer deposits	9,187	0	0	0	9,187
Marketable debt securities	0	0	0	0	0
Trading derivatives	76,414	-389	6	1,034	77,065
Short positions	17,362	0	0	0	17,362
Other financial liabilities	0	0	0	0	0
Other financial liab. at fair value through P&L	54,768	-19,600	0	768	35,936
Deposits from central banks	16,486	0	0	0	16,486
Deposits from credit institutions	8,551	0	0	-46	8,505
Customer deposits	26,357	-19,600	0	814	7,571
Marketable debt securities	3,373	0	0	0	3,373
Subordinated liabilities	0	0	0	0	0
Other financial liabilities	1	0	0	0	1
Financial liabilities at amortised cost	1,039,343	-9,655	8,447	9,658	1,047,793
Deposits from central banks	38,872	0	18	0	38,890
Deposits from credit institutions	109,207	-8,044	4,901	267	106,331
Customer deposits	647,578	-787	1,054	6,851	654,696
Marketable debt securities	201,656	-34	2,246	1,940	205,808
Subordinated liabilities	21,153	-25	71	-1	21,198
Other financial liabilities	20,877	-765	157	601	20,870
Hedging derivatives	174	0	0	0	174
Liabilities associated with non-current assets held for sale	8,937	-64	21	-85	8,809
Liabilities under insurance contracts	627	-2,282	0	1,655	0
Provisions	14,494	-16	13	0	14,491
Provisions for pensions and similar obligations	8,272	0	2	0	8,274
Provision for taxes and other legal contingencies	2,577	-66	6	0	2,517
Provisions for contingent liabilities and commitments	618	0	0	0	618
Other provisions	3,027	50	5	0	3,082
Tax liabilities	7,725	-476	96	0	7,345
Current	2,160	-70	62	0	2,152
Deferred	5,565	-406	34	0	5,193
Other liabilities	10,221	-211	207	0	10,217

TOTAL LIABILITIES	1,241,507	-32,696	8,790	13,029	1,230,630

Equity	102,402	0	0	0	102,402
Share capital (a)	7,217	0	0	0	7,217
Registered	7,217	0	0	0	7,217
Less: Uncalled capital	0	0	0	0	0
Share premium	45,001	0	0	0	45,001
Reserves	45,760	0	0	0	45,760
Accumulated reserves/(losses)	45,469	-627	-49	0	44,793
Reserves/(losses) of equity method entities	291	627	49	0	967
Other equity instruments	214	0	0	0	214
Equity component of compound financial instruments	0	0	0	0	0
Other equity instruments	214	0	0	0	214
Less: Treasury shares	-210	0	0	0	-210
Profit for the year attributable to the parent	5,966	0	0	0	5,966
Less: Dividends and remuneration	-1,546	0	0	0	-1,546
Valuation adjustments	-14,362	0	0	0	-14,362
Non-controlling interests	10,713	-660	0	0	10,053
TOTAL EQUITY	98,753	-660	0	0	98,093

TOTAL LIABILITIES + EQUITY	1,340,260	-33,356	8,790	13,029	1,328,723

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PILLAR III DISCLOSURES 2015
Background to Pillar III in Grupo Santander

3.7. Substantial modifications due to scope changes and corporate transactions

1) Agreement with Banque PSA Finance

The Group, through its subsidiary Santander Consumer Finance, S.A., and Banque PSA Finance, the vehicle financing unit of the PSA Peugeot Citroën Group, entered into an agreement in 2014 for the operation of the vehicle financing business in twelve European countries. Pursuant to the terms of the agreement, the Group will finance this business, under certain circumstances and conditions, from the date on which the transaction is completed. In addition, in certain countries, the Group will purchase a portion of the current lending portfolio of Banque PSA Finance. A cooperation agreement for the insurance business in all these countries is also included.

In January 2015 the related regulatory authorisations to commence activities in France and the United Kingdom were obtained and, accordingly, on 2 February 2015 the Group acquired 50% of Société Financière de Banque - SOFIB and PSA Finance UK Limited for EUR 462 million and EUR 148 million, respectively.

In addition, under the framework agreement, PSA Insurance Europe Limited and PSA Life Insurance Europe Limited (both insurance companies with registered office in Malta) were incorporated on 1 May, in which the Group contributed 50% of the share capital, amounting to EUR 23 million. On 3 August the Group acquired a full ownership interest in PSA Gestão - Comércio E Aluguer de Veiculos, S.A. (a company with registered office in Portugal) and the loan portfolio of the Portuguese branch of Banque PSA Finance for EUR 10 million and EUR 25 million, respectively. On 1 October PSA Financial Services Spain, E.F.C., S.A. (a company with registered office in Spain) was incorporated, in which the Group contributed EUR 181 million (50% of the share capital).

In 2015 these businesses contributed EUR 121 million to the Group’s profit. Had the business combination taken place on 1 January 2015, the profit contributed to the Group in 2015 would have been approximately EUR 159 million.

2) Carfinco Financial Group

On 16 September 2014, the Bank announced that it had reached an agreement to acquire the listed Canadian company Carfinco Financial Group Inc. (“Carfinco”) which specialises in vehicle finance.

In order to purchase Carfinco, the Group incorporated Santander Holding Canada Inc., 96.4% of which was owned by Banco Santander, S.A. and the other 3.6% by certain members of the former management group. This holding company acquired 100% of Carfinco on 6 March 2015, paying 209 million Euros, with goodwill of 162 million Euros.

During 2015, this business contributed with EUR 6 million to the Group’s income. If the business had merged on 1 January 2015, the contribution made to the Group during 2015 would have reached 7 million Euros.

3) Metrovacesa

On 19 December 2012, the creditors who had taken part in an operation to restructure the debt of Grupo Sanahuja, for which they received shares of Metrovacesa, S.A. in lieu of payment, announced that they had reached an agreement to promote the delisting of shares of Metrovacesa, S.A.. Accordingly, they voted in favour of this course of action in the General Shareholders Meeting, which was held on 29 January 2014 for that purpose. Once the delisting and the takeover bid was approved by the General Shareholders Meeting of Metrovacesa, S.A., the entities made an exclusion takeover bid to those shareholders of Metrovacesa, S.A. who had not signed the agreement at a price of 2.28 Euros per share. The Group took part in the exclusion takeover bid, acquiring a further 1.953% of Metrovacesa, S.A. for 44 million Euros.

On 23 December 2014, the Group acquired 19.07% of Metrovacesa, S.A. from Bankia, S.A. for 98.9 million Euros. This brought its stake in the company to 55.89% and it thus became the controlling shareholder.

Lastly, on 15 September 2015, the Group acquired 13.8% of Metrovacesa, S.A. from Banco Sabadell, S.A. for 253 million Euros. This took its stake in the company to 72.51%, this transaction gave a rise to an increase of EUR 18 million in reserves.

4) Agreement with UniCredit, Warburg Pincus and General Atlantic

On 23 April 2015, the Group announced that, together with its partners Warburg Pincus and General Atlantic, it had entered into a heads of terms and exclusivity agreement with UniCredit, subject to the signing of the final agreement, to merge Santander Asset Management and Pioneer Investments.

The agreement provides for the creation of a new company comprising the local asset managers of Santander Asset Management and Pioneer Investments. The Group will have a 33.3% direct stake in the new company, UniCredit another 33.3%, and Warburg Pincus and General Atlantic will share a 33.3% stake. Pioneer Investments’ operations in the United States will not be included in the new company but rather will be owned by UniCredit (50%) and Warburg Pincus and General Atlantic (50%).

On 11 November 2015, the final framework agreement was signed by UniCredit, Santander, Warburg Pincus and General Atlantic for the integration of these businesses in accordance with the aforementioned structure. At present the transactions is scheduled to be completed in 2016 once the preconditions established in the framework agreement have been met and the relevant regulatory authorisations have been obtained.

5) Santander Consumer USA

On 3 July 2015, the Group announced that it had signed an agreement to buy the 9.68% stake held by DDFS LLC in Santander Consumer USA Holdings Inc. (SCUSA) for 928 million dollars. Following this transaction, subject to the granting of certain regulatory authorisations, the Group’s will have a stake of approximately 68.7% in SCUSA.

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PILLAR III DISCLOSURES 2015
Background to Pillar III in Grupo Santander

6) Funchal International Bank (Banif)

On 21 December 2015, the Group announced that the Bank of Portugal, as the national resolution authority, had decided to award the commercial banking business of Funchal International Bank (Banif) to the Portuguese subsidiary of Banco Santander, S.A.. These businesses and subsidiaries will now be included within the Group.

The transaction was instrumented through the transfer of a substantial part (commercial banking) of Banif’s assets and liabilities, for which the Group paid EUR 150 million.

Since the acquisition took place by the end of December 2015, these businesses did not contribute materially to the Group’s profit.

7) Custody business

On 19 June 2014, the Group announced that it had reached an agreement with FINESP Holdings II B.V., a subsidiary of Warburg Pincus, to sell a 50% stake in Santander’s custody business in Spain, Mexico and Brazil. The remaining 50% will be retained by the Group. At 31 December 2015, the sale remained subject to the obtainment of the relevant regulatory authorisations.

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PILLAR III DISCLOSURES 2015
Capital

4. Capital

4.1. Introduction

Capital management and control in the Group is performed in an integrated way, seeking to guarantee the Bank’s solvency, fulfilment of regulatory requirements and profit maximization. It is determined by the strategic objectives and by risk appetite set by the Board of Directors. In order to achieve this, the following policies have been established to shape the approach that the Group applies regarding to capital management:

•	Establish adequate capital planning that covers current needs and provides the necessary resources to meet the business plan requirements, regulatory requirements and the associated risks in the short and medium term, while maintaining the risk profile approved by the board.

•	Ensure that, under stress scenarios, the Group and its companies maintain enough capital to cover the needs arising from the risk increase due to deterioration of macroeconomic conditions.

■ Table 3. Solvency ratios

	Fully Loaded		Phase-In
EUR million	Dec-15	Dec-14	Dec-15	Dec-14
Common Equity (CET1)	58,705	48,129	73,478	64,250
Tier [1]	64,209	52,857	73,478	64,250
Total Capital	76,205	60,394	84,350	70,483
Risk Weighted Assets	583,893	582,207	585,633	585,621
CET1 Ratio	10.05%	8.27%	12.55%	10.97%
Tier 1 Ratio	11.00%	9.08%	12.55%	10.97%

Total Capital Ratio	13.05%	10.37%	14.40%	12.03%

•	Optimise capital use through appropriate allocation of capital among the businesses, based on the relative return on regulatory and economic capital, considering risk appetite, its growth and strategic objectives.

Santander defines Capital Risk as the risk by which the Group or any of its companies have insufficient quantity or quality of capital to meet the minimum regulatory requirements established to operate as a bank, to meet market expectations in terms of creditworthiness and to boost growth of its businesses and any strategic opportunities that arise, in accordance with its strategic plan. The main objectives are as follows:

•	Meet internal capital and solvency objectives.

•	Meet regulatory requirements.

•	Align the Bank’s strategic plan with the capital expectations of outside agents (rating agencies, shareholders and investors, customers, supervisors, etc.).

•	Support the growth of the businesses and take advantage of any strategic opportunities that arise.

Grupo Santander has a comfortable solvency position which exceeds the levels required by regulations and by the European Central Bank. In 2015, the Group continued reinforcing its key capital ratios in response to a difficult economic and financial environment and to new regulatory requirements, starting the year with a capital increase of 7,500 million EUR and establishing a dividend policy that guarantees organic capital generation.

*	ECB Minimum prudential requirements based on the supervisory review and evaluation process (SREP)

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The Group’s main solvency ratios at 31st December 2015 are as shown in table 3. Phase-in ratios are calculated by applying the transitory schedules for implementation of Basel III, whereas fully-loaded ratios are calculated using the final regulations.

In fully-loaded terms CET1 in December stood at 10.05%, thereby meeting the year-end target announced at the beginning of 2015. This constitutes an increase of 40 basis points on the year (disregarding the capital increase). The increase is actually 50 basis points prior to consideration of the net charge for capital gains and non-recurring write-downs.

The fully-loaded capital ratio was 13.05%, up by 130 basis points during the year, as the CET1 increase was enhanced by the favourable impact of the eligibility of hybrid issues.

From the point of view of quality, the Group has solid ratios suited to its business model, the structure of its balance sheet and its risk profile.

Grupo Santander exceeds the minimum regulatory requirements for 2016 by 280 basis points.

4.2. Capital function

The core principles provide the basic guidelines for the Group entities in capital management, monitoring and control.

•	Capital autonomy. The Group’s corporate structure is based on a model of legally independent subsidiaries, each with responsibility for its own capital and liquidity. This gives advantage in raising funds and limits the risk of contagion, thus reducing systemic risk, and subjects subsidiaries to two tiers of supervision and internal control: local and global. The local units have the necessary capital to carry on their activity autonomously and to meet regulatory requirements.

•	Centralised monitoring. The capital management model must ensure a holistic view, through a corporate environment of global coordination and review (every business, every geographic region). The first level of monitoring, by the local units themselves, is supplemented by the monitoring activity of the corporate units.

•	Appropriate capital distribution. The allocation of capital resources must be consistent with the effective location of risk assumed within the Group and proportional to the risk taken, in order to strike an optimal balance between solvency and profitability. Both the subsidiaries and the parent entity must be adequately capitalised, and capital must be allocated using balanced criteria.
•	Capital strengthening. Independently of the need to operate with a level of adequate capital (available capital) to meet legal requirements, the right mix of capital must also be ensured , encouraging the choice of the eligible elements with the maximum possible quality (based on its loss-absorbing capacity, its likelihood of remaining on the entity’s balance sheet in the longer term, and its ranking in the priority of payments), so as to guarantee the capital stability over time and support the Group’s sustained growth strategy.

•	Capital conservation. Capital is a scarce resource which must be used as efficiently as possible, given the high cost of generating capital organically or by resorting to the markets. All units must therefore have ongoing monitoring mechanisms to optimise capital usage.

•	Prudent capital management. The fundamental aim of capital management is to preserve the entity’s solvency without losing focus on the return on invested capital. This requires setting capital targets that are consistent with the entity’s risk profile, both locally and globally, so as to limit the levels and types of risk the entity is willing to assume in the course of its business and ensure that capital levels consistent with those risks are maintained.
•	Maximisation of value creation. Investment decisions are aimed at optimising value creation from invested capital. In order to align business management with capital management, a set of metrics relating the cost of capital to the return on capital investment are monitored, allowing the profitability of transactions, customers, portfolios and businesses to be compared on a consistent basis.

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4.2.1. Organisation

The organisational structure has been defined with to ensure compliance with the principles of capital management, and to guarantee that the existing relationship between each subsidiary and the corporation in this function is such as to facilitate the subsidiary’s financial autonomy, subject to strict monitoring, coordinated at Group level.

Santander’s risk management and control model is based on three lines of defence. The first line is composed of the business functions or activities that assume or generate exposure to risk. Risks undertaken or generated within the first line of defence must be in accordance with appetite and the limited defined. To carry out its function, the first line of defence must have the resources to identify, measure, manage and report the risks assumed. The second line of defence comprises the function of controlling and supervising risk, and the compliance function. The second line is charged with effective control of risks, and ensures that they are managed in accordance with the risk appetite defined. Internal audit is the third line of defence and the last layer of control, and regularly assesses policies, methods and procedures to ensure they are suitable and also checks they are operational. The risk control function, the compliance function and the Internal Audit function are sufficiently separate and independent from each other and also regarding other functions that they control and supervise in order to carry out their tasks, and have access to the Board of Directors and/or to its Committees at the highest level.

4.2.2. Capital governance

To ensure the proper exercise of the capital function, both in terms of decision making and in terms of supervision and control, Grupo Santander has developed a structure of responsive and efficient governance bodies, which ensure the participation of all the areas concerned and guarantee the necessary involvement of senior management. Because of the Group’s characteristic subsidiaries structure, the governance structure of the capital function has to be adapted to preserve the subsidiaries’ capital autonomy, while allowing centralised monitoring and coordinated management at Group level. There are also committees that have responsibilities both at local level and also for coordination at Group level. The local committees must report to the corporate committees as and when required on any relevant aspects of their activity that may affect capital, so as to ensure proper coordination between the subsidiaries and the corporate level.

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4.3. Capital management and control

The goal of capital management and control at Grupo Santander is to guarantee the entity’s solvency and maximise its profitability, while ensuring compliance with internal capital goals and regulatory requirements. Capital management and control is a fundamental strategic tool for decision making at both local and corporate level, and serves to create a common framework of action by establishing definitions and homogenisation of capital management criteria, policies, functions, metrics and processes.

■ Capital variables

The Group works with the following variables relating to the concept of capital:

Regulatory capital

•	Capital requirements: The minimum amount of capital the supervisory authority requires the entity to hold to safeguard its solvency, based on the amount of risk assumed, in terms of credit, market and operational risk.

•	Eligible capital: The capital the regulator considers eligible to meet capital requirements. The main components of eligible capital are accounting capital and reserves.

Economic capital

•	Internal capital requirements: The minimum amount of capital that the Group needs with a specified level of probability to absorb unexpected losses deriving from its current exposure to all risks taken on by the entity (including risks additional to those contemplated under the regulatory capital requirements).

•	Available capital: The amount of capital the Group itself considers eligible, on management criteria, to meet capital needs.

Cost of capital

The minimum return required by investors (shareholders) as compensation for the opportunity cost incurred and the risk assumed in investing their capital in the entity. This cost of capital represents a “cut-off rate” or “minimum return” to be achieved and allows comparisons to be made between the different business units and their efficiency to be assessed.

Leverage ratio

The minimum return required by investors (shareholders) as compensation for the opportunity cost incurred and the risk assumed in investing their capital in the entity. This cost of capital represents a “cut-off rate” or “minimum return” to be achieved and allows comparisons to be made between the different business units and their efficiency to be assessed.

Return on risk-adjusted capital (Rorac)

The return (understood as net profit after tax) on internally required economic capital. Therefore, the higher the economic capital, the lower the Rorac. For this reason, the Bank must demand a higher return from transactions or business units that consume more capital.

Rorac takes the investment risk into account and so provides a risk-adjusted measure of return.

The use of Rorac allows the Bank to better manage its activities, assess the real risk-adjusted return of businesses and be more efficient in decision-making relating to investments.

Return on Risk Weighted Asset (RoRWA)

Defined as the return (understood as net profit after tax) on a business’ risk-weighted assets.

The use of RoRWA allows the Bank to set up strategies to allocate regulatory capital and ensure the maximum return is obtained.

Value creation

Any profit generated above and beyond the cost of economic capital.

The Bank will create value when the risk-adjusted return, measured by Rorac, is higher than its cost of capital. Otherwise value will be destroyed. Measures the risk-adjusted return in absolute terms (monetary units), supplementing the Rorac result.

Expected loss

Average NPL losses expected by the entity over the course of an economic cycle. From the point of view of expected loss, defaults are considered a “cost” that could be eliminated or reduced through appropriate selection of borrowers.

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PILLAR III DISCLOSURES 2015
Capital

The Group’s capital function is preformed at two levels:

•	Regulatory capital: Regulatory capital management is based on the analysis of the capital base, the solvency ratios as defined by applicable regulation and the scenarios used in capital planning. The aim of the capital structure is to be as efficient as possible, both in terms of cost and in terms of compliance with the requirements of regulators. Active capital management includes strategies for capital allocation and for efficient usage of business units, securitisations, asset sales and issues of capital instruments (preferred stock, subordinated debt) and hybrid capital instruments.

•	Economic capital: Economic capital management aims to optimise value creation in the Group and its business units. For that purpose, economic capital, RORAC and value creation per business unit are calculated, analysed and reported to the capital management committee. Within the framework of the internal capital adequacy assessment process (Basel Pillar II), Grupo Santander uses an economic capital measurement model to ensure that sufficient capital is available to support all the risks of its activity under several economic scenarios, and with the capital adequacy levels set by the Group.

4.4. Capital management priorities in 2015

Details of the most significant actions taken in 2015 are set out below:

January 2015 Capital increase

In 2015 Santander carried out a capital increase of 7,500 million EUR through the issuance of 1,213 million shares, disregarding preferential subscription rights for current shareholders. The capital increase was carried out via an accelerated book building offer aimed at institutional investors. The new shares started trading on 13th January 2015.

This capital strengthening enabled the Bank to take advantage of organic growth opportunities and increase lending and market share. It also allows early compliance with the Basel III capital requirements, assuming its full implementation since 2015, even though they are not required until January 2019.

Issuances of financial instruments with the legal status of capital

In March, Grupo Santander S.A. issued EUR 1,500 million in subordinated debt eligible as tier 2 capital, with fixed annual returns of 2.5%, boosting its overall capital ratio.

In June, Santander UK Group Holdings issued GBP 750 million in perpetual securities eligible as additional tier 1 capital, with an annual return of 7.375%, boosting its tier 1 capital ratio.

In September, Santander UK Group Holdings issued USD 500 million and USD 1,000 million in subordinated debt eligible as tier 2 capital, with fixed returns of 5.625% and 4.75%, respectively, boosting its overall capital ratio.

Finally, in November, Grupo Santander S.A. issued USD 1,500 million in subordinated debt eligible as Tier 2 capital, with fixed annual returns of 5.18%, boosting its overall capital ratio.

Takeover bid in Santander Consumer USA

In 3 July 2015 the Group announced it had reached an agreement to buy DDFS LLC’s 9.68% stake in Santander Consumer USA Holdings Inc. (SCUSA) for USD 928 million. Following this operation, subject to regulatory authorisations, the Group’s holding in SCUSA will stand at approximately 68.7%.

Dividend’s Policy

During 2015 Bank’s Dividend policy was reoriented, being applicable with the effect from the first dividend paid against 2015 profits and with a view to paying in cash the most part of the quarterly retribution; announcing that the retribution paid against 2015 profits would be 0.20 Euros – three cash dividends and a scrip dividend (Santander Dividendo Elección), for an approximated value of five cents per share and each of them. Furthermore, the intention of cash pay-out represents between 30% and 40% from the recurrent profit, instead of the 20% back then, and that the evolution from the shareholder retribution was according to the growth of the results.

It should be highlighted that the goals have been met with a cash dividend of 38% of the profit and a rise of the cash dividend per share of 79%.

In December 2015, the European Central Bank issued a recommendation about the dividend’s policy to be applied from 2016 to all credit entities in the Eurozone. In the same recommendation, the European Central Bank invites to stablish more conservative dividend policies and ensuring prudent assumptions.

Finally, in some geographies, some limitations about the distribution of dividends have been stablished, based on the new and more strict regulation about solvency, but at the moment and excluding the objections issued by the Boston Federal Reserve about the Comprehensive Capital Analysis Review (CCAR) from the Sub-Holding of our subsidiary in the United States, there is no record of any other practical or legal impediment, to the transfer of funds from the subsidiaries to the Parent through dividends, loans, advances, in the form of risk capital or other instruments, by the dependent entities of Grupo Santander.

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4.5. Capital goals

Grupo Santander is working with the objective of achieving a fully loaded CET 1 ratio of above 11% in 2018.

The Group is committed to improve capital allocation efficiency. The levers and guidelines to achieve this objective are:

•	Maintain RWA growth below profit growth , ensuring coordination among all Units.

•	Develop and carry out capital optimisation plans at Group level, by countries and by business lines.

•	Anticipate and adapt to changes in law and in regulation.

•	Definition of the capital structure, capital plans and living wills.

•	Apply capital discipline to the entire Group and control M&A.

4.6. Pillar I regulatory capital

The current regulatory framework for capital calculation is based on three pillars:

•	Pillar I sets the minimum capital requirement for credit, market and operational risk, allowing the possibility of using internal ratings and internal models (IRB approach) for calculating credit-risk-weighted average exposures, internal models for market risk and internal models for operational risk. The aim is to make the regulatory requirements more sensitive to the risks actually incurred by financial institutions in carrying out their business activities.

•	Pillar II establishes a system of supervisory review, aimed at improving banks’ internal risk management and capital adequacy self-assessment in line with their risk profile.

•	Lastly, Pillar III defines the elements related to market discipline and disclosure.

In Spain, the regulations on the calculation and monitoring of minimum capital have been actively updated ever since Basel II came into effect. The Capital Requirements Directive and the Regulation implementing the Basel III agreement were approved on 27th July 2013 and apply from 1st January 2014.

4.6.1. Eligible capital

Total eligible capital, after retained earnings, amounts to EUR 103,125 million having increased EUR 11,461 million throughout the year (12%).

In January 2015, Grupo Santander carried out a capital increase of EUR 7,500 million, through the issue of 1,213 million new shares. In addition, throughout 2015, the bank launched several ordinary share issues to meet the demand of those shareholders that decided to receive dividends in the form of shares, under the Santander Dividendo Elección (scrip dividend) programmes. During the three scrip dividend issues performed during the year (two for the third and fourth dividends of 2014 and one for the second dividend of 2015), a total of 636,485,686 shares were issued, with a combined acceptance of 84.1%.

Valuation adjustments decreased in EUR 3,504 million, primarily reflecting the impact of exchange rates on the value of investments in foreign subsidiaries (partly hedged) and the valuation of available-for-sale portfolios.

A reconciliation of accounting capital, which is the subject of the preceding paragraphs, to regulatory capital is shown below:

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PILLAR III DISCLOSURES 2015
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■ Table 4. Reconciliation of accounting capital with regulatory capital

    Thousands of Euros

	31 Dec. 2015	31 Dec. 2014
Subscribed capital	7,217,246	6,292,207
Share premium account	45,001,191	38,611,238
Reserves	45,974,744	41,424,546
Treasury shares	-209,735	-9,630
Attributable profit	5,966,120	5,816,035
Approved dividend	-1,546,410	-470,777
Shareholders’ equity on public balance sheet	102,403,156	91,663,619
Valuation adjustments	-14,361,538	-10,857,959
Non-controlling interests	10,712,847	8,908,539

Total equity on public balance sheet	98,754,465	89,714,199

Goodwill and intangible assets	-28,253,941	-29,115,923
Eligible preference shares and participating securities	6,570,176	5,619,573
Accrued dividend	-721,725	-543,279
Other adjustments	-2,870,841	-1,424,695

TIER I (PHASE-IN)	73,478,132	64,249,875

The following table provides a breakdown of the Group’s eligible capital and a comparison with the previous year:

■ Table 5. Eligible capital

    Thousands of Euros

	31 Dec. 2015	31 Dec. 2014
Common Equity Tier I	73,478,132	64,249,875
Capital	7,217,246	6,292,207
(-) Treasury shares and own shares financed	-213,829	-51,993
Share premium	45,001,191	38,611,238
Reserves	45,974,744	41,424,546
Other retained earnings	-13,435,490	-9,941,603
Minority interests	7,825,106	6,663,451
Profit net of dividends	3,697,963	4,801,979
Deductions	-22,588,801	-23,549,951
Goodwill and intangible assets	-21,587,333	-23,397,844
Others	-1,001,466	-152,107
Additional Tier I	—	—
Eligible instruments AT1	6,570,176	5,619,573
T1 excesses - subsidiaries	96,432	98,506
Residual value of intangibles	-6,666,608	-5,718,079
Deductions	—	—
Tier II	10,871,630	6,232,765
Eligible instruments T2	6,936,602	2,531,622
Gen. funds and surplus loan loss prov. IRB	3,866,305	3,607,652
T2 excesses - subsidiaries	68,723	93,491
Others	—	—
Deductions	—	—

TOTAL ELIGIBLE CAPITAL	84,349,762	70,482,639

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PILLAR III DISCLOSURES 2015
Capital

Appendix III sets out a list of the instruments comprising the capital base, in order to comply with certain disclosure improvements recommended by the EBA.

Common equity tier 1 (CET1) capital comprises the elements of Tier 1 capital, after applying prudential filters, CET1 deductions and threshold exemptions specified in the CRR. The CRR provides for a phase-in period that will give institutions time to adapt to the new requirements in the European Union. The phase-in arrangements have been introduced into Spanish law through Bank of Spain Circular 2/2014.

Without considering the gradual implementation schedule, CET1 is composed by:

•	Share capital, which stood at EUR 7,217 million in December 2015

•	Other tier 1 capital items: (i) paid-up share premium; (ii) effective and disclosed reserves generated against profits and those amounts that are not taken to the income statement but are recorded under “Other reserves” (any item); (iii) other retained earnings, which includes certain valuation adjustments, primarily for exchange differences and for hedges of net investments in foreign operations.

•	The paid-up portion of any non-controlling interests arising from the issue of ordinary shares by consolidated subsidiaries, subject to the limits set in the CRR.

•	Profit net of dividends, which stood at EUR 3,698 million in December 2015.

•	The prudential filters exclude any gain or loss on cash flow hedges.

•	Deductions from CET1 items: treasury shares; current-year losses; goodwill and other intangible assets recognised in the balance sheet; deferred tax assets that rely on future earnings (subject to the limits set in the CRR); expected loss on equity investments; and defined benefit pension fund assets shown on the balance sheet.

Tier 1 capital comprises CET1 capital plus Additional Tier 1 (AT1) capital, including preferred securities issued by the Group less the deductions from AT1, consisting essentially of direct, indirect or synthetic holdings of own AT1 instruments and AT1 instruments of other financial sector entities.

Tier 2 capital includes the following items, among others:

•	Capital instruments and subordinated loans where the conditions laid down in the CRR are met.

•	The carrying amount of the general provision for portfolios subject to standardised approach, up to a maximum of 1.25% of risk-weighted assets using the standardised approach.

•	Any excess produced by of the sum of impairment allowances adjustments related to risk provisions for exposures calculated using the IRB approach and the expected losses related to these exposures of which they do not exceed 0.6% of the risk-weighted exposures calculated using the IRB approach.
•	Tier 2 capital deductions, which primarily comprise the direct, indirect or synthetic holding of own Tier 2 capital instruments and Tier 2 instruments of other financial sector entities.

■ Table 6. Flow statement. Regulatory capital.

Thousands of Euros

31 Dec. 2015
Core Tier 1 capital
Starting figure (31/12/2014)	64,249,875
Shares issued during the year and share premium account	7,314,992
Treasury shares and own shares financed	-161,836
Reserves	-251,780
Attributable profit net of dividends	3,697,963
Changes in other retained earnings	-3,493,887
Minority interests	1,161,655
Decrease/(increase) in goodwill and other intangibles	1,810,511
Other deductions	-849,361
CIFRA FINAL (31/12/2015)	73,478,132
Additional Tier 1 capital	—
Starting figure (31/12/2014)	—
Eligible instruments AT1	950,603
T1 excesses - subsidiaries	-2,074
Residual value of intangibles	-948,529
Deductions	—
End figure (31/12/2015)	—
Tier 2 capital	—
Starting figure (31/12/2014)	6,232,765
Eligible instruments T2	4,404,980
Gen. funds and surplus loan loss prov. IRB	258,654
T2 excesses - subsidiaries	-24,769
Deductions	—
Ending capital (31/12/2015)	10,871,630
Deductions from total capital	—

FINAL FIGURE FOR TOTAL CAPITAL (31/12/2014)	84,349,762

Total eligible capital between 2014 and to 2015 increased in EUR 13,866 million reaching 84,340 million.

In addition to the above-mentioned movements in accounting capital, which explain the main variations in issued share capital during the year, regulatory capital changes include the estimated cash dividend for 2015 (EUR 2,268 million), which brings attributable net profit of dividends to EUR 3,698 million

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PILLAR III DISCLOSURES 2015
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Non-controlling interests rose, primarily due to earnings generated during the period and to incorporation of Banque PSA Finance. Movement in “Other retained earnings” mainly reflects valuation adjustments for exchange rate fluctuations, as mentioned above.

The lower CET1 deduction of goodwill and intangible assets is due to trends in exchange rates, impact of impairment on the income statement for the year and new hybrid instrument issues that, in application of the CRR transitional regime, have been deducted from Additional Tier 1 capital.

Goodwill and intangible assets that were no longer deducted from CET1 capital and are now deducted from AT1 capital, given the application of the CRR transitional regime, amount to EUR 6,668 million at 31 December 2015, an increase of EUR 949 million on the December 2014 figure.

During 2015, eligible AT1 capital instruments increased, primarily due to a new preference share issue by Santander UK, for GBP 750 million (EUR 886 million).

The increase in subordinated debt mainly reflects the new issues during the year, for a total eligible amount of EUR 4,256 million at 31 December 2015.

4.6.2. Deployment of advanced approaches and supervisory approval

The implementation of the use of advanced internal ratings-based (AIRB) models, established through Basel II (2008) for better risk management, has allowed financial institutions to adapt their solvency to the risks assumed. Grupo Santander was one of the first banks to adapt to the new regulatory approach.

Over the next few years, Grupo Santander intends to adopt Basel II advanced internal ratings-based (AIRB) approach for substantially all its banks until more than 90% of net exposure in the loan book is covered by this approach. The commitment assumed with the regulatory authorities implies adapting the advanced models in the ten key markets in which Grupo Santander operates.

Both the Group and local authorities have made considerable efforts to manage the resources involved in the process of adapting AIRB models, in terms of technological platforms, methodological aspects and capital calculations. Grupo Santander continued to pursue this objective during 2015, through its plan to gradually implement the necessary technology platforms and methodological improvements to enable the progressive application of AIRB models for calculating regulatory capital in the rest of the Group’s units.

Grupo Santander counts with supervisory approval for the use of advanced approaches for calculating regulatory capital for credit risk in eight of its ten main markets: Spain, the United Kingdom, Portugal, Germany and Mexico, as well as for the global corporates portfolio of Brazil, Chile and the United States.

Regulatory approvals obtained in 2015 Credit risk

During 2015, Santander was authorised to calculate minimum regulatory capital requirements for credit risk using AIRB models for the following portfolios:

•	As a result of the agreement to carry out the vehicle financing business with Banque PSA Finance, the approach was adopted for retail and corporates portfolios corresponding to Société Financière de Banque - SOFIB (France), while a plan was established in PSA Finance UK in order to ensure the procedure regarding the submission motion and its approval for IRB models.

•	In late 2015, authorisation was granted for the auto portfolios for Norway, Finland and Sweden.

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PILLAR III DISCLOSURES 2015
Capital

The following chart shows the percent IRB coverage by geograph:

By geographic area, the biggest contributors are the UK (24%), Spain (17%), the large corporates portfolios of Chile, Brazil and the US (3%), Portugal (2%), Consumer Germany (2%), Mexico (1%), Consumer Nordics (1%) and PSA France (1%).

Of the remaining exposure, for which capital is currently calculated using the standardised approach, 64% is subject to plans to implement AIRB models, the goal being to secure supervisory approval for the use of IRB models for the calculation of capital requirements for 90% of the total exposure.

The rest of the portfolios not included in the IRB roll-out plan are being analysed to assess whether or not they should be included in that plan. The following chart shows the distribution of the credit risk exposure by type of approach to the calculation of capital requirements.

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PILLAR III DISCLOSURES 2015
Capital

The objective of reaching a high degree of coverage in the medium term by the IRB models in the main markets in which the Group operates is affected by the acquisition of new businesses, as occurred in 2015 in several countries such as Portugal (Banco Internacional de Funchal) and other countries where agreements have been reached to develop joint ventures with PSA Finance, as is the case of France and the UK, among others.

In addition, the business growth of institutions subject to the standard approach (mainly Brazil, US, Chile, and retail portfolios in Mexico) has been higher than in the institutions subject to the advanced approach (especially in Spain and Portugal), meaning that the contribution of the latter to the degree of IRB coverage has decreased at consolidated level. During 2015, exchange rate trends helped to partly offset the decrease in the degree of IRB coverage due to the appreciation of the sterling against the Euro and the fall in the Brazilian real, where the majority of our exposures are subject to the standard approach.

IRB model coverage is currently 51% in terms of EAD, and 61% excluding sovereigns in local currency and non-financial assets classified as standard approach on a permanent basis, as they are not subject to any timetable for the implementation of advanced models.

In the following table it is shown the internal models scope (AIRB or FIRB) of the different portfolios distributed by geographies:

■ Table 7. Internal models (IRB) usage by legal entity

Country	Company	IRB portfolio (AIRB or FIRB)
UK	SANTANDER UK PLC	Institutions, Corporates, Corporates SMEs, Corporates Project Finance, Mortgages, Qualifying Revolving, Other Retail.
	ABBEY NATIONAL TREASURY SERVICES	Institutions, Corporates, Corporates SMEs, Corporates Project Finance.
	ABBEY COVERED BONDS LLP	Institutions

Spain	BANCO SANTANDER, S.A.	Sovereigns, Institutions, Corporates, Corporates SMEs, Corporates Project Finance, Mortgages, Qualifying Revolving, Retail SMEs, Other Retail

	SANTANDER FACTORING Y CONFIRMING, S.A.,	Institutions, Corporates, Corporates SMEs,
Mortgages, Retail SMEs, Other Retail

	SANTANDER LEASE, S.A., E.F.C.	Institutions, Corporates Corporates SMEs,
Mortgages, Retail SMEs, Other Retail

	SANTANDER CONSUMER, EFC, S.A.	Corporates, Corporates SMEs, Qualifying Revolving, Other Retail.

	SANTANDER CONSUMER FINANCE, S.A.	Corporates, Corporates SMEs, Qualifying Revolving, Other Retail.

Portugal	BANCO SANTANDER TOTTA,	Corporates, Corporates SMEs, Mortgages, Qualifying Revolving, Other Retail.

Brazil	BANCO SANTANDER BRASIL	Corporates

	SANTANDER BRASIL, EFC	Corporates

Germany	SANTANDER CONSUMER BANK AG	Corporates, Corporates SMEs, Other Retail

Mexico	BANCO SANTANDER MÉXICO	Institutions, Corporates, Corporates SMEs

USA	SANTANDER BANK, NATIONAL ASSOCIATION	Corporates

France	SOCIÉTÉ FINANCIÈRE DE BANQUE - SOFIB	Corporates, Corporates SMEs, Retail SMEs, Other Retail

Nordic countries	SANTANDER CONSUMER BANK A.S.	Other Retail
	SANTANDER CONSUMER FINANCE OY	Other Retail

Chile	BANCO SANTANDER - CHILE	Corporates

As additional information, the chart shows, for each of the unit portfolios, the scope of the supervisory approval for the method, covered by the standardised approach, FIRB and AIRB, and the portion of portfolios that form part of the roll-out plan.

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PILLAR III DISCLOSURES 2015
Capital

■ Table 8. Exposure classification by capital calculation method*

    Thousands of Euros

31 Dec. 2015
		EAD	EAD AIRB	EAD FIRB	EAD STD	Of which: EAD ROLL OUT
TOTAL GRUPO SANTANDER		1,190,292,381	583,344,230	20,903,520	586,044,630	253,976,935

Country	Portfolio	% EAD of Group total	% EAD AIRB	% FIRB	STD	% ROLLOUT
	Central governments and central banks	2.63	—	—	2.63	—
	Institutions	1.32	0.78	—	0.54	—
	Non-standardised	4.88	2.47	0.58	1.83	0.97
	Retail portfolios	1.45	0.90	—	0.55	0.32
UK	Retail	18.36	18.35	—	0.01	—
	Securitisation positions	0.11	0.11	—	—	—
	Other exposures	1.15	—	—	1.15	—
	Default	0.33	0.32	—	0.01	—
	Non-financial assets	0.17	—	—	0.17	—

TOTAL UK		30.40	22.93	0.58	6.90	1.29

UK excludes PSA UK and Santander Consumer UK
Country	Portfolio	% EAD of Group total	% EAD AIRB	% FIRB	STD	% ROLLOUT
	Central governments and central banks	5.53	0.27	—	5.26	—
	Institutions	2.27	2.22	—	0.05	—
	Non-standardised	7.42	7.21	—	0.21	0.00
	Retail portfolios	1.77	1.41	—	0.36	0.01
Spain	Retail	4.78	4.59	—	0.19	—
	Securitisation positions	0.36	0.36	—	—	—
	Other exposures	0.36	—	—	0.36	—
	Default	1.49	1.48	—	0.01	0.00
	Non-financial assets	0.25	—	—	0.25	—

TOTAL SPAIN		24.23	17.54	—	6.69	0.01

Spain includes: Santander Spain, factoring, leasing and confirming subsidiaries, Banesto and SCE.
Country	Portfolio	% EAD of Group total	% EAD AIRB	% FIRB	STD	% ROLLOUT
	Central governments and central banks	0.34	—	—	0.34	0.01
	Institutions	1.91	—	—	1.91	1.89
	Non-standardised	2.89	0.98	—	1.90	1.89
	Retail portfolios	2.58	—	—	2.58	2.58
USA	Retail	1.64	—	—	1.64	1.64
	Securitisation positions	0.10	—	—	0.10	—
	Other exposures	0.49	—	—	0.49	0.03
	Default	0.07	—	—	0.07	0.07
	Non-financial assets	0.19	—	—	0.19	—

TOTAL USA		10.21	0.98	—	9.23	8.11

USA includes: SBNA and SCUSA

*	Excluding Rest of the World exposures because of low materiality <2% of Total EAD
*	STD values exclude: Equity, DTA’s and Financial positions

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■ Table 8. Exposure classification by capital calculation method* (continue)

    Thousands of Euros

31 Dec. 2015
Country	Portfolio	% EAD of Group total	% EAD AIRB	% FIRB	STD	% ROLLOUT
	Central governments and central banks	3.21	—	—	3.21	0.12
	Institutions	0.64	—	—	0.64	0.28
	Non-standardised	3.10	1.73	—	1.36	1.26
	Retail portfolios	1.90	—	—	1.90	1.79
Brazil	Retail	0.48	—	—	0.48	0.47
	Securitisation positions	0.00	—	—	0.00	—
	Other exposures	0.58	—	—	0.58	—
	Default	0.14	0.03	—	0.12	0.11
	Non-financial assets	0.14	—	—	0.14	—

TOTAL BRAZIL		10.21	1.76	—	8.45	4.03

Country	Portfolio	% EAD of Group total	% EAD AIRB	% FIRB	STD	% ROLLOUT
	Central governments and central banks	0.90	—	—	0.90	—
	Institutions	0.18	0.10	—	0.08	0.07
	Non-standardised	0.88	0.61	—	0.27	0.35
Portugal	Retail portfolios	0.38	0.24	—	0.14	0.13
	Retail	1.40	1.19	—	0.21	—
	Securitisation positions	0.01	0.01	—	—	—
	Other exposures	0.05	—	—	0.05	0.00
	Default	0.15	0.14	—	0.01	0.01
	Non-financial assets	0.08	—	—	0.08	—

TOTAL PORTUGAL		4.03	2.29	—	1.74	0.56

Country	Portfolio	% EAD of Group total	% EAD AIRB	% FIRB	STD	% ROLLOUT
	Central governments and central banks	1.10	—	—	1.10	—
	Institutions	0.29	—	0.26	0.03	0.03
	Non-standardised	1.23	0.61	0.61	0.02	0.00
	Retail portfolios	0.61	—	—	0.61	0.59
Mexico	Retail	0.51	—	—	0.51	0.48
	Securitisation positions	—	—	—	—	—
	Other exposures	0.08	—	—	0.08	—
	Default	0.07	—	0.04	0.03	0.03
	Non-financial assets	0.02	—	—	0.02	—

TOTAL MEXICO		3.92	0.61	0.90	2.41	1.13

*	Excluding Rest of the World exposures because of low materiality <2% of Total EAD
*	STD values exclude: Equity, DTA’s and Financial positions

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■ Table 8. Exposure classification by capital calculation method* (continue)

    Thousands of Euros

31 Dec. 2015
Country	Portfolio	% EAD of Group total	% EAD AIRB	% FIRB	STD	% ROLLOUT
	Central governments and central banks	0.19	—	—	0.19	—
	Institutions	0.03	—	—	0.03	—
	Non-standardised	0.32	0.14	—	0.18	0.01
Santander	Retail portfolios	1.70	1.50	—	0.20	0.16
Consumer	Retail	0.47	—	—	0.47	0.47
Germany	Securitisation positions	0.11	0.11	—	—	—
	Other exposures	0.00	—	—	0.00	—
	Default	0.06	0.05	—	0.01	0.01
	Non-financial assets	0.01	—	—	0.01	—

TOTAL SANTANDER CONSUMER GERMANY		2.90	1.80	—	1.10	0.66

Country	Portfolio	% EAD of Group total	% EAD AIRB	% FIRB	STD	% ROLLOUT
	Central governments and central banks	0.03	—	—	0.03	—
	Institutions	0.06	—	—	0.06	—
Santander	Non-standardised	0.05	—	—	0.05	0.05
Consumer	Retail portfolios	0.97	0.43	—	0.54	0.54
Nordics	Retail	—	—	—	—	—
	Securitisation positions	—	—	—	—	—
	Other exposures	0.08	—	—	0.08	—
	Default	0.01	0.00	—	0.00	0.00
	Non-financial assets	0.00	—	—	0.00	—

TOTAL SANTANDER CONSUMER NORDICS		1.20	0.44	—	0.76	0.59

Santander Consumer Nordics: includes Norway, Finland, Sweden and Denmark

Country	Portfolio	% EAD of Group total	% EAD AIRB	% FIRB	STD	% ROLLOUT
	Central governments and central banks	0.65	—	—	0.65	0.34
	Institutions	0.21	—	—	0.21	0.03
	Non-standardised	1.26	—	0.27	0.99	0.72
Rest of	Retail portfolios	2.25	0.39	—	1.86	0.47
Europe	Retail	0.99	—	—	0.99	0.53
	Securitisation positions	0.00	—	—	0.00	—
	Other exposures	0.09	—	—	0.09	0.06
	Default	0.13	0.01	0.01	0.11	0.06
	Non-financial assets	0.06	—	—	0.06	—

TOTAL REST OF EUROPE		5.65	0.40	0.27	4.98	2.20

Rest of Europe: includes Poland, PSA, B&B, SC Austria, SC Benelux, SC Hungary, SC Poland, SC Portugal, SC UK, Ireland, Seguros Spain, UCI and Rest of Europe

*	Excluding Rest of the World exposures because of low materiality <2% of Total EAD
*	STD values exclude: Equity, DTA’s and Financial positions

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■ Table 8. Exposure classification by capital calculation method* (continue)

    Thousands of Euros

31 Dec. 2015
Country	Portfolio	% EAD of Group total	% EAD AIRB	% FIRB	STD	% ROLLOUT
	Central governments and central banks	0.86	—	—	0.86	0.12
	Institutions	0.48	—	—	0.48	0.20
	Non-standardised	1.56	0.26	—	1.30	0.72
Rest of Latam	Retail portfolios	1.13	—	—	1.13	0.67
	Retail	1.07	—	—	1.07	0.94
	Securitisation positions	—	—	—	—	—
	Other exposures	0.22	—	—	0.22	—
	Default	0.14	0.01	—	0.13	0.11
	Non-financial assets	0.07	—	—	0.07	—

TOTAL REST OF LATAM		5.54	0.27	—	5.27	2.76

*	Rest of Latam includes: Chile, Mexico, Argentina, Colombia, New York, Panama, Paraguay, Canada, Peru, Puerto Rico AND Uruguay.
*	Excluding Rest of the World exposures because of low materiality <2% of Total EAD
*	STD values exclude: Equity, DTA’s and Financial positions

Regulatory approvals obtained in 2015 Other risks

Regarding the other risks, explicitly addressed in Pillar I of the Basel Capital Accord, Grupo Santander is authorised to use its IRB model for the trading book activity in Spain, Chile, Portugal and Mexico, thereby continuing the roll-out plan for the rest of units filed with the Bank of Spain.

Since the statement of shareholders’ equity at December 2010, the Group obtained approval to use internal models for the calculation of capital requirements for trading portfolio price risk and foreign exchange risk for the risk positions of Santander Totta, S.A., Grupo Santander Totta International Bank, Inc. and in Chile for the risk positions of Grupo Santander Chile, S.A., Santander Investment Chile, Limitada, Santander S.A. Agente de Valores and Santander S.A. Corredores de Bolsa.

Since 2012, the Group has had regulatory permission to use internal models to calculate capital requirements for price risk in the trading book and foreign exchange risk arising from the risk positions of Grupo Santander México, S.A. and Casa de Bolsa Santander, S.A. de C.V. The Group is currently awaiting regulatory approval from the Bank of Spain and BACEN for the use of the internal model.

Lastly, Grupo Santander obtained regulatory approval for the corporate methodology, allowing it to calculate the default and migration (IRC) risk surcharge and the stressed VaR for market risk in the trading book.

For operational risk, Grupo Santander currently uses the standardised approach for calculating regulatory capital, as set out in the CRR. During 2015, the Group stepped up the process of moving towards an advanced measurement (AORM) approach for operational risks. The AORM program will provide the Group with internal capital estimation models in the main geographical areas.

Find more details about Operational Risk in section 4.6.3.4

Supervisory validation process

As established by the European Parliament, the key element of the banking union is the Single Supervisory Mechanism (SSM). Under this mechanism, direct banking supervision falls to the European Central Bank, thereby ensuring that the largest European banks are subject to independent and coherent supervision.

The second key element is the Single Resolution Mechanism (SRM), which is tasked with preparing for the worst-case scenario, i.e., bank failure. The aim is to ensure that such situations can be resolved in an orderly fashion, and at a minimum cost for taxpayers. The focus on keeping taxpayers from bearing the cost of future bank resolutions entailed a change in the underlying regulations, namely the Bank Recovery and Resolution Directive (BRRD). Under the BRRD, a bank’s shareholders and creditors will bear the brunt of resolution costs. Under certain circumstances, banks may also obtain supplementary financing from the recently-created Single Resolution Fund (SRF), financed by the banking sector. The SSM is fully operational, while the SRM has been efective since first of January 2016. The SRF is expected to meet its target funding level by 2023. Eurozone Member States automatically form part of the banking union, while adherence is voluntary for other Member States.

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The European Central Bank has gradually implemented its new structure, assuming its functions and developing into the single european supervisor. The EBA will continue to actively collaborate in adapting regulation. Each body’s responsibilities are as follows:

A preparatory ‘pre-assessment’ stage has now been added to the supervisory validation process. This involves the entity providing the supervisor, in advance, with the documentation it needs to assess whether the minimum requirements for continuing the formal validation process have been met. If the European Central Bank considers the entity to be initially ready, a request is sent and the supervisor begins a formal validation of the internal models. This validation process decides whether or not to authorise the use of advanced models for capital calculation.

The European supervisor has put in place a new governance process, involving the following steps;

•	The Joint Supervisory Team (JST), consisting of a mixed team of experts, analyses the entity’s situation and issues a technical report to the ECB’s Supervisory Board.

•	The Supervisory Board submits its preliminary decisions to the Governing Council.

•	The Governing Council then issues its final decision authorising or not the use of the internal models.

The Joint Supervisory Team (JST) comprises a coordinator, a team of sub-coordinators and a team of experts comprising specialists in the models.

The supervisor uses the documentation provided by the entity as the basis for its assessment of whether the minimum requirements for using advanced models have been met. This information must be sufficiently thorough and detailed to provide a third party with a clear idea of the entity’s rating systems, methodologies, technological infrastructure and capital calculation process, and must be able to replicate the outputs of the internal model. The unit is responsible for preparing this documentation, which takes part of the formal application required for the validation process established by supervisors for entity’s seeking to implement advanced IRB models.

The supervisory validation process is conditioned by the presence of multinational institutions in different countries and regions, as is the case of Santander, which implies the participation of supervisors from different jurisdictions, often subject to different legislation, criteria and timeframes, which at times hinders and slows joint decision agreements on the approval of IRB models with a consolidated scope and can affect authorizations at a local level.

With regard to the supervisory validation processes led by the ECB in the eurozone, both for the modification of previously approved IRB models and for new authorization requests, the duration of such processes is not subject to a previously established maximum. However, Santander is aware that progress is being made and it expects that requests may be responded to more quickly than is currently the case, especially when the nature of the changes does not require a detailed review of the model, unlike what occurs when formal authorization is requested for the use of advanced approaches for calculating the regulatory capital with an IRB model for the first time.

Lastly, it would be useful to promote international convergence on a timeframe for reviewing requests for the authorization of IRB models. This should not exceed a maximum term of six months, bearing in mind also all the governance required to formalize requests.

Santander vision on internal models

One of Santander’s main corporate objectives is to enable its subsidiaries to become leading institutions in their markets, adopt the most advanced return- and capital-based management systems currently in existence, and put themselves in the best possible position to succeed in the new competitive environment, which is increasingly complex and demanding.

In this sense, Grupo Santander is convinced that internal models are crucial to achieving this objective, despite recent criticism received in various forums and regions, including a current of opinion that advocated abandoning these models and returning towards standardisation. In our view this would be highly inadvisable, representing a backward step after the significant advances made in recent years. Using internal models makes it possible to improve risk management overall and adapt capital requirements more closely to reality.

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Further progress is needed at an international level to iron out any differences that might affect competition and ensure a level playing field across all jurisdictions. Some of the mechanisms supporting the whole modelling process still need adjusting; but it is crucial that institutions continue to invest in improving them and that supervisors reinforce supervision and consistency of standards.

4.6.3. Capital requirements

This section provides details of capital requirements by risk type and portfolio (see Table 7) and by geography (see Table 8). Table 7 shows that capital requirements barely changed from 2014 to 2015, maintaining a Pillar I risk distribution similar to that of the prior year: credit risk 84%, market risk 5% and operational risk 11%.

Capital requirements for credit risk increased 2.5% compared to 2014, primarily due to the higher consumption under the standardised approach, which is mainly related to growth in exposures in the Businesses and Mortgages categories. Consumption remained virtually steady in Group units subject to internal models (IRB).

The Group’s units under IRB approach barely had a variation in capital consumption.

Capital requirements for market risk fell 22%, mainly due to lower requirements for exchange rate risk under the standardised approach.

Lastly, capital requirements for operational risk decreased 6%, to EUR 5,270 million.

Further details on the causes behind these variations are provided in section 4.6.3.4.

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A general overview of total RWA by type of risk is provided below. Moreover, in the next secitions additional disclosures are presented.

■ Table 9. RWA Overview (OV1)

    Thousands of Euros

				Minimum capital
		RWA		requirements
		31 Dec. 2015	31 Dec. 2014	31 Dec. 2015
1	Credit risk (excluding counterparty credit risk)	450,721,000	435,311,191	36,057,680
2	Of which standardised approach (SA)	253,829,419	240,274,523	20,306,354
3	Of which internal rating-based (IRB) approach	196,891,581	195,037,407	15,751,326
4	Counterparty credit risk	4,110,929	3,479,400	328,874
5	Of which standardised approach for counterparty credit risk (SA-CRR)	4,110,929	3,479,400	328,874
6	Of which internal model method (IMM)	—	—	—
7	Equity positions in banking- book under market-based approach	16,507,747	17,083,193	1,320,620
8	Equity investments in funds - look through approach	6,377,757	6,678,587	510,221
9	Equity investments in funds - mandate-based approach	10,129,990	10,404,606	810,399
10	Equity investments in funds - fall-back approach	566	1,679	45
11	Settlement risk	1,855,484	2,469,917	148,439
12	Securitisation position in banking book	699,563	1,311,569	55,965
13	Of which IRB ratings-based approach (RBA)	1,155,921	1,158,348	92,474
14	Of which IRB Supervisory Formula Approach (SFA)	918,242	1,158,348	73,459
15	Of which SA/simplified supervisory formula approach (SSFA)	237,679	—	19,014
16	Market risk	27,437,989	35,103,355	2,195,039
17	Of which standardised approach (SA)	18,269,027	24,903,318	1,461,522
18	Of which internal model method (IMM)	9,168,963	10,200,038	733,517
19	Operational risk	65,879,234	69,952,500	5,270,339
20	Of which Basic Indicator Approach	—	—	—
21	Of which Standardised Approach	65,879,234	69,952,500	5,270,339
22	Of which Advanced Measurement Approach	—	—	—
23	Amount below the thresholds for deduction (subject to 250% risk-weight)	19,120,341	22,219,394	1,529,627
24	Floor adjustment	—	—	—

25	TOTAL (1+4+7+8+9+10+11+12+16+19+23+24)	585,633,290	585,620,629	46,850,663

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■ Table 10. Capital requirements

    Thousands of Euros

	31 Dec. 2015		31 Dec. 2014
	Capital	RWAs	Capital	RWAs
Credit risk – IRB approach
Central governments and central banks	67,628	845,345	41,908	523,846
Institutions	729,825	9,122,817	1,090,183	13,627,288
Corporates	8,863,458	110,793,220	8,945,712	111,821,402
Retail portfolios	6,090,416	76,130,199	5,525,134	69,064,171
Residential mortgages	3,810,903	47,636,288	3,574,594	44,682,425
Qualifying revolving retail exposures	345,543	4,319,292	330,911	4,136,393
Other retail	1,933,970	24,174,619	1,619,628	20,245,353
Equities	810,399	10,129,990	832,368	10,404,606
Simple method	—	—	0	0
PD/LGD Method	382,529	4,781,612	472,973	5,912,160
Internal models	427,870	5,348,378	359,396	4,492,446
Securitisation positions or exposures	92,474	1,155,921	92,668	1,158,348

TOTAL IRB APPROACH	16,654,199	208,177,492	16,527,973	206,599,661

Credit risk - standardised approach
Central governments and central banks	522,699	6,533,735	334,645	4,183,065
Regional governments and local authorities	68,231	852,883	63,758	796,977
Public sector entities and other non-profit public institutions	26,555	331,941	20,720	258,997
Multilateral development banks	—	—	292	3,648
International organisations	—	—	5,546	69,327
Institutions	696,153	8,701,916	697,748	8,721,855
Corporates	5,841,516	73,018,950	5,348,763	66,859,535
Retail portfolios	6,858,466	85,730,819	6,690,813	83,635,168
Exposures secured by real estate property	3,392,936	42,411,704	3,016,299	37,703,741
Defaulted exposures	535,646	6,695,574	1,098,274	13,728,426
High-risk exposures	15,022	187,775	13,072	163,397
Covered bonds	32,479	405,993	24,465	305,817
Securitisation positions	55,965	699,563	104,926	1,311,569
Exposures to institutions and corporates with short-term credit ratings	27,388	342,353	15,053	188,165
Exposures to collective investment schemes (CIS)	150	1,870	872	10,894
Equity	510,221	6,377,757	534,287	6,678,587
Other exposures	4,096,516	51,206,448	3,856,254	48,203,177

TOTAL STANDARISED APPROACH	22,679,943	283,499,282	21,825,788	272,822,345

Risk due to contributions to CCPs’ default fund	30,542	381,777	69,231	865,389
Risk due to credit valuation adjustment	20,556	256,951	22,056	275,700
Settlement risk – Trading book	45	566	134	1,679
Position risk – Trading book – Standardised approach	1,001,677	12,520,969	1,101,327	13,766,582
Of which: Equity	953,565	11,919,562	1,006,086	12,576,070
Of which: Traded Debt Instruments	28,891	361,133	76,369	954,612
Of which: Commodities	19,222	240,274	18,872	235,900
Position and exchange rate risk – Trading book – Internal models	733,517	9,168,963	816,003	10,200,038
Specific risk in securitisation positions (trading book)*	13,664	170,798	74,175	927,186
Specific risk in correlation trading portfolio positions*	2,856	35,704	3,496	43,699
Exchange rate risk – Standardised approach	443,324	5,541,556	813,268	10,165,851
Operational risk – Standardised approach	5,270,339	65,879,234	5,596,200	69,952,500
Other additional capital requirements	—	—	—	—

TOTAL REQUIREMENTS	46,850,663	585,633,290	46,849,650	585,620,629

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The following table shows capital requirements by geographical area:

■ Table 11. Capital requirement by geographical distribution

    Thousands of Euros

	TOTAL	Spain	UK	Brazil	Continental Europe	Rest of Latam	US	Rest of world
Credit risk – IRB approach
Central governments and central banks	67,628	67,628	—	—	—	—	—	—
Institutions	729,825	418,836	178,563	—	50,956	81,470	—	—
Corporates	8,863,458	4,510,094	1,390,448	887,367	718,253	787,535	569,760	—
Retail portfolios	6,090,416	1,375,248	3,267,948	—	1,447,220	—	—	—
Mortgages	3,810,903	785,204	2,771,078	—	254,621	—	—	—
Credit cards	345,543	101,358	234,827	—	9,358	—	—	—
Other retail	1,933,970	488,686	262,043	—	1,183,240	—	—	—
Equities	810,399	810,399	—	—	—	—	—	—
Simple method	—	—	—	—	—	—	—	—
PD/LGD Method	382,529	382,529	—	—	—	—	—	—
Internal models	427,870	427,870	—	—	—	—	—	—
Securitisation positions	92,474	64,562	12,871	—	15,041	—	—	—

TOTAL IRB APPROACH	16,654,199	7,246,767	4,849,830	887,367	2,231,470	869,005	569,760	—

Credit risk - standardised approach
Central governments and central banks	522,699	33,342	2,850	104,288	3,190	371,258	7,760	11
Regional governments and local authorities	68,231	9,198	69	675	16,873	9,220	32,196	—
Public sector entities and other non-profit public institutions	26,555	—	—	—	6,247	17,103	3,205	—
Multilateral development banks	—	—	—	—	—	—	—	—
International organisations	—	—	—	—	—	—	—	—
Institutions	696,153	42,924	68,276	147,266	86,315	109,273	240,751	1,347
Corporates	5,841,516	291,862	1,702,630	895,049	853,635	965,170	1,124,564	8,606
Retail portfolios	6,858,466	268,636	755,919	1,297,322	1,513,334	1,145,866	1,839,015	38,374
Exposures secured by real estate property	3,392,936	228,980	63,012	444,877	711,418	827,807	1,116,842	—
Defaulted exposures	535,646	55,433	14,027	121,410	101,805	174,724	68,124	124
High-risk exposures	15,022	2,621	7,737	—	—	1,845	2,488	332
Covered bonds	32,479	—	27,313	—	5,167	—	—	—
Exposures to institutions and corporates with short-term credit ratings	27,388	28	—	—	22,593	4,767	—	—
Exposures to collective investment schemes (CIS)	150	—	—	135	—	14	—	—
Equity	510,221	308,963	20,462	58,784	79,305	17,597	25,110	—
Other exposures	4,096,516	1,643,567	235,482	1,076,068	284,218	378,265	463,301	15,614
Securitisation positions	55,965	993	—	3,127	—	—	51,845	—

TOTAL STANDARISED APPROACH	22,679,943	2,886,549	2,897,776	4,149,003	3,684,097	4,022,909	4,975,201	64,408

Risk due to contributions to CCPs’ default fund	30,542	16,816	13,697	7	—	22	—	—
Risk due to credit valuation adjustment	20,556	10,836	5,986	1,319	488	1,860	67	—
Settlement risk – Trading book*	45	45	—	—	—	—	—	—
Position risk – Trading book – Standardised approach	1,001,677	95,216	763,042	87,593	12,590	34,719	8,516	—
Position and exchange rate risk – Trading book – Internal models	733,517	520,812	—	—	160	212,545	—	—
Specific risk in securitisation positions (trading book)*	13,664	13,470	125	69	—	—	—	—
Specific risk in correlation trading portfolio positions*	2,856	2,856	—	—	—	—	—	—
Exchange rate risk – Standardised approach*	443,324	443,324	—	—	—	—	—	—
Operational risk – Standardised approach**	5,270,339	896,333	762,098	1,180,728	615,866	834,023	981,291	—
Other additional capital requirements	—	—	—	—	—	—	—	—

TOTAL REQUIREMENTS	46,850,663	12,133,025	9,292,554	6,306,087	6,544,671	5,975,082	6,534,835	64,408

46

PILLAR III DISCLOSURES 2015
Capital

4.6.3.1. Credit risk

The following table shows the main changes in capital requirements for credit risk:

■ Table 12. Flow statement. Capital

    requirements for credit risk (CR8)

    Millions of Euros

	Capital*	RWAS*
Starting figure (31/12/2014)	37,429	467,859
Changes in exposure	2,473	30,913
Perimeter of portfolios under internal models	-542	-6,781
Perimeter changes	1,358	16,973
Business risk changes	1,679	20,993
Changes in parameters that affect exposure	-22	-272
Methodological changes	-392	-4,896
Exchange rate	-835	-10,440
Basel III impact	-198	-2,476
Changes in credit portfolio quality	-46	-570
END FIGURE (31/12/2015)	38,431	480,390

*	Does not include capital requirements for equity investments or securitisations under the IRB approach
**	Capital savings when issuing securitisations with risk transfer

The increase in capital requirements for credit risk is fundamentally explained by perimeter changes (primarily the colaboration agreement with Banque PSA Finance and Banco Banif Portugal) and changes in the business (chiefly in Brazil, UK and United States).

This increase has been partially compensated for by exchange rate changes, the inclusion of portfolios under internal models and the application of Royal Decree Law 17/2014 which considers exposures to the Autonomous Regions and Local Corporations as guaranteed by the State.

4.6.3.1.1. Internal ratings-based (IRB) approach

The tables in this section show, by business segment and rating grade quality (by internal levels and by Standard & Poor’s levels) the value of exposures, credit risk parameters and capital under the IRB approach, distinguishing between foundation IRB (FIRB) and advanced IRB (AIRB).

47

PILLAR III DISCLOSURES 2015
Capital

■ Table 13. AIRB approach. Central banks and central governments

    Thousands of Euros

31 Dec. 2015
Internal rating grade	PD band	S&P grade	Original on-balance sheet gross exposure	“Off-balance sheet exposures pre CCF”	EAD	EAD weighted average PD	Number of obligors	EAD weighted average LGD	Average maturity	RWA	Capital /EAD	RWA Density	EL	Provisions	EL /EAD
1 - 3	[0% - 0.012%)	AAA - AA	—	—	—	—	—	—	—	—	—	—	—	—	—
4	[0.012% - 0.021%)	AA-	934,210	407,933	1,530,316	0.02%	9	43.54%	1,567	257,093	1.34%	16.80%	97	—	0.01%
5	[0.0292% - 0.0397%)	A+	—	—	2,800	0.03%	—	42.70%	1,704	746	2.13%	26.64%	—	—	0.01%
6	[0.0397% - 0.0553%)	A	—	—	—	—	—	—	—	—	—	—	—	—	0.00%
7	[0.0553% - 0.1054%)	A-	376,976	565,710	1,577,297	0.06%	12	45.80%	1,414	500,432	2.54%	31.73%	409	—	0.03%
8	[0.1054% - 0.162%)	BBB+	130,535	95	95	0.15%	2	50.00%	1,116	47	3.94%	49.21%	0	—	0.07%
9	[0.162% - 0.2732%)	BBB	51,957	58,263	33,216	0.24%	6	47.21%	1,376	24,066	5.80%	72.45%	37	—	0.11%
10	[0.2732% - 0.4634%)	BBB-	609	—	605	0.38%	1	50.00%	599	370	4.90%	61.22%	1	—	0.19%
11	[0.4634% - 0.7756%)	BB+	17,286	—	17,177	0.61%	8	42.34%	77	8,080	3.76%	47.04%	45	—	0.26%
12	[0.7756% - 1.3491%)	BB	—	—	0	0.00%	—	0.00%	—	—	0.00%	0.00%	0	—	0.00%
13	[1.3491% - 2.1328%)	BB-	133,616	3,654	30,334	1.48%	10	18.32%	468	13,777	3.63%	45.42%	87	—	0.29%
14	[2.1328% - 3.4948%)	B+	105,459	44	360	2.59%	1	50.00%	1,566	621	13.81%	172.64%	5	—	1.30%
15	[3.4948% - 5.894%)	B	49,450	126	21,339	5.06%	16	39.27%	363	25,749	9.65%	120.67%	406	—	1.90%
16	[5.894% - 10.3147%)	B-	4,203	—	4,177	6.78%	1	50.00%	1,800	9,660	18.50%	231.28%	142	—	3.39%
17	[10.3147% - 18.0282%)	CCC	1,382	—	1,373	18.01%	1	66.53%	360	4,670	27.20%	340.06%	165	—	11.98%
18	[18.0282% - 29.9485%)	CC	24	—	24	22.72%	1	19.28%	360	25	8.33%	104.06%	1	—	4.40%
19	[29.9485% - 100)	C	—	—	0	0.00%	—	0.00%	—	—	—	—	—	—	—
20	100	D	131	—	130	100.00%	1	18.75%	360	9	0.53%	6.63%	24	—	18.75%

TOTAL 2015			1,805,839	1,035,824	3,219,243	0.11%	69	44.43%	1,463	845,345	2.10%	26.26%	1,418	—	0.04%

TOTAL 2014			1,297,671	412,890	2,098,173	0.08%	75	43.69%	1,617	523,846	2.00%	24.97%	840	—	0.04%

48% of EAD is in rating grades above A+, while practically the entire portfolio (96.6%) is rated above BBB+. The average LGD is 44.43% and capital consumption is 2.10%. EAD rose 53% compared to 2014, fundamentally due to application of Royal Decree 17/2014 whereby the Spanish state guaranteed autonomous community and local municipalities.

In accordance with art. 150 of the CRR, Grupo Santander uses the permanent standardised approach for sovereign exposures denominated and funded in the Member State’s local currency, applying a 0% risk weight.

48

PILLAR III DISCLOSURES 2015
Capital

■ Table 14. AIRB approach. Institutions

    Thousands of Euros

31 Dec. 2015
Internal rating grade	PD band	S&P grade	Original on-balance sheet gross exposure	“Off-balance sheet exposures pre CCF”	EAD	EAD weighted average PD	Number of obligors	EAD weighted average LGD	Average maturity	RWA	Capital /EAD	RWA Density	EL	Provisions	EL /EAD
1 - 4	[0.012% - 0.021%)	AAA - AA-	—	—	—	—	—	—	—	—	—	—	—	—	—
5	[0.0292% - 0.0397%)	A+	15,073,518	3,763,327	15,989,895	0.03%	421	43.06%	616	2,295,398	1.15%	14.36%	4,394	-17	0.03%
6	[0.0397% - 0.0553%)	A	—	—	—	—	—	—	—	—	—	—	—	—	—
7	[0.0553% - 0.1054%)	A-	14,409,081	4,437,708	14,457,894	0.07%	461	45.00%	469	2,758,437	1.53%	19.08%	4,071	-342	0.03%
8	[0.1054% - 0.162%)	BBB+	3,001,533	76,528	2,473,760	0.16%	121	45.27%	346	709,664	2.30%	28.69%	1,533	0	0.06%
9	[0.162% - 0.2732%)	BBB	6,990,030	260,059	2,704,428	0.21%	491	45.80%	721	1,351,200	4.00%	49.96%	2,583	-7,995	0.10%
10	[0.2732% - 0.4634%)	BBB-	453,636	36,119	379,312	0.42%	133	43.94%	354	153,243	3.23%	40.40%	550	-48	0.15%
11	[0.4634% - 0.7756%)	BB+	5,577,914	155,053	1,021,029	0.65%	363	47.72%	585	763,183	5.98%	74.75%	3,070	-7	0.30%
12	[0.7756% - 1.3491%)	BB	262,567	28,225	54,225	1.04%	63	45.18%	1,294	62,145	9.17%	114.61%	255	-2	0.47%
13	[1.3491% - 2.1328%)	BB-	3,066,392	11,342	32,656	1.69%	31	45.26%	1,435	44,800	10.98%	137.19%	250	—	0.77%
14	[2.1328% - 3.4948%)	B+	1,402,191	3,666	795,695	2.65%	21	10.94%	1,776	312,166	3.14%	39.23%	2,304	—	0.29%
15	[3.4948% - 5.894%)	B	740,366	15,744	19,368	3.56%	10	45.00%	276	23,346	9.64%	120.54%	310	—	1.60%
16	[5.894% - 10.3147%)	B-	114,727	357	88,182	5.99%	13	17.45%	1,463	58,529	5.31%	66.37%	941	—	1.07%
17	[10.3147% - 18.0282%)	CCC	64	64	32	16.85%	1	45.00%	146	70	17.51%	218.85%	2	—	7.58%
18	[18.0282% - 29.9485%)	CC	28,722	843	362	28.29%	2	45.00%	1,770	1,036	22.92%	286.48%	46	—	12.73%
19	[29.9485% - 100)	C	—	—	—	—	—	—	—	—	—	—	—	—	—
20	100	D	85,503	—	2,134	100.00%	6	44.86%	1,215	332	1.24%	15.54%	938	-17	43.95%

TOTAL 2015			51,206,244	8,789,037	38,018,970	0.17%	2,136	43.55%	574	8,533,548	1.80%	22.45%	21,247	-8,428	0.06%

TOTAL 2014			55.510.122	7.219.307	51.685.304	0.68%	6,503	31.72%	1,944	12,627,057	1.95%	24.43%	88,294	-32,318	0.17%

87% of EAD is in rating grades above BBB, with capital consumption at 1.80% of total portfolio EAD.

EAD decreased 26.4% compared to 2014, and capital consumption dropped from 1.95% in 2014 to 1.80% in 2015. The average PD of the portfolio was down 51 bp, mainly due to application of Royal Decree 17/2014 in June, whereby the Spanish state guaranteed autonomous community and local municipalities.

49

PILLAR III DISCLOSURES 2015
Capital

■ Table 15. AIRB approach. Corporates

    Thousands of Euros

31 Dec. 2015
Internal rating grade	PD band	S&P grade	Original on-balance sheet gross exposure	“Off-balance sheet exposures pre CCF”	EAD	EAD weighted average PD	Number of obligors	EAD weighted average LGD	Average maturity	RWA	Capital /EAD	RWA Density	EL	Provisions	EL /EAD
1 - 3	[0% - 0.012%)	AAA - AA	—	—	—	—	—	—	—	—	—	—	—	—	—
4	[0.012% - 0.021%)	AA-	411,911	—	2,241	0.00%	1	10.00%	1,080	24	0.09%	1.07%	—	—	0.00%
5	[0.0292% - 0.0397%)	A+	14,759,963	8,790,455	9,706,583	0.03%	311	23.79%	1,395	936,144	0.77%	9.64%	705	-1,737	0.01%
6	[0.0397% - 0.0553%)	A	16,645,952	10,116,674	10,612,499	0.05%	155	36.39%	959	1,651,207	1.24%	15.56%	2,012	-1,166	0.02%
7	[0.0553% - 0.1054%)	A-	28,342,691	15,368,335	16,903,745	0.09%	618	39.60%	924	4,176,394	1.98%	24.71%	6,186	-2,876	0.04%
8	[0.1054% - 0.162%)	BBB+	1,174,922	155,310	1,151,846	0.13%	223	10.72%	1,722	150,856	1.05%	13.10%	166	-175	0.01%
9	[0.162% - 0.2732%)	BBB	25,037,608	10,499,744	18,529,903	0.17%	3,694	44.11%	800	6,783,842	2.93%	36.61%	13,777	-11,494	0.07%
10	[0.2732% - 0.4634%)	BBB-	31,403,805	13,637,557	23,425,595	0.31%	7,364	43.96%	756	11,582,228	3.96%	49.44%	31,516	-17,110	0.13%
11	[0.4634% - 0.7756%)	BB+	30,039,186	12,548,262	20,934,316	0.52%	7,206	43.91%	869	14,428,665	5.51%	68.92%	47,556	-15,641	0.23%
12	[0.7756% - 1.3491%)	BB	30,873,295	8,816,092	22,728,477	0.96%	17,213	42.41%	728	17,811,331	6.27%	78.37%	92,709	-44,344	0.41%
13	[1.3491% - 2.1328%)	BB-	14,379,529	2,621,020	10,090,661	1.73%	15,109	38.43%	726	8,037,023	6.37%	79.65%	67,000	-23,305	0.66%
14	[2.1328% - 3.4948%)	B+	4,904,245	1,159,638	3,937,916	3.02%	3,349	37.32%	856	3,793,486	7.71%	96.33%	44,526	-86,912	1.13%
15	[3.4948% - 5.894%)	B	3,912,295	521,377	3,080,231	4.58%	4,365	37.98%	982	3,377,338	8.77%	109.65%	53,523	-47,638	1.74%
16	[5.894% - 10.3147%)	B-	4,600,061	679,783	3,554,934	7.40%	5,221	35.22%	1,039	4,310,016	9.70%	121.24%	92,736	-101,595	2.61%
17	[10.3147% - 18.0282%)	CCC	1,434,765	175,397	1,156,008	14.34%	1,670	36.18%	1,174	1,784,845	12.35%	154.40%	60,476	-71,427	5.23%
18	[18.0282% - 29.9485%)	CC	284,553	145,285	176,278	24.29%	437	35.76%	1,169	304,357	13.81%	172.66%	15,409	-15,053	8.74%
19	[29.9485% - 100)	C	569,882	141,012	413,157	36.76%	1,117	39.95%	1,103	797,263	15.44%	192.97%	60,923	-16,566	14.75%
20	100	D	13,892,862	1,142,167	13,172,118	100.00%	8,963	40.93%	1,052	2,013,754	1.22%	15.29%	5,364,651	-6,687,856	40.73%

TOTAL 2015			222,667,526	86,518,109	159,576,509	9.20%	77,015	40.17%	889	81,938,773	4.11%	51.35%	5,953,872	-7,144,895	3.73%

TOTAL 2014			214,032,500	84,853,611	161,070,031	10.88%	84,245	40.66%	954	87,052,386	4.32%	54.05%	7,519,021	-8,162,032	4.67%

38.9% of EAD is at rating grades above BBB- and 6.6% is rated above A.

During 2015, EAD fell 1% and capital consumption decreased from 4.32% of EAD to 4.11%, along with a drop in average LGD (from 40.7% to 40.2%).

50

PILLAR III DISCLOSURES 2015
Capital

■ Table 16. AIRB approach. Retail portfolios

    Thousands of Euros

31 Dec. 2015
Internal rating grade	PD band	S&P grade	Original on-balance sheet gross exposure	“Off-balance sheet exposures pre CCF”	EAD	EAD weighted average PD	Number of obligors	EAD weighted average LGD	RWA	Capital /EAD	RWA Density	EL	Provisions	EL /EAD
Residential mortgages
1	[0%-0.1459%]	AAA to A-	36,189,594	1,411,170	36,201,100	0.06%	524,080	10.69%	688,354	0.15%	1.90%	2,571	-6,844	0.01%
2	[0.1459%-0.2447%]	A- to BBB+	36,487,967	3,626,764	35,444,850	0.17%	315,395	10.83%	1,464,569	0.33%	4.13%	6,782	-16,044	0.02%
3	[0.2447%-0.4895%]	BBB+ to BBB-	73,988,463	7,483,555	72,143,514	0.35%	495,793	9.76%	4,398,368	0.49%	6.10%	24,281	-44,569	0.03%
4	[0.4895%-0.7237%]	BBB- to BB+	27,951,568	1,072,459	27,756,596	0.65%	159,356	9.90%	2,675,651	0.77%	9.64%	17,566	-30,173	0.06%
5	[0.7237%-2.3535%]	BB+ to BB-	65,390,419	2,124,303	65,299,927	1.31%	428,896	11.54%	11,695,657	1.43%	17.91%	100,035	-105,709	0.15%
6	[2.3535%-9.6354%]	BB- to B-	35,081,310	399,712	35,265,368	4.57%	241,709	13.25%	15,114,978	3.43%	42.86%	217,915	-120,306	0.62%
7	[9.6354%-100%]	B- to C	15,032,905	53,705	15,086,682	30.86%	125,751	14.07%	10,967,114	5.82%	72.69%	652,079	-254,047	4.32%
8	[100%]	D	7,990,468	28,938	7,961,928	100.00%	74,036	25.36%	631,597	0.63%	7.93%	2,000,464	-4,243,384	25.13%

TOTAL 2015			298,112,695	16,200,606	295,159,965	5.29%	2,365,016	11.47%	47,636,288	1.29%	16.14%	3,021,693	-16,504,859	1.02%

TOTAL 2014			282,979,065	14,223,557	280,299,178	5.70%	2,378,212	11.61%	44,682,425	1.28%	15.94%	3,206,150	-4,383,887	1.14%

Qualifying revolving retail exposures
1	[0%-0.1459%]	AAA to A-	3,256,135	3.108.370	1,839,409	0.05%	1,810,714	57.63%	38,645	0.17%	2.10%	551	-2,078	0.03%
2	[0.1459%-0.2447%]	A- to BBB+	6,394,146	6.211.873	4,841,931	0.18%	5,631,058	73.47%	369,452	0.61%	7.63%	6,428	-7,243	0.13%
3	[0.2447%-0.4895%]	BBB+ to BBB-	2,251,272	2.126.373	958,727	0.35%	1,279,425	49.39%	83,833	0.70%	8.74%	1,651	-211	0.17%
4	[0.4895%-0.7237%]	BBB- to BB+	1,892,697	1.791.322	957,776	0.63%	1,258,753	59.37%	159,800	1.33%	16.68%	3,658	-955	0.38%
5	[0.7237%-2.3535%]	BB+ to BB-	2,486,332	2.040.776	1,660,779	1.36%	2,039,040	65.18%	543,828	2.62%	32.75%	14,727	-2,889	0.89%
6	[2.3535%-9.6354%]	BB- to B-	2,585,366	1.604.094	2,042,982	4.82%	2,025,180	66.03%	1,644,635	6.44%	80.50%	65,487	-3,893	3.21%
7	[9.6354%-100%]	B- to C	967,431	429.348	888,637	24.22%	783,761	65.40%	1,458,113	13.13%	164.08%	139,278	-12,383	15.67%
8	[100%]	D	121,670	20.526	104,567	100.00%	113,310	70.12%	20,986	1.61%	20.07%	72,137	-66,282	68.99%

TOTAL 2015			19,955,049	17.332.683	13,294,807	3.46%	14,941,241	65.78%	4,319,292	2.60%	32.49%	303,917	-95,935	2.29%

TOTAL 2014			18,275,658	15.628.339	12,416,116	3.96%	13,864,537	64.74%	4,136,393	2.67%	33.31%	328,222	-129,918	2.64%

Other retail
1	[0%-0.1459%]	AAA to A-	1,146,680	679.948	1,080,527	0.06%	347,084	46.29%	70,187	0.52%	6.50%	230	-625	0.02%
2	[0.1459%-0.2447%]	A- to BBB+	1,826,883	115.564	1,783,802	0.18%	252,511	45.41%	315,081	1.41%	17.66%	1,508	-1,663	0.08%
3	[0.2447%-0.4895%]	BBB+ to BBB-	4,340,545	203.478	4,272,653	0.34%	616,143	43.53%	1,103,311	2.07%	25.82%	6,420	-4,600	0.15%
4	[0.4895%-0.7237%]	BBB- to BB+	8,771,057	350.614	8,626,600	0.61%	1,453,282	44.51%	3,177,443	2.95%	36.83%	23,138	-10,601	0.27%
5	[0.7237%-2.3535%]	BB+ to BB-	17,047,474	1.006.368	16,625,104	1.32%	2,779,274	51.31%	9,661,068	4.65%	58.11%	112,319	-70,600	0.68%
6	[2.3535%-9.6354%]	BB- to B-	10,537,059	643.844	10,132,724	4.31%	1,204,370	50.89%	7,330,191	5.79%	72.34%	222,118	-107,498	2.19%
7	[9.6354%-100%]	B- to C	2,399,484	154.370	2,306,893	27.39%	505,174	46.89%	2,351,542	8.15%	101.94%	300,614	-135,674	13.03%
8	[100%]	D	1,525,282	97.215	1,464,342	100.00%	347,332	68.73%	165,795	0.91%	11.32%	1,000,688	-1,007,766	68.34%

TOTAL 2015			47,594,465	3.251.400	46,292,645	6.10%	7,505,170	49.22%	24,174,619	4.18%	52.22%	1,667,037	-1,339,026	3.60%

TOTAL 2014			37,909,095	2.910.542	36,917,394	8.05%	6,846,571	50.34%	20,245,353	4.39%	54.84%	1,828,283	-1,581,856	4.95%

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Retail portfolios. Residential mortgages

The 50% of non-default exposure is concentrated in rating levels higher than BBB-.

On the other hand, average PD has decreased due to a drop on delinquency level comparing to last year.

Average PD has decreased due to lower defaults compared to the prior year.

Retail portfolios. Qualifying revolving retail exposures

65% of EAD is in rating grades above BB+. EAD rose 7% compared to 2014. Average PD on the portfolio fell, partly due to lower EAD.

Other retail

EAD increased 25%, due to the adoption of the AIRB approach for PSA France exposures in March 2015, with exposure of EUR 4,534 million, and for Santander Consumer Nordics exposures in December 2015 (EUR 5,198 million). With respect to risk parameters, average PD improved compared to 2014 (from 8.05% to 6.10%), while LGD fell from 50.34% to 49.22% in 2015. As a result, capital consumption is down from 4.39% to 4.18%.

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■ Table 17. FIRB approach. Institutions

    Thousands of Euros

31 Dec. 2015
Internal rating grade	PD band	S&P grade	Original on-balance sheet gross exposure	“Off-balance sheet exposures pre CCF”	EAD	EAD weighted average PD	Number of obligors	EAD weighted average LGD	Average maturity	RWA	Capital /EAD	RWA Density	EL	Provisions	EL /EAD
1 - 4	[0.012% - 0.021%)	AAA - AA-	—	—	—	—	—	—	—	—	—	—	—	—	—
5	[0.0292% - 0.0397%)	A+	1,266,306	113,955	1,186,542	0.03%	60	44.99%	900	252,922	1.71%	21.32%	167	—	0.01%
6	[0.0397% - 0.0553%)	A	—	—	—	—	—	—	—	—	—	—	—	—	—
7	[0.0553% - 0.1054%)	A-	788,227	227,909	651,011	0.07%	37	44.99%	900	213,563	2.62%	32.80%	191	—	0.03%
8	[0.1054% - 0.162%)	BBB+	252,747	113,955	190,819	0.16%	23	45.00%	900	101,412	4.25%	53.15%	135	—	0.07%
9	[0.162% - 0.2732%)	BBB	7,962	—	3,390	0.27%	9	45.00%	797	2,307	5.45%	68.07%	4	—	0.12%
10	[0.2732% - 0.4634%)	BBB-	615	223	615	0.45%	3	45.00%	900	480	6.24%	78.06%	1	—	0.20%
11	[0.4634% - 0.7756%)	BB+	10,120	—	2,579	0.75%	3	45.00%	900	2,746	8.52%	106.46%	9	—	0.34%
12	[0.7756% - 1.3491%)	BB	—	—	—	—	—	—	—	—	—	—	—	—	—
13	[1.3491% - 2.1328%)	BB-	11,384	11,384	2,277	2.12%	1	45.00%	900	2,817	9.90%	123.74%	22	—	0.95%
14	[2.1328% - 3.4948%)	B+	—	—	—	0.00%	—	0.00%	—	—	0.00%	0.00%	—	—	—
15	[3.4948% -5.894%)	B	10,489	—	9,111	3.56%	1	45.00%	900	13,021	11.43%	142.91%	146	—	1.60%
16 - 20	[5.894% - 100%]	B - D	—	—	—	—	—	—	—	—	—	—	—	—	—

TOTAL 2015			2,347,851	467,425	2,046,344	0.07%	137	44.99%	900	589,268	2.30%	28.80%	675	—	0.03%

TOTAL 2014			3,376,360	288,962	3,226,599	0.07%	146	44.97%	900	1,000,231	2.48%	31.00%	1,040	—	0.03%

EAD reduced from EUR 3,227 million in 2014 to EUR 2,046 million in 2015. 99% of exposure is rated above BBB+, while 58% is rated above A. Both non-defaulted PD and average LGD remain virtually unchanged.

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■ Table 18. FIRB approach. Corporates

    Thousands of Euros

31 Dec. 2015
Internal rating grade	PD band	S&P grade	Original on-balance sheet gross exposure	“Off-balance sheet exposures pre CCF”	EAD	EAD weighted average PD	Number of obligors	EAD weighted average LGD	Average maturity	RWA	Capital /EAD	RWA Density	EL	Provisions	EL /EAD
1 - 4	[0.012% - 0.021%)	AAA - AA-	—	—	—	—	—	—	—	—	—	—	—	—	—
5	[0.0292% - 0.0397%)	A+	15,617	21,537	5,998	0.03%	1	45.00%	900	918	1.22%	15.31%	1	—	0.01%
6	[0.0397% - 0.0553%)	A	2,907,786	84,986	2,869,835	0.05%	16	44.26%	910	607,065	1.69%	21.15%	662	—	0.02%
7	[0.0553% - 0.1054%)	A-	451,637	159,693	440,715	0.09%	16	45.00%	900	132,610	2.41%	30.09%	184	—	0.04%
8	[0.1054% - 0.162%)	BBB+	1,213,069	292,182	1,139,287	0.13%	114	44.97%	903	408,348	2.87%	35.84%	648	-19	0.06%
9	[0.162% - 0.2732%)	BBB	754,861	236,323	599,997	0.20%	94	44.20%	900	275,223	3.67%	45.87%	541	—	0.09%
10	[0.2732% - 0.4634%)	BBB-	4,662,836	773,729	4,400,195	0.36%	786	41.73%	903	2,459,709	4.47%	55.90%	6,610	-19	0.15%
11	[0.4634% - 0.7756%)	BB+	1,406,943	189,795	1,426,038	0.61%	818	42.15%	912	1,036,960	5.82%	72.72%	3,682	-13,941	0.26%
12	[0.7756% - 1.3491%)	BB	2,225,221	382,069	2,182,795	0.82%	713	40.94%	900	1,632,265	5.98%	74.78%	7,348	—	0.34%
13	[1.3491% - 2.1328%)	BB-	1,765,922	118,981	1,757,812	1.48%	855	40.62%	904	1,531,911	6.97%	87.15%	10,570	—	0.60%
14	[2.1328% - 3.4948%)	B+	561,527	73,760	566,912	2.70%	281	40.65%	900	559,794	7.90%	98.74%	6,040	—	1.07%
15	[3.4948% - 5.894%)	B	625,721	27,499	616,288	4.38%	813	43.86%	910	822,961	10.68%	133.54%	11,803	-26,380	1.92%
16	[5.894% - 10.3147%)	B-	5,431	—	5,431	9.38%	2	3.35%	900	566	0.83%	10.43%	12	—	0.22%
17	[10.3147% - 18.0282%)	CCC	98,008	2,224	97,452	12.45%	275	45.00%	913	200,131	16.43%	205.36%	5,458	-6,277	5.60%
18	[18.0282% - 29.9485%)	CC	—	—	—	—	—	—	—	—	—	—	—	—	—
19	[29.9485% - 100)	C	511	—	511	35.00%	2	40.71%	900	759	11.88%	148.53%	73	—	14.29%
20	100	D	597,801	97,555	627,992	100.00%	526	41.60%	901	—	—	0.00%	261,225	-128,107	41.60%

TOTAL 2015			17,292,890	2,460,333	16,737,258	4.52%	5,312	42.42%	905	9,669,222	4.62%	57.77%	314,856	-174,743	1.88%

TOTAL 2014			12,599,534	2,393,025	11,834,056	5.33%	2,471	42.05%	900	6,186,324	4.18%	52.28%	258,751	-232,872	2.19%

9% of EAD is in rating grades above BB+. During 2015, EAD rose 41%, while the portfolio’s overall capital requirement climbed 56%. Average portfolio PD fell from 5.33% to 4.52% overall, due to lower defaults, which gave a lower ratio of expected loss to EAD. LGD rose from 42.05% to 42.42%, while capital consumption increased from 4.18% of EAD in 2014 to 4.62% in 2015.

In March 2015, the AIRB approach was adopted for exposures from the PSA France business segment, with exposure of EUR 3.165 million.

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■ Table 19. Slotting Criteria. Specialised lending (CR10)

    Thousands of Euros

Other than HVCRE	31 Dec. 2015
					EAD
Regulatory Categories	Remaining Maturity	On-balance sheet amount	Off-balance sheet amount	RW	Off-balance sheet amount	Object Finance	Commodity Finance	Income - Producing Real Estate	Total	RWA	Expected losses
Strong	Less than 2.5 years	217,426	74,523	50%	238,809	214	—	—	239,024	119,512	—
	Equal to or more than 2.5 years	3,774,435	675,046	70%	3,173,428	134,226	—	—	3,307,654	2,315,400	13,229
Good	Less than 2.5 years	4,984,040	199,741	70%	771,862	98,275	—	2,587,904	3,458,040	2,420,446	13,838
	Equal to or more than 2.5 years	13,586,552	1,073,552	90%	6,960,755	213,945	115,354	5,155,242	12,445,295	11,198,171	99,559
Satisfactory		1,635,227	34,286	115%	1,254,769	49,656	—	344,327	1,648,753	1,894,919	46,165
Weak		466,302	85,665	250%	305,455	—	—	179,571	485,026	1,212,129	38,802
Default		1,464,860	67,733	—	966,296	77,803	—	252,169	1,436,785	—	718,393

TOTAL		26,128,842	2,210,546		13,671,374	574,118	115,354	8,519,213	23,020,577	19,160,577	929,986

HVCRE (High Volatility Commercial Real Estate)
Regulatory Categories	Remaining Maturity	On-balance sheet amount	Off-balance sheet amount	RW	EAD					RWA	Expected losses
Strong	Less than 2.5 years	—	—	50%	—	—	—	—	—	—	—
	Equal to or more than 2.5 years	—	—	70%	—	—	—	—	—	—	—
Good	Less than 2.5 years	—	—	70%	—	—	—	—	—	—	—
	Equal to or more than 2.5 years	—	—	90%	—	—	—	—	—	—	—
Satisfactory		—	—	115%	—	—	—	—	—	—	—
Weak		6,354	7	250%	—	—	—	—	6,359	15,899	508
Default		—	—	—	—	—	—	—	—	—	—

TOTAL		6,354	7		—	—	—	—	6,359	15,899	508

EAD rose 9% compared to 2014. The increase in exposure (5%) in the higher rating grades (RWs between 50% and 90%), combined with an increase in the defaulted exposure, bring capital consumption down from 7.19% to 6.75%.

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■ Table 20. Equities

    Thousands of Euros

	31 Dec. 2015
	Weighted	Original		EAD-weighted
PD/RW tranches	average PD	exposure	EAD	average LGD	Capital/EAD	PE/EAD
PD/LGD Method
1	1.25%	1,743,128	1,743,128	90.00%	20,87%	1.12%
2	1.66%	148,841	148,841	90.00%	8.00%	1.50%
3	6.04%	40,542	40.542	90.00%	16.78%	5.44%
4	—	—	—	—	—	—
5	—	—	—	—	—	—
6	—	—	—	—	—	—
Default	—	—	—	—	—	—

TOTAL 2015	1.38%	1,932,511	1,932,511	90.00%	19.79%	1.24%

TOTAL 2014	3.05%	1,529,663	1,529,663	90.00%	23.50%	2.75%

Internal models 2015		2,108,654	2,108,654	—	20.29%	—
Internal models 2014		2,459,049	2,459,049	—	19.23%	—

TOTAL 2015		4,041,165	4,041,165	—	21.17%	—

TOTAL 2014		3,988,712	3,988,712	—	20.87%	—

Note: For equities, EAD equals Original Exposure and Off-Balance Sheet Balance equals zero.

The stake in Metrovacesa S.A. was increased by EUR 673 million (over 90%) and accordingly, the weight of Metrovacesa’s equity stood at 73.41% of the total investee portfolio. In addition, an update in its internal rating caused its PD to drop considerably (from 3.05% to 1.25%), with the corresponding reduction in RW (from 339.1% to 279.21%). The combination of both effects substantially reduced average consumption of capital or average Expected Loss.

The following charts summarise the changes in average risk parameters, exposure and capital/EAD for the different portfolios, from 2014 to 2015.

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4.6.3.1.2. Standardised approach

For the calculation of regulatory capital under the standardised approach, Grupo Santander uses the external rating agencies designated as eligible by the Bank of Spain. The agencies used for the capital calculation at 31 December 2015 were Fitch, Moody’s, DBRS and Standard & Poor’s.

Also, for the central government and central banks category, Grupo Santander uses the OECD’s Country Risk Classification of the Participants to the Arrangement on Officially Supported Export Credits, given that the requirements of article 137 of the CRR are met.

According to Part III, Title II, Chapter II of the CRR, different risk weights are applied to credit exposures, depending either on the rating assigned by the credit rating agencies (e.g. Fitch, Moody’s and Standard & Poor’s for the corporates segment) or the minimum export insurance premium rating (e.g. OECD for the central government and central bank segment).

At present, Grupo Santander has no process in place for assigning the credit ratings of publicly traded securities to comparable assets that are not included in the trading book.

The tables below show the value of the net exposure after impairment loss allowances before and after risk mitigation, by segment and credit quality grade. Guarantees are applied by reallocating exposures to the corresponding asset categories and risk weightings.

In accordance with art. 150 of the CRR, Grupo Santander uses the permanent standardised approach for sovereign exposures denominated and funded in the local currency of the Member State’s and those countries in the EC equivalence list, applying a 0% risk weight.

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■ Table 21. Standardised approach. EAD before risk mitigation techniques

    Thousands of Euros

	31 Dec. 2015
Exposure category	0%	2%	10%	20%	35%	50%	75%	100%	150%	250%	1250%	Total
Central governments and central banks	154,486,277	—	—	2,144,994	—	9,404,023	—	5,025,310	11,677	—	—	171,072,281
Regional governments and local authorities	646,268	—	—	1,319,208	—	199	—	191,323	—	—	—	2,156,999
Public sector entities and other non-profit public institutions	5,895,471	—	—	1,206,670	—	10,493	—	174,781	—	—	—	7,287,416
Multilateral development banks	1,581,010	—	—	—	—	—	—	—	—	—	—	1,581,010
International organisations	—	—	—	—	—	—	—	—	—	—	—	—
Institutions	—	13,155,819	—	27,721,400	—	1,743,558	—	4,205,701	101,895	—	—	46,928,372
Corporates	—	—	—	620,836	—	703,097	—	76,842,890	1,676,769	—	—	79,843,591
Retail portfolios	—	—	—	—	—	—	122,220,782	—	—	—	—	122,220,782
Exposures secured by real estate property	—	—	—	—	64,166,370	12,680,761	1,002,991	13,367,460	—	—	—	91,217,582
Defaulted exposures	—	—	—	—	—	—	—	5,312,835	1,149,970	—	—	6,462,805
High-risk exposures	—	—	—	—	—	—	—	—	125,183	—	—	125,183
Covered bonds	—	—	4,059,929	—	—	—	—	—	—	—	—	4,059,929
Exposures to institutions and corporates with short-term credit ratings	—	—	—	—	—	3,004	—	51,903	4,361	—	—	59,268
Exposures to collective investment schemes (CIS)	—	—	—	—	—	—	—	1,060,480	—	—	—	1,060,480
Equity	364,649	—	—	551,917	—	—	—	1,994,879	—	1,708,998	—	4,620,443
Other exposures	21,538,259	601,131	—	11,319,383	—	4,660	16,008	33,044,333	80	6,625,625	25,354	73,174,832
CREDIT RISK - STANDARDISED APPROACH	184,511,934	13,756,950	4,059,929	44,884,408	64,166,370	24,549,794	123,239,782	141,271,894	3,069,935	8,334,622	25,354	611,870,973
Securitisation positions*	—	—	—	—	—	—	—	—	—	—	—	1,373,532

TOTAL CREDIT RISK - STANDARDISED APPROACH	184,511,934	13,756,950	4,059,929	44,884,408	64,166,370	24,549,794	123,239,782	141,271,894	3,069,935	8,334,622	25,354	613,244,505

*	The “EAD after CRM” chart shows the net exposure after impairments and provisions and after converting off-balance-sheet items to credit exposures using CCFs

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■ Table 22. Standardised approach. Exposures by asset class and risk weights (CR5)

    Thousands of Euros

		31 Dec. 2015
		0%	2%	10%	20%	35%	50%	75%	100%	150%	Others	Total*
1	Central governments and central banks	179,399,837	—	—	2,144,994	—	2,123,821	—	5,025,310	11,677	—	188,705,639
2	Regional governments and local authorities	646,268	—	—	3,307,302	—	199	—	191,323	—	—	4,145,092
3	Public sector entities and other non-profit public institutions	5,895,471	—	—	759,570	—	10,493	—	174,781	—	—	6,840,315
4	Multilateral development banks	1,581,010	—	—	—	—	—	—	—	—	—	1,581,010
5	International organisations	—	—	—	—	—	—	—	—	—	—	—
6	Institutions	—	13,128,240	—	26,440,484	—	1,597,162	—	2,199,831	101,895	—	43,467,611
7	Corporates	—	—	—	1,001,772	—	725,182	—	70,950,909	1,673,881	—	74,351,744
8	Retail portfolios	—	—	—	—	—	—	118,270,509	—	—	—	118,270,509
9	Exposures secured by real estate property	—	—	—	—	64,037,721	12,680,761	1,002,839	13,302,509	—	—	91,023,829
10	Defaulted exposures	—	—	—	—	—	—	—	5,013,602	1,121,315	—	6,134,917
11	High-risk exposures	—	—	—	—	—	—	—	—	125,183	—	125,183
12	Covered bonds	—	—	4,059,929	—	—	—	—	—	—	—	4,059,929
13	Exposures to institutions and corporates with short-term credit ratings	—	—	—	—	—	567,818	—	51,903	4,361	—	624,082
14	Exposures to collective investment schemes (CIS)	—	—	—	—	—	—	—	1,870	—	—	1,870
15	Equity	364,649	—	—	551,917	—	—	—	1,994,879	—	1,708,998	4,620,443
16	Other exposures	24,438,975	601,131	—	9,764,490	—	318,056	16,008	32,189,389	80	6,625,625	73,953,754
CREDIT RISK - STANDARDISED APPROACH		212,326,210	13,729,371	4,059,929	43,970,528	64,037,721	18,023,493	119,289,356	131,096,307	3,038,391	8,334,622	617,905,929
	Securitisation positions		—	—	—	—	—	—	—	—	—	1,330,707

TOTAL CREDIT RISK - STANDARDISED APPROACH		212,326,210	13,729,371	4,059,929	43,970,528	64,037,721	18,023,493	119,289,356	131,096,307	3,038,391	8,334,622	619,236,636

*	Exposure using CCF and credit risk mitigation techniques

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The following tables detail the credit risk exposures breakdown calculated using the standardised approach by asset class and risk weights:

■ Table 23. Standardised approach. Counterparty credit risk. Exposures by asset class and risk weights (CCR3)

    Thousands of Euros

	31 Dec. 2015
	0%	10%	20%	50%	75%	100%	150%	Others	Total credit exposure
Sovereigns	2,867,784	—	24,417	247,935	—	1,274	—	—	3,141,410
Non-central government public sector entities (PSEs)	—	—	1,465	—	—	—	—	—	1,466
Multilateral development banks (MBDs)	4,165	—	—	—	—	—	—	—	4,165
Bank	—	—	2,493,312	689,863	—	87,549	18	—	3,270,742
Securities firms
Corporates	—	—	109,160	203,841	—	2,864,519	5,215	—	3,182,734
Regulatory retail portfolios	—	—	—	—	36,866	—	—	—	36,866
Other assets	—	—	—	—	—	25,597	—	—	25,597

TOTAL	2,871,949	—	2,628,354	1,141,640	36,866	2,978,938	5,233	—	9,662,980

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4.6.3.2. Credit risk – Securitisations

4.6.3.2.1. Methodology for calculating risk-weighted exposures in securitisation activities

The Group calculates regulatory capital for securitisation positions only if the securitisation special purpose vehicle (SPV) meets the regulatory conditions established in the CRR for the transfer of significant credit risk. Otherwise, capital is calculated for the securitised exposures as if they had not been securitised.

Capital requirements for securitisation positions are calculated by applying the appropriate risk weight to the exposure value of each position, depending on the approach (standardised or IRB) used by the entity to calculate the risk-weighted exposure amounts of the securitised portfolio. If the entity uses both approaches for the various securitised exposures that make up the underlying portfolio, the method that applies to the predominant proportion of exposures in the portfolio is used.

Entities that use the standardised approach to calculate capital requirements apply certain risk weights, as stipulated in the CRR (see table 24), based on the credit quality level assigned to the external credit ratings issued by eligible External Credit Assessment Institutions (ECAIs) for each securitisation or re-securitisation position. The risk weights are the following:

■ Table 24. RWs of securitisations for the standardised approach

Credit quality levels	Short-term ratings	Long-term ratings	Securitisation positions	Resecuritisation positions
1	A-1+, A-1	AAA a AA-	20%	40%
2	A-2	A+ a A-	50%	100%
3	A-3	BBB+ a BBB-	100%	225%
4	N/A	BB+ a BB-	350%	650%
Other levels			1,250%	1,250%

Where no external credit rating is available, the entity assigns the weighted-average risk weight applied to securitised exposures, multiplied by the concentration ratio (lookthrough method). If the institution has insufficient information on the underlying portfolio, a risk weight of 1,250% is assigned.

Entities that adopt the IRB approach for the calculation of capital requirements currently use the external-ratings-based approach, applying the risk weights, as stipulated in the CRR (see Tables 25 and 26). These weights are set depending on whether it is a securitisation or a re-securitisation, whether it is the most senior position in the securitisation or not, the effective number of exposures (granularity of the underlying) and the credit quality level assigned to the external credit ratings issued by eligible ECAIs or the ratings inferred from each securitisation position. These risk weights are multiplied by 1.06 to calculate the risk-weighted exposure amounts, except for the tranches weighted at 1,250%.

In addition, in 2015 the Supervisory formula defined in the CRR has been used. This method uses as input the bucket weight, the average capital consumption and expected loss of the underlying (KIRB), the underlying average LGD and the effective number of exposures.

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For securitisation positions with long-term external ratings the relationship is as follows:

■ Table 25. RWs of securitisations with a long-term rating (RBA-IRB approach)

		Securitisation positions			Resecuritisation positions
Credit quality level	Long-term ratings	Senior tranche and effective no. of positions >6	Effective no. of positions >6 and junior tranche	Effective no. of positions <6	Senior tranche	Junior tranche
1	AAA	7%	12%	20%	20%	30%
2	AA+, AA, AA-	8%	15%	25%	25%	40%
3	A+	10%	18%	35%	35%	50%
4	A	12%	20%	35%	40%	65%
5	A-	20%	35%	35%	60%	100%
6	BBB+	35%	50%	50%	100%	150%
7	BBB	60%	75%	75%	150%	225%
8	BBB-	100%	100%	100%	200%	350%
9	BB+	250%	250%	250%	300%	500%
10	BB	425%	425%	425%	500%	650%
11	BB-	650%	650%	650%	750%	850%
Other levels and positions without a rating		1250%	1250%	1250%	1250%	1250%

And for securitisation positions with short-term external ratings the relationship is as follows:

■ Table 26. RWs of securitisations with a short-term rating (RBA-IRB approach)

		Securitisation positions			Resecuritisation positions
Credit quality level	Short-term ratings	Senior tranche and effective no. of positions >6	Effective no. of positions >6 and junior tranche	Effective no. of positions <6	Senior tranche	Junior tranche
1	A-1+, A-1	7%	12%	20%	20%	30%
2	A-2	12%	20%	35%	40%	65%
3	A-3	60%	75%	75%	150%	225%
Other levels and positions without a rating		1250%	1250%	1250%	1250%	1250%

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The following table shows the distribution of the positions in SPVs with credit risk transfer by the function the entity has in the securitisation and the approach used for calculating regulatory capital:

■ Table 27. Breakdown of repurchased positions in securitisation SPVs with credit risk transfer, distributed by function and approach used

    Thousands of Euros

	31 dec. 15					31 dec. 14
	On- balance sheet amount	Off- balance sheet amount	EAD	EAD after capital reductions	RWA	On-balance sheet amount	Off- balance sheet amount	EAD	EAD after capital reductions	RWA
Originator – standardised approach	48,326	—	29,709	29,709	12,413	56,646	—	33,484	33,484	14,125
Originator – RBA approach	2,178,057	—	2,178,057	2,178,057	1,531,876	181,483	—	181,483	181,483	1,268,247
Originator – SFA approach	1,685,427	—	1,685,427	1,685,427	237,679	—	—	—	—

Total originator	3,911,810	—	3,893,193	3,893,193	1,781,968	238,129	—	214,967	214,967	1,282,372

Investor – standardised approach	1,325,206	—	1,300,998	1,300,998	687,149	1,967,191	—	1,967,191	1,967,191	1,297,444
Investor – RBA approach	2,744,132	225,241	2,969,373	2,969,373	439,507	2,318,573	160,719	2,479,292	2,479,292	879,209

Total investor	4,069,338	225,241	4,270,371	4,270,371	1,126,656	4,285,764	160,719	4,446,483	4,446,483	2,176,653

Sponsor – standardised approach	—	—	—	—	—	—	—	—	—	—
Sponsor – RBA approach	1,705	40,551	42,256	42,256	32,614	1,705	41,048	42,753	42,753	59,863

Total sponsor	1,705	40,551	42,256	42,256	32,614	1,705	41,048	42,753	42,753	59,863

Total	7,982,853	265,792	8,205,819	8,205,819	2,941,238	4,525,598	201,767	4,704,203	4,704,203	3,518,888

Of which: traditional securitisations	6,297,426	265,792	6,520,393	6,520,393	2,703,559	4,525,598	201,767	4,704,203	4,704,203	3,518,888
Of which: synthetic securitisations	1,685,427	—	1,685,427	1,685,427	237,679	—	—	—	—	—

TOTAL	7,982,853	265,792	8,205,819	8,205,819	2,941,238	4,525,598	201,767	4,704,203	4,704,203	3,518,888

On and off-balance sheet totals before provisions and after outflows to other regulatory reports

EAD IRB: exposures net of collateral, before provisions and deductions and after outflows to other regulatory reports

EAD STD: exposures net of collateral, before deductions and after provisions and outflows to other regulatory reports

RWA IRB: before provisions, after deductions and outflows to other regulatory reports and before application of the limit

RWA STD: after provisions, deductions and outflows to other regulatory reports and before application of the limit

It should be noted that for all securitisations with a risk weight of 1,250% is applicable, the bank calculates its risk-weighted exposure instead of deducting equity exposure. Accordingly, the EAD before and after the deductions is the same.

Table 27 shows a 74% rise in the exposure, mainly driven by the increase in securitised exposures originated by the Group where it was able to transfer risk. There is no significant change in overall securitisation but rather a change in the objective of this activity. Two securitisations have been undertaken this year, as well as the sale of tranches of a previous securitisation. The principal objective is to optimise capital consumption. This compares to previous years when securitisations were originated by the Group fundamentally to improve liquidity levels.

On the other hand, securitisation positions in the trading book are eliminated from the regulatory capital calculation based on an internal market risk model and are included in the capital calculation for specific risk, in accordance with Article 335 of the CRR. Among these positions, the correlation trading portfolio is also included. This portfolio consists of securitisation positions and nth-to-default derivatives that meet all the criteria stated in Article 338.1 of the CRR. Therefore, none of these securitisation positions are taken into consideration in the VaR spread and IRC calculation, although they are included in the interest rate VaR calculation (general risk). Capital requirements for these securitisation positions are calculated as if the positions were in the banking book, distinguishing between:

•	Securitisation positions rated by an external rating agency, for which capital requirements are calculated using the external-ratings-based approach described above and

•	Unrated securitisation positions, to which the risk weighting resulting from the supervisory formula method is applied

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4.6.3.2.2. SPVs with risk transfer

Grupo Santander, as an originator institution, retains the positions of SPVs with risk transfer issued by Group entities. The Group also acquires securitisation positions of SPVs originated by non-Group entities and is the sponsor of one SPV.

The tables set out below contain information on the balances of securitisation positions purchased from third parties and held in SPVs originated by the group with risk transfer, both in the investment portfolio and the trading portfolio.

■ Table 28. Aggregate amount of securitisation positions purchased and retained with risk transfer. Investment portfolio. IRB approach

    Thousands of Euros

	31 Dec. 15
	EAD					RWA
	Securitisations		Resecuritisations		Total EAD	Securitisations		Resecuritisations		Total RWA
IRB approach. Distribution by exposure type and risk weight Investor positions	On- balance sheet exposures	Off- balance sheet and derivative exposures	On- balance sheet exposures	Off- balance sheet and derivative exposures	TOTAL	On- balance sheet exposures	Off- balance sheet and derivative exposures	On- balance sheet exposures	Off- balance sheet and derivative exposures	TOTAL
7-10%	2,219,925	105,311	—	—	2,325,235	175,897	10,583	—	—	186,480
12-18%	214,572	—	—	—	214,572	29,266	—	—	—	29,266
20-35%	118,322	9,585	74,920	—	202,826	36,150	3,556	16,344	—	56,049
40-75%	81,374	94,213	22,399	—	197,986	59,648	66,334	9,762	—	135,743
100%	12,491	16,133	—	—	28,623	13,240	17,100	—	—	30,341
1250%	130	—	—	—	130	1,628	—	—	—	1,628

TOTAL	2,646,813	225,241	97,319	—	2,969,373	315,829	97,573	26,106	—	439,507

Originator positions
7-10%	2,830,356	—	—	—	2,830,356	215,219	—	—	—	215,219
12-18%	727,058	—	—	—	727,058	93,247	—	—	—	93,247
20-35%	108,500	—	—	—	108,500	23,002	—	—	—	23,002
40-75%	85,657	—	—	—	85,657	63,047	—	—	—	63,047
425%	2,300	—	—	—	2,300	10,362	—	—	—	10,362
650%-700%	966	—	—	—	966	6,590	—	—	—	6,590
1250%	108,647	—	—	—	108,647	1,230,410	—	—	—	1,230,410

TOTAL	3,863,484	—	—	—	3,863,484	1,641,876	—	—	—	1,641,876

Sponsor positions
40-75%	—	—	—	40,000	40,000	—	—	—	25,440	25,440
300%	—	—	1,705	551	2,256	—	—	5,423	1,751	7,174

TOTAL	—	—	1,705	40,551	42,256	—	—	5,423	27,191	32,614

TOTAL IRB (RBA+SFA)	6,510,297	225,241	99,024	40,551	6,875,113	1,957,704	97,573	31,529	27,191	2,113,997

EAD IRB: before provisions and after deductions from own funds

EAD STD: after provisions and deductions from own funds

RWA IRB: after provisions, after deductions and before application of the limit

RWA STD: after deductions, after provisions and before application of the limit

Under the standardised method the investment position with no rating, which use capital based on the average RW of the underlying multiplied by the concentration coefficient, are kept in the balance sheet

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■ Table 29. Aggregate amount of securitisation positions purchased and retained with risk transfer. Investment portfolio. Standardised approach

    Thousands of Euros

	31 Dec. 15
	EAD					RWA
	Securitisations		Resecuritisations		Total EAD	Securitisations		Resecuritisations		Total RWA
STD approach. Distribution by exposure type and risk weight Investor positions	On- balance sheet exposures	Off- balance sheet and derivative exposures	On- balance sheet exposures	Off- balance sheet and derivative exposures	TOTAL	On- balance sheet exposures	Off- balance sheet and derivative exposures	On- balance sheet exposures	Off- balance sheet and derivative exposures	TOTAL
40-75%	1,230,898	—	—	—	1,230,898	640,783	—	—	—	640,783
100%	45,850	—	—	—	45,850	45,850	—	—	—	45,850
1250%	24,249	—	—	—	24,249	516	—	—	—	516

TOTAL	1,300,997	—	—	—	1,300,997	687,149	—	—	—	687,149

Originator positions
20-35%	27,747	—	—	—	27,747	5,549	—	—	—	5,549
350%	1,961	—	—	—	1,961	6,864	—	—	—	6,864

TOTAL	29,708	—	—	—	29,708	12,413	—	—	—	12,413

TOTAL STD	1,330,705	—	—	—	1,330,705	699,562	—	—	—	699,562

EAD IRB: exposures net of collateral, before provisions and deductions and after outflows to other regulatory reports

EAD STD: exposures net of collateral, before deductions and after provisions and outflows to other regulatory reports

RWA STD: after provisions, deductions and outflows to other regulatory reports and before application of the limit

RWA IRB: before provisions, after deductions and outflows to other regulatory reports and before application of the limit

Note: Under the standardised approach, unrated investor positions are kept on the balance sheet and the capital consumption is calculated based on the average RW of the underlying asset, multiplied by the concentration ratio. These positions are included in the Methods row that uses the Risk Weights of the Securitised Exposures

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■ Table 30. Aggregate amount of securitisation positions purchased and retained. Trading portfolio

    Thousands of Euros

	31 Dec. 15
	Investor positions		Originator positions		Sponsor positions
ABS portfolio RBA approach	Markt to market	RWA	Markt to market	RWA	Markt to market	RWA
7-10%	—	—	—	—	—	—
12-18%	—	—	—	—	—	—
20-35%	112,303	29,777	18,717	4,042	—	—
40-75%	23,402	13,980	—	—	—	—
100%	—	—	—	—	—	—
250%	—	—	—	—	36,792	97,498
425%	—	—	—	—	—	—
650%	—	—	—	—	—	—
750%	—	—	—	—	—	—
1250%	2,034	25,425	—	—	—	—

TOTAL ABS PORTFOLIO	137,739	69,182	18,717	4,042	36,792	97,498

CORRELATION PORTFOLIO
RBA approach
40-75%	35,552	35,704	—	—	—	—
250%	—	—	—	—	—	—
Supervisory formula method
FS	—	—	—	—	—	—

TOTAL CORRELATION PORTFOLIO	35,552	35,704	—	—	—	—

TOTAL	173,291	104,886	18,717	4,042	36,792	97,498

The table does not include the RWA of short position correlation, since it does not consume capital.

Among the entities using the standardised approach, it may be observed that more than 92% of the exposure has a risk weight under this approach (RW of 50% and ratings between A- and A+).

Among the entities using the external-ratings-based method, more than 75% of the exposure has a risk weight below 10%, which implies final ratings above A+.

This portfolio distribution reflects the high quality of the positions in which the Group has invested.

The same favourable distribution can also be found in the trading book, where more than 64% of the Mark to Market receives risk weightings at or below 35%, which means final ratings of over A-.

The table below details the securitisation positions purchased or retained, broken down by type of securitised asset and the function of the entity.

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■ Table 31. Securitisation positions purchased and retained with risk transfer by class of underlying asset and activity of the entity

    Thousands of Euros

	31 Dec. 15						31 Dec. 14
	Exposure			RWA			Exposure			RWA
	Originator	Investor	Sponsor	Originator	Investor	Sponsor	Originator	Investor	Sponsor	Originator	Investor	Sponsor
Traditional securitisations	2,207,766	4,173,052	—	1,544,289	1,100,550	—	214,967	3,945,638	—	1,282,372	1,918,915	—
Residential mortgages	29,709	1,740,913	—	12,413	229,778	—	33,484	1,269,752	—	14,125	236,647	—
Commercial mortgages	—	100	—	—	1,255	—	—	564	—	—	1,615	—
Credit cards	—	317,390	—	—	89,230	—	—	292,915	—	—	219,955	—
Leasing	—	8,919	—	—	3,359	—	—	94,888	—	—	48,320	—
Loans to corporates or to SMEs treated as corporates	112,791	1,199,553	—	884,883	550,293	—	157,394	1,091,351	—	967,138	815,689	—
Consumer loans	2,038,400	251,422	—	311,176	56,979	—	—	778,924	—	—	355,543	—
Mortgage covered bonds	—	230,576	—	—	115,288	—	—	331,755	—	—	213,180	—
Receivables	—	—	—	—	—	—	—	—	—	—	—	—
Others	26,865	424,178	—	335,816	54,368	—	24,089	85,489	—	301,109	27,965	—
Resecuritisations	—	97,319	42,256	—	26,106	32,614	—	500,844	42,754	—	257,738	59,863
Securitisation positions	—	97,319	42,256	—	26,106	32,614	—	500,844	42,754	—	257,738	59,863
Synthetic securitisations	1,685,427	—	—	237,679	—	—	—	—	—	—	—	—
Loans to corporates or to SMEs treated as corporates	1,685,427	—	—	237,679	—	—	—	—	—	—	—	—

TOTAL	3,893,193	4,270,371	42,256	1,781,968	1,126,656	32,614	214,967	4,446,482	42,754	1,282,372	2,176,652	59,863

RBA EAD before provisions and after deductions and outflows to other regulatory reports

STD EAD after provisions, deductions and outflows to other regulatory reports

RBA RWA: after deductions and before provisions and application of the limit.

STD RWA: after deductions and provisions and before application of the limit.

The table shows that more than 88% of the retained positions are in securitisations. The 2015 financial year is notable for the increase in exposures related to securitisations originated by the Group (result of the previously mentioned changes in purpose).

This increase is primarily due to two traditional securitisations on consumer loans with a value of 2.038bn Euros (one of these was originated at the end of 2015 with the aim of optimising capital, while the other already formed part of the portfolio in the previous financial year). At the same time, there is an important effect from the synthetic securitisation of SME loans during the financial year.

Turning to originated securitisations with risk transfer, the following table shows the current situation of the underlying portfolio and the changes since 2014.

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■ Table 32. Securitisation structures with risk transfer

    Thousands of Euros

	31 Dec. 2015				31 Dec. 2014
Securitisation structures without risk transfer	Outstanding balance	Of which: in default	Impairment losses in the period	RWA	Outstanding balance	Of which: in default	Impairment losses in the period	RWA
Residential mortgages	331,536	—	—	12,413	420,184	434	—	14,125
Commercial mortgages	52,019	—	—	—	47,940	—	—	—
Loans to corporates or to SMEs treated as corporates	134,742	13,138	-7,214	794,704	184,541	14,126	6,951	69,714
Consumer loans	2,087,101	2,732	-3,000	273,676	—	—	—	—
Others	446,043	—	—	335,816	413,692	—	—	142,690
Resecuritisations
Securitisation positions	145,774	—	—	32,614	—	—	—	—

TOTAL TRADITIONAL SPVS	3,197,216	15,870	-10,214	1,449,223	1,066,357	14,560	6,951	226,529

Synthetic securitisation SPVs
Loans to corporates or to SMEs treated as corporates	1,821,039	—	—	237,679	—	—	—	—
Other assets	—	—	—	—	—	—	—	—

TOTAL SYNTHETIC SPVS	1,821,039	—	—	237,679	—	—	—	—

TOTAL	5,018,255	15,870	-10,214	1,686,902	1,066,357	14,560	6,951	226,529

The value adjustments in the period include the adjustments by assets and provisions (generic and specific) deterioration.

The outstanding balance of the underlying assets increased in 2015 as a result of the redemption of the new securitisation created in the exercise with risk transfer.

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4.6.3.2.3. SPVs without risk transfer

The Group holds most of the positions of the originated SPVs and, as a result, they do not meet the regulatory conditions for significant risk transfer. Capital for the securitised exposures is calculated as if the exposures had not been securitised.

The following table gives a breakdown, by type of underlying asset, of the outstanding balance of the securitised exposures in SPVs without risk transfer as of 31st December 2015:

■ Table 33. Securitisation structures without risk transfer

    Thousands of Euros

	31 Dec. 2015				31 Dec. 2014
	Outstanding balance				Outstanding balance
Securitisation structures without risk transfer	Traditional securitisations	Revolving structures	Resecuritisations	Synthetic securitisations	Traditional securitisations	Revolving structures	Resecuritisations	Synthetic securitisations
Residential mortgages	55,236,016	—	—	470,417	59,164,777	—	—	570,364
Commercial mortgages	—	—	—	—	—	—	—	—
Finance leases	1,276,006	—	—	—	—	—	—	—
Loans to corporates or to SMEs treated as corporates	8,483,155	—	—	—	9,345,259	—	—	—
Consumer loans	36,689,055	—	163,082	—	33,818,073	—	—	—
Mortgage covered bonds	213,068	—	127,478	—	450,000	—	—	—
Receivables	1,158,258	1,158,258	—	—	598,415	598,415	—	—
Securitisation positions	—	—	—	—	—	—	—	—
Others	450,000	—	—	978,270	1,278,511	—	164,889	1,109,441

TOTAL	103,505,558	1,158,258	290,560	1,448,687	104,655,034	598,415	164,889	1,679,805

The underlying securitised assets in the SPVs originated by the Group continue to consist mainly of mortgages and consumer loans, as observable in table 33 the securitisation exposure with no risk transfer remains unchangeable with regard to 2014.

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4.6.3.3. Market risk

In order to comply with one of the disclosure recommendations of the Basel Committee, this chapter provides more detailed information about changes in capital requirements under internal models by component, and a more detailed breakdown of capital requirements for market risk under the standardised approach.

The Group’s consumption of regulatory capital for market risk by the end of December 2015 breaks down as follows:

■ Table 34. Regulatory capital for market risk

    Millions of Euros

	31 Dec. 2015	31 Dec. 2014
Position risk - Trading book - Standardised approach*	982	1,101
Commodity Risk - Standardised approach	19	—
Specific risk in the correlation trading risk portfolio	17	78
Currency risk - standardised approach	443	813
Position and currency risk - Tradingbook - Internal models	734	816
Spain**	521	584
Chile	37	56
Portugal	—	—
Mexico	176	176

	2,195	2,808

*	Excluding commodities
**	Includes estructural equity considered as business

At year-end 2015 Grupo Santander had authorisation from the Bank of Spain for the use of the internal market risk model for the calculation of regulatory capital in the trading books of the units in Spain, Chile, Mexico and Portugal. The Group aims to gradually extend this approval to the rest of the units.

Consolidated regulatory capital under the internal market risk model for Grupo Santander is computed by summing the regulatory capital of the units that have the necessary approval from Bank of Spain. This is a conservative criterion when consolidating the Group’s capital, as it takes no account of the capital savings arising from the geographical diversification effect.

As a result of this approval, regulatory capital of the trading activity for the perimeter concerned is calculated with advanced approaches, using VaR, Stressed VaR and IRC (incremental risk charge) as the fundamental metrics, in line with the new bank capital requirements under the Basel Accords and, specifically, the CRR.

The Group works closely with the Bank of Spain to extend the perimeter of authorisation of internal models (at geographical and operational level) and to analyse the impact of new requirements, in line with the documents published by the Basel Committee to strengthen the capital of financial institutions.

A breakdown of capital requirements in the units that use the internal model is shown below, by geography and component, at year-end:

■ Table 35. Capital requirements for

    market risk. Internal model

    Millions of Euros

	31 Dec. 2015
	CR (VaR)	CR (SVaR)	IRC	TOTAL
Spain*	118	253	150	521
Chile	10	20	7	37
Portugal	—	—	—	—
Mexico	40	73	62	176

TOTAL	168	346	219	734

*	Includes estructural equity considered as business

The changes in capital requirements and RWAs for market risk under internal models from 2014 to 2015 are shown below.

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■ Table 36. Flow statement. RWA for IMA market risk exposures

    Millions of Euros

		VaR	Stressed VaR	IRC	CRM	Others	Total RWA
1	RWA at end of quarter	1,644	5,186	3,369	—	—	10,200
2	Oscillation of risk levels	—	-1,478	—	—	—	-1,479
3	Model updates/changes	301	619	—	—	—	919
4	Methodology and policies	—	—	—	—	—	—
5	Acquisitions and disposals	160	—	-631	—	—	-471
6	Oscillation of exchange rate	—	—	—	—	—	—
7	Others	—	—	—	—	—	—
8	RWA at end of disclosure period	2,105	4,327	2,738	—	—	9,169

Details of capital requirements for market risk under the standardised approach and developments between 2014 and 2015 are shown below:

■ Table 37. Market risk with the standardised approach (MR1)

    Millions of Euros

		RWA	Capital requirements
	Direct products
1	Interest rate risk (general and specific)	11,175	894
2	Equity risk (general and specific)	325	26
3	Currency risk	5,488	439
4	Commodity risk	238	19
	Options
5	Simplified approach	—	—
6	Delta-plus approach	825	66
7	Scenario approach	—	—
8	Securitisation	213	17

9	TOTAL	18,263	1,461

■ Table 38. Capital requirements for market

    risk. Standardised approach*

    Millions of Euros

	Capital	RWAs
Starting Capital (31/12/2015)	1,914	23,925
Changes in business and inclusion of new entities	-519	-6,487
New regulations	66	825
Ending Capital (31/12/2015)	1,461	18,263

*	Excluding securitisations in trading book

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Capital

4.6.3.4. Operational risk

Grupo Santander applies the standardised approach to calculate capital requirements for operational risk, in accordance with the CRR. The resolution was adopted by the Board of Directors on 22nd-June 2007 and reported to the Bank of Spain’s Banking Supervision department by the second vice-chairman and CEO on 29th June 2007. However, the methodologies developed are intended to be the groundwork for effective implementation of the IRB approach. All this is based on the following considerations:

g	Mitigation takes priority in the daily management of operational risk.

g	The basic foundations of an IRB approach are to a large extent already present in the standardised approach and in Grupo Santander’s operational risk management.

During 2015 the Group stepped up its transformation process to focus on advanced operational risk management (AORM). The programme aims to consolidate current operational risk management and also implement best market practices and rely on monitoring an integrated consolidated operational risk profile for proactive administration of business strategy and tactical decisions. Grupo Santander has been using the standardised approach to calculate regulatory capital for operational risk. The AORM programme will help deploy internal capital estimate models in the main regions for the purposes of economic capital and stress testing, and also for the potential application for regulatory capital.

Under the standardised approach, capital requirements are calculated based on relevant income, which is defined as the sum of the following components of the profit and loss account:

•	Interest and similar income

•	Interest expense and similar charges

•	Return on equity instruments

•	Fee and commission income

•	Fee and commission expense

•	Operating income (net)

•	Exchange differences (net)

•	Other operating income

For this method the CRR also defines the following segmentation of activities / lines of business:

a)	Corporate finance

b)	Trading and sales

c)	Retail brokerage

d)	Commercial banking

e)	Retail banking

f)	Payment and settlement

g)	Agency services

h)	Asset management

Relevant income

Under the standardised approach, capital requirements are calculated as the simple average over the last three years of the summation, for each year, between zero and the sum of the relevant income across each of the business lines, multiplied by the weight assigned to each business line.

The mathematical expression of these requirements will be as follows:

Where:

g	RI1-8 = Relevant income of each business line, with the appropriate sign, in accordance with the CRR

g	ß1-8 = Weight applicable to each business line, in accordance with the CRR

Obtaining data on relevant income, allocating it to the various business lines and calculating capital requirements is the responsibility of the Controller and Management Control Division.

Grupo Santander obtains the figure for relevant income from the consolidated management information by business area. This information is generated from accounting data, the quality of which is assured by the SOX procedure, “Income statements and balance sheet preparation by business area”

Consolidated management information is published quarterly in aggregate form and is the basis on which the businesses’ budgetary compliance is measured. It is prepared by the Business Management Control area, which regulates the business areas of all of the Group’s units, based on certain corporate criteria, which all units must apply when preparing their management information.

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1)	Primary or geographical level:

a)	Continental Europe: all the commercial banking businesses and Santander Global Corporate. It includes Spain, Santander Consumer Finance, Poland, Portugal and Asia.

b)	UK

c)	Latin America: all the Group’s activities through subsidiary banks and companies. This also includes Chile, Uruguay, Peru, Mexico, Colombia, Argentina, Bolivia and Paraguay.

d)	United States

2)	Secondary or business level: the activity of each operating unit is segmented by type of business, with segment reporting:

a)	Commercial Banking: Contains the customer banking businesses (except for the corporate banking businesses, which are managed through global relationship models). In Latin America, Commercial Banking includes Financial Management.

b)	Global Banking & Markets: includes the Global Corporate Banking businesses; the Investment Banking and Markets businesses worldwide, including all the treasury departments that have global management responsibilities for trading and distribution to customers; and the equities business.

In addition to the operating businesses, the Financial Management area includes the businesses of the financial and industrial holdings, the financial management of the parent company’s currency and interest rate risk structural position, and the management of liquidity and capital through issues and securitisations.

The following textbox shows the construction criterion for the public areas of the business areas:

As a supplement to the Management Control area’s aggregated information by business unit, Grupo Santander also uses business area information broken down by segment, product, etc. to distribute relevant income among the business lines defined by the CRR.

Any differences in the total figure for relevant income in relation to the Group’s published consolidated information are allocated to the business line with the highest regulatory capital consumption.

The following chart shows the distribution of capital by business line as of 31st December 2015:

Shown below the geographical distribution of capital for operational risk:

The chart below shows the 2014-2015 evolution breakdown in capital requirements and RWA for operational risk:

■ Table 39. Capital requirements for operational risk

    Millions of Euros

	Share capital	RWAs
Starting figure (31/12/2014)	5,596	69,952
Acquisition of business	67	838
JV with Banque PSA Finance	64	797
SC Canada	3	41
Exchange rate effect	-358	-4,476
Change in business	-35	-435

END FIGURE (31/12/2015)	5,270	65,879

Grupo Santander uses the Standardised Approach outlined in the Capital Requirements Directive to calculate capital requirements for operational risk. Under this method, capital requirements are determined by multiplying what are known as “relevant indicators” (average gross income over the last three years) in each of a series of “business lines” by a factor assigned to each business line depending on the associated risk.

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The standardised approach imposes higher capital requirements for financial institutions operating in jurisdictions with high net interest margins, which are often linked to a high sovereign credit spread but not necessarily with increased operational risk. To avoid this undesired effect, EU legislation (Regulation 575/2013/EU) provides for the use of the alternative standardised approach by businesses that meet certain conditions, subject to approval by the European Central Bank. This method uses a normalised indicator which is calculated by multiplying certain balances by 3.5% and thereby providing an average which is more in line with the bank’s operational risk.

Grupo Santander Brazil meets the requirements to apply the Alternative Standardised Approach. In 2015, Grupo Santander SA requested the approval from the European Central Bank to calculate capital requirements for operational risk in Brazil at the consolidated level using the alternative standardized approach.

Once the application has been evaluated, the proposed decision must be debated and, where applicable, approved by the Governing Council of the Single Supervisory Mechanism and finally by the Governing Council of the European Central Bank. These approval processes took place in late January and early February. On 3 February, the European Central Bank approved the use of the alternative standardized approach for the calculation of the capital requirements at the consolidated level for operational risk to Grupo Santander Brazil. As this approval was dated after the presentation of financial results, the impact on the group’s risk weighted assets (-7,836 million Euros), and consequently on its capital ratios, were not taken into account in the figures published in 27th January 2015.

The content of this report was drafted using figures as of 31 December 2015, in accordance with the data published.

4.6.4. Other requirements

This chapter includes information on the capital buffer requirements applicable to Grupo Santander, the indicators of systemic importance and the leverage ratio.

4.6.4.1. Capital buffers

The Group must comply, at all times, with the combined capital buffers requirement, defined as the total CET1 capital necessary to meet the following obligations:

•	Capital conservation buffer (CB): Obligatory for all entities, phased-in beginning on 1 January 2016. The buffer will begin at 0.625%.
•	Systemic buffers: A four-year phase-in period is established for systemic buffers. This includes two types:

•	Systemically Important Institutions: For entities designated as systemically important, using a common methodology. There are two different sub-categories, with the largest buffer rate of the two being applicable:

1. G-SII buffer (Global Systemically Important Institutions): Common methodology, classifying the different entities into buckets based on their systemic risk. (More detail in section 4.6.4.2.).

2. O-SII buffer (Other Systemically Important Institutions. More detail in section 4.6.4.3.).

•	Systemic risk buffer (SRB): For entities with systemic importance that must hold additional loss-absorbing capacity. This buffer is discretionary in nature and applicable to either all exposures of an entity or to part of its exposures (domestic and/or foreign, specific business sector, etc.), as determined by the relevant authorities.

If the SRB covers all types of exposures, the greatest of the three systemic buffer rates will be applied. If the SRB only applies to a certain type of exposure, the SRB buffer will be added to the greater of the other two systemic buffers (G-SII and O-SII).

•	Countercyclical capital buffer (CCB): The CCB will be applied when the authorities deem that lending growth is giving rise to an unacceptable accumulation of systemic risks. This buffer is specifically calculated for each entity or group, and consists of the weighted average of the countercyclical buffer rates that apply in the territories in which the credit exposures of the institution are located”.

The table below summarises the required regulatory rates based on the different capital buffers to be applied, along with the phase-in timeline and Grupo Santander’s situation in 2016:

Applicable to	Buffer (% RWAs)	2016	2017	2018	2019
All entities	Capital conservation (CB)	0.625%	1.25%	1.875%	2.50%
Designated entities	G-SII (1% - 3%) (1)	25% of buffer	50% of buffer	75% of buffer	100% of buffer
	O-SII (2)	25% of buffer	50% of buffer	75% of buffer	100% of buffer
	System risk buffer (SRB) (3)	0%-5%	0%-5%	0%-5%	0%-5%
At discretion of competent national authority	Countercyclical buffer (CCB) (3)	0%-0.625%	0%-1.25%	0%-1.875%	0% - 2.5%
	Consolidated combined buffer	CB + CCB + Max(4) (G-SII, O-SII, SRB)

(1)	The FSB has published a list of systemic entities for 2016, requiring Santander to hold a total buffer of 1% (accordingly, 0.25% is required for 2016).
(2)	Bank of Spain requires Santander to hold a total buffer of 1% (accordingly, 0.25% is required for 2016).
(3)	Bank of Spain, 2016: exposures allocated in Spain 0%
(4)	The maximum of the three buffers applies if the SRB buffer covers domestic and non-domestic exposures. Otherwise, the higher of G-SII and O-SII plus the SRB buffer applies.

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The European Central Bank provided Santander with its decision regarding the prudential minimum capital requirements for 2016, after ascertaining the results of the supervisory review and evaluation process (SREP). The Group is required to hold a CET1 ratio of 9.75% at consolidated level (the Group’s CET1 ratio at 31 December 2015 was 12.55%).

*	ECB Minimum prudential requirements based on the supervisory review and evaluation process (SREP)

The situation of global systemically important financial institutions is susceptible to jeopardize financial stability. Bankruptcy of a systemically important institution, or even its mere expectation, could generate negative, unpredictable-reaching effects on the financial system and even real economy.

This situation requires an special prudential treatment, which has led to specific capital buffer requirements for both global (G-SIB) and domestic (D-SIB) systemically important financial institutions.

4.6.4.2. Global systemically important financial institutions

Grupo Santander is one of the 30 institutions designated as global systemically important institution.

This designation requires Grupo Santander to meet additional requirements mainly relating to its capital buffer (we are included in the group of banks with less than a 1% capital buffer) in accordance with the TLAC (total loss-absorbing capacity) requirements, to the requirement to publish relevant information with more frequency than other banks, to greater regulatory requirements for the internal control bodies, to special supervision and to the requirement to submit special reports to the supervisors.

The designation as an entity that is globally systemically important is made by the Basel Committee, together with the Financial Stability Board, using a metric that will be modified in 2017. This metric is currently based on five “indicators” (size, interjurisdictional activity, interconnection with other financial entities, substitutability and complexity).

■ Table 40. Indicators for systemically important institutions

Category	Individual indicator	Rationale
Size	Total exposures as defined for use in the Basel III	The larger the bank, the greater its destabilising impact.

Cross-jurisdictional activity	Cross-jurisdictional claims Cross-jurisdictional liabilities	This indicator is intended to capture a bank’s global footprint.

Interconnectedness	Intra-financial system assets Intra-financial system liabilities Securities outstanding	A bank’s systemic impact is likely to be positively related to its interconnectedness with other financial institutions.

Substitutability/financial institution infrastructure	Assets under custody Payments activity Underwritten transactions in debt and equity	The systemic impact is likely to be greater if the bank’s activity is not substitutable by other banks.

Complexity	Notional amount of over-the-counter (OTC) derivatives Level 3 assets Trading and available-for-sale	The more complex a bank is, the greater are the costs and time needed to resolve the bank.

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For the evaluation of these risks banks with a leveraged position in excess of 200bn Euros (76 banks as of December 2014) are required to publish information before 30 April of the following years (see the Investor Relations section of the corporate website for more detail regarding quantitative indicators for Grupo Santander).

On the basis of this information a global indicator is developed. The score obtained by each bank will determine the size of the additional loss absorbency requirement, demanded in accordance with the buckets defined by regulators.

In November 2015 the Financial Stability Board (FSB) published the list of global systemically important institutions in 2015 based on December 2014 data. Grupo Santander received a score of 208.4. The achievement of these requirements provides Grupo Santander with greater solidity than its domestic competitors.

■ Table 41. Global systemically important financial

    institutions

	Capital
Score	buffer	Entity
+530	(3.5%)	Empty
430-530	(2.5%)	HSBC
		JP Morgan Chase
330-430	(2.0%)	Barclays
		BNP Paribas
		Citigroup
		Deutsche Bank
230-330	(1.5%)	Bank of America
		Credit Suisse
		Goldman Sachs
		Mitsubishi UFJ FG
		Morgan Stanley
130-230	(1%)	Agricultural Bank of China
		Bank of China
		Bank of New York Mellon
		China Construction Bank
		Groupe BPCE
		Groupe Crédit Agricole
		Industrial and Commercial
		Bank of China Limited
		ING Bank
		Mizuho FG
		Nordea
		Royal Bank of Scotland
		Santander
		Société Generale
		Standard Chartered
		State Street
		Sumitomo Mitsui FG
		UBS
		Unicredit Group
		Wells Fargo

For more detail regarding Grupo Santander quantitative indicators consult corporate web in section Investors Relations.

4.6.4.3 Domestic systemically important entities

In order to identify other systemically important entities, the Bank of Spain applies a mix of guidelines based on size, importance, complexity and the degree of interconnection between entities. Bank of Spain reviews the classification annually, considering in 2016 the following entities:

Grupo Santander is on the lists of both global and domestic systemically important financial institutions. Therefore, according to Directive 2013/36/EU, application of the higher of the two resulting buffers is required. Combined application of both buffers is currently being instigated, and is expected to be implemented through a Circular

4.6.4.4. Total Loss Absorbing Capacity (TLAC) and Minimum Required Eligible Liability (MREL)

In the last G-20 meeting (Antalya, November 2015) was approved by the TLAC (Total Loss Absorbance Capacity) required to global systemically important banks (G-SIBs), representing a major regulatory major milestone. This requirement demands banks to have sufficient buffer for their liabilities (equity and contingently convertible debt) with capacity to absorb losses, either by transforming into capital or by assuming a “haircut”. The goal is that when facing risk of bankruptcy, the bank is able to recover its solvency without the intervention of any government. This standard is pending incorporation into the existing legal framework. However, the Financial Stability Board (FSB) has established that it will enter into force in 2019 with an implementation timeline of three years. For January 2019 a minimum requirement equal to the higher of 16% of risk-weighted assets, or 6% of the leverage exposure has been proposed, and in January 2022 the higher of 18% of risk-weighted assets and 6.75 % of the leverage exposure.

The standard requires that the eligible liabilities to compute this requirement must be subordinated to other non-computable liabilities and may include the common equity, preferred emissions computed as tier 1, subordinated debt computable as tier 2 and at least 33 % in the form of senior and junior debt.

The standard also requires that this requirement is met at a consolidated level and at the level of each resolution group as they are defined in the viability plans (Living Wills). It also establishes certain restrictions on the financial support that a parent can give to a subsidiary in compliance with this standard.

In Europe, Directive 2014/59/EU, known as (“BRRD”) was implemented, which pursues similar objectives, and is being evaluated for its modification to suit TLAC rules.

This directive also includes the concept of absorption losses and Minimum Required Eligible Liability (MREL), which is similar to TLAC. However, there are differences in the ratios established, the scope of the application, and other definitions. The MREL applies to all entities operating in Europe and is not just limited to globally systemic institutions. Their implementation starts on January 1, 2016, based on an “entity by entity” calibration, with a transitional period of 48 months, and is only applicable in the EU territory.

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4.6.4.5. Leverage ratios

A key novelty of the Basel III agreement is the introduction of a regulatory financial leverage ratio.

In January 2014, the Basel Committee published the definitive calculation of the leverage ratio, together with an obligation to publish certain information to the market, applicable from 1 January 2015. In October 2014, the European Commission modified the CRR (via delegated act) in order to adapt the new form of the calculation. This was published in the Official Journal of the European Union in January 2015.

The ratio is calculated as the coefficient between Tier1 divided by the leverage exposure. This exposure is calculated as the sum of the following components:

•	Asset value, without derivatives and without elements considered as deduction in Tier 1 (for example, the loan balance is included but not goodwill).

•	Off balance sheet accounts (primarily, guarantees, non-used credit limits, letters of credit) weighted by the conversion factors of the standard credit risk method.

•	Inclusion of the net value of derivatives (gains and losses against a single counterparty are netted, less collateral - provided criteria are met) plus a surcharge for potential future exposure.

•	A surcharge for the potential risk of security financing transactions.

•	Finally, a surcharge is included for the risk of credit derivatives (CDS) in the uncovered part.

The following tables illustrate the ratios published by the Group in December 2014. As it can be observed the Bank’s ratio is very stable and only had a significant change due to the capital increase performed in 2015.

The leverage ratio is still in calibration phase and there is no obligation to comply. At the moment the 3% reference level , which the Bank exceeds, has been established. During this period there is only the obligation to disclose it to the market.

It is expected that during this year or at the beginning of 2017 the requirement is published and become binding in 1st January 2018. Recent publications by the Basel Committee and EBA coincide in recommending a ratio between 4% and 5%.

The leverage ratio of Grupo Santander as of 31st December 2015 is as follows (values in millions):

■ Table 42. Leverage ratio

    Thousands of Euros

	Fully loaded	Phase-in
	Dec. 2015	Dec. 2015
Tier 1 capital (phase-in)	64,209	73,478
Exposure	1,358,254	1,364,684
Leverage ratio	4.73%	5.38%

The composition of the Group’s exposure reflects its business model, based on a commercial orientation. More than half of the exposure amount relates to direct transactions with customers.

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The following table gives a breakdown of the calculation of the ratio:

■ Table 43. Leverage ratio. Breakdown

    Millions of Euros

	Amounts
	Consol.
	Balance	To be	To be	Leverage
Item	Sheet	eliminated	included	exposure	Comment
Derivatives	84,901	84,901	19,553	19,553	Replace book value with EAD
Securities financing transactions	51,738	—	14,958	66,696	A surcharge is added to this operations
Assets deducted in Tier 1	27,598	27,598	—	—	Eliminated to avoid duplication
Rest of Assets	1,164,485	—	—	1,164,485	Included in full

Total Assets	1,328,723	112,499	34,511	1,250,734

Total Off-Balance-Sheet items	262,170	148,221	—	113,949	Retail-related balances are weighted

Total Exposure (denominator)	—	—	—	1,364,684
Tier 1 (numerator)	—	—	—	73,478
LEVERAGE RATIO				5.4%	MINIMUM RECOMMENDED 3%

The leverage ratio is monthly reported to the Board of Directors in specific committees in order to oversee the level and perform its monitoring with the fully loaded measurement, which is more restrictive.

For more detail regarding the leverage ratio according to the “EBA FINAL draft ITS on disclosure of the leverage ratio under Article 451(2) of Regulation (EU) No 575/2013”, please consult the Group’s web page.

4.7. Pillar II Economic capital

Economic capital is the necessary capital, in accordance with an internally developed model, to support all the risks of business with a certain level of solvency. In the case of Santander, the solvency level is determined by the long term rating objective of AA-/A+, which means a confidence level of 99.95% (above the regulatory 99.90%) to calculate the necessary capital.

Complementing the regulatory focus, Santander’s economic capital model includes in its measurement all the significant risks incurred by the Group in its operations (risk of concentration, structural interest, business, pensions and others beyond the sphere of Pillar 1 regulatory capital). Moreover, economic capital incorporates the diversification impact, which in the case of Grupo Santander is vital, because of its multinational nature and many businesses, in order to determine the global risk and solvency profile.

Economic capital is a key tool for the internal management and development of the Group’s strategy, both from the standpoint of assessing solvency, as well as risk management of portfolios and businesses.

From the solvency standpoint, the Group uses, in the context of Basel Pillar II, its economic model for the capital self-assessment process (ICAAP). For this, the business evolution and capital needs are planned under a central scenario and alternative stress scenarios.

The Group is assured in this planning of maintaining its solvency objectives even in adverse scenarios.

The economic capital metrics also enable risk-return objectives to be assessed, setting the prices of operations on a risk basis, evaluating the economic viability of projects, units or lines of business, with the overriding objective of maximising value generation for the shareholder.

As a homogeneous measurement of risk, economic capital can explain the risk distribution throughout the Group, putting in a comparable metric different activities and types of risk.

The economic capital requirement at the end of 2015 was EUR 71,671 million compared with the available economical capital base of EUR 92,377 million, imply the existence of a capital surplus of EUR 20,706 million.

The table below sets out the available economic capital:

■ Table 44. Available economic capital

    Millions of Euros

	Dec-15	Dec-14
Net capital and issue premium	52,004	44,851
Reserves and Retained earnings	49,673	46,227
valuation adjustments	(15,448)	(11,429)
Minority interests	6,148	4,131
AVAILABLE ECONOMIC CAPITAL	92,377	83,780
Economic Capital required	71,671	69,278
Capital surplus	20,706	14.502

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The main difference with the regulatory CET1 comes from the treatment of goodwill and other intangibles, which we consider as another capital requirement instead of a deduction from the available capital.

The distribution of economic capital needs by type of risk at the end of 2015 is shown in the following chart:

The table below sets out Grupo Santander’s distribution of economic capital needs by geographic areas, and types of risk in these areas, at the end of 2015:

The distribution of economic capital among the main business areas reflects the diversified nature of the Group’s business and risk. Continental Europe represents 25% of the capital, Latin America (including Brazil) 20%, the UK 11% and the US 9%.

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Outside the operating areas, the corporate centre assumes, principally, the risk from goodwill and that arising from exposure to structural exchange rate risk (risk arising from maintaining stakes in subsidiaries abroad denominated in currencies other than the Euro).

The benefit of diversification contemplated in the economic capital model, including both the intra-risk diversification (equivalent to geographic) as well as inter-risks, amounted to approximately 30%.

Rorac and value creation

Grupo Santander has been using Rorac methodology in its credit risk management since 1993 in order to:

•	Calculate the consumption of economic capital and its returns for the Group’s business units, as well as segments, portfolios and customers, in order to facilitate optimum assignation of economic capital.

•	Budgeting of the capital consumption and Rorac of the Group’s business units.

•	Analysis and price fixing in the decision-taking process for operations (admission) and clients (monitoring).

Rorac methodology compares, on a like-for-like basis, the return on operations, customers, portfolios and businesses, identifying those that obtain a risk-adjusted return higher than the cost of the Group’s capital. This aligns risk and business management and maximises the creation of value, the ultimate aim of the Group’s senior management.

The Group regularly assesses the level and evolution of value creation (VC) and the risk-adjusted return (Rorac) of the Group and its main business units. The VC is the profit generated above the economic capital (EC) cost employed, and is calculated as follows:

VC = profit – (average EC x cost of capital)

The profit used is obtained by making the necessary adjustments to the accounting profit so as to extract just the recurrent profit that each unit generates in the exercise of its activity.

The minimum return on capital that an operation must attain is determined by the cost of capital, which is the minimum compensation required by shareholders. It is calculated objectively by adding the premium that shareholders demand for investing in the Group to the risk-free return. This premium depends essentially on the degree of volatility in the price of Grupo Santander’s share in relation to the market’s performance. The cost of capital in 2015 applied to the Group’s various units was XX%. As well as reviewing every year the cost of the Group’s capital, in a parallel way and for the purposes of internal management, the cost of capital for each business unit is also estimated, taking into account the specific features of each market. Thus, in accordance with the philosophy of subsidiaries autonomous in capital and liquidity, an appraisal is conducted to ascertain whether each business is capable of generating value individually.

A positive return from an operation or portfolio means it is contributing to the Group’s profits, but it is only creating value for the shareholder when that return exceeds the cost of capital.

The performance of the business units in 2015 in value creation varied. The Group’s results, and thus the Rorac figures and value creation, are conditioned by the different evolution of the economic cycle in the Group’s units.

The creation of value and the Rorac for the Group’s main business areas are shown below:

■ Table 45. Rorac and value creation

    Millions of Euros

	Dec-15		Dec-14
		Value		Value
Main segments	RORAC	creation	RORAC	creation
Continental Europe	13.9%	883	13.6%	358
UK	22.5%	1,065	20.4%	634
Latin America	33.8%	2,746	29.7%	2,401
US	13.4%	308	19.5%	412

TOTAL BUSINESS UNITS	20.2%	5,001	20.4%	3,805

4.7.1. Capital planning and stress tests

Stress tests on capital have assumed particular importance as a tool for dynamically evaluating the risks and solvency of banks. A new model of evaluation, based on a forward-looking approach, is becoming a key element for analysing the solvency of banks.

It is a forward-looking assessment, based on macroeconomic as well as idiosyncratic scenarios of little probability but still plausible. To that end, it is necessary to have robust planning models, capable of transferring the impact defined in projected scenarios to the different elements that influence a bank’s solvency.

The ultimate objective of the stress capital exercises is to carry out a full assessment of the risks and solvency of banks, which enables possible capital requirements to be calculated in case they are needed because of banks’ failure, in order to meet the capital goals set, both regulatory and internally.

Internally, Grupo Santander has defined a process of capital stress and planning, not only to respond to the various regulatory exercises, but also as a key tool within the bank’s management and strategy.

The goal of the internal stress and capital planning process is to ensure sufficient current and future capital, even in adverse though plausible economic scenarios. Based on the Group’s initial situation (defined by its financial statements, capital base, risk parameters and regulatory ratios), the results are estimated for different business environments (including severe recessions as well as “normal” macroeconomic situations), and the Group’s solvency ratios are obtained generally for over a three-year period.

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This process provides a comprehensive view of the Group for the time frame analysed and in each of the scenarios defined. It incorporates the metrics of regulatory capital, economic capital and available capital.

The structure of the process is shown below:

The recently presented structure facilitates achieving the ultimate objective of capital planning, by making it an element of strategic importance for the Group that:

•	Ensures the solvency of current and future capital, including in adverse economic scenarios.

•	Enables comprehensive management of capital and incorporates an analysis of the specific impacts, facilitating their integration into the Group’s strategic planning.

•	Enables a more efficient use of capital.

•	Supports the design of the Group’s capital management strategy.

•	Facilitates communication with the market and supervisors.

In addition, the whole process is developed with the maximum involvement of senior management and its close supervision, under a framework that ensures the governance is the most suitable and all elements configuring it are subject to adequate levels of challenge, review and analysis.

One of the key elements in capital stress and planning analysis exercises, due to their particular importance in forecasting the income statement under defined stress scenarios, consists of calculating the provisions needed under these scenarios, mainly those to cover losses in the credit portfolio. Grupo Santander uses a methodology that ensures there is, at all times, a level of provisions that covers all the projected credit losses for its internal models of expected loss, based on the parameters of exposure at default (EAD), probability of default (PD) and loss given default (LGD).

This methodology is widely accepted and is similar to that used in previous stress exercises (for example, the EBA stress exercises in 2011 and 2014 and the health check on the Spanish banking sector in 2012).

Lastly, the capital planning and stress analysis process culminates with the analysis of solvency under the various scenarios designed, over a defined time frame, in order to assess the sufficiency of capital and ensure that the Group fulfils both the capital goals defined internally as well as all the local regulatory requirements.

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In the event capital goals are not met, an action plan will be prepared, setting out the measures needed to be able to attain the desired minimum capital. These measures are analysed and quantified as part of the internal exercises, although it is not necessary to put them into force as Santander exceeds the minimum capital thresholds.

This internal process of capital stress and planning is conducted transversally throughout the Group, not only at the consolidated level, but also locally in the Group’s units. These units use the capital stress and planning process as an internal management tool and to respond to their local regulatory requirements.

Throughout the recent economic crisis, Grupo Santander was subject to five stress tests, which demonstrated its strength and solvency in the most extreme and severe macroeconomic scenarios. Drawing mainly from the Group’s business model and geographic diversification, all of these tests demonstrated that Grupo Santander will continue to generate profits for its shareholders and comply with the most demanding regulatory requirements.

In the first test (CEBS 2010), the Group had the lowest impact on its solvency ratio, except for those banks that benefited from not distributing a dividend.

In the second test, carried out by the EBA in 2011, Santander was not only among the small group of banks that improved its solvency in the stress scenario, but also the one with the highest level of profits.

In the stress exercises conducted by Oliver Wyman on Spanish banks in 2012 (top-down and then bottom-up), Grupo Santander again showed its strength to face the most extreme economic scenarios with full solvency. It was the only bank that improved its core capital ratio, with a surplus of more than EUR 25,000 million over the minimum requirement.

In the latest stress test carried out in 2014 by the European Central Bank, in conjunction with the European Banking Authority, Grupo Santander had the lowest impact from the adverse scenario among its international peers (EUR 20,000 million capital surplus above the minimum requirement).

These results show, once again, that Grupo Santander’s business model enables it to weather easily even the most severe international crises.

As mentioned above, in addition to the regulatory stress tests, since 2008, the Group conducts annually internal resilience exercises, within its capital self-assessment process (Pillar II). All of these exercises demonstrated Grupo Santander’s capacity to overcome the most difficult scenarios, both globally as well as in the main countries in which it operates.

2015 EBA transparency exercise

In 2015, the European Banking Authority carried out its transparency exercise, publishing information on risk-weighted assets, capital positions, solvency and details of sovereign positions at December 2014 and June 2015, for 105 banks from 21 European countries, covering 67% of all European banking system assets. The purpose of the exercise was to promote transparency and a greater understanding of capital positions and solvency of European banks, thereby fostering market discipline and financial stability in the Union. The results determine the comfortable capital position and solvency of Grupo Santander, which leads its peers in many of the key metrics.

2016 EBA stress tests

During 2015, the EBA, in collaboration with the ECB, will carry out new stress tests on European banks, in order to verify whether they meet the prevailing capital adequacy and solvency requirements, even under severe macroeconomic scenarios. A total of 53 EU banks will participate in the tests, representing over 70% of the banking system assets of each EU Member State plus Norway. The tests will also help compare the resilience of the banks analysed.

In November 2015, the EBA released the draft stress test methodology, describing how banks should calculate the impact of the defined scenarios. As a new feature, this stress test is designed to form part of the supervisory review and evaluation process (SREP) to be carried out by the competent authorities in 2016.

The test should be performed with 2015 year-end data. The tests will be launched in late February 2016, when the EBA will publish the definitive methodology and macroeconomic scenarios. The results will be published in the third quarter of 2016.

As on previous occasions, the tests will cover both a baseline scenario and an adverse scenario, envisaging the period from 2016 to 2018. The tests will be carried out assuming a static balance sheet.

With respect to risk coverage, entities are required to stress their credit risk, including securitisation, market risk, counterparty credit risk and operational risk, comprising conduct risk.

Banks are also required to forecast the effect of the scenarios on net interest income and to stress income statement items and equity items not covered by other types of risk.

In contrast to the EBA’s 2014 stress tests, minimum capital thresholds have not been defined. However, the test results will be used as part of the ECB’s supervisory review and evaluation process, and the impact of the exercise in terms of CET1, Tier 1 capital and total Tier capital will be published.

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The ECB’s supervisory review and evaluation process is the new supervisory model developed by the ECB for evaluating the entities. The EBA’s 2016 stress tests, together with the internal ICAAP exercise for each entity, play a relevant role in evaluating capital adequacy.

4.8. Recovery & resolution plans

In 2015, the Bank prepared the sixth version of its corporate recovery plan, the most important part of which envisages the measures available to emerge on its own from a very severe crisis.

This plan was initially prepared at the behest of the European Central Bank, which has become the main supervisor of Grupo Santander (mandate assigned under the Single Supervisory. Mechanism, which came into force on 4 November, 2014), on the basis of regulations applicable in the European Union1. The Plan also considers the non-binding recommendations made in this area by international bodies such as the Financial Stability Board - FSB)2.

As with the previous versions from 2010 to 2014, the Group presented the plan to the relevant authorities (for the first time, to the ECB in December, unlike in other years when it was submitted to the Bank of Spain) for it to be assessed in the first half of 2016.

This plan comprises of the corporate plan (covering to Grupo Santander) and the individual plans for the main local units (United Kingdom, Brazil, Mexico, US, Germany, Argentina, Chile, Poland and Portugal), thereby meeting the commitment made by the Bank with the authorities in 2010. It is important to note the cases of the countries referred to above belonging to the European Union, where, apart from the fact that they are mandatory as the form part of the corporate plan, they also need to be completely developed due to regulatory initiatives arising from the transposition of Directive 2014/59/EU (European Union Crisis Management Directive) to their local legislations.

During 2015, the Group has adapted the plan structure and content to the new international guidelines, taking advantage to introduce improvements concerning potential crisis situation in the governance chapters (these improvements largely concern the indicators structure and the general crisis situation governance) and in strategic analysis.

The Group’s senior management is fully involved in preparing and regularly monitoring the content of the plans, through specific committees of a technical nature, as well as monitoring at the institutional level which guarantee that the content and structure of the documents are adapted to local and international regulations in crisis management, which have been in continuous development for the last years.

The board of directors is responsible for approving the corporate plan, once the plan’s content and data have been previously submitted and discussed in the bank’s main management and control committees (executive committee, risk, supervision, regulation and compliance committee, executive risk committee, capital committee). The individual plans are approved by the local bodies and always in coordination with the Group, as these plans must be part of the corporate plan.

During 2016, the Group will continue to introduce improvements in the recovery plans, seeking to adopt developments in this domain which are observed in the market, as well as those necessary to fully adapt the local plans structure to the new European corporate framework, taking into account any restrictions arising from local authorities.

Regarding resolution plans, the authorities which take part in the Crisis Management Group (CMG) have adopted a common approach on the strategy to follow for the Group’s resolution plan that, given the legal and business structure with which Santander operates, corresponds to the so called multiple point of entry (MPE); they have signed the cooperation agreement on resolution (COAG); and have developed the first resolution plans. The corporate plan was analysed in a meeting of the Crisis Management Group held on 3 December. The Group continues to cooperate with the competent authorities in the preparation of resolution plans, providing all the information that the authorities might require.

As a case apart, in the US resolution plans are the responsibility of the banks themselves. The Group has presented the third version of the local resolution plans (one for all of the Group’s activities in the US, in line with the Federal Reserve’s regulations, and the other only covering Santander Bank, as the deposit-taking institution subject to the regulations of the Federal Deposit Insurance Corporation (FDIC).

4.9. Equity investments and capital instruments not included in the trading book

This section provides definitions of investments in associates and available-for-sale equity instruments, as well as the accounting policies and valuation methods applied to them. In addition, data accounting for any amounts of such capital instruments not included in the trading book are provided.

Investments in associates are those over which the Group exercises significant influence, but not control or joint control. This capacity is usually observed with 20% or more of the voting power of the investee.

Equity instruments classified as available for sale are capital instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as financial assets/liabilities held for trading or other financial assets at fair value through profit or loss.

Investments in associates are accounted by its cost and are periodically tested for impairment.

1.	Fundamentally, Directive 2014/59/UE (the ‘European Union Crisis Management Directive’); recovery regulatory implementations by the EBA in force (EBA/RTS/2014/11; EBA/GL/2014/06; EBA/GL/2015/02); EBA technical recommendation to the Commission regarding the identification of core business lines and critical functions (EBA/ op/2015/05); EBA regulatory developments pending approval (EBA/CP/2015/01 on ITS resolution item templates); EBA regulatory developments which do not directly concern recovery but with important implications (EBA/GL/2015/03 on early warning triggers); local regulation of Spain: Credit entities and investment service firms recovery and resolution Act 11/2015.

2.	FSB Key Attributes of Effective Resolution Regimes for Financial Institutions (15 October 2014, following the update of the first publication in October 2011).

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Capital instruments classified as available-for-sale assets are measured and recorded at fair value, with changes in fair value being recognised in equity under valuation adjustments, unless there is evidence of impairment, in which case the impairment loss would be recognised in the income statement.

Capital instruments whose fair value cannot be reliably measured are carried at acquisition cost, less any impairment losses.

■ Table 46. Available-for-sale capital instruments

    Thousands of Euros

	31 Dec. 2015
	Carrying value	Fair value*	Valuation adjustment
Quoted	1,117,349	1,117,349	491,860
Investment funds	628,238	628,238	41,946
Unquoted	2,426,779	639,534	420,378

TOTAL	4,172,366	2,385,121	954,184

*	Not included AFS assets valued at cost of EUR 1,787 millions.

Note: Most of the unlisted positions are sufficiently diversified.

■ Table 47. Available-for-sale capital instruments.

    Consolidated gross valuation adjustments

    Thousands of Euros

31 Dec. 2015
Prior-year balance	734,008
Revaluation gains and losses	238,648
Amounts transferred to income:	-18,473
Of which, from sales	-129,781
Of which, from impairment	111,309

Current-year balance	954,183

With regard to the holdings valued by the equity method at end FY 2015, the amounts in associated and multigroup companies are €1,626 million and €524 million respectively.

There are also investments in Group entities totalling €3,282 million which in the public perimeter are consolidated using the full consolidation method.

These investments are tested for impairment at regular intervals. No evidence of significant impairment was found during 2015.

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5. Risks

5.1. Corporate principles of risk management and control

Grupo Santander has set itself the target of achieving excellence in risk management. Throughout its 150 year history, risk management has always been a priority for the Group. In 2015, major progress has been made to anticipate and to meet the big challenges faced against a constantly shifting economic, social and regulatory background.

This means that the risk function is now more crucial than ever for Grupo Santander, as it enables it to be a solid, secure and sustainable bank.

Grupo Santander is focused on building the future through a forward-looking management of all risks, while safeguarding the present through a robust control environment. Thus, its policy is that the risks function is based on the following pillars, which are aligned with Grupo Santander’s strategy and business model, that take on board the recommendations of supervisory bodies, regulators and best market practices:

1. The business strategy is defined by the risk appetite. The board of Grupo Santander determines the quantity and type of risk it considers reasonable to assume in the execution of its business strategy and to create targets that are objective, comparable and consistent with the risk appetite for each key activity.

2. All risks have to be managed by the units which generate them using advanced models and tools and integrated in the different businesses. Grupo Santander is promoting advanced risk management using models and innovative metrics, and also a control, reporting and escalation framework in order to pinpoint and manage risks from different standpoints.

3. The forward-looking approach for all risk types must be part of the risk identification, assessment and management processes.

4. The independence of the risk function encompasses all risks and provides an appropriate separation between the risk generating units and units responsible for controlling these risks. It implies that the risk function should also have sufficient authority and direct access to management and governance bodies which are responsible for establishing and overseeing risk strategy and policies.

5. Risk management has to have the best processes and infrastructures. Grupo Santander aims to be a benchmark model in developing risk management support infrastructure and processes.

6. A risk culture which is integrated throughout the organisation, composed of a series of attitudes, values, skills and guidelines for action to cope with all risks. Grupo Santander believes that advanced risk management cannot be achieved without a strong and steadfast risk culture which is found in each and every one of its activities.

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5.2 Map of risks

Identifying and evaluating all risks is a corner stone for controlling and managing risks. The risks map covers the main risk categories in which Grupo Santander has its most significant exposures, current and/or potential, facilitating this identification.

The first level includes the following risks:

Financial risks

•	Credit risk: risk of loss derived from non-compliance with contractual obligations agreed in financial transactions.

•	Market risk: that incurred as a result of the possibility of changes in market factors that affect the value of positions in the trading book.

•	Liquidity risk: risk of not complying with payment obligations on time or doing so with an excessive cost.

•	Structural and capital risks: risk occasioned in the management of the various balance sheet items, including those concerning sufficient equity levels and those resulting from insurance and pension activities.

Non-financial risks

•	Operational risk: risk of losses resulting from inadequate or failed processes, people and internal systems, or from external events.

•	Conduct risk: risk caused by inadequate practices in the Bank’s relationships with its customers, the treatment and products offered and their adequacy for each specific customer.

•	Compliance and legal risk: risk owing to the breach of the legal framework, norms or regulators’ and supervisors’ requirements.

Transversal risks

•	Model risk: consists of losses arising from decisions mainly based on results of models, due to errors in the design, application or usage of such models.
•	Reputational risk: risk of damages to the way the bank is perceived by public opinion, but its clients, investors or any other interested party.

•	Strategic risk: risk that results are significantly removed from the entity’s strategy or business plan due to changes in the general rules of business and risks associated to strategic decisions. It includes the risk of badly implementing decisions or the lack of response capacity to changes in the business environment.

All risk should be referenced to the basic risk categories established in the Risk Map, in order to organise its management, control and related information.

5.3. Corporate governance of the risk function

In 2015, governance of the risk function was updated and reinforced, by including the best international practices, in order to strengthen the Group’s corporate governance. The responsibilities of the different committees have been defined more clearly, separating risk decision-making and management units which take part in business functions from those responsible for risk control.

The governance of the risk function should safeguard adequate and efficient decision-taking and the effective control of risks, and ensure that they are managed in accordance with the risk appetite defined by the Group’s Top Management and by the units, if applicable.

For this purpose, the following principles are established:

•	Segregation between risk decision-taking and control.

•	Stepping up the responsibility of risk generating functions in the decision making process.

•	Ensuring that all risks decisions have a formal approval process.

•	Ensuring an aggregate overview of all risk types.

•	Bolstering the risk control committees.

•	Maintaining a simple committees structure.

5.3.1. Lines of defence

Banco Santander’s management and control model is based on three lines of defence.

The business functions or activities that create exposure to a risk are the first line of defence. The acceptance or generation of risk in the first line of defence should be adjusted to appetite and the limits defined. In order to tend to this function, the first line of defence must have the resources to identify, measure, manage and report the risks assumed.

The second line of defence consists of the risk control and oversight function and by the compliance function. This line vouches for effective control of the risks and ensures they are managed in accordance with the level of risk appetite defined.

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Internal audit is the third line of defence and as the last layer of control in the Group regularly assesses the policies, methods and procedures to ensure they are adequate and are being implemented effectively.

There is a sufficient degree of segregation between the risk control function, the compliance function and the internal audit function, and also between them and other functions which control or supervise them, to ensure that their functions are performed and that they have access to the board of directors and/or its committees through their heads.

5.3.2. Risk comittees structure

Ultimately, the board of directors is responsible for risk control and management, and, in particularly, for setting the risk appetite for the Group, and it can delegate its powers to committees. The board uses the risk supervision, regulation and compliance committee, as an independent risk control and oversight committee. The executive committee of the Group also pays special attention to managing the Group’s risks.

The following bodies form the highest level of risk governance.

Bodies for independent control

Risk supervision, regulation and compliance committee (Board Risk Committee, BRC):

The purpose of this committee is to assist the board in the sphere of risk supervision and control, define the Group’s risk policies, relations with the supervisory authorities and matters of regulation and compliance, sustainability and corporate governance.

It is made up of external non-executive directors (mostly independent ones) and is chaired by an independent director.

The functions of the board risk committee are:

•	Support and advise the board in defining and assessing the risk policies that affect the Group and in determining the risk propensity and risk strategy.

•	Provide assistance to the board for overseeing implementation of the risk strategy and its alignment with strategic commercial plans.

•	Systematically review the exposures with the main clients, economic sectors, geographic areas and types of risk.

•	Know about and assess management tools, ideas for improvement, the progress in projects and any other relevant activity relating to risk control over the course of time, including the internal risk model policy and its internal validation.

•	Support and advise the board as regards supervisors and regulators in the various countries where the Group operates.

•	Oversee compliance with the general code of conduct, of the anti-money laundering and combating terrorism financing manuals and procedures, and, in general, for the rules of governance and the Company’s compliance programme, and make proposals necessary for improvement. In particular, it is the committee’s responsibility to receive information and, where necessary, issue reports on the disciplinary measures for senior management.
•	Supervise the Group’s policy and rules of governance and compliance and, in particular, adopt the actions and measures that results from the reports or the inspection measures of the administrative authorities of supervision and control.

•	Monitor and assess the proposed regulations and regulatory developments that result from their implementation and the possible consequences for the Group.

Risk control committee (RCC):

This collegiate body is responsible for the effective control of risks, ensuring they are managed in accordance with the level of risk appetite approved by the board, permanently adopting an all-inclusive overview of all the risks included in the general risk framework. This duty implies identifying and tracking both current and emerging risks, and gauging their impact on the Group’s risk profile.

This committee is chaired by the CRO of the Group and is made up of Bank senior management. The risk function, which chairs the committee, and the compliance, financial accounting and control and risk control are represented, at least. The CROs of local entities will take part in the committee meetings on a regular basis in order to report on the risk profile of the different interiorised, as well as other tasks.

The risk control committee reports to the board risk committee and assists it in its function of supporting the board.

Decision making bodies

Executive risk committee (ERC):

This collegiate body is responsible for risk management, due to the powers assigned to it by the board of directors, and, within its field of action and decision making, it addresses all matters relating to risks.

It takes part in risk decision making at the highest level, ensuring that risk decisions are within the limits set out in the Group’s risk appetite, and it reports its activity to the board or its committees whenever it is required to do so.

This committee is chaired by an executive vice president of the board, and includes the chief executive officer, executive directors, and other directors of the entity. The risk function, financial function and compliance function, inter alia, are represented. The CRO of the Group has a right to veto the decisions taken by this committee.

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5.3.3. Estructural organisation of the risk function

The Group Chief Risk Officer (GCRO) is responsible for the risk function and reports to the Bank’s executive vice-chairman, who is a member of the board of directors and chairman of the executive risk committee.

The GCRO advises and challenges the executive line and also reports independently in the risk, regulatory and compliance committee and to the board.

Advanced risk management has a holistic and forward-looking approach to risks, based on intensive use of models, designed to build up a solid control environment while also complying with the regulator’s and supervisor’s requirements.

The risk management and control model is structured on the following pillars:

•	Coordination of the relationship between the local units and the Corporation, assessing the effective deployment of the risk management and control framework in each unit and ensuring they are aligned to achieve strategic risk targets.

•	Enterprise Wide Risk Management (EWRM) provides a consolidated oversight of all risks to the senior management and the Group’s governance bodies, and the development of the risk appetite and the risk identification and assessment exercise. It also develops risks relations with supervisors and regulators.

•	Control of financial, non-financial and transversal risks (see the map of risks in section 5.2. Map of risks), verifying that management and exposure by type of risk is in line with what senior management establishes.

•	Development within the scope of risk of the policy, methodologies, scenario analyses, stress tests and data infrastructure, and robust risk governance

5.3.4. The Group’s relationship with subsidiaries in risk management

Regarding the alignment of units with the corporation

The management and control model shares, in all the Group’s units, basic principles via corporate frameworks. These frameworks are established by the Group, and the local units adhere to them through their respective boards of directors, shaping the relations between the subsidiaries and the Group, including the role played by the latter in taking important decisions by validating them.

Over and above these principles and basics, each unit adapts its risk management to its local reality, in accordance with corporate frameworks and reference documents provided by the Corporation, so creating a recognisable risk management model in Grupo Santander.

One of the strengths of this model is the adoption of the best practices developed in each of the units and markets in which the Group operates. The corporate risk divisions act as centralisers and conveyors of these practices.

Furthermore, Grupo Santander-Subsidiary Governance Model and good governance practices establishes regular interaction and functional reporting by each local CRO to the GCRO, and also stipulates that the Group must take part in the process of appointing, setting targets, assessment and remuneration of those local CRO, all in order to ensure risks are adequately managed in the Group.

Regarding the structure of committees

The Group-Subsidiaries Governance Model and good governance practices for subsidiaries recommends that each subsidiary should have a statutory risk committee and also an executive risk committee, chaired by the CEO, in keeping with the best corporate governance practices, and homogeneous to those already in place in the Group.

The governance bodies of the subsidiary entities are structured in accordance with the local regulatory and legal requirements and the dimension and complexity of each subsidiary, being coherent with those of the parent company, as established in the internal governance framework, thereby facilitating communication, reporting and effective control.

The administration bodies of the subsidiaries, in accordance with the internal governance framework established in the Group, will define their own model of risk powers (quantitative and qualitative). These local models of assigning powers must follow the principles contained in the reference models and frameworks developed at the corporate level.

Given its capacity of comprehensive (enterprise wide) and aggregated vision of all risks, the Corporation will exercise a role of validation and questioning of the operations and management policies in the various units, insofar as they affect the Group’s risk profile.

5.3.5. Risk Data Aggregation & Risk Reporting Framework

In recent years, the Group has developed and implemented the necessary structural and operating improvements to reinforce and consolidate enterprise wide risk, based on complete, precise and regular data. This allows the Group’s senior management to assess risk and act accordingly.

Against this background, Santander believes that regulatory requirements are aligned with the strategic risk transformation plan, and hence at the current date the Group complies with the standards set forth in the BCBS 239 regulation. The core aim of this project, which was launched in early 2015 and which has been successfully completed in 2015, was to ensure that the risk data reported to senior management will include the basic principles of Risk Data Aggregation (RDA).

Risks reports contain appropriate balance between data, analysis and qualitative comments, include forward-looking measures, risk appetite data, limits and emerging risks, and are distributed in due time and form to the senior management.

In the field of governance, the risk data and information quality committee was set up, and will be responsible for applying measures decided by the board in this area; a common data management methodology was also implemented using the pertinent models, procedures and guidelines.

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The Group is equipped with a common reporting taxonomy which covers all the significant risk areas within the organisation, and which is in keeping with the Group’s size, risk profile and activity.

The senior management receives the following reports to ensure adequate risk management and decision making:

•	Group risks report

•	Risk factor reports:

•	Credit risk.

•	Market and structural risks.

•	Operational risk.

•	Capital.

•	Commercialisation compliance.

•	Regulatory compliance.

•	Anti-money laundering (AML).

•	Non-prudential risk (SAC).

•	Risk units of each unit

Important technological developments have been implemented, allowing the Group to improve data aggregation capacities in a complete, exact, reliable and traceable way. The data throughout the Group (enterprise wide) is limited to a defined data taxonomy which is registered in a single data dictionary which is accessed by authorised bank risks personnel.

One of Grupo Santander’s commitments is to introduce new technologies to enhance data use, management and analysis. All these questions are addressed in pluri-annual plans adapted to the real situation of the Corporation and the geographies in which we operate.

5.3.6. Analysis of scenarios Banco Santander conducts advanced management of risks by analysing the impact that different scenarios could provoke on the environment in which the Bank operates. These scenarios are expressed both in terms of macroeconomic variables as well as other variables that affect management.

Analysis of scenarios is a very useful tool for senior management as it enables the Bank’s resistance to stressed environments or scenarios to be tested, as well as put into effect measures to reduce the Bank’s risk profile to these scenarios. The objective is to maximise the stability of the income statement and the levels of capital and liquidity.

This forward looking vision has helped Santander to remain among the select group of international banks that throughout the crisis generated profits and maintained its dividend policy.

The robustness and consistency of the exercises of scenario analysis are based on three pillars:

•	Developing mathematical models that estimate the future evolution of metrics (for example, credit losses), based on both historic information (internal of the Bank and external of the market), as well as simulation models.

•	Including the expert judgement and know-how of portfolios, questioning and backtesting the result of the models.
•	The backtesting of the result of the models against the observed data, ensuring that the results are adequate.

Uses of analysis of scenarios

•	Regulatory uses: scenario stress tests are performed using the guidelines set by the European regulator or each one of the national regulators who oversee the Bank’s activity.

•	Internal exercises of self-assessment of capital (ICAAP) or liquidity (ILAAP) in which while the regulator can impose certain requirements, the Bank develops its own methodology to assess its capital and liquidity levels in the face of different stress scenarios. These tools enable capital and liquidity management to be planned.

•	Risk appetite. Contains stressed metrics on which maximum levels of losses (or minimum of liquidity) are established that the Bank does not want to exceed. These exercises are related to those of the capital and liquidity, although they have different frequencies and present different granularity levels. The Bank continues to work to improve the use of analysis of scenarios in risk appetite and ensure an adequate relation of these metrics with those used in daily risk management. For more detail see sections B.3.1. Risk appetite and structure of limits from Annual Report and chapter 9 Liquidity risk and funding of this Report.

•	Daily risk management. Analysis of scenarios is used in processes for budgeting processes and strategic planning, in the generation of commercial policies of risk admission, in the global analysis of risks by senior management or in specific analysis on the profile of activities or portfolios. Further details are provided in the sections on credit risk (section 6.1.2. Planning (Strategic commercial plan), market risk (8.2.4. Analysis of scenarios) and liquidity risk (9.2.2. Balance sheet analysis and measurement of liquidity risk).

Scenario analysis project in the Advanced Risk Management programme

The scenario analysis project has been added to the other initiatives which form part of the Advanced Risk Management (ARM) programme, with the aim of improving management through metrics and advanced models. This project is divided into four core areas:

•	Tool for analysing scenarios: installation of an advanced tool for estimating losses with greater soundness and computerisation of information handling, with the capacity to aggregate various types of risk and with an environment of multi user execution.

•	Governance: review of the framework of governance of the exercises of scenario analysis in order to adjust to their growing importance, greater regulatory pressure and best market practices.

•	Methodology: preparing plans to develop statistical stress models which have sufficient precision and granularity to meet requirements, not only of current regulation and supervision, but also to improve predictive risk capacity in accordance with advanced management.

•	Processes and procedures: continuous self-assessment exercises and improvement plans to evolve processes in the context of advanced scenario analysis management.

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5.3.7. Emerging Risks

The banking sector currently has to face new a plethora of new risk of different nature and sizes. By identifying and monitoring these emerging risks, the Group can adopt a forward-looking approach to risk management, enabling the senior management to deploy action plans to address detected threats and also to adapt the Group’s risk appetite accordingly. The Group uses the Risk Identification and Assessment (RIA) exercise, referred to above, to pinpoint and assess these risks. The most important risks are as follows:

Macroeconomic environment: the main sources of macroeconomic uncertainty which could impact Banco Santander’s business activity in the coming year are as follows:

•	The sustained low interest rate environment in Europe.

•	The impact which divergent monetary policies could have on the different economies, with potential implications regarding exchange rates and financial stability due to:

•	The increase in interest rates in the United States and how quickly the increases are applied (flight to quality).

•	Extensions of the quantitative easing programme by the ECB, and

•	Monetary expansion in China and Japan.

•	Possible liquidity stresses on markets.

•	The adjustment in the Chinese economy and its productive model.

•	Changes in commodity prices and their impact on both emerging markets and developed economies.

•	The decline in Brazil’s economic and fiscal situation

Banco Santander’s business model, based on geographic diversification and a customer-focused bank, leads to more stable results even in periods of macroeconomic uncertainty, ensuring a medium-low profile.

Competitive setting: the financial industry faces the challenge of adapting the way it does business to customers’ new needs. Digital transformation is a key factor for the future of the financial sector. New competitors have sprung up through this transformation: financial start-ups, large technological companies, etc., which are making inroads into different segments of the financial sector, Banco Santander has identified and assessed this risk in its business and so has managed to turn this threat into an opportunity. Innovation and digital transformation are one of the cornerstones of our business model: A number of different initiatives have been launched: investments through Santander InnoVentures in start-ups such as MyCheck, iZettle, Cyanogen, etc., alliances with business schools, progress in use of big date techniques, etc.

Another factor to be considered is that part of financial activity, and thus also its risks, has been shifted towards entities which are subject to less regulation: what is known as shadow banking. Supervision and regulation of this type of banking has to be reinforced in order to safeguard the solvency of the financial system and to allay possible knock-on effects to the rest of the sector, thereby ensuring a competitive environment with a level playing field.

Regulatory environment: the financial crisis is the root cause of the speedy action taken by authorities to implement regulatory proposals in recent years. Entities have had to cope with substantial implementation and compliance costs due to this shifting background and the increasingly more demanding requirements, and as a result ROE has been considerably reduced.

2016 is expected to be an important year in which the Basel Committee on Banking Supervision will complete its tasks aimed at creating a more simple, comparable and risk-sensitive prudential framework. Having already completed the treatment of market risks, we expect to have finished reviewing credit risk, operational risks and IRB models by the end of the year. A hybrid approach - in which internal models can be used, but with limitations - is expected.

In Europe, the final agreement regarding the structural reform proposal (segregation of wholesale and retail activities) is still to be resolved, due to a lack of consensus about the supervisor’s role and the degree of discretionality/automatism in applying this measure. In the area of retail financial services, the European Commission wants to analyse what restrictions are in place that would impede the development of a single common market. In 2016, we also expect to make progress in national transpositions of the Markets in Financial Instruments Directive (MIFID II) and the Payment Accounts Directive.

For the financial industry, it is crucial to have a stable and enduring regulatory framework, allowing banks to make valid mid-term strategies, and to constantly as the global impact of that framework so as to ensure a healthy balance between financial stability and economic growth. The regulatory proposals described above, together with recent proposals for new banking taxes (in the UK and Poland), some of which are still being discussed, such as the European Financial Transaction Tax, are causing further uncertainty.

Geopolitical backdrop: instability in international relationships, which a priori affects the volatility of financial variables and which can affect the real economy, gives rise to geopolitical risk. Evidently, the main sources of instability as we look towards the future are the debate in the UK on whether to remain in the EU (Brexit), the economic cycle in Spain, the Russia-Ukraine crisis, conflicts in the Middle East, the refugee crisis and international terrorism. Yet again, balanced geographical diversification between developed and emerging allays the possible impact of the stresses triggered by this kind of risk.

Lastly, concerning non-financial risks, the number of cybersecurity incidents which affect all sectors, including the financial sector, is steadily on the rise. In view of the importance and possible impact of this type of risk, the Bank continues to apply preventive measures so as to be ready to deal with any kinds of incidents of this nature.

These types of measures are outlined in section 10.4. Mitigation measures of Operational risk.

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6. Credit and dilution risk

6.1. General aspects

Credit risk arises from the possibility of losses stemming from clients or counterparties failing to meet their financial obligations with the Group.

Segmentation, in terms of credit risk management, is based on the distinction between three different types of customers:

•	The segment of individuals includes all natural persons, except those with a business activity. This segment, in turn, is divided into sub-segments by income levels, which enables risk management adjusted to the type of client.

•	The segment of SMEs, companies and institutions includes legal and natural persons with business activity. It also includes public sector activities in general and non-profit making private sector entities.

•	The segment of global wholesale banking – SGCB – consists of corporate clients, financial institutions and sovereigns, which comprise a closed list revised annually. This list is determined on the basis of a full analysis of the company (business, countries where it operates, types of product used, volume of revenues it represents for the Bank, length of client relationship etc.).

The following chart shows the distribution of credit risk based on the management model:

Grupo Santander’s risk profile is mainly attached to the retail market, accounting for 84% of the total risk generated by the retail banking business.

For any additional information please see section D1.1 from the Annual Report

Credit risk cycle

The process of credit risk management consists of identifying, analysing, controlling and deciding on the risks incurred by the Group in its operations. The parties involved in this process are/include the business units, the senior management and the risk units

The board and the executive risk committee participate in the process, which establishes risk policies and procedures, limits and delegation of powers, and endorses and supervises the framework for the risk function.

The risk cycle has three phases: pre-sale, sale and post-sale. The process is constantly revised, incorporating the results and conclusions of the after-sale phase to the study of risk and pre-sale planning.

6.1.1. Study of risk and credit classification process

Risk study consists of analysing the client’s ability to meet its contractual obligations with the Bank and other creditors. This entails analysing the client’s credit quality, risk operations, solvency and profitability to be obtained according to the risk undertaken.

To this end, the Group has been using models for assigning solvency ratings since 1993. These mechanisms are used in the wholesale segment (Sovereign, Financial Institutions and Corporate Banking), as well as the other companies and institutions in this category.

The rating is the result of a quantitative model based on balance sheet ratios or macroeconomic variables, along with the expert advice of the analyst.

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The ratings given to customers are regularly reviewed, incorporating the latest available financial information and experience in the development of banking relations. The regularity of the reviews increases in the case of customers who reach certain levels in the automatic warning systems and in those classified as special watch. The rating tools themselves are also reviewed in order to fine-tune the ratings they generate.

While ratings are used for wholesale and other corporates and institutions, scoring techniques are mainly used in the case of individuals and smaller companies, which automatically assess customers in terms of decision-making, as explained in the section ‘decisions on operations.’

6.1.2. Planning (Strategic Commercial Plan)

The purpose of this phase is to limit efficiently and comprehensively the risk levels assumed by the Group.

The credit risk planning process serves to set the budgets and limits at portfolio level. Planning is articulated via the Strategic Commercial Plan, ensuring the conjunction of the business plan, the credit policy on the basis of the risk appetite and of the necessary resources to achieve it. It is therefore a joint initiative between the commercial division and the risk division, and is not only a management tool, but also a teamwork approach

The head risk committee at each entity takes charge of authorisation and monitoring. Validation and monitoring is handled at the corporate level.

The Strategic Commercial Plans enable to draw a map of all Group lending portfolios.

Analysis of scenarios

As mentioned in the B3.3 section from the Annual Report, analysis of credit risk scenarios enables senior management to better understand the portfolio’s evolution in the face of market conditions and changes in the environment. It is a key tool for assessing the sufficiency of the provisions made and the capital in stress scenarios.

These exercises are carried out for all the Group’s relevant portfolios and are articulated as follows:

•	Defining reference scenarios (at both the global level as well as for each of the Group’s units).

•	Determining the value of risk parameters (probability of default, loss at default) for different scenarios.

•	Estimating the expected loss associated with each of the scenarios considered, and other relevant credit risk metrics arising from the parameters obtained (default, provision, ratios ,etc.).

•	Analysis of the evolution of the credit risk profile at the portfolio, segment, unit and Group levels for different scenarios and compared to previous years.

The simulation models employed by the Group use data from a complete economic cycle in order to calibrate the performance of risk factors in accordance with changes to macroeconomic variables. These models are submitted to backtesting processes and regular fine-tuning in order to guarantee they reflect correctly the relationship between macroeconomic variables and risk parameters.

The process is rounded off with controls and contrasts to ensure the proper metrics and calculations are employed.

The projections of the risk and loss parameters, normally with a time frame of three years, are executed under various economic scenarios which include the main macroeconomic variables (GDP, unemployment rate, house prices, inflation etc.).

The economic scenarios defined are based on different levels of stress, from the baseline or most probable scenario to stress scenarios which, although unlikely, are possible.

These scenarios are defined by Grupo Santander’s research department in coordination with each unit, using the figures published by the main international institutions as a reference.

A global adverse scenario (stress) is defined describing a world crisis situation and the way it would affect each of the countries in which Grupo Santander operates. In addition, a local stress scenario is defined which affects in an isolated manner some of the main units and with a greater degree of stress than the global stress scenario.

The process is carried out within a corporate governance framework in accordance with its increasing importance and best market practices, to furnish information to the Group’s senior management to enable them to make decisions.

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6.1.3. Setting limits / pre-classifications

The planning and setting of limits is conducted via documents agreed between the business and risk areas, and approved by the executive risk committee or committees delegated by it. These ones set out the expected results of business, in terms of risk and return, as well as the limits to which this activity is subject to and management of the associated group/client risks.

At the same time, in the wholesale sphere and the rest of companies and institutions, analysis is conducted at the client level. When certain circumstances concur, the client is assigned an individual limit (pre-classification).

In this way, a pre-classification model based on a system for measuring and monitoring economic capital is used for large corporate groups. The result of pre-classification is the maximum risk level that a client or group can undertake in terms of amounts or maturity. A more streamlined version of pre-classifications is used for those companies which meet certain requirements (high knowledge, rating etc.).

6.1.4. Decision on operations

The sales phase consists of the decision-taking process which analyses and resolves operations. Approval of the risk unit is a prior requirement before contracting any risk operation. This process must take into account the policies defined for approving operations and take into consideration both the risk appetite as well as those elements of the operation that are relevant in the search for the right balance between risk and profitability.

In the sphere of individual clients, businesses and SMEs with low turnover, the administration of large volumes of credit operations, with the use of automatic decision models, will be facilitated for classifying the client/operation binomial. Lending is classified into homogeneous risk groups, on the basis of information related to the characteristics of the operation and its holder. These models are used in banking with individuals, businesses and standardised SMEs.

As already indicated, the prior phase of setting limits can follow two different paths, giving rise to different types of decisions in the sphere of companies:

•	Automatically verifying if there is capacity for the proposed operation (in terms of amount, product, maturity and other conditions) within the limits authorised under the framework of pre-classification. This process is generally applied to corporate pre-classifications.

•	Requiring the authorisation of the analyst although/ even if the operation meets the amount, maturity and other conditions set in the pre-classified limit. This process applies to the pre-classification of companies under individualised management of retail banking.

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6.1.5. Monitoring / Anticipation

Monitoring is a continuous process of constant observation, which allows changes that could affect the credit quality of clients to be detected early on, in order to take measures to correct the deviations that impact negatively.

Monitoring is based on segmentation of customers, and is carried out by special local and global risk teams, supplemented by internal audit. In the standardised model, this function is carried out with models to assess client behaviour.

The function consists, among other tasks, of identifying and tracking clients under special watch, reviewing ratings and continuous monitoring of indicators of standardised clients.

The system known as companies in special watch (FEVE) identifies four levels on the basis of the degree of concern arising from the circumstances observed (extinguish, secure, reduce, monitor). The inclusion of a company in FEVE does not mean there have been defaults, but rather that it is advisable to adopt a specific policy toward that company and establish the person responsible and the time frame. FEVE clients are reviewed at least every six months, and every quarter for the most serious cases. A company can end up in special watch as a result of monitoring, a review conducted by internal audit, a decision by the person responsible for the company or the activation of the system established for automatic warnings.

Ratings are reviewed at least every year, but if weaknesses are detected, or depending on the rating, the review is conducted more regularly.

As regards the risks of individual clients, businesses, and SMEs with a low turnover, the main indicators are monitored in order to detect shifts in the performance of the loan portfolio with respect to the forecasts made in the credit management programmes.

6.1.6. Measurement and control

As well as monitoring clients’ credit quality, Grupo Santander establishes the control procedures needed to analyse the current credit risk profile and its evolution, through different credit risk phases.

The function is carried out by assessing the risks from various perspectives that complement one another, establishing the main elements as control by countries, business areas, management models, products etc., facilitating early detection of points requiring specific attention, as well as preparing action plans to correct any impairments.

Two types of analysis are used for each element of control:

1.- Quantitative and qualitative analysis of the portfolio

Analysis of the portfolio controls, permanently and systematically, the evolution of risk with respect to budgets, limits and standards of reference, assessing the impacts of future situations, exogenous situations and those arising from strategic decisions. This quantitative and qualitative analysis of the portfolio allows to establish measures that put the profile and volume of the risks portfolio within the parameters set by the Group.

In the credit risk control phase, among others, beyond the traditional metrics, the following ones are used:

•	Expected loss (EL). Expected loss is the estimate of the economic loss that would occur during the next year of the portfolio existing at a given moment.

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It is one more cost of activity, and must impact on the price of operations. Its calculation is mainly based on three parameters:

•	Exposure at Default (EaD): maximum amount that could be lost as a result of a default.

•	Probability of Default (PD): the probability of a client’s default during the year.

•	Loss Given Default (LGD): this reflects the percentage of exposure that could not be recovered in the event of a default. It is calculated by discounting at the time of the default the amounts recovered during the whole recovery process and this figure is then compared in percentage terms with the amount owed by the client at that moment.

Other relevant aspects regarding the risk of operations are covered, such as quantification of off-balance sheet exposures or the expected percentage of recoveries, related to the guarantees associated with the operation, as well as other issues such as the type of product, maturity, etc.

•	Capital: the risk parameters also enable economic and regulatory capital to be calculated. The integration in management of the metrics of capital is vital for rationale its use.

For any further detail, please refer to chapter D8 from the Annual Report.

2.- Evaluation of the control processes

Evaluation of the control processes includes systematic and regular revision of the procedures and methodology used throughout the credit risk cycle, in order to guarantees their effectiveness and validity.

In 2006, within the corporate framework established in the Group for compliance with the Sarbanes-Oxley Act, a corporate tool was established in the Group’s intranet to document and certificate all the sub-processes, operational risks and controls that mitigate them. Every year the risk division assesses the efficiency of internal control of its activities.

The function of comprehensive control and internal validation of risks, as part of its mission of supervising the quality of the Group’s risk management, guarantees that the management and control systems of the different risks inherent in its activity fulfil the most demanding requirements and the best practices observed in industry and/or required by regulators. In addition, internal audit is responsible for ensuring that the policies, methods and procedures are adequate, effectively implemented and regularly reviewed.

6.1.7. Concentration risk

Concentration risk control is an essential part of risk management. The Group monitors the concentration of its credit risk portfolios along various relevant dimensions: country, sector and customer group.

The board assesses risk appetite to determine maximum levels of concentration, as explained in section B3.1 from the Annual Report on risk appetite and the structure of limits. In line with risk appetite, the board risk committee establishes risk policies and reviews exposure limits to ensure that credit portfolio concentration is managed appropriately.

The Group is subject to regulation governing particularly high risks as set out in chapter four of the CRR (Regulation (EU) No 575/2013), whereby an institution’s exposure to a customer or a group of inter-related customers is considered a ‘large exposure’ if it is equal to or greater than 10% of its eligible capital. In addition, in order to limit large exposures, no institution may undertake an exposure to any single customer or group of connected customers whose value exceeds 25% of the institution’s eligible capital, after taking into account the effect of the credit risk reduction laid down in the standard.

In December 2015, after applying risk mitigation techniques and large exposure rules, all the declared groups are below 4.9% of regulatory own funds, except for two entities, one EU central counterparty, which has 7.3% and one corporate UE group with 6.8%.

Regulatory credit exposure to the 20 largest groups among the large exposures accounted for 5.8% of outstanding credit risk to customers (investment plus signature risk). As regards the regulatory credit exposure to financial institutions (IFIs), the top 10 IFIs represent EUR 19,119 million.

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6.1.8. Recovery management

Recovery activity is a significant element in the Bank’s risk management. This function is carried out by the area charged with recovering and cleaning up assets, which defines a global strategy and a focus on recovery management.

The Group has a corporate management model that sets the guidelines and general lines of action to be applied in the various countries, taking into account at all times the local particularities that the recovery activity requires (economic environment, business model or a mixture of both). The Recovery Areas are business divisions that directly manage clients; the corporate model thus has a business focus, whose creation of value on a sustained basis is based on effective and efficient collection management, whether by regularisation of balances pending payment or by total recovery.

The recovery management model requires adequate coordination of all the management areas (recovery business, commercial business, technology and operations, human resources and risks). It is subject to constant review and continuous improvement in the processes and management methodology that sustain it, through applying the best practices carried through in the various countries.

In order to conduct recovery management properly, it is carried out in four phases: irregularity or early non-payment, recovery of non-performing loans, recovery of write-offs and management of foreclosed assets. In fact, the recovery function begins before the first non-payment when the client shows signs of impairment, and ends when the debt has been paid or regularised. The function aims to anticipate non-compliance and is focused on preventive management.

The current macroeconomic environment directly impacts the non-payment index and customers’ bad loans. The quality of portfolios is thus fundamental for the development and growth of our businesses in different countries. Debt reimbursement and recovery functions are given a special and continuous focus, in order to ensure that this quality always remains within the expected levels.

The diverse characteristics of our clients make segmentation necessary for proper management of recovery. En masse management of large groups of clients with similar profiles and products is conducted through processes with a high technology component, while personalised management focuses on customers that, because of their profile, require a specific manager and more individualised management.

Recovery activity has been aligned with the social and economic reality of various countries and different risk management mechanisms, with suitable prudence criteria, have been used on the basis of their age, guarantees and conditions, always at least guaranteeing the required classification and provisions.

Particular emphasis in the recovery function is placed on management of the aforementioned mechanisms for early management, in line with corporate policies, taking account of the various local realities and closely tracking productions, stocks and performance. These policies are renewed and regularly adopted in order to reflect both the better management practices as well as the regulatory changes applied.

As well as measures focused on adapting operations to the client’s payment capacity, another salient feature is recovery management seeking non-judicial solutions for advance payment of debts.

One of the ways to recover debt from clients that have suffered a severe impairment of their repayment capacity is repossession (judicial or in lieu of payment) of the real estate assets that serve as guarantees on the loans. In countries with a high exposure to real estate risk, such as Spain, there are very efficient sales management instruments which enable recovery to be maximised and stock on the balance sheet to be reduced at a much faster pace than other banks.

6.1.9. Accounting definitions and policies

This section includes definitions of accounting concepts and descriptions of accounting policies relating to data presented later in this document.

The Group has policies, methods and procedures to ensure that credit risk is covered. These policies, methods and procedures are applied when approving, analysing and documenting debt instruments and contingent liabilities and commitments, when testing for impairment, and when calculating the amounts needed to cover the associated credit risk.

In its coverages for credit risk losses, the Group makes the following distinction:

a. Specific coverages:

Coverages for debt instruments that are not measured at fair value through profit or loss and that are classified as doubtful are generally recognised in accordance with the criteria set out below.

•	Assets classified as doubtful due to counterparty arrears: debt instruments, whoever the obligor and whatever the guarantee or collateral, with amounts more than three months past due, will be assessed individually, taking into account the age of the past-due amounts, the guarantees or collateral provided and the financial situation of the counterparty and guarantors.

•	Assets classified as doubtful for other reasons than counterparty arrears: debt instruments which cannot be classified as doubtful due to arrears, but for which there are reasonable doubts, as to the borrower’s ability to pay in accordance with the contractual terms, are assessed individually, and an coverage is recognised equal to the difference between the carrying amount of the assets and the present value of their estimated future cash flows.

b.	Coverages for inherent losses:In addition to these specific coverages, the Group creates coverages for the inherent losses on debt instruments not measured at fair value through profit or loss and on contingent liabilities classified as standard risk.

Based on its experience and the available information on the Spanish banking industry, the Bank of Spain has defined various categories of debt instruments and contingent liabilities recognised in Spanish credit institutions or relating to transactions performed on behalf of Spanish residents and recognised in the accounting records of foreign subsidiaries, setting a range of required provisions for each category.

c. Country risk coverage:

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Country risk is understood as the risk associated with counterparties resident in a particular country due to circumstances other than normal commercial risk (sovereign risk, transfer risk and risks arising from international financial activity).

Based on each country’s economic performance, political situation, regulatory and institutional framework, and payment capacity and record, the Group classifies all transactions entered into with third parties, in six groups ranging from group 1 (transactions with ultimate obligors resident in European Union countries, Switzerland, the United States, Canada, Japan, Australia and New Zealand) to group 6 (transactions that are unlikely to be recovered due to circumstances attributable to the country), assigning a percentage credit loss coverage to each group in accordance with the above analyses. However, because of the Group’s size and its proactive management of country risk exposures, country risk loss coverages are an insignificant portion of total credit loss coverages. Nevertheless, provision coverage of the Group’s loan losses must also comply with IFRS. The Group therefore compares the loan loss coverages determined as described above with those obtained from the internal models used for the calculation of loan loss coverage, so as to confirm that there are no material differences.

Impairment losses on debt instruments not measured at fair value through profit or loss and contingent liabilities are determined by the Group’s internal models, taking account of historical loss experience and other known circumstances at the time of the assessment. For these purposes, credit impairment losses are losses incurred at the date of the financial statements, calculated using statistical procedures.

The amount of an impairment loss incurred on a debt instrument measured at amortised cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows, and is presented as a decrease in the carrying amount of the asset it serves to adjust. When estimating the future cash flows of debt instruments, the following points are considered:

•	All the amounts that are expected to be received over the remaining life of the instrument, including, where applicable, any amounts received from collateral (less costs to foreclose and sell). The impairment loss is calculated taking into account the likelihood of collecting accrued unpaid interest due;

•	The different types of risk to which each instrument is subject; and

•	The circumstances in which the amounts are likely to be received.

These cash flows are then discounted using the instrument’s effective interest rate (if the contractual rate is fixed) or the effective contractual rate at the discount date (if the rate is variable).

Incurred loss is the expected cost of the credit risk of a transaction to be incurred within one year of the balance sheet date, , considering the characteristics of the counterparty, and the guarantees and collateral associated with the transaction.

The incurred loss is calculated by multiplying three factors: exposure at default, probability of default and loss given default.

These parameters are also used for the calculation of economic capital and Basel II regulatory capital under internal models.

•	Exposure at default (EAD) is the amount of the exposure to the counterparty at the time of default.

•	Probability of default (PD) is the likelihood that the counterparty will fail to meet its obligation to pay principal and/or interest. The probability of default is associated with the rating or score of each counterparty or transaction.

For the purposes of the calculation of incurred loss, PD is calculated over a one-year horizon. In other words, PD is a measure of the likelihood that the counterparty will default the following year due to an event that has already occurred at the date of analysis. The definition of default used is the one that includes loans that are 90 days or more past due, and loans that are not past due but where the solvency of the counterparty is in doubt (loans considered doubtful for subjective reasons).

•	Loss given default (LGD) is the loss actually incurred when an obligor defaults on a loan. It depends mainly on the ability to demand additional collateral and the future cash flows that are expected to be recovered.

Incurred loss is calculated taking into account not only all the above but also the cyclical fit of the above factors (PD and LGD), considering historical experience and other specific data reflecting current conditions.

The incurred credit risk loss estimated using the Group’s internal models at 31 December 2015 is not materially different from the loan loss provisions determined in accordance with Bank of Spain requirements.

6.1.10. Restructuring policies

Restructuring of portfolios refers to Group risk management for transactions, in relation to which customers have or may have financial difficulties in meeting their payment obligations under the current contractual conditions, and thus the transaction has been modified, cancelled and/or another transaction has been set up.

Grupo Santander has a detailed policy for restructuring customer debts to be used as a benchmark for local transpositions of all banks forming part of the Group, applying the principles established in Bank of Spain Circular 6/2012 and the technical criteria published by the European Banking Authority in 2014, and implementing them in a more granular fashion in accordance with the impairment situation of customers.

The policy establishes stringent prudential criteria to assess these risks.

•	The practice must be used sparingly in order to avoid any courses of action that acknowledge the impairment.

•	The main concern must be recovery of the amounts outstanding, with acknowledgement of any sums considered irretrievable as soon as possible.

•	There must be a focus on maintaining any existing collateral, which should be increased if possible. Not only can effective collateral be used to mitigate severity, but also to reduce the likelihood of default.

•	This practice must not entail the approval of any additional funding, nor may it be employed to refinance the debts of other entities, or be used as a cross-selling instrument.

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•	An assessment must be performed of all the alternatives to restructuring and its impact, in a bid to ensure that the outcome of the process is preferable to the results that would be obtained if it were not carried through.

•	In order to classify restructured transactions, more stringent criteria are applied for prudential assurance that the customer’s ability to pay will be restored, from the time of restructuring, over an appropriate period.

•	Additionally, for customers that have been assigned a risk analyst, an individual analysis of each case is particularly important, so that it can be properly identified and subsequently classified and monitored, with the proper provision made.

A number of criteria are also established for the purposes of determining the scope of transactions considered to be restructuring processes, defining a detailed set of objective indicators to identify situations of financial difficulties which could materilally affect to the attention to the payment of the obligations.

This means that any transactions not classified as doubtful when restructuring commences are generally considered to be beset with financial difficulties if at that date they have been in default for more than one month. If there is no default, or default has not been in place for more than one month, other indicators are taken into consideration. The main indicators are as follows:

•	Transactions with customers who are already experiencing difficulties with other operations.

•	When modifications become necessary at an early stage, with no previous satisfactory experience of the customer.

•	If the necessary modifications entail the approval of special conditions, such as establishing a temporary period of grace on payment, or when the new conditions are considered more advantageous to the customer than the conditions that would have been granted on an ordinary approval.

•	Requests for reiterated modifications at unreasonable intervals.

•	In any case, when the modification has been made and any payment irregularities arise over a given period of observation, even if any other symptoms have not been detected, the transaction will be considered within the scope of restructuring processes (backtesting).

When it has been ascertained that the reasons for the modification are due to financial difficulties, for the purposes of administration two types of restructuring are considered, depending on the original management situation of the transaction: ex ante restructuring when the original transaction was in a non-doubtful situation, and ex post restructuring when it arose from a doubtful situation.

Moreover, ex post restructuring makes a distinction between treatments applicable to cases of advanced impairment, the classification criteria and requirements for which are more stringent than for other restructuring processes.

When the restructuring process has been carried out, if the transactions must continue to be classified as doubtful because at the time of the restructuring they do not meet the regulatory requirements to enable them to be reclassified in another category, they must adhere to a prudential calendar of continuous payment so that there is reasonable certainty that the ability to pay will be resumed.

If any (non-technical) payment non-compliance arises during this period, this payment calender is resumed.

After this period, depending on the situation of the customer and the characteristics of the transaction (time frame and the collateral furnished), the transaction is no longer considered doubtful, although it will continue to be subject to a test period during which a special monitoring process is carried out.

The monitoring process remains in place until a number of requirements have been met, including: a minimum period of observation, repayment of a substantial percentage of the sums outstanding, and settlement of the amounts unpaid when restructuring began.

The restructuring of a doubtful transaction continues to consider the original default dates under all circumstances, regardless of whether or not the transaction is up to date with payments as a result.

In terms of restructuring volumes, at 31 December 2015 the portfolio totalled EUR 57,895 million, as follows:

■ Table 48. Restructuring volumes*

    Millions of Euros

				% Non-
				impaired
	Non-			specific
	impaired	Impaired	Total	coverage
Institutions	802	36	838
Legal entitiesand individual entrepreneurs	11,292	14,519	25,812
Rest of individuals	23,924	7,321	31,245

TOTAL	36,018	21,877	57,895	47%

*	This information is shown according to the non-public Financial Statements

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6.2. Distribution of credit and dilution risk exposures

This section contains information on the Group’s exposures to credit and dilution risk, broken down as follows:

•	Regulatory capital calculation approach

•	Exposure category
•	Geographical area

•	Business sector

•	Residual maturity

It also contains information on defaulted exposures, impairment loss allowances, and provisions for contingent liabilities and commitments. The amounts shown in the tables in this section include the amounts for counterparty credit risk.

■ Table 49. Exposures after value adjustments and impairments

    Thousands of Euros

	31 Dec. 2015			31 Dec. 2014
Distribution of exposures	Original exposure	Valuation adjustments and impairment loss allowances	Adjusted original exposure	Adjusted original exposure
IRB approach*
Central governments and central banks	1,805,839	—	1,805,839	1,297,671
Institutions	53,579,520	—	53,579,520	58,886,482
Corporates	264,681,313	—	264,681,313	249,683,034
Retail portfolios	365,662,209	—	365,662,209	339,163,818
Mortgages	298,112,695	—	298,112,695	282,979,065
Credit cards	19,955,049	—	19,955,049	18,275,658
Other retail	47,594,465	—	47,594,465	37,909,095
Securitisation positions	6,875,113	—	6,875,113	2,704,435
Equities	4,041,165	—	4,041,165	3,988,712

Total IRB approach	696,645,159	—	696,645,159	655,724,152

From which: exposure at default	24,769,996	—	24,769,996	29,797,039
Standardised approach*
Central governments and central banks	171,403,330	-2,369	171,400,961	147,432,278
Regional governments and local authorities	2,209,092	-6,488	2,202,604	2,165,641
Public sector entities and other non-profit public institutions	7,304,038	—	7,304,038	5,808,396
Multilateral development banks	1,581,010	—	1,581,010	1,455,308
International institutions	—	—	—	69,327
Institutions	49,539,052	-10	49,539,043	40,662,728
Corporates	97,923,965	-102,398	97,821,567	94,584,381
Retail portfolios	186,006,297	-34,395	185,971,903	182,327,454
Exposures secured by real estate property	98,939,149	-35,068	98,904,081	88,605,835
Defaulted exposures	13,529,176	-7,066,371	6,462,805	12,845,749
High-risk exposures	138,810	-13,626	125,183	108,930
Covered bonds	4,059,929	—	4,059,929	3,058,168
Securitisation positions	1,373,532	—	1,330,707	2,000,675
Exposures to institutions and corporates with short-term credit ratings	59,268	—	59,268	148,838
Exposures to collective investment schemes (CIS)	1,060,480	—	1,060,480	174,939
Other exposures	98,314,559	-10,405,407	87,909,151	82,955,436

Total standardised approach	733,441,688	-17,666,132	715,732,730	664,404,083

TOTAL	1,430,086,846	-17,666,132	1,412,377,889	1,320,128,235

*	The IRB exposure is not adjusted by value adjustments.
**	The standardised exposure does not include generic provisions or country risk.

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■ Table 50. Exposures after applying conversion factors (CR4)

    Thousands of Euros

						31 Dec. 2015		31 Dec. 2014
	Exposures		Exposures
	before CCF and CRM		after CCF and CRM			RWA and %RW
Distribution of exposures	On balance	Off balance	On balance	Off balance	EAD	RWA	%RW	EAD
IRB approach
Central governments and central banks	1,603,130	202,709	2,833,166	386,077	3,219,243	845,345	26%	2,098,173
Institutions	50,755,463	2,824,058	36,464,724	3,600,590	40,065,314	9,122,817	23%	54,911,903
Corporates	166,433,423	98,247,890	162,011,513	37,329,191	199,340,703	110,793,220	56%	194,912,068
Retail portfolios	328,811,064	36,851,145	330,654,443	24,092,975	354,747,418	76,130,199	21%	329,632,688
Mortgages	281,912,088	16,200,607	283,886,458	11,273,508	295,159,965	47,636,288	16%	280,299,178
Credit cards	2,622,368	17,332,682	2,662,554	10,632,254	13,294,807	4,319,292	32%	12,416,116
Other retail	44,276,608	3,317,857	44,105,431	2,187,214	46,292,645	24,174,619	52%	36,917,394
Securitisation positions	6,875,113	—	6,875,113	—	6,875,113	1,155,921	17%	2,703,528
Equities	4,041,165	—	4,041,165	—	4,041,165	10,129,990	251%	3,988,712

TOTAL IRB APPROACH	558,519,357	138,125,802	542,880,123	65,408,833	608,288,956	208,177,492	34%	588,247,072

From which exposure at default			24,208,704	561,292	24,769,996	2,832,472	11%
Standardised approach
Central governments and central banks	170,989,706	411,255	188,623,064	82,575	188,705,639	6,533,735	3%	151,567,562
Regional governments and local authorities	2,153,374	49,230	4,141,467	3,625	4,145,092	852,883	21%	3,779,459
Public sector entities and other non-profit public institutions	7,281,890	22,149	6,834,789	5,526	6,840,315	331,941	5%	5,796,080
Multilateral development banks	1,581,010	—	1,581,010	—	1,581,010	—	—	1,372,141
International institutions	—	—	—	—	—	—	—%	69,327
Institutions	45,228,400	4,310,643	41,767,639	1,699,972	43,467,611	8,701,916	20%	34,742,950
Corporates	69,666,008	28,155,558	64,174,162	10,177,583	74,351,744	73,018,950	98%	67,904,318
Retail portfolios	119,461,519	66,510,384	115,511,245	2,759,264	118,270,509	85,730,819	72%	115,336,197
Exposures secured by real estate property	90,161,803	8,742,278	89,968,051	1,055,779	91,023,829	42,411,704	47%	81,847,331
Defaulted exposures	6,384,386	78,419	6,056,514	78,403	6,134,917	6,695,574	109%	12,845,749
High-risk exposures	125,183	—	125,183	—	125,183	187,775	150%	108,930
Covered bonds	4,059,929	—	4,059,929	—	4,059,929	405,993	10%	3,058,168
Securitisation positions	1,373,532	—	1,330,707	—	1,330,707	699,562	53%	2,000,675
Exposures to institutions and corporates with short-term credit ratings	59,268	—	624,082	—	624,082	342,353	55%	296,559
Exposures to collective investment schemes (CIS)	1,060,480	—	1,870	—	1,870	1,870	100%	10,894
Equity	4,620,443	—	4,620,443	—	4,620,443	6,377,757	138%	4,355,114
Other exposures	70,627,858	12,660,850	71,432,134	2,546,973	73,979,107	51,206,448	69%	73,131,661

TOTAL	594,834,789	120,940,766	600,852,289	18,409,700	619,261,989	283,499,282	46%	558,223,113

TOTAL	1,153,354,146	259,066,567	1,143,732,412	83,818,532	1,227,550,945	491,676,731	40%	1,146,470,185

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■ Table 51. Average exposure value

    Thousands of Euros

	31 dec. 2015	31 Dec. 2014
Distribution of exposures	Period average EAD	Period average EAD
IRB approach
Central governments and central banks	2,793,830	2,082,499
Institutions	44,769,751	54,318,114
Corporates	196,650,424	186,863,920
Retail portfolios	339,541,964	310,588,579
Mortgages	289,886,597	276,198,358
Credit cards	12,345,383	11,672,576
Other retail	37,309,985	22,717,645
Securitisation positions	4,176,235	3,698,599
Equities	3,944,815	2,333,611

Total IRB Approach	591,877,019	559,885,321

From which: exposure at default	26,051,423	31,991,699
Standardised approach
Central governments and central banks	159,196,894	148,120,772
Regional governments and local authorities	19,634,757	3,912,688
Public sector entities and other non-profit public institutions	6,340,035	4,507,190
Multilateral development banks	2,085,721	1,324,878
International institutions	—	17,332
Institutions	40,402,320	31,330,972
Corporates	74,650,410	66,849,491
Retail portfolios	118,545,853	124,392,371
Exposures secured by real estate property	88,424,590	80,494,387
Defaulted exposures	9,244,474	12,607,704
High-risk exposures	133,936	133,423
Covered bonds	3,650,510	2,804,458
Securitisation positions	1,612,495	2,037,211
Exposures to institutions and corporates with short-term credit ratings	588,152	412,872
Exposures to collective investment schemes (CIS)	1,527	177,413
Other exposures	78,994,700	69,821,038

Total standardised approach	603,506,374	548,944,199

TOTAL	1,195,383,394	1,108,829,520

Note. The average EAD has been calculated as the average of the EAD in each of the four quarters of 2015. Exposure after credit risk mitigation and after converting off-balance sheet items to credit exposures using CCFs

The average EAD of the Group is up 7.8%, mainly due to the increase in exposure in institutions, retail and other securitisation positions under the standardised approach and the increase in corporates and institutions EAD under the IRB approach. The following chart shows the Group’s exposure to credit and dilution risk by geographical area.

The chart illustrates the Group’s diversification and strong presence in three markets: Spain, United Kingdom and Brazil. The Group also has a significant presence in other areas, including Continental Europe (excluding Spain), Latin America (not including Brazil) and the United States.

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■ Table 52. Exposures by geographical area

    Thousands of Euros

							31 Dec. 2015
								Rest
					Continental			of the
Distribution of exposures	Total	Spain	UK	Brazil	Europe	Rest of Latam	US	world
IRB approach
Central governments and central banks	3,219,243	3,219,243	—	—	—	—	—	—
Institutions	40,065,314	26,481,571	9,262,644	—	1,217,048	3,104,050	—	—
Corporates	199,340,703	98,795,688	36,803,376	20,969,943	13,043,942	18,038,669	11,689,085	—
Retail portfolios	354,747,418	76,024,370	232,472,965	—	46,250,083	—	—	—
Mortgages	295,159,965	58,704,687	221,679,221	—	14,776,057	—	—	—
Credit cards	13,294,807	4,980,726	7,819,553	—	494,528	—	—	—
Other retail	46,292,645	12,338,957	2,974,191	—	30,979,497	—	—	—
Securitisation positions	6,875,113	4,230,807	1,268,439	—	1,375,867	—	—	—
Equities	4,041,165	4,041,165	—	—	—	—	—	—

Total IRB approach	608,288,956	212,792,843	279,807,424	20,969,943	61,886,940	21,142,720	11,689,085	—

From which: exposure at default	24,769,996	17,600,103	3,820,577	340,612	2,469,123	539,581	—	—
Standardised approach
Central governments and central banks	188,705,639	69,520,307	30,885,096	36,620,296	20,595,609	20,319,871	10,591,124	173,337
Regional governments and local authorities	4,145,092	243,823	255,935	8,438	1,068,011	556,807	2,012,005	72
Public sector entities and other non-profit public institutions	6,840,315	2,116	—	565,485	554,828	712,211	5,005,675	—
Multilateral development banks	1,581,010	4,019	1,563,216	—	4,165	9,611	—	—
International institutions	—	—	—	—	—	—	—	—
Institutions	43,467,611	9,197,950	4,589,770	6,892,915	4,007,157	4,670,029	14,030,934	78,855
Corporates	74,351,744	3,672,846	21,495,454	11,377,704	11,359,301	11,983,368	14,323,333	139,738
Retail portfolios	118,270,509	4,571,844	12,699,353	22,655,156	26,280,782	20,583,617	30,840,186	639,570
Exposures secured by real estate property	91,023,829	6,870,541	1,982,851	10,363,745	20,472,634	22,982,634	28,351,424	—
Defaulted exposures	6,134,917	655,133	158,121	1,373,760	1,071,250	2,030,933	844,167	1,553
High-risk exposures	125,183	21,841	64,472	—	—	15,376	20,731	2,763
Covered bonds	4,059,929	—	3,414,108	—	645,821	—	—	—
Securitisation positions	1,330,707	29,709	—	51,720	—	—	1,249,278	—
Exposures to institutions and corporates with short-term credit ratings	624,082	353	—	—	564,814	58,915	—	—
Exposures to collective investment schemes (CIS)	1,870	—	—	1,690	—	180	—	—
Equity	4,620,443	1,679,697	248,239	708,255	699,180	166,295	1,118,776	—
Other exposures	73,979,108	22,896,127	14,043,824	15,866,991	4,499,192	7,759,087	8,721,588	192,298

Total standardised approach	619,261,989	119,366,306	91,400,440	106,486,155	91,822,745	91,848,934	117,109,222	1,228,187

TOTAL	1,227,550,945	332,159,149	371,207,865	127,456,099	153,709,685	112,991,653	128,798,307	1,228,187

Note: Standardised exposure is exposure after credit risk mitigation and after converting off-balance-sheet items to credit exposures using CCFs.

The geographical distribution in standardised portfolios is concentrated mainly in Brazil and the United States. The most prominent segments are still central governments (with a strong presence in Spain, the United Kingdom and Brazil); and retail and residential mortgages, with a strong presence in the United States, Latin America (excluding Brazil) and continental Europe (excluding Spain).

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As regards the IRB portfolios, most of the exposure is concentrated in the Corporates segment in Spain and the Retail Mortgages segment in UK.

■ Table 53. Exposures by business sector

    Thousands of Euros

	31 Dec. 2015
	EAD by sector (%)
Distribution of exposures	TOTAL	Spanish public sector	Other countries public sector	Individuals	Energy	Construction	Industrial	Services	All other sectors
IRB APPROACH
Central governments and central banks	3,219,243	2.38%	10.42%	—	24.39%	8.91%	9.85%	43.46%	0.60%
Institutions	40,065,315	0.73%	2.27%	0.31%	1.28%	0.14%	2.32%	92.91%	0.04%
Corporates	199,340,702	0.27%	1.26%	0.02%	9.95%	11.38%	17.87%	51.33%	7.91%
Retail portfolios	354,747,418	0.05%	—	94.02%	0.07%	0.65%	0.66%	4.36%	0.19%
Securitisation positions	4,041,164	—	—	—	—	—	—	100.00%	—
Equities	6,875,113	—	—	—	—	—	—	100.00%	—

Total IRB approach	608,288,956	0.18%	0.62%	54.86%	3.52%	4.17%	6.45%	27.51%	2.71%

From which: exposure at default	24,769,996	0.07%	—	30.80%	1.61%	25.32%	7.75%	31.37%	3.08%
Standardised approach
Central governments and central banks	188,705,639	23.41%	76.13%	0.01%	0.01%	0.06%	0.05%	0.23%	0.09%
Regional governments and local authorities	4,145,092	58.60%	32.75%	0.33%	0.05%	0.95%	1.95%	3.18%	2.19%
Public sector entities and other non-profit public institutions	6,840,315	8.92%	91.08%	—	—	—	—	—	—
Multilateral development banks	1,581,010	—	99.14%	—	—	—	—	0.86%	—
International institutions	—	—	—	—	—	—	—	—	—
Institutions	43,467,611	—	—	8.02%	—	0.31%	0.18%	88.70%	2.79%
Corporates	74,351,744	—	0.48%	4.19%	5.54%	3.09%	15.15%	48.81%	22.73%
Retail portfolios	118,270,509	0.01%	0.01%	74.32%	0.21%	1.37%	2.40%	8.69%	13.00%
Exposures secured by real estate property	91,023,829	0.01%	0.17%	58.60%	0.52%	4.27%	2.90%	23.21%	10.33%
Defaulted exposures	6,134,917	0.09%	0.19%	46.36%	2.17%	3.98%	3.78%	15.25%	28.17%
High-risk exposures	125,183	0.07%	0.07%	53.73%	0.09%	16.88%	0.03%	—	29.14%
Covered bonds	4,059,929	—	—	—	—	—	—	100.00%	—
Securitisation positions	1,330,707	—	—	—	—	—	—	100.00%	—
Exposures to institutions and corporates with short-term credit ratings	624,082	—	—	—	—	—	—	—	100.00%
Exposures to collective investment schemes (CIS)	1,870	—	—	—	—	—	—	—	100.00%
Equity	4,620,443	—	—	—	—	—	—	100.00%	—
Other exposures	73,979,108	11.59%	0.92%	0.74%	0.05%	0.12%	0.07%	37.65%	48.86%

Total standardised approach	619,261,989	9.01%	24.87%	24.44%	0.83%	1.37%	2.80%	22.96%	13.71%

TOTAL	1,227,550,945	4.63%	12.85%	39.51%	2.16%	2.76%	4.61%	25.22%	8.26%

Note: Standardised exposure is exposure after credit risk mitigation and after converting off-balance-sheet items to credit exposures using CCFs.

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Compared to the previous year, the main change in the standardised approach is the decrease in the percent exposure to the Spanish public sector. The percentages remain relatively stable for IRB against the previous year.

■ Table 54.Exposures by residual maturity

     Thousands of Euros

	31 Dec. 2015
Distribution of exposures	TOTAL	<1 year	1-5 years	>= 5 years
IRB approach
Central governments and central banks	3,219,243	3.97%	51.66%	44.37%
Institutions	40,065,315	42.31%	38.22%	19.47%
Corporates	199,340,702	18.78%	60.43%	20.78%
Retail portfolios	354,747,418	4.94%	15.97%	79.10%
Securitisation positions	4,041,164	—	—	100.00%
Equities	6,875,113	—	4.57%	95.43%

Total IRB approach	608,288,956	11.85%	31.96%	56.19%

Standardised approach
Central governments and central banks	188,705,639	68.13%	14.03%	17.84%
Regional governments and local authorities	4,145,092	57.04%	4.55%	38.41%
Public sector entities and other non-profit public institutions	6,840,315	18.80%	2.29%	78.90%
Multilateral development banks	1,581,010	92.20%	—	7.80%
International institutions	—	—	—	—
Institutions	43,467,611	56.69%	9.79%	33.52%
Corporates	74,351,744	40.66%	46.48%	12.86%
Retail portfolios	118,270,509	31.80%	57.00%	11.20%
Exposures secured by real estate property	91,023,829	13.28%	22.63%	64.09%
Defaulted exposures	6,134,917	66.65%	13.19%	20.15%
High-risk exposures	125,183	28.30%	2.43%	69.27%
Covered bonds	4,059,929	21.66%	17.01%	61.34%
Securitisation positions	1,330,707	—	—	100.00%
Exposures to institutions and corporates with short-term credit ratings	624,082	100.00%	—	—
Exposures to collective investment schemes (CIS)	1,870	—	—	100.00%
Equities	4,620,443	8.53%	25.40%	66.06%
Other exposures	73,979,108	67.69%	13.88%	18.43%

Total standardised approach	619,261,989	47.53%	26.90%	25.57%

TOTAL	1,227,550,945	29.85%	29.41%	40.74%

Note: EAD after having applied credit risk reduction techniques and having distributed the ead by conversion factores to the undrawn exposures.

The distribution of maturities of the standardised exposure is fairly similar to the distribution in 2014, with a slight increase in transactions with maturity date greater than 5 years, to the detriment of transactions with a maturity within 1 year and between 1 to 5 years. The slight relative weight increase of transactions with maturity date greater than 5 years, is mainly explained by the growth of both institutions and guaranteed bonds segments.

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In IRB models, on the other hand, the distribution of maturities remains stable, with a slight increase in exposures with short-term maturities, to the detriment of the exposures with maturity date greater than 5 years. Most notable is the increase in the relative weight of short-term transactions in corporate and retail segments.

In the next three tables doubtful exposures details are shown by counterparty and geography, considering the corresponding losses by impairment and provisions.

■ Table 55. Doubtful assets, impairment loss allowances and provisions*

    Thousands of Euros

	Doubtful due to customer arrears	Doubtful for reasons other than customer arrears	Impairment loss allowances**	Additions to provisions in the period***
Counterparty type
Credit institutions	—	7,309	-11,747	-11,747
Public sector	—	31,520	-13,595	-13,595
Other sectors	9,723,978	17,555,718	10,977,508	10,977,508

Total	9,723,978	17,594,547	10,952,166	10,952,166

Geographical areas
Spain	6,069,847	8,693,510	1,553,417	1,553,417
European Union (except Spain)	1,501,826	4,256,304	1,059,632	1,059,632
United States of America and Puerto Rico	644,200	742,140	2,927,138	2,927,138
Rest of OECD	246,239	1,220,159	1,654,259	1,654,259
Latin America and Iberian Peninsula	1,261,866	2,645,841	3,754,200	3,754,200
Rest of world	—	36,593	3,520	3,520

Total	9,723,978	17,594,547	10,952,166	10,952,166

Generic provision	—	9,313,255	830,299	830,299
Country risk provisioin	—	23,107	-284	-284

TOTAL IMPAIRMENT LOSS ALLOWANCE	—	26,930,909	11,782,181	11,782,181

*	Impairment loss allowances: includes only the specific impairment allowance.
**	Additions to provisions in the period: includes only the specific provision.
***	The data in the table do not include the balances relating to contingent liabilities.

■ Table 56. Credit rating of assets (CR1)

    Thousands of Euros

		31 Dec. 2015
		a	b	c	d
		Gross carrying amount of		Allowances/
		Defaulted exposures	Non-defaulted exposures	Impairment	Net value (a+b-c)
1	Loans*	36,934,040	814,962,548	26,640,387	825,256,201
2	Debt securities*	217,856	121,674,533	290,522	121,601,867

3	TOTAL	37,151,896	936,637,081	26,930,909	946,858,068

4	Off-balance-sheet exposures**	949,625	39,332,802	469,964	39,812,463

*	It does not include fair value asset with P&L changes
**	Additonally there are off-balance sheet commitments, above all in credit lines (221,888 millions of euros from which 19 millions are in default).

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■ Table 57. Impairment losses on financial assets

    Thousands of Euros

	31 Dec. 2015	31 Dec. 2014
Balance at start of year	27,640,651	26,582,296
Provisions charged to the income statement	11,782,181	12,018,686
Change in the group perimeter	—	—
Impaired amounts written off against allowance	-12,403,781	-11,998,841
Exchange differences and other movements	-88,142	1,038,510

Balance at end of year	26,930,909	27,640,651

Previously written-off assets recovered in 2015 amounted to EUR 1,378 million. The evolution of the stock loan and debt securities between the current and the previous fiscal year/ year-end is presented below.

■ Table 58 Flow statement. Lending stock and debt securities in default (CR2)

1	Defaulted loans and debt securities at end of the previous financial reporting period (31 Dec. 2014)	41,486,850
2	Loans and debt securities that have defaulted since the last reporting period	7,889,150
3	Return to not-defaulted status	-12,403,781
4	Amount written off	105,716
5	Other changes	73,960

6	Defaulted loans and debt securities at end of the reporting period (1+2-3-4+-5) (31 Dec. 2015)	37,151,895

The following table gives an overview of/ details the defaulted exposures in terms of geography and time frame/scale.

■ Table 59. Non performing exposure ageing (CRBg)

    Thousands of Euros

	31 Dec. 2015
	Without due	Including due balances and impaiments
	balances or not dued till 90 days	90-180 days	180-270 days	270 days- 1 year	More than 1 year	Total
Spain	6,945,104	936,581	652,288	576,949	8,727,481	17,838,403
European Union (excluding Spain)	1,964,137	1,719,525	915,619	790,782	4,392,211	9,782,274
USA and Puerto Rico	1,310,938	135,051	58,283	29,469	257,283	1,791,024
OCDE others	721,313	894,115	232,164	193,604	1,237,291	3,278,487
Latin America (no OCDE)	1,535,600	950,842	668,697	478,899	769,279	4,403,317
Rest of the world	8,876	1,706	10	1	47,797	58,390

TOTAL	12,485,968	4,637,820	2,527,061	2,069,704	15,431,342	37,151,895

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6.3. Internal rating systems

Since 1993 the Group has been using its own internal rating and scoring models to measure the credit quality of customers and transactions. Each rating or score indicates a probability of default, measured on the basis of the Group’s historical default experience (except in the case of low default portfolios). More than 300 internal rating models are used in the Group’s credit approval and risk monitoring process.

Exposures in the Global Wholesale Banking segments, i.e. Global Corporates, sovereigns, and financial institutions, which are managed centrally at Group level in terms of rating assignment and risk monitoring, are rated using global rating tools. The rating these tools assign to each client, is obtained using an expert judgment model, based on an analyst’s opinion, supported by a quantitative or automatic module based on balance sheet ratios or macroeconomic variables.

Regarding global models, the quantitative module is calibrated using the market price of Credit Default Swaps. Implicit probability of default is extracted from the market spreads. A model is constructed that relates the market-implied probability of default (PD) extracted from the CDS spreads to country macroeconomic data or company balance sheet data. Consequently, this data can be used to estimate PD even for entities for which no liquid CDS quotes are available.

The analyst takes this information as a reference but will revise and adjust it to obtain the final rating, which therefore is decisively based on expert judgment. Occasionally, as in the case of Global Corporates, the rating is also adjusted where the company belongs to a group from which it receives explicit support.

In the case of non-standardised corporates and institutions, Santander parent Bank has established a single methodology for constructing a rating in each country. In this case the rating is determined by an automatic module which uses initial analyst input and which may or may not be supplemented at a later stage. The automatic module determines the rating in two phases: a quantitative phase and a qualitative phase. The qualitative phase is based on a corrective questionnaire, which allows the analyst to modify the automatic score by a limited number of rating points.

Customer ratings are reviewed at periodic intervals to take account of new financial information. Ratings are reviewed more frequently when certain automatic alerts are triggered, and in the case of customers placed on special watch. The rating tools themselves are also reviewed in order to fine-tune the ratings they generate.

For standardised customers, both companies and individuals, the Group has scoring tools which automatically assign a score to transactions submitted for approval.

These credit approval systems are supplemented by behavioural rating models, which provide greater predictability of the risk assumed and are used both for monitoring risk and for setting limits.

The Models’ Committee has approved the following mapping between internal ratings and probabilities of default for the global portfolios.

■ Table 60. Mapping of internal ratings to PD

Corporate		Banks		Institutions
Rating	PD	Rating	PD	Rating	PD
9.3	0.01%	9.3	0.01%	9.3	0.01%
9.2	0.01%	9.2	0.01%	9.2	0.01%
9.0	0.01%	9.0	0.01%	9.0	0.01%
8.5	0.02%	8.5	0.02%	8.5	0.02%
8.0	0.04%	8.0	0.03%	8.0	0.03%
7.5	0.07%	7.5	0.04%	7.5	0.05%
7.0	0.11%	7.0	0.07%	7.0	0.08%
6.5	0.20%	6.5	0.12%	6.5	0.13%
6.0	0.35%	6.0	0.20%	6.0	0.22%
5.5	0.60%	5.5	0.33%	5.5	0.37%
5.0	1.05%	5.0	0.56%	5.0	0.61%
4.5	1.83%	4.5	0.94%	4.5	1.01%
4.0	3.19%	4.0	1.58%	4.0	1.69%
3.5	5.57%	3.5	2.66%	3.5	2.81%
3.0	9.70%	3.0	4.46%	3.0	4.68%
2.5	16.91%	2.5	7.49%	2.5	7.80%
2.0	29.46%	2.0	12.58%	2.0	12.99%
1.5	45.00%	1.5	21.12%	1.5	21.64%
1.0	45.00%	1.0	35.47%	1.0	36.04%

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These PD are applied consistently across the Group, in line with the global management of these portfolios. As can be seen, the PD assigned to any given internal rating is not exactly the same in different portfolios. Regulatory requirements demand differentiated PD calibration.

6.4 Rating assignment and parameter estimation

Measuring the credit risk of a transaction involves calculating both the expected and the unexpected loss of the transaction. The unexpected loss is the basis for the calculation of both regulatory and economic capital and refers to a very high, albeit improbable, level of loss that is not considered a recurring cost but must be absorbed by capital. Measuring risk involves two separate steps: estimating the risk, and then assigning the credit risk parameters: PD, LGD and EAD.

PD or probability of default estimates the likelihood that a client or a contract will default within 12 months. The PD used for regulatory capital is long-term, or ‘through-the-cycle’ PD, which is not conditioned to a specific point in the cycle.

Modelling default events are based on the definition contained in Article 178 of the Capital Requirements Regulation, which considers that default is defined for a client/contract when at least one of the following circumstances arises:

•	The institution considers there is a reasonable doubt that the obligor will pay its credit obligations in full.

•	The client/contract is past due more than 90 days on any material credit obligation.

The event to be modelled in corporate portfolios is client default, whereas PD is estimated on the basis of the contract in retail portfolios.

Calculations of PD are based on the entity’s own internal experience, i.e. on past observations of defaults in ratings or scorings.

LGD or Loss Given Default is defined as the mathematical expectation of the percentage of economic loss in the event of a default event. Calculations of LGD are based on internal data concerning income and expense incurred by the institution during the recovery process once the default event has arisen, discounted at the date of commencement of default.

The LGD calculated to determine regulatory capital is ‘downturn’ LGD, i.e. considered for a worst-case scenario in the economic cycle.

In addition to the downturn LGD that will be used for normal operations, a specific loss estimate is made for operations in default, known as ELBE (‘Expected Loss Best Estimate’). This estimate attempts to provide, at any given time, the best estimate of economic loss chiefly based on the time during which the operation has been in default, considering the current economic situation.

Lastly, EAD, or exposure at default, the value of the debt at the time of default, is also calculated. For lending products or any product with no off-balance sheet amount, EAD equals the balance of the operation plus any interest accrued and not paid. For line products, however, it is necessary to estimate any future drawdowns that will arise between the present time and any future default event. It is for this reason that the CCF or Credit Conversion Factor is calculated - this produces the percentage of the balance not currently drawn down (off-balance sheet amount) that would be drawn down at the time of default.

As mentioned in the preceding paragraphs, past information on portfolios is essential for estimating regulatory parameters. The EU Regulation (UE NO 575/2013)1 stipulates that the minimum period of data to be used in estimates is five or seven years. For this reason the institution has an internal data model containing past information on portfolios, which is subject to review by the internal supervisory divisions (Validation and Audit), and by the supervisory authorities.

As already mentioned, for regulatory purposes observations of frequency of default and the associated losses must be averaged out over an entire economic cycle, in the case of PD, or represent a downturn situation in the case of LGD or EAD.

It is for this reason that recent observations are not directly comparable to regulatory parameters, and backtesting exercises should be treated with due caution. It will be observed in section 6.9 that the default frequencies recently observed are below regulatory PD in regions with growth rates above the average for the cycle. Conversely, in regions where economic growth falls short of the average, default observations may exceed regulatory PD.

Low default portfolios: Global Corporates; Banks; Nonbank Financial Institutions; and Central Governments

In some portfolios (so-called low default portfolios) there is so little default experience that alternative approaches to parameter estimation must be adopted.

Estimates of PD and LGD in low default portfolios chiefly rely on studies performed by external rating agencies, which reflect the pooled experience of the large numbers of entities and countries rated by the agencies. These databases contain in-depth historical information to help identify complete economic cycles and analyse downturn situations.

The default definition employed by the agencies is subjected to a detailed comparison against regulatory requirements and, even if this does not produce a perfect match, the process has sufficient items in common to enable it to be used.

For PD, the agencies do not directly report TTC estimates, but rather annual default observations. The observations are averaged out over an economic cycle by external ratings in order to obtain the TTC estimate. This TTC PD is associated with all counterparties with external ratings, and is used to calibrate the internal rating subsequently. Finally, the PD will not depend on the counterparty’s external rating, but on the internal rating, and may also be applicable to clients with an external rating.

The parameters estimated for global portfolios are the same for all the Group’s units. Thus, a financial institution with a rating of 8.5 will have the same PD, regardless of the unit in which the exposure is booked.

1.- Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012.

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Corporates (including SMEs, specialised lending and receivables)

For portfolios of customers that have an account manager assigned to them and sufficient experience of internal defaults, the estimation is based on the entity’s own internal experience. The PD is calculated for customers by observing new defaults in the portfolio and relating these defaults to the ratings assigned to the customers concerned. To this end, long-run observed default frequencies are calculated for a rating or a group of ratings, and are adjusted to the average PD observed for each portfolio over a complete economic cycle.

In contrast to low default portfolios, Corporates portfolios have specific rating systems in each Group unit, requiring specific PD calibrations in each case.

In Corporates portfolios, LGD is calculated based on observed recoveries of defaulted transactions. This calculation takes into account not only the cash inflows and outflows associated with the recovery process but also the timing of these flows, so as to calculate their present value, as well as the direct and indirect costs of recovery. The LGD estimates used for regulatory purposes must be downturn LGD estimates. The existence of major variables (known as ‘drivers’) is modelled to explain the emergence of different LGD for different groups of operations. The main drivers employed are the age of operations, whether or not collateral has been furnished, type of collateral, its loan-to-value etc. These explanatory variables must be of statistical significance and make good business sense. Estimated ELBE and LGD are also calculated for operations in default.

Lastly, EAD, or exposure at default, is estimated by comparing the percent utilisation of committed facilities at the time of default and in normal circumstances, in order to estimate the extent to which customers make more use of their credit facilities as they approach default. To estimate the CCF, information on past defaults is gathered from databases and the balance situation (on and off the balance sheet) is compared between the time of default and previous occasions when the downturn in customers’ credit quality had not yet been observed.

Retail portfolios

In portfolios where customers do not have an account manager assigned to them but are treated on a pooled or standardised basis, PD are also estimated based on the entity’s internal experience.

Although the data unit for assigning PD is the transaction, not the customer PD are calculated by observing new defaults and relating each new default to the score assigned to the transaction at the time of approval or, for transactions beyond a certain age, to the customer rating.

As for Corporates portfolios, LGD is calculated based on observed recovery rates, adjusted to downturn conditions. The EAD estimation is also similar to that of Corporates.

The risk parameters for retail portfolios must be estimated separately for each entity, country and segment, and need to be updated at least once a year.

The parameters are then assigned to the transactions recorded on each unit’s balance sheet, so as to calculate the expected losses and capital requirements associated with the unit’s exposure.

In the case of equity positions, the same ratings and parameters are used as described above, depending on the segment.

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The following tables show a summary of the models of parameters which are used in the different countries:

■ Table 61. Parameters of IRB models by geographical area

Global models

31 Dec. 2015
		No. of significant models
Component	Portfolio	Nº	Description	Portfolio RWA Thousands of Euros	Description of model and methodology	No. of years of loss data	Basel category	Regulatory floors applied
PD	Corporates	1	PD Corporates	45,393,127	Model which uses the equivalent agency rating and relates the internal rating with the ODF (S&P) through a regression model	22	Corporates	PD > 0.03%

	IFIs	2	- PD Banks - PD Non- bank IFIs	8,106,810	Model which uses the equivalent agency rating and relates the internal rating with the ODF (S&P) through a regression model	22	Corporates, Financial Institutions	PD > 0.03%

	Sovereign	1	- PD Sovereign	845,336	Model which uses the equivalent agency rating and relates the internal rating with the ODF (S&P) through a regression model	22	Sovereign	No

LGD	IFIs	2	- LGD Banks - LGD Non-bank IFIs	8,106,810	Models based on information from Moody’s Defaults and Recovery Database (DRD)	18	Corporates, Financial Institutions	45%

	Corporates	1	- LGD Corporates	45,393,127	Models based on information from Moody’s Defaults and Recovery Database (DRD)	18	Corporates	45%

	Sovereign	1	- LGD Sovereign	845,336	Models based on information from Moody’s Defaults and Recovery Database (DRD) Only for positions in foreign currency	18	Sovereign	No

EAD	Corporates, Non-Bank IFIs	1	EAD Corporates and non-bank IFIs	46,853,122	The drawdown of committed facilities is modelled based on internal cases of default	5	Corporates, Financial Institutions	EAD must be at least equal to the current utilisation of the balance at account level

	Project finance	1	EAD Project Finance	17,554,715	A specific level has been proposed for this portfolio in 2015	5	Specialised Lending, Sovereign	EAD must be at least equal to the current utilisation of the balance at account level

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Spanish portfolios

	31 Dec. 2015
Component	Portfolio	No. of significant models		Portfolio RWA Thousands of Euros	Description of model and methodology	No. of years of loss data	Basel category	Regulatory floors applied
		Nº	Description
PD	Non-standardised corporates	3	PD Local Corporations PD Non-standardised corporates PD Commercial real estate	25,748,210	Statistical models, based on internal default experience. Adjusted to the economic cycle	10 > 10	Corporates
	Standardised corporates	1	PD Standardised Legal Entities	2,791,511	Statistical models, based on internal default experience. Adjusted to the economic cycle	> 10	Retail - Others

	Retail mortgage	1	PD Mortgages	9,815,051	Statistical models, based on internal default experience. Adjusted to the economic cycle	> 10	Retail - Mortgages	No
	Retail non-mortgage	8	PD Loans PD Loans, ING and Other PD Auto Consultant and Other PD Overdrafts PD Credit cards	3,518,099	Statistical models, based on internal default experience. Adjusted to the economic cycle	>10	Retail - Others Retail - revolving
LGD	Non-standardised corporates	3	LGD Local Corporations LGD Non- standardised corporates LGD Commercial real estate	25,748,210	Statistical models, based on internal default experience. Adjusted to the economic cycle	8 0	Corporates	No
	Standardised corporates	1	LGD Standardised legal entities	2,791,511	Statistical models, based on internal default experience. Adjusted to the economic cycle	>10	Retail - Others	No
	Retail mortgage	1	LGD Mortgages	9,815,051	Statistical models, based on internal default experience. Adjusted to the economic cycle	>10	Retail - Mortgages	Floor of 10% at portfolio level. Not applied
	Retail non-mortgage	7	LGD Loans LGD Credit and Rest LGD Auto Consultant and Other LGD Overdrafts LGD Credit cards	3,518,099	Statistical models, based on internal default experience. Adjusted to the economic cycle	>10	Retail - Others Retail - revolving	No
EAD	Non-standardised corporates	3	EAD local corporations EAD non standardised EAD real state	25,748,210	Statistical models, based on internal default experience. Adjusted to the economic cycle	>10	Corporates	EAD must be at least equal to the current utilisation of the balance at account level
	Standardised corporates	1	EAD standardised legal entities	2,791,511	Statistical models, based on internal default experience. Adjusted to the economic cycle	>10	Retail - Others	EAD must be at least equal to the current utilisation of the balance at account level
	Retail	2	EAD credits EAD credit cards	13,333,150	Statistical models, based on internal default experience. Adjusted to the economic cycle	>10	Retail - Others Retail - revolving	EAD must be at least equal to the current utilisation of the balance at account level

Note: since 2015 autonomic communities are guaranteed by sovereigns in local currency.

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UK portfolios

	31 Dec. 2015
Component	Portfolio	No. of significant models		Portfolio RWA Thousands of Euros	Description of model and methodology	No. of years of loss data	Basel category	Regulatory floors applied
		Nº	Description
PD	Mortgages	1	Mortgages	34,466,319	Statistical model which produces a PD that is scaled to a cycle average	>10	Retail - Mortgages	PD > 0,03%
	Consumer	1	Consumer	3,268,118	Statistical model which produces a PD that is scaled to a cycle average	6 - 10	Retail - Others	PD > 0,03%
	Overdrafts	1	Overdrafts	2,923,889	Observed default rates segmented in statistical score bands, scaled to a long-term average	7 - 10	Retail - revolving	PD > 0,03%
	Social Housing	1	Social Housing	1,218,134	Expert judgment rating model	N/A Low default portfolio	Corporates	PD > 0,03%
	A&L models (FIRB)	5	- IPRE - MRA - Credit Edge - Object Finance - Project Finance	4,440,327	Statistical rating model for Corporates	>10	Corporates	PD > 0,03%
LGD	Mortgages	1	Mortgages	34,466,319	Loss estimates and write-off probability based on internal data, stressed to a downturn situation	3 - 5	Retail - Mortgages	LGD> 10% at portfolio level
	Consumer	1	Consumer	3,268,118	Loss estimates and write-off probability based on a regression, with expert judgment where appropriate	4 - 5	Retail - Others
	Overdrafts	1	Overdrafts	2,923,889	Loss estimates and write-off probability based on internal data, using a long-term average	5 - 5	Retail - revolving	No
	Social Housing	1	Social Housing	1,218,134	Estimate based on data on the realisable value of the collateral	N/A Low default portfolio	Corporates
	A&L models (FIRB)	5	- IPRE - MRA - Credit Edge - Object Finance - Project Finance	4,440,327	Foundation IRB	>10 years (only Corporates)	Corporates
EAD	Mortgages	1	Mortgages	34,466,319	Long-term CCD estimates applied to on- and off-balance sheet totals	6 - 10	Retail - Mortgages	EAD must be at least equal to the current utilisation of the balance at account level
	Consumer	1	Consumer	3,268,118	Regression model	7 - 10	Retail - Others	EAD must be at least equal to the current utilisation of the balance at account level
	Overdrafts	1	Overdrafts	2,923,889	Long-term CCD estimates applied to on- and off- balance sheet totals	8 - 10	Retail - revolving	EAD must be at least equal to the current utilisation of the balance at account level
	Social Housing	1	Social Housing	1,218,134	Estimate based on data	N/A Low default portfolio	Corporates	EAD must be at least equal to the current utilisation of the balance at account level
	A&L models (FIRB)	5	- IPRE - MRA - Credit Edge - Object Finance - Project Finance	4,440,327	Foundation IRB	>10 years (only Corporates)	Corporates	EAD must be at least equal to the current utilisation of the balance at account level

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Portuguese portfolios

	31 Dec. 2015
Component	Portfolio	No. of significant models		Portfolio RWA Thousands of Euros	Description of model and methodology	No. of years of loss data	Basel category	Regulatory floors applied
		Nº	Description
PD	Non- standardised corporates	3	- Firms - Chambers - Real estate developers	4,358,897	Statistical model, based on internal data which calibrates the scoring model, performing a cyclical adjustment	>10	Corporates	PD > 0.03%
	Standardised corporates	2	- Private individual - Legal entity	396,598	Statistical model, based on internal data which calibrates the scoring model, performing a cyclical adjustment	>10	Retail - Others	PD > 0.03%
	Retail mortgage	1	Retail mortgage	3,182,763	Statistical model, based on internal data which calibrates the scoring model, performing a cyclical adjustment	>10	Retail - Mortgages	PD > 0.03%
	Retail non-mortgage	5	- Overdrafts - Credits and Guarantees - Loans and diiscounts - Libranças - Other products	712,522	Statistical model, based on internal data which calibrates the scoring model, performing a cyclical adjustment	>10	Retail - revolving and others	PD > 0.03%
LGD	Non-standardised corporates	3	- Firms - Chambers - Real estate developers	4,358,897	Statistical model, based on internal data which calibrates the scoring model, performing a cyclical adjustment	6 - 10	Corporates	No
	Standardised corporates	2	- Private individuals - Legal entities	396,598	Statistical model, based on internal data which calibrates the scoring model, performing a cyclical adjustment	6 - 10	Retail - Others	No
	Retail mortgages	1	Retail mortgages	3,182,763	Statistical model, based on internal data which calibrates the scoring model, performing a cyclical adjustment	6 - 10	Retail - Mortgages	Floor of 10% at portfolio level. Not applied
	Retail non-mortgages	5	- Consumer - Overdrafts - Credit cards - Loans - Other products	712,522	Statistical model, based on internal data which calibrates the scoring model, performing a cyclical adjustment	6 - 10	Retail - revolving and others	No
EAD	Non-standardised corporates	3	- Firms - Chambers - Real estate developers	4,358,897	Statistical model, based on internal data which calibrates the scoring model, performing a cyclical adjustment	6 - 10	Corporates	CCF > 0
	Standardised corporates	2	- Private individuals - Legal entities	396,598	Statistical model, based on internal data which calibrates the scoring model, performing a cyclical adjustment	6 - 10	Retail - Others	CCF > 0
	Retail	4	- Loans - Overdrafts - Credit cards - Other	3,895,285	Statistical model, based on internal data which calibrates the scoring model, performing a cyclical adjustment	6 - 10	Retail - revolving and others	CCF > 0

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Mexican portfolios

	31 Dec. 2015
Component	Portfolio	No. of significant models	Portfolio RWA Thousands of Euros	Description of model and methodology	No. of years of loss data	Basel category	Regulatory floors applied
		Nº
PD	Non-standardised corporates	1	4,133,031	Statistical model, based on internal default experience. Adjusted to the economic cycle	9-10	Corporates	PD > 0.03%
	State and municipal governments and public bodies	1	429,103	Statistical model, based on internal default experience. Adjusted to the economic cycle	9-10	Institutions	PD > 0.03%
	Commercial real estate	1	792,881	Statistical model, based on internal default experience. Adjusted to the economic cycle	9-10	Corporates	PD > 0.03%
LGD	Non-standardised corporates	1	4,133,031	Statistical model, based on internal recovery data.	9-10	Corporates	No
	State and municipal governments and public bodies	1	429,103	In accordance with Appendix 18 of the current General Provisions Applicable to Credit Institutions (Single Banking Circular)	N/A*	Institutions	No
	Commercial real estate	1	792,881	Statistical model, based on internal recovery data.	9-10	Corporates	No
EAD	Non-standardised corporates, developers, state and municipal governments and public bodies	1	5,355,016	A prudential proxy has been used because the available balance in these lending operations is not recorded. Specific CCF for technical and financial guarantees and letters of credit	9-10	Corporates/ Institutions	No

*	For this portfolio default observations are not used.

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Santander Consumer Spain portfolios

	31 Dec. 2015
Component	Portfolio	No. of significant models	Portfolio RWA Thousands of Euros	Description of model and methodology	No. of years of loss data	Basel category	Regulatory floors applied
		Nº
PD	New cars	1	1,071,092	Statistical models, based on internal default experience. Adjusted to the economic cycle	7	Retail - Others	PD > 0.03%
	Secondhand cars	1	309,133	Statistical models, based on internal default experience. Adjusted to the economic cycle	7	Retail - Others	PD > 0.03%
	Consumer	1	185,236	Statistical models, based on internal default experience. Adjusted to the economic cycle	7	Retail - Others	PD > 0.03%
	Credit cards	1	630,888	Statistical models, based on internal default experience. Adjusted to the economic cycle	8	Retail - revolving	PD > 0.03%
	Non- standardised corporates	1	327,002	Statistical models, based on internal default experience. Adjusted to the economic cycle	8	Corporates	PD > 0.03%
LGD	New cars	1	1,071,092	Loss estimates based on internal data, stressed to a downturn situation	7	Retail - Others	No
	Second-hand cars	1	309,133	Loss estimates based on internal data, stressed to a downturn situation	7	Retail - Others	No
	Consumer	1	185,236	Loss estimates based on internal data, stressed to a downturn situation	7	Retail - Others	No
	Credit cards	1	630,888	Loss estimates based on internal data, stressed to a downturn situation	8	Retail - revolving	No
	Non- standardised corporates	1	327,002	Loss estimates based on internal data, stressed to a downturn situation	8	Corporates	No
EAD	Credit cards	1	630,888	CCF estimates in a downturn period applied to on- and off- balance sheet totals	8	Retail - revolving	EAD must be at least equal to the current utilisation of the balance at account level
	Non- standardised corporates	1	327,002	CCF estimates in a downturn period applied to on- and off- balance sheet totals	8	Corporates	EAD must be at least equal to the current utilisation of the balance at account level

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Santander Consumer Germany portfolios

	31 Dec. 2015
Component	Portfolio	No. of significant models		Portfolio RWA Thousands of Euros	Description of model and methodology	No. of years of loss data	Basel category	Regulatory floors applied
		Nº	Description
PD	Auto	4	- Auto Admittance and Behaviour - Motorbikes Admittance and Behaviour	4,560,354	Statistical model which produces a PD that is scaled to a cycle average	10	Retail - Others	PD > 0.03%
	Direct	6	- New faces Admittance and Behaviour - TopUp Admittance and Behaviour - Repeater Admittance and Behaviour	2,978,655	Statistical model which produces a PD that is scaled to a cycle average	10	Retail - Others	PD > 0.03%
	Consumer	2	Consumer Behaviour and Admittance	1,551,717	Statistical model which produces a PD that is scaled to a cycle average	10	Retail - Others	PD > 0.03%
	Non- standardised corporates	1		967,620	Statistical model + rating with expert judgement	10	Retail - Others	PD > 0.03%
LGD	Auto	4	- Auto Admittance and Behaviour - Motorbikes Admittance and Behaviour	4,560,354	Loss estimates based on internal data, stressed to a downturn situation	6-10	Retail - Others	No
	Direct	3	- New - Direct - Repeater	2,978,655	Loss estimates based on internal data, stressed to a downturn situation	6-10	Retail - Others	No
	Consumer	2	Consumer Behaviour and Admittance	1,551,717	Loss estimates based on internal data, stressed to a downturn situation	6-10	Retail - Others	No
	Non- standardised corporates	3	3 diferentiated according to collateral	967,620	Loss estimates based on internal data, stressed to a downturn situation	6-10	Corporates	No
EAD	Non- standardised corporates	1	Non-standardised corporates	967,620	CCF estimates in a downturn period	6-10	Corporates	No

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Nordic countries portfolios

	31 Dec. 2015
Component	Portfolio	No. of significant models	Portfolio RWA Thousands of Euros	Description of model and methodology	No. of years of loss data	Basel category	Regulatory floors applied
		Nº
PD	Auto PP Norway	1	1,102,965	Statistical model which produces a PD that is scaled to a cycle average	4.11	Retail	No
	Auto PP Sweden	1	703,208	Statistical model which produces a PD that is scaled to a cycle average	3.68	Retail	No
	Auto PP Finland	1	589,017	Statistical model which produces a PD that is scaled to a cycle average	3.57	Retail	No
LGD	Auto PP Norway	1	1,102,965	Loss estimates based on internal data, stressed to a downturn situation	4.11	Retail	No
	Auto PP Sweden	1	703,208	Loss estimates based on internal data, stressed to a downturn situation	3.68	Retail	No
	Auto PP Finland	1	589,017	Loss estimates based on internal data, stressed to a downturn situation	3.57	Retail	No
EAD	Auto PP Norway	1	1,102,965	N/A	4.11	Retail	No
	Auto PP Sweden	1	703,208	N/A	3.68	Retail	No
	Auto PP Finland	1	589,017	N/A	3.57	Retail	No

6.5. Uses of the internal parameter estimates

One major application of the PD, LGD and EAD credit risk parameters is to determine minimum capital requirements within the CRR framework.

The CRR also states that these parameters and their associated metrics, including expected and unexpected loss, are to be used not only for regulatory purposes but also for internal credit risk management.

In Grupo Santander, the internal credit risk parameter estimates are used in a variety of management tools, including pre-classifications, economic capital allocation, Rorac (return on risk-adjusted capital) calculation, stress testing, and scenario analyses, the results of which are reported to senior management through various internal committees.

The pre-classification tool is used to assign limits to customers based on their risk characteristics. Limits are set not only in terms of exposure but also in terms of economic capital, which is calculated using the credit risk parameters. Under the pre-classification policy every approved transaction ‘uses’ a certain amount of the assigned maximum exposure, depending on the transaction’s risk characteristics such as term and collateral. This system ensures that the credit approval policy remains flexible yet rigorous in terms of risk control.

Through the calculation and allocation of economic capital, all the different types of risks arising from the lending business are integrated in a single measurement, combining credit risk measurement with the measurement of other risks, including market, operational, business and on-balance sheet interest rate risk. The economic capital allocation at the business unit level provides a view of the distribution of risk by business activity and geographical area, taking the benefits of diversification into account. By relating economic capital to financial results, it is possible to calculate the risk-adjusted return (Rorac), which can be compared with the cost of capital to get an idea of how each unit contributes to the Group’s value creation.

The credit risk parameters are needed for these calculations, and although the parameter values used for economic capital purposes do not coincide exactly with those used for regulatory purposes, the estimation and allocation methodology is comparable and the same databases are used in both cases.

The use of economic capital figures in determining management compensation and setting capital and Rorac-related targets for the business units further reinforces the integration of economic capital in management.

A relationship can be established between the credit risk parameters and variables reflecting the economic situation, such as unemployment, GDP growth, interest rates, and so on. This relationship can then be used to estimate credit risk in different macroeconomic scenarios, especially in stress situations.

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6.6. Recognition of credit risk mitigation

In the regulatory capital calculation, credit risk mitigation techniques affect the value of the risk parameters used for the calculation of capital. The identification and valuation of the guarantees associated with the contracts is key, distinguishing by type of guarantee between collateral and personal guarantees. This process of mitigation is undertaken provided that the validity of the guarantee has been checked and they are considered capable of being applied. The process of mitigation is described in the following section.

Firstly, in portfolios where the PD is assigned at client level, personal guarantees are taken into account. Personal guarantees affect the PD value through substitution, in that the PD of the counterparty of the operation is replaced by the PD of the guarantor. To do this, the two Risk Weight (RWs) of the operation –that obtained from applying the PD of the client-holder and that of the guarantor– are compared. The final PD is that which generates a lower RW value.

Secondly, for all types of operation (retail and non-retail), any collateral associated with the operation is then reviewed. Under the IRB method, the presence of collateral impacts on the final value of the LGD used in the calculation of capital. Other potentially significant factors are also taken into account during this process such as product type, transaction balance, etc. In the case of mortgage collateral, the LGD of the transaction will depend on the loan-to-value (LTV) ratio, in addition to the age of the loan.

Mitigation with collateral is undertaken as a function of the part of the EAD that is covered by one or various guarantees. This means that the final LGD of the operation will be an average LGD resulting from, on the one hand, the sum of the LGD of each guarantee multiplied by the amount covered by the relevant guarantee, and the on other, the original LGD multiplied by the uncovered part of the exposure. The sum of these two products is divided by the total original exposure, resulting in the final adjusted LDG.

6.7. Control of internal rating systems

A fundamental part of the process carried out by Grupo Santander to implement advanced models entails establishing robust control and review mechanisms by the Internal Validation and Internal Audit Areas so as to effectively monitor and validate the valuation models and their integration in risk management, risk parameters, integrity and quality of information, documentation of the capital calculation process, governance, risk model, etc.

The functional segregation model applicable to the Group involves a model with different levels of control structured around three lines of defence with an organisational structure and independent, clearly defined functions: 1st line (Model Owner and Methodology), 2nd line (Model Risk, Internal Validation and Risk Control and Supervision Units) and 3rd line (Internal Audit).

This separate organisational and functional structure ensures the compliance with the regulatory requirements established in the IRB models:

a)	Existence of a strong governance model.

b)	Existence, separation and independence of the Risk Control and Supervision, Internal Validation and Internal Audit areas.

c)	Independent annual reviews by Internal Validation and Internal Audit.

d)	Communication processes with Management which ensure all associated risks are reported.

6.7.1. Internal Validation

Grupo Santander has wide experience in the use of models to help make all kinds of decisions, and risk management decisions in particular. This process comes along with solid review mechanisms; when not only methodological aspects from the specific model are evaluated, but also technological aspects are analysed, data quality, their functionality and application. Robustness, usefulness and effectiveness from the model must be validated prior to its implementation and use.

In order to run the validation process, Grupo Santander must have the ideal systems to perform reviews with coherence and exactitude. Paying special attention to achieve this goal, the entity must present a complete set of documentation where all quantitative, qualitative and internal controls are included.

Grupo Santander defines the right processes to efficiently guarantee the independence of Internal Validation in their duty to review and ensure an adequate analysis.

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The use of models helps decisions to be taken more rapidly and objectively, generally justified by exhaustive analysis of huge amounts of information, when data quality must be solid in order to implement an improvement in the models.

When models are used extensively, so-called Model Risk emerges, which is defined as a number of possible adverse impacts, including losses, produced by decisions based on erroneous models or models that have been misused.

According to this definition, the sources of Model Risk are as follows:

•	The model itself, due to the utilisation of incorrect or incomplete data, or due to the modelling method used and its implementation in systems.

•	Improper use of the model.

Grupo Santander has been working on definition, management and control of Model Risk in recent years, and achieved a qualitative leap in 2015 by creating a specific area within its Risk Division to control this type of contingency. The area encompasses the old model validation unit and a specific unit to control model risk.

The function has been deployed at the corporation and also at each of the Group’s main entities.

Among the functions of the Risk Model area, the Model Risk Management Framework was drawn up as a set of rules approved by the Regulations Committee, setting out issues concerning organisational formats, governance, management and validation of models, among other aspects.

Management and control of Model Risk is based on the life cycle of a model as defined by Grupo Santander, shown below:

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1.- Definition of standards

The Group has defined a set of standards to develop, monitor and validate its models. Any models used by the Group must meet these standards, regardless of whether they are developed internally or are acquired from third parties. The standards provide a guarantee of quality for the models used by the Group for decision-making purposes.

2.- Inventory

One key feature of proper management of Model Risk is a complete exhaustive inventory of the models used.

Grupo Santander has a centralised inventory, created on the basis of a uniform taxonomy for all models used at the various business units. The inventory contains all relevant information on each of the models, enabling all of them to be properly monitored according to their relevance. The inventory enables transversal analyses to be conducted on the information (by geographic area, types of model, importance etc.), thereby easing the task of strategic decision-making in connection with models.

3.- Planning

This phase involves all those affected by the life cycle of models - users, developers, validators, data providers, IT etc. - and draws up and establishes priorities.

Models are planned on an annual basis at each of the Group’s largest entities, approved by local governance bodies, and validated by the corporation.

4.- Compilation of information

As already mentioned, the data used to create models are a main source of Model Risk. Data must be reliable and complete, and must have sufficient historic depth to ensure that the model developed is suitable. Grupo Santander has specialist teams to provide the information used to build models, and this generally requires certification from the owners before it can be used.

5.- Development

This is the model’s construction phase, based on the needs laid down in the Models Plan and the information furnished to this end by the specialists.

Most of the models used by Grupo Santander are developed by internal methodology teams, though some models are also out-sourced from external providers. Development must meet the standards established in either case.

6.- Pre-implementation testing

When the models have been built, the developers and their owners subject them to a battery of tests to ensure that they are functioning as expected, and make any adjustments necessary to this end.

7.- Materiality

Each Group model must be associated with a level of materiality or importance, which is established by an agreement among the parties involved.

The criteria for establishing materiality are documented in a corporate policy, which is transposed and approved at each of the Group’s major entities.

Materiality determines the depth, frequency and scope of the validations and monitoring of the model, in addition to the governance bodies that must take decisions concerning the model.

Materiality constitutes basic information for proper management of Model Risk, and constitutes a field in the corporate inventory.

8.- Independent validation

Internal validation of models is not only a regulatory requirement in certain cases, but it is also a key feature for proper management and control of Grupo Santander Model Risk.

Thus a specialist unit of the Institution, reporting to the Model Risk area totally independently of both developers and users, draws up a technical opinion of the suitability of internal models to their purposes, and sets out conclusions concerning their robustness, utility and effectiveness.

At the present time internal validation covers any models used in the risk function, be they models for credit risk, market risk, structural or operational risk, economic or regulatory capital risk, models for provisions and stress test models—stress test models include models to estimate items on the institution’s balance sheet and income statement.

The scope of validation includes not only the more theoretical or methodological aspects, but also IT systems and the data quality they permit, which determines their effectiveness, and all relevant aspects of management in general (controls, reporting, uses, senior management involvement etc.).

After each model has been revised, the validation opinion is converted into a score on a scale of 1 to 5 as the model risk appraised by the internal validation team.

The function is global and corporate, in order to ensure homogeneous application. This arrangement facilitates the application of a corporate methodology, which is supported by a set of tools developed internally by Grupo Santander. These tools provide a robust corporate framework for application of the methodology in all the Group’s units, automating certain checks to ensure that reviews are conducted efficiently.

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This corporate internal validation environment at Grupo Santander is fully aligned with the internal validation criteria of advanced models produced by the financial regulators to which the Group is subject. This maintains the criterion of a separation of functions for units developing and using the models (first line of defence), internal validation units (second line of defence) and internal audit (third line of defence) as the ultimate layer of control within the Group, checking the effectiveness of the function and its compliance with internal and external policies and procedures, and commenting on its level of effective independence.

9.- Approval

Before they are rolled out and actually used, models must be submitted for approval by the proper body, in accordance with their materiality.

10.- Implementation

This is the phase during which the newly developed model is implemented in the system in which it will be used. As already mentioned, the implementation phase is another possible source of Model Risk, and it is therefore essential that implementation tests be conducted by technical units and the owners of the model to certify that it has been implemented pursuant to the methodological definition.

11.- Monitoring

A model is designed and built on the basis of certain information and circumstances, which may change over time. Models must therefore be regularly checked to ensure that they are still working properly, and adapted or redesigned if this is not the case.

The frequency and depth of monitoring is established on the basis of the models’ materiality.

12.- Management reporting

Senior management at Grupo Santander, in the various units and also at the Corporation itself, regularly monitors Model Risk in a set of reports that provide a consolidated view of the Group’s Model Risk and enable decisions to be taken in this regard.

Governance

The Model Risk Management Framework stipulates that the body taking responsibility for authorising risk management models to be used is the Models Committee. Each business unit has a Models Committee which takes responsibility for decisions concerning approval of the local usage of these models when the approval of the Corporate Models Committee has been secured. Under the current policy, all models submitted to a Models Committee must have an internal validation report.

The following table summarises the scores assigned to the credit risk models as a result of Internal Validation’s review of credit risk parameters and rating models during 2015.

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The quality of the model is summed up in a final rating, which indicates the model’s risk on the following scale:

1)	Low: The model’s performance and use are appropriate. The quality of the data used in developing the model is good. The methodology used complies with the set standards and best practices. The documentation, processes and rules in relation to the model are clear and complete. Any deficiency is immaterial and does not affect the model’s performance.

2)	Moderate-low: The model’s performance and use are appropriate. The assumptions used in developing the model are reasonable. There are aspects that need to be improved but they are not crucial or material. It is not thought that there are any problems concerning the implementation and use of the model. The benefits of any changes to the model must be considered in relation to the costs of the changes.

3)	Moderate: The model’s performance and use are appropriate. The assumptions used in developing the model are reasonable. There are aspects of the model that need to be improved. Any deficiencies should be made good in the medium term or based on a cost-benefit analysis.

4)	Moderate-high: There are deficiencies in the model’s performance or use. The model’s assumptions, the quality of the data in the development sample or the model’s predictions are questionable. It is highly advisable that certain shortcomings be remedied or plans be made to remedy them in the short term, before the model is implemented or used. Other alternatives in the development to mitigate model risk should be considered.

5)	High: The model’s performance is inadequate, the model is not being used for the purpose for which it was developed, or the model’s assumptions are incorrect. Some aspects must be corrected immediately. It is unadvisable to implement or use the model as presented.

6.7.2 Internal Audit

Internal Audit is part of the third line of defence: The analysis carried out by this independent team covers five main areas of activity:

1)	Review of compliance with both the Group and regulator’s internal governance model

2)	Integration in management and models rating. Detailed analysis on the importance of the model, valuation tools and implementation process as well as verifying the existence of procedures and compliance with rating policies.

3)	Coherence and integrity of the databases and models construction. Review of the information control environment and the correct quality and integrity of the data in Basel databases (corporate datamart).

4)	Review of the capital calculation process.

5)	Analysis of the technical aspects and IT environment applications. Examination of the different processes’ quality and environment supporting the models, as well as their involvement in management. Verification of the contingency plans to ensure strict compliance with the improvements laid down.

Once the review is finished, Internal Audit issues a report containing recommendations and observations arising from its review process, signed by the Unit and/or Areas involved, which in turn have a stipulated deadline to submit their action and resolution plans. The auditors and the areas affected will regularly monitor the fulfilment of the improvements detected. We would note that the IRB models’ review reports are submitted directly to Grupo Santander’s senior management and are available to supervisors (European Central Bank, Bank of Spain and local supervisors). Internal Audit also reports independently to Grupo Santander’s Audit Committee, a totally independent body. Finally, the Internal Audit Division is in direct contact with the supervisors, totally aside from its Risk Control and Supervision functions.

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6.8. Impairment losses: influencing factors and comparative analysis

In addition to the advanced approaches described above (details of which are given in the section on economic capital), other standard metrics are used to facilitate prudent and effective credit risk management based on historical loss experience.

The cost of credit risk in Grupo Santander is measured using various approaches: net flows into default (closing doubtful assets – opening doubtful assets + write-offs – recovered write-offs); net loan loss provisions (net specific provisions – recovered write-offs); and net write-offs (write-offs – recovered write-offs).

The three approaches measure the same concept and so converge in the long run, although they represent successive moments in the measurement of the cost of credit: flows into default (VMG), coverage of doubtful assets (net LLPs) and transfer to write-off status (net write-offs). In the longer term, there will be times in the economic cycle when the three approaches give different results, especially at the turn of a cycle. This is because of differences in the timing of the loss calculations, mainly due to accounting rules (mortgage loans, for example, have a longer coverage schedule and the transfer to write-off status is ‘slower’ than for consumer loans). The analysis may be further complicated by changes in coverage and write-off policy, portfolio composition, doubtful loans of acquired entities, changes in accounting rules, portfolio sales, etc.

The main figures for credit risk arising from business with customers are shown below:

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■ Table 62. Key figures of credit risk arising from activity with customers

	31 Dec. 2015
	Credit risk with customers[2] (million euros)			Non-performing loans (million euros)			NPL ratio (%)
	2015	2014	2013	2015	2014	2013	2015	2014	2013
Continental Europe	321,395	310,008	312,167	23,355	27,526	28,496	7.27	8.88	9.13
Spain	173,032	182,974	189,783	11,293	13,512	14,223	6.53	7.38	7.49
Santander Consumer Finance[1]	76,688	63,654	58,628	2,625	3,067	2,351	3.42	4.82	4.01
Portugal	31,922	25,588	26,810	2,380	2,275	2,177	7.46	8.89	8.12
Poland	20,951	18,920	18,101	1,319	1,405	1,419	6.30	7.42	7.84
United Kingdom	282,182	256,337	235,627	4,292	4,590	4,663	1.52	1.79	1.98
Latin America	151,302	161,974	146,956	7,512	7,767	7,342	4.96	4.79	5.00
Brazil	72,173	90,572	79,216	4,319	4,572	4,469	5.98	5.05	5.64
Mexico	32,463	27,893	24,024	1,096	1,071	878	3.38	3.84	3.66
Chile	35,213	33,514	31,645	1,980	1,999	1,872	5.62	5.97	5.91
Argentina	6,328	5,703	5,283	73	92	75	1.15	1.61	1.42
United States	90,727	76,014	44,372	1,935	1,838	1,151	2.13	2.42	2.60
Puerto Rico	3,924	3,871	4,023	273	288	253	6.96	7.45	6.29
Santander Bank	54,089	45,817	40,349	627	647	898	1.16	1.41	2.23
SC USA	28,280	22,782	—	1,034	903	—	3.66	4	—

Total Group	850,909	804,084	738,558	37,094	41,709	41,652	4.36	5.19	5.64

	Coverage ratio			Spec. provs. net of recovered			Credit cost
	(%)			write-offs[3] (million euros)			(% of risk)[4]
	2015	2014	2013	2015	2014	2013	2015	2014	2013
Continental Europe	64.2	57.2	57.3	1,975	2,880	3,603	0.68	1.01	1.23
Spain	48.1	45.5	44.0	992	1,745	2,411	0.62	1.06	1.38
Santander Consumer Finance[1]	109.1	100.1	105.3	537	544	565	0.77	0.90	0.96
Portugal	99.0	51.8	50.0	72	124	192	0.29	0.50	0.73
Poland	64.0	60.3	61.8	167	186	167	0.87	1.04	1.01
United Kingdom	38.2	41.9	41.6	107	332	580	0.03	0.14	0.24
Latin America	79.0	84.5	85.4	4,950	5,119	6,435	3.36	3.70	4.43
Brazil	83.7	95.4	95.1	3,297	3,682	4,894	4.50	4.91	6.34
Mexico	90.6	86.1	97.5	877	756	801	2.91	2.98	3.47
Chile	53.9	52.4	51.1	567	521	597	1.65	1.75	1.92
Argentina	194.2	143.3	140.4	148	121	119	2.15	2.54	2.12
United States	225.0	193.6	86.6	3,103	2,233	43	3.66	3.31	(0.00)
Puerto Rico	48.5	55.6	61.6	85	55	48	2.12	1.43	1.13
Santander Bank	114.5	109.4	93.6	64	26	(5)	0.13	0.06	(0.01)
SC USA	337.1	296.2	—	2,954	2,152	—	10.97	10.76	—

Total Group	73.1	67.2	61.7	10,108	10,562	10,863	1.25	1.43	1.53

1. SCF includes PSA in the 2015 figures.

2. Includes gross lending to customers, guarantees and documentary credits.

3. Recovered Written-Off Assets (EUR 1,375 million).

4. Cost of credit = loan-loss provisions twelve months / average lending.

NB: 2014 data have been reformulated due to the transfer of Banco Santander Internacional units and the New York branch to the US.

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At the end of 2015, credit risk with customers was 6% higher. Growth in local currency is across the board except for Spain (although customer lending in isolation actually increased slightly). The lower lending in Brazil in euros is due to the BRL’s depreciation over the course of the year.

These levels of lending, together with lower non-performing loans (NPLs) of EUR 37,094 million (-11% vs. 2014) reduced the Group’s NPL ratio to 4.36% (-83 b.p. against 2014).

For coverage of these NPLs, the Group recorded net credit losses of EUR 10,108 million (-4% vs. 2014), after deducting write-off recoveries. This fall is materialised in a fall in the cost of credit to 1.25% (18 b.p. less than in 2014).

6.9. Backtesting of IRB parameters

6.9.1 PD Backtest

The aim of the PD Backtest is to assess the suitability of the regulatory PD by comparing them with the Observed Default Frequency (ODF).

The most important of Commercial Banking’s IRB portfolios were selected:

•	Santander Spain: Corporates, Mortgages, Consumer, Cards and Business Credits to Individuals.

•	Santander Totta: Corporates and Mortgages

•	Santander UK: Personal mortgages

•	Santander Consumer Spain: Corporates, Cards, Consumer and New Car

•	Santander Consumer Germany: Dealers, Direct, Durables and Autos

•	Santander Mexico: Corporates

For each portfolio, regulatory PD buckets are established and for each of these the average PD1 assigned for regulatory capital purposes is compared with the Observed Default Frequency (ODF). To observe defaults, a sample of transactions and customers that were not in default at a reference date is selected, and the rate of new defaults among this sample over the subsequent 12-month period is observed.

The regulatory PD is a through-the-cycle (TTC) PD, i.e. a long-term average that is not tied on any particular point in the cycle. However, the default frequency is observed at a given point in time (2015). Given their different characteristics, the comparison between the two figures does not constitute a precise check on the regulatory PD, but it does serve to assess the size of the cyclical adjustment used in the calculation of TTC PD.

To complete the analysis, the observed default frequency is also compared with the point-in-time (PIT) PD, which is influenced by the cyclical situation of the observation period. This allows the slope of the PD curve to be compared with the delinquency observed in each rating category.

Most of the following charts do not show the first PD bucket. This bucket includes very high values due to the inclusion of transactions in special situations: recovery process, irregular, etc. Including these would distort the scale of the graphs, hindering a proper assessment of the better-populated PD buckets.

The charts below summarise the information for the portfolios that were analysed:

1. Simple average of the PD assigned to the customer (Portfolio Companies) or transaction (all other segments) in the same regulatory PD bucket.

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■ Corporates ODF vs PD

In Germany and Portugal present TTC PD higher than the observed new defaults.

Nevertheless, in Spanish portfolios, both in the Unit and in Santander Consumer, PD TTC is slightly inferior to the default frequencies observed in 2015, situation which is rectifying very rapidly and significantly that in the next exercise will be correctly completely, returning to levels closer to the cyclical average.

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■ Mortgages ODF vs. PD

Spain Mortgages shows a behaviour similar to that of Corporates: its ODFs are still higher than the Long-term PD, but they are converging rapidly with the cyclical averages. In Totta, this convergence appears to already have occurred, though the average levels are still some-what higher. The case of the UK is clearly the opposite. Consistent with the trends in the property market in recent years, new defaults are clearly below the cyclical average.

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■ Retail ODF vs. PD

In the consumer and card portfolios, the situation is more varied. In Spain, consumer loan ODFs are still higher than their TTC PD, as with Corporates and Mortgages, but in Cards and Self-employed Credits the situation appears to have been rectified. In Germany, the TTC PD are consistently higher than observed defaults, especially in the highest PD buckets. The same can be seen in Santander Consumer Spain, where the backtesting appears to indicate that the cyclical adjustment should be revised downwards in the coming years.

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■ Corporates ODF vs limit

Complementary to the above analyses, confidence intervals have been calculated for the PIT PD and the upper and lower limits of the forecasts have been compared with the defaults actually observed. The larger the number of transactions included, the narrower the intervals, reflecting the greater precision of the estimates.

As noted above, the highest volatility is found in the corporate portfolios, due to the relatively low number of defaults. This is reflected in the very wide confidence intervals, especially in the cases of Germany, Mexico and Santander Consumer Spain. Nevertheless, in these three cases the ODFs are very much concentrated in the centre of the confidence intervals.

In Spain and Santander Totta, narrower intervals are generated, but with greater volatility of the ODFs around the intervals, though in general they are found close to the lower limit, especially in buckets with better credit quality.

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■ Mortgages ODF vs. limit

In mortgages, the intervals are very narrow due to the high number of transactions (close to 1.4 million in the case of Santander UK). In Spain, the ODFs tend to be found at the upper limit of the confidence intervals, while in the UK they are close to the lower limit.

■ Retail ODF vs. limit

In the remaining retail portfolios, the confidence intervals are generally narrower. In SC Germany, it can be seen that the ODFs are located slightly above the upper limit in the central PD buckets, but more centred in the interval in the lower PD. Something similar is observed in the behaviour of the ODFs in the Spain loan portfolio, though in Cards the ODFs are more centred in the narrow confines of the confidence intervals. These are wider in SCS and in Santander Spain’s portfolio of credits to small businesses. In general, the wider the intervals, the more centred the ODFs, though in the case of credits to corporates there is a concentration of ODFs at the upper limit of the better credit quality intervals.

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■ Retail ODF vs. limit (continuation)

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Transparency improvement from the Basel Committee (CR9)

The above analysis may be complemented by the quantitative study suggested by the Basel Committee on Banking Supervision (BCBS) in the document entitled ‘Revised Pillar 3 disclosure requirements’, of January 2015.

This proposes that information for PD backtesting should be reported in the table CR9 format, shown below:

■ Table 63. Backtest PD by geography and portfolio (CR9)

	a	b	c	d	e	f	g	h	i
					Number of obligors			Of which:
Country	PD Range	External rating equivalent	Weighted average PD1	Arithmetic average PD by obligors[1]	End of previous year	End of the year	Defaulted obligors in the year	new defaulted obligors in the year	Average historical annual default rate
Portfolio					—	—	—	—	—
	—	—	—	—	—	—	—	—	—

The table may be interpreted with certain flexibility and the main decisions adopted in our case have been:

PD buckets. In line with the BCBS document mentioned above, in particular table CR6, the following PD intervals have been proposed1:

PD intervals	Equivalent external rating
0.15 < 0.25%	A- to BBB+
0.25 < 0.50%	BBB+ to BBB-
0.50 < 0.75%	BBB- to BB+
0.75 < 2.50%	BB+ to BB-
2.50 < 10.0%	BB- to B-
10.0 < 100%	B- to C
100% (Default)	D

For the completion of column c, an equivalence between PD and external ratings was established. On an annual basis, the group uses data from S&P2 to estimate the TTC PD associated with the external ratings. First, an economic cycle is defined and for each category of rating a long-term average (covering the whole cycle) of the annual default frequencies contained in the S&P2 report is calculated. This allows a long-term PD to be associated to each external rating.

Columns d and e contain the average regulatory PD at the date in question (December 2015), calculated by weighting by exposure (column d) and unweighted (column e). By way of example, the figures for UK mortgages are shown below.

1.	The PD figures are shown as percentages, i.e. 0.15 is actually 0.15%
2.	Specifically the document entitled ‘2014 Annual Global Corporate Default Study and Rating Transitions’

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■ Table 63. Backtest PD by geography and portfolio (CR9)

			Weighted	Arithmetic average
UK	PD Range	External rating equivalent	average PD	PD by obligors
	0 < 0.15%	AAA to A-	0.08%	0.08%
	0.15 < 0.25%	A- to BBB+	0.16%	0.15%
	0.25 < 0.50%	BBB+ to BBB-	0.34%	0.35%
Retail - Residential	0.50 < 0.75%	BBB- to BB+	0.66%	0.68%
mortgage exposures	0.75 < 2.50%	BB+ to BB-	1.34%	1.35%
	2.50 < 10.0%	BB- to B-	4.51%	4.65%
	10.0 < 100%	B- to C	32.03%	31.73%
	100% (Default)	D	100.00%	100.00%

It can be seen that there is no major difference between the average exposure-weighted PD and the simple average in each bucket, indicating that the different transactions are fairly uniform with regard to exposure. This result is quite typical of retail portfolios, but may be less so in the case of corporate portfolios, where certain borrowers may have significant exposures. Nevertheless, as can be seen in the results shown further down, neither do the corporate portfolios (of SAN Spain, Mexico and Santander Consumer) reveal appreciable differences.

The following column (f) is divided into two, which contain the number of borrowers (or transactions in the case of retail) at two different dates: December 2014 and December 2015. The intention is to detect customers/transactions migrating between PD buckets, though sometimes the migration is due more to a recalibration of regulatory models than to the dynamics of the rating system.

■ Table 63. Backtest PD by geography and portfolio (CR9)

			Number of obligors
UK	PD Range	External rating equivalent	End of previous year	End of the year
	0 < 0.15%	AAA to A-	237,261	81,788
	0.15 < 0.25%	A- to BBB+	42,286	159,967
	0.25 < 0.50%	BBB+ to BBB-	342,640	378,444
Retail - Residential	0.50 < 0.75%	BBB- to BB+	215,963	183,438
mortgage exposures	0.75 < 2.50%	BB+ to BB-	300,687	284,604
	2.50 < 10.0%	BB- to B-	178,190	189,499
	10.0 < 100%	B- to C	70,308	80,061
	100% (Default)	D	25,747	23,014

Continuing with the example of UK mortgages, a significant migration can be seen from the first bucket to the second, due to calibration adjustments. Despite this migration, the average PD of the first two buckets only changes from 0.10% to 0.13%, and the rest of the portfolio remains very stable.

The original BCBS table proposes two columns (g and h), which we preferred to merge into one, to report information on those transactions or customers which went into default in 2015 from the different regulatory PD buckets. New defaults would be considered all cos-

134

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Credit and dilution risk

tumers divided into buckets but the ones already in default (from the previous year). For this, in line with the calculation of columni, we took the borrowers at the end of the previous FY (see the first column f) and observed which of these went into default during 2015. In fact, if we divide the new defaults by the initial customers for each rating category, we obtain the first of the five values for the annual default rate required for column i.

■ Table 63. Backtest PD by geography and portfolio (CR9)

UK	PD Range	External rating equivalent	Defaulted obligors in the year	New defaulted obligors in the year
	0 < 0.15%	AAA to A-	496	0.18%
	0.15 < 0.25%	A- to BBB+	87	0.20%
	0.25 < 0.50%	BBB+ to BBB-	958	0.26%
Retail- Residential	0.50 < 0.75%	BBB- to BB+	550	0.35%
mortgage exposures	0.75 < 2.50%	BB+ to BB-	1,298	0.53%
	2.50 < 10.0%	BB- to B-	2,399	1.64%
	10.0 < 100%	B- to C	10,358	16.99%
	100% (Default)	D	25,747	100.00%

From the backtesting point of view, column i is very important, as it averages the default rates experienced in each of the past five years for each PD bucket. Comparing this column with columns b and c gives us an idea of how well our regulatory PD match actual experience over the medium term.

As will be seen in the following tables, which reproduce table CR9 for a series of the group’s significant portfolios, in general the regulatory PD are fairly similar to the actual default rates, though the following divergences should be highlighted:

In general, with the exception of Mortgages and Corporates in Spain, the regulatory PD are on average higher than actual default rates. This is due to the fact that the adjustment applied to obtain regulatory TTC PD covers a longer period than the last 5 years and, in particular, includes very high default rates which occurred in the crises of the early 1990s.

In the case of Mortgages and Corporates in Spain, the situation of the past 5 years reflects the severe economic crisis, which takes the actual default rates above their cyclical averages. In retail, however, the situation is similar to the German or UK portfolios, with actuals below the cyclical averages. These are portfolios with a higher rotation which, together with stricter credit policies, means that actual delinquency has been brought down.

The following tables contain all the information on a significant number of the group’s portfolios.

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■ Table 63. Backtest PD by geography and portfolio (CR9)

    Thousands of Euros

	31 Dec. 2015
					Number of obligors			Average
								historical
				Arithmetic	End of		Defaulted	annual
		External rating	Weighted	average PD	previous	End of	obligors in	default
UK	PD Range	equivalent	average PD	by obligors	year	the year	the year	rate
	0 < 0.15%	AAA to A-	0.08%	0.08%	237,261	81,788	496	0.18%
	0.15 < 0.25%	A-to BBB+	0.16%	0.15%	42,286	159,967	87	0.20%
Retail -	0.25 < 0.50%	BBB+ to BBB-	0.34%	0.35%	342,640	378,444	958	0.26%
Residential	0.50 < 0.75%	BBB- to BB+	0.66%	0.68%	215,963	183,438	550	0.35%
mortgage exposures	0.75 < 2.50%	BB+ to BB-	1.34%	1.35%	300,687	284,604	1,298	0.53%
	2.50 < 10.0%	BB- to B-	4.51%	4.65%	178,190	189,499	2,399	1.64%
	10.0 < 100%	B- to C	32.03%	31.73%	70,308	80,061	10,358	16.99%
	100% (Default)	D	100.00%	100.00%	25,747	23,014	25,747	100.00%
	0 < 0.15%	AAA to A-	0.05%	0.05%	965,292	994,160	156	0.02%
	0.15 < 0.25%	A- to BBB+	0.18%	0.18%	3,811,706	4,352,764	1,739	0.05%
	0.25 < 0.50%	BBB+ to BBB-	0.34%	0.34%	238,865	316,052	255	0.16%
Retail - Bank	0.50 < 0.75%	BBB- to BB+	0.70%	0.68%	525,486	524,562	1,138	0.25%
Accounts	0.75 < 2.50%	BB+ to BB-	1.48%	1.43%	1,473,531	1,475,272	7,186	0.59%
	2.50 < 10.0%	BB- to B-	5.47%	5.40%	1,294,399	1,301,114	23,643	2.34%
	10.0 < 100%	B- to C	25.57%	25.25%	593,014	558,724	68,067	14.92%
	100% (Default)	D	100.00%	100.00%	63,970	58,479	63,970	100.00%
	0 < 0.15%	AAA to A-	0.12%	0.12%	43	52	—	0.00%
	0.15 < 0.25%	A- to BBB+	0.24%	0.24%	486	474	—	0.05%
	0.25 < 0.50%	BBB+ to BBB-	0.32%	0.32%	2,661	2,369	8	0.21%
UPLs	0.50 < 0.75%	BBB- to BB+	0.55%	0.55%	37,619	31,584	93	0.38%
	0.75 < 2.50%	BB+ to BB-	1.25%	1.22%	213,666	222,935	1,298	1.00%
	2.50 < 10.0%	BB- to B-	4.26%	4.27%	111,475	98,790	3,086	3.22%
	10.0 < 100%	B- to C	31.66%	30.66%	10,363	8,099	3,030	28.06%
	100% (Default)	D	100.00%	100.00%	5,111	3,689	5,111	100.00%

■ Table 63. Backtest PD by geography and portfolio (CR9) (Continuation)
Thousands of Euros

	31 Dec. 2015
					Number of obligors			Average
								historical
				Arithmetic	End of		Defaulted	annual
		External rating	Weighted	average PD	previous	End of	obligors in	default
SC SPAIN	PD Range	equivalent	average PD	by obligors	year	the year	the year	rate
	0 < 0.15%	AAA to A-
	0.15 < 0.25%	A- to BBB+	0.17%	0.17%	13,110	8,706	5	0.12%
	0.25 < 0.50%	BBB+ to BBB-	0.39%	0.40%	41,157	33,146	46	0.22%
Other retail	0.50 < 0.75%	BBB- to BB+	0.63%	0.63%	11,787	16,342	34	0.43%
Exposures	0.75 < 2.50%	BB+ to BB-	1.53%	1.51%	173,916	140,564	1,334	0.98%
	2.50 < 10.0%	BB- to B-	4.38%	4.97%	149,239	135,496	3,545	2.66%
	10.0 < 100%	B- to C	29.80%	29.43%	40,827	43,778	7,102	23.57%
	100% (Default)	D	100.00%	100.00%	13,406	12,059	12,166	100.00%
	0.50 < 0.75%	BBB- to BB+	0.62%	0.62%	371	374	—	1.14%
Corporates	2.50 < 10.0%	BB- to B-	4.31%	4.57%	374	346	5	8.57%
	10.0 < 100%	B- to C	21.63%	21.63%	20	15	—	23.63%
	100% (Default)	D	100.00%	100.00%	105	57	103	100.00%

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■ Table 63. Backtest PD by geography and portfolio (CR9) (Continuation)

    Thousands of Euros

	31 Dec. 2015
					Number of obligors			Average
								historical
				Arithmetic	End of		Defaulted	annual
		External rating	Weighted	average PD	previous	End of	obligors in	default
SPAIN	PD Range	equivalent	average PD	by obligors	year	the year	the year	rate
	0 < 0.15%	AAA to A-	0.06%	0.05%	318,033	313,887	318	0.08%
	0.15 < 0.25%	A- to BBB+	0.20%	0.20%	103,683	107,850	323	0.22%
	0.25 < 0.50%	BBB+ to BBB-	0.38%	0.39%	57,852	60,912	366	0.43%
Retail -	0.50 < 0.75%	BBB- to BB+	0.59%	0.60%	20,562	15,554	360	1.15%
Mortgages	0.75 < 2.50%	BB+ to BB-	1.39%	1.33%	63,810	61,683	1,820	1.66%
	2.50 < 10.0%	BB- to B-	5.13%	5.32%	25,196	20,558	2,014	6.89%
	10.0 < 100%	B- to C	27.36%	26.82%	26,780	30,404	7,255	26.91%
	100% (Default)	D	100.00%	100.00%	33,628	31,189	32,788	—
	0 < 0.15%	AAA to A-	0.11%	0.08%	33,716	212,395	48	0.16%
	0.15 < 0.25%	A- to BBB+	0.18%	0.18%	66,934	52,059	101	0.20%
	0.25 < 0.50%	BBB+ to BBB-	0.35%	0.35%	287,500	134,473	197	0.22%
Retail -	0.50 < 0.75%	BBB- to BB+	0.65%	0.67%	35,676	95,026	259	0.55%
Other Retail	0.75 < 2.50%	BB+ to BB-	1.51%	1.54%	233,158	245,185	2,341	1.99%
	2.50 < 10.0%	BB- to B-	4.87%	4.77%	262,257	193,014	5,454	2.90%
	10.0 < 100%	B- to C	25.59%	30.82%	269,383	214,421	49,202	17.04%
	100% (Default)	D	100.00%	100.00%	238,211	105,150	226,493	—
	0 < 0.15%	AAA to A-	0.07%	0.07%	1,208	196	1	0.18%
	0.15 < 0.25%	A- to BBB+	0.16%	0.17%	2,773	1,600	7	0.22%
	0.25 < 0.50%	BBB+ to BBB-	0.38%	0.38%	3,220	6,239	16	0.27%
Corporates	0.50 < 0.75%	BBB- to BB+	0.67%	0.66%	2,392	211	7	0.65%
	0.75 < 2.50%	BB+ to BB-	1.43%	1.42%	11,211	15,255	162	1.82%
	2.50 < 10.0%	BB- to B-	5.60%	5.57%	8,944	5,966	460	6.65%
	10.0 < 100%	B- to C	19.20%	22.60%	2,013	1,544	429	25.20%
	100% (Default)	D	100.00%	100.00%	3,069	2,630	2,993	—
	0 < 0.15%	AAA to A-	0.05%	0.05%	663,562	607,932	254	0.03%
	0.15 < 0.25%	A- to BBB+	0.20%	0.21%	248,502	232,154	230	0.08%
	0.25 < 0.50%	BBB+ to BBB-	0.35%	0.35%	283,611	220,392	561	0.18%
Cards	0.50 < 0.75%	BBB- to BB+	0.63%	0.63%	105,940	101,329	250	0.34%
	0.75 < 2.50%	BB+ to BB-	1.36%	1.39%	188,985	186,773	1,317	0.80%
	2.50 < 10.0%	BB- to B-	4.33%	4.45%	256,232	234,263	5,876	3.05%
	10.0 < 100%	B- to C	21.20%	22.73%	52,411	53,445	8,662	20.69%
	100% (Default)	D	100.00%	100.00%	22,737	13,161	21,904	—

137

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■ Table 63. Backtest PD by geography and portfolio (CR9) (Continuation)

    Thousands of Euros

	31 Dec. 2015
					Number of obligors			Average
								historical
				Arithmetic	End of		Defaulted	annual
SANTANDER		External rating	Weighted	average PD	previous	End of	obligors in	default
TOTTA	PD Range	equivalent	average PD	by obligors	year	the year	the year	rate
	0 < 0.15%	AAA to A-	0.07%	0.07%	116,260	118,521	115	0.17%
	0.15 < 0.25%	A- to BBB+	0.23%	0.23%	51,134	48,660	99	0.38%
	0.25 < 0.50%	BBB+ to BBB-	0.38%	0.38%	42,720	42,412	143	0.64%
Retail -	0.50 < 0.75%	BBB- to BB+	0.61%	0.61%	437	567	—	0.67%
Mortgages	0.75 < 2.50%	BB+ to BB-	1.42%	1.43%	39,846	39,105	365	1.78%
	2.50 < 10.0%	BB- to B-	6.04%	6.17%	26,769	26,581	1,157	4.30%
	10.0 < 100%	B- to C	32.58%	33.12%	11,211	12,095	2,571	22.45%
	100% (Default)	D	100.00%	100.00%	16,804	14,373	16,566	—
	0 < 0.15%	AAA to A-	0.12%	0.14%	9,053	9,003	10	0.05%
	0.15 < 0.25%	A- to BBB+	0.18%	0.19%	8,090	7,077	6	0.29%
	0.25 < 0.50%	BBB+ to BBB-	0.42%	0.40%	23,621	23,071	79	0.42%
Retail -	0.50 < 0.75%	BBB- to BB+	0.66%	0.60%	149,731	41,308	143	0.62%
Other Retail	0.75 < 2.50%	BB+ to BB-	1.57%	1.93%	295,600	237,932	1,106	1.19%
	2.50 < 10.0%	BB- to B-	6.01%	5.81%	134,859	107,735	3,196	3.90%
	10.0 < 100%	B- to C	31.34%	36.08%	126,730	77,763	15,944	19.65%
	100% (Default)	D	100.00%	100.00%	93,905	71,446	91,553	—
	0 < 0.15%	AAA to A-	—	—	—	—	—
	0.15 < 0.25%	A- to BBB+	—	—	—	—	—	0.25%
	0.25 < 0.50%	BBB+ to BBB-	0.36%	0.36%	627	710	—	0.18%
Corporates	0.50 < 0.75%	BBB- to BB+	0.66%	0.66%	2	1	—	0.00%
	0.75 < 2.50%	BB+ to BB-	1.34%	1.31%	795	933	—	0.85%
	2.50 < 10.0%	BB- to B-	4.99%	5.22%	1,436	1,320	13	3.16%
	10.0 < 100%	B- to C	22.03%	21.24%	316	277	43	19.66%
	100% (Default)	D	100.00%	100.00%	147	125	147	—
	0 < 0.15%	AAA to A-	0.06%	0.08%	131,947	139,938	227	0.18%
	0.15 < 0.25%	A- to BBB+	0.20%	0.19%	29,368	30,961	55	0.25%
	0.25 < 0.50%	BBB+ to BBB-	0.42%	0.39%	33,340	34,336	88	0.41%
Cards	0.50 < 0.75%	BBB- to BB+	0.66%	0.66%	5,504	9,716	22	0.58%
	0.75 < 2.50%	BB+ to BB-	1.35%	1.39%	79,522	81,942	637	1.61%
	2.50 < 10.0%	BB- to B-	4.76%	4.93%	70,500	87,622	1,934	4.35%
	10.0 < 100%	B- to C	25.41%	24.45%	16,043	19,093	3,123	22.37%
	100% (Default)	D	100.00%	100.00%	19,561	13,092	19,253	—

138

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Credit and dilution risk

■ Table 63. Backtest PD by geography and portfolio (CR9) (Continuation)

    Thousands of Euros

	31 Dec. 2015
					Number of obligors			Average
								historical
				Arithmetic	End of		Defaulted	annual
		External rating	Weighted	average PD	previous	End of	obligors in	default
SC GERMANY	PD Range	equivalent	average PD	by obligors	year	the year	the year	rate
	0 < 0.15%	AAA to A-	0.10%	0.10%	33,359	31,236	10	0.03%
	0.15 < 0.25%	A- to BBB+	0.23%	0.23%	59,129	68,202	61	0.18%
	0.25 < 0.50%	BBB+ to BBB-	0.35%	0.35%	258,933	279,669	307	0.28%
Autos	0.50 < 0.75%	BBB- to BB+	0.55%	0.55%	430,531	423,422	643	0.45%
	0.75 < 2.50%	BB+ to BB-	1.20%	1.20%	367,848	347,009	2,131	1.25%
	2.50 < 10.0%	BB- to B-	4.37%	4.37%	62,979	54,967	2,066	5.81%
	10.0 < 100%	B- to C	31.87%	31.87%	23,069	19,202	3,752	29.24%
	100% (Default)	D	100.00%	100.00%	25,445	—	—
	0 < 0.15%	AAA to A-
	0.15 < 0.25%	A- to BBB+
	0.25 < 0.50%	BBB+ to BBB-	0.35%	0.35%	298	481	2	0.08%
Direct	0.50 < 0.75%	BBB- to BB+	0.55%	0.55%	5,277	6,806	8	0.41%
	0.75 < 2.50%	BB+ to BB-	1.49%	1.49%	320,794	355,881	2,227	1.63%
	2.50 < 10.0%	BB- to B-	4.04%	4.04%	145,230	151,927	4,411	7.87%
	10.0 < 100%	B- to C	29.89%	29.89%	22,217	21,061	4,485	30.75%
	100% (Default)	D	100.00%	100.00%	32,944	—	—	0.00%
	0 < 0.15%	AAA to A-
	0.15 < 0.25%	A- to BBB+
Durables	0.25 < 0.50%	BBB+ to BBB-	0.35%	0.35%	90,684	84,776	82	0.15%
Admission	0.50 < 0.75%	BBB- to BB+	0.55%	0.55%	317,618	342,441	374	0.15%
	0.75 < 2.50%	BB+ to BB-	1.30%	1.30%	1,126,525	1,147,858	4,040	0.52%
	2.50 < 10.0%	BB- to B-	4.11%	4.11%	245,596	262,303	4,175	2.37%
	10.0 < 100%	B- to C	21.69%	21.69%	35,859	36,127	4,050	12.89%
	100% (Default)	D	100.00%	100.00%	35,208	—	—	0.00%
	0 < 0.15%	AAA to A-
	0.15 < 0.25%	A- to BBB+
	0.25 < 0.50%	BBB+ to BBB-	0.35%	0.35%	431	415	—	0.05%
Dealers	0.50 < 0.75%	BBB- to BB+	0.55%	0.55%	423	375	—	0.14%
	0.75 < 2.50%	BB+ to BB-	1.63%	1.63%	3,442	3,094	10	0.50%
	2.50 < 10.0%	BB- to B-	4.45%	4.45%	1,432	1,126	28	2.10%
	10.0 < 100%	B- to C	33.92%	33.92%	819	242	14	4.74%
	100% (Default)	D	100.00%	100.00%	181	,	—	100.00%

139

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■ Table 63. Backtest PD by geography and portfolio (CR9) (Continuation)

     Thousands of Euros

	31 Dec. 2015
					Number of obligors			Average
								historical
				Arithmetic	End of		Defaulted	annual
		External rating	Weighted	average PD	previous	End of	obligors in	default
MÉXICO	PD Range	equivalent	average PD	by obligors	year	the year	the year	rate
	0 < 0.15%	AAA to A-	—	—	—	—	—	—
	0.15 < 0.25%	A- to BBB+	—	—	—	—	—	—
	0.25 < 0.50%	BBB+ to BBB-	0.38%	0.38%	556	180	3	0.49%
Corporates	0.50 < 0.75%	BBB- to BB+	—	—	—	—	—	—
	0.75 < 2.50%	BB+ to BB-	1.21%	1.22%	791	1.352	6	0.90%
	2.50 < 10.0%	BB- to B-	3.16%	3.18%	2.001	1.708	57	3.53%
	10.0 < 100%	B- to C	24.20%	24.20%	31	52	5	29.18%
	100% (Default)	D	100.00%	100.00%	96	64	96	—

■ Table 63. Backtest PD by geography and portfolio (CR9) (Continuation)
Thousands of Euros

	31 Dec. 2015
					Number of obligors			Average
								historical
				Arithmetic	End of		Defaulted	annual
		External rating	Weighted	average PD	previous	End of	obligors in	default
NORDICS	PD Range	equivalent	average PD	by obligors	year	the year	the year	rate
	0 < 0.15%	AAA to A-	—	—	—	—	—	—
	0.15 < 0.25%	A- to BBB+	—	—	—	—	—	—
Nordics -	0.25 < 0.50%	BBB+ to BBB-	0.26%	0.26%	42,319	46,240	111	0.17%
Norway	0.50 < 0.75%	BBB- to BB+	0.63%	0.63%	33,901	37,633	174	0.40%
Auto Individuals	0.75 < 2.50%	BB+ to BB-	1.39%	1.41%	54,352	56,961	546	0.92%
	2.50 < 10.0%	BB- to B-	5.34%	4.90%	17,649	18,621	347	1.64%
	10.0 < 100%	B- to C	22.87%	33.91%	13,699	14,060	866	5.93%
	100% (Default)	D	100.00%	100.00%	3,577	3,756	1,712	0.00%
	0 < 0.15%	AAA to A-	—	—	—	—	—	—
	0.15 < 0.25%	A- to BBB+	—	—	—	—	—	—
Nordics -	0.25 < 0.50%	BBB+ to BBB-	—	—	—	—	—	—
Sweden	0.50 < 0.75%	BBB- to BB+	—	—	—	—	—	—
Auto Individuals	0.75 < 2.50%	BB+ to BB-	0.86%	0.95%	64,213	76,123	97	0.09%
	2.50 < 10.0%	BB- to B-	3.47%	3.71%	31,138	29,522	120	0.34%
	10.0 < 100%	B- to C	67.49%	67.95%	456	356	38	8.33%
	100% (Default)	D	100.00%	100.00%	277	321	66	0.00%
	0 < 0.15%	AAA to A-	—	—	—	—	—	—
	0.15 < 0.25%	A- to BBB+	—	—	—	—	—	—
Nordics -	0.25 < 0.50%	BBB+ to BBB-	—	—	—	—	—	—
Finland	0.50 < 0.75%	BBB- to BB+	0.62%	0.62%	12,623	12,865	27	0.07%
Auto	0.75 < 2.50%	BB+ to BB-	1.35%	1.71%	50,232	58,206	132	0.18%
Individuals	2.50 < 10.0%	BB- to B-	5.21%	5.72%	12,521	14,137	91	0.49%
	10.0 < 100%	B- to C	27.40%	38.65%	8,705	9,041	125	1.36%
	100% (Default)	D	100.00%	100.00%	458	473	97	0.00%

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6.9.2. EAD Backtest (Parent only)

To assess the Credit Conversion Factors (CCF), the actual balance of the transaction when they went into default was compared with the regulatory EAD 12 months prior to the default.

The ratio of estimated EAD to actual EAD is called the ‘Coverage ratio’ and gives an idea of the degree of precision in the estimation of this parameter.

The following tables and graphs illustrate the comparison between the estimated EAD and actual EAD for Santander Spain’s main portfolios with committed limits. Personal Cards and Credits and Corporate Credits The data are broken down by the percent utilisation of the facility, as this is the main driver used in estimating CCF and, therefore, in assigning EAD.

The coverage ratios are in general only slightly above 100%, indicating slight conservatism in the EAD estimates. The highest ratios are found in the Personal and SME Credits portfolio, but they are concentrated in the buckets with less utilisation, which are those with less exposure.

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Weighting the coverage ratio by the importance of the portfolios measured in terms of both the drawn and undrawn balances, we calculate an average coverage ratio slightly in excess of 101%. The following table illustrates the singular importance of Portfolio Companies in terms of balance and limit. While cards are important in terms of undrawn committed amount, a high percentage of them do not have a drawn balance.

■ Table 64. Coverage ratio by product

    % Portfolio

	31 Dec. 2015
	Balance	Available	Limit	% Coverage
Retail Loans	9.6%	3.5%	6.9%	104.2%
Cards	9.0%	49.4%	27.2%	100.5%
Corp. Cards Stand.	7.8%	6.2%	7.1%	110.2%
Non-Standardised Loans	73.5%	40.9%	58.8%	100.4%
AVERAGE COVERAGE RATE	101.6%	101.2%	101.4%

6.9.3 Loss due to impairment of assets: Backtest of Expected Loss and LGD (Santander Spain)

To check the regulatory Expected Loss against the actual losses, it is proposed to compare the variation in managed NPLs (VMG) for the 2008-2015 period with the Expected Loss figure that would result from applying the regulatory parameters.

To assess the LGD figures, the VMG is also used as a proxy for Expected Loss. Dividing observed VMG by regulatory PD gives an implied or observed LGD, which is then compared with the average regulatory LGD of each portfolio.

It should be noted that since 2013 the data have undergone certain changes that make the comparison with previous years more difficult: The two most notable factors in this regard are the integration of Banesto and a Bank of Spain regulation on the classification of certain mortgage restructurings as defaults.

Meanwhile, the increased prudence in the concession of credits in the context of a slow recovery in lending has slowed the number of transactions going into default, while at the same time defaults from previous years have improved due to recoveries and borrowers emerging from default. This generated negative VMGs in 2015, which hinders the comparison with the regulatory parameters even further.

For all the above reasons, and considering moreover that the VMG and Expected Loss can only be compared from a long-term point of view we present a comparison based on the VMG observed over the last three years, in addition to the directly observed results.

2.	VMG is defined as net new defaults during the year, plus write-offs and less income from recovery of write-offs for the same year. The VMG divided by the balance at risk is regarded as a measurement of the ‘risk premium’ of a portfolio and a proxy for Expected Loss, though it is subject to greater volatility and cyclicality.

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The following tables and graphs refer to Santander Spain’s most important portfolios: Personal Mortgages and Portfolio Companies.

■ Table 65. Backtest of LGD and EL. Retail mortgages

		Regulatory
	VMG	expected	Regulatory	Implied	Regulatory
	(%)	loss	PD	LGD	LGD
2008	1.6%	1.2%	5.6%	28.1%	14.5%
2009	0.8%	1.3%	6.3%	13.2%	14.3%
2010	0.3%	1.2%	5.9%	5.0%	13.9%
2011	0.8%	1.3%	6.9%	11.4%	11.4%
2012	0.9%	1.4%	6.8%	12.8%	11.1%
2013	3.9%	1.8%	7.7%	50.0%	14.2%
2014	0.2%	2.8%	9.5%	1.6%	14.9%
2015	-0.2%	2.7%	9.2%	—	14.7%

	1.0%	1.7%	7.3%	17.5%	13.6%

The table above shows a significant increase in the VMG in 2013, due to the factors mentioned above: the integration of Banesto and the Bank of Spain Note on the classification of certain restructurings as defaults. This one-off increase has a counter-effect in subsequent years, particularly 2015, when a negative VMG was recorded. VMG are slowing due to a gradual recovery in the economy and, above all, the prudent policies pursued by the Bank. The increase in debtors emerging from default is partly attributable to the high starting levels in 2013 and 2014.

In order to neutralise these effects and show a longer-term view of VMG, allowing a better comparison with Expected Loss, we have decided to average the values for the last three years, as shown in the following table and graphs.

■ Table 66. Backtest of LGD and EL. Retail mortgages

    (corrected by effect of Bank of Spain note)

		Regulatory
	VMG	expected	Regulatory	Implied	Regulatory
	(%)	loss	PD	LGD	LGD
2008	1.6%	1.2%	5.6%	28.1%	14.5%
2009	0.8%	1.3%	6.3%	13.2%	14.3%
2010	0.3%	1.2%	5.9%	5.0%	13.9%
2011	0.8%	1.3%	6.9%	11.4%	11.4%
2012	0.9%	1.4%	6.8%	12.8%	11.1%
2013	1.3%	1.8%	7.7%	16.3%	14.2%
2014	1.3%	2.8%	9.5%	13.2%	14.5%
2015	1.3%	2.7%	9.2%	13.7%	14.5%

	1.0%	1.7%	7.3%	14.2%	13.6%

The average implied LGD of 14.2% is very close to the regulatory figure (13.6%). This similarity should be giving way to greater divergence, as seen with corporates, with a gradual decline in implied LGD to long-run LGD levels.

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■ Table 67. Backtest LGD & EL. Non standardised corporates

		Regulatory
	VMG	expected	Regulatory	Implied	Regulatory
	(%)	loss	PD	LGD	LGD
2008	2.4%	2.0%	6.3%	37.1%	32.6%
2009	3.0%	3.6%	12.1%	24.6%	29.7%
2010	3.7%	4.3%	15.7%	23.6%	29.6%
2011	7.3%	6.2%	22.5%	32.4%	29.7%
2012	4.2%	7.5%	25.8%	16.4%	31.1%
2013	6.1%	9.6%	28.6%	21.1%	34.8%
2014	2.7%	12.5%	29.3%	9.3%	42.1%
2015	-1.8%	10.5%	26.4%	—	41.7%

	3.4%	7.0%	20.8%	23.5%	33.9%

In Portfolio Companies, VMG was also negative in 2015 which, together with the volatility of previous years, is a reason for taking the averages of the last three years, as in the case of mortgages.

■ Table 68. Backtest LGD & EL. Non-standardised

    corporates (corrected for 2011 effect)

		Regulatory
	VMG	expected	Regulatory	Implied	Regulatory
	(%)	loss	PD	LGD	LGD
2008	2.4%	2.0%	6.3%	37.1%	32.6%
2009	3.0%	3.6%	12.1%	24.6%	29.7%
2010	3.7%	4.3%	15.7%	23.6%	29.6%
2011	7.3%	6.2%	22.5%	32.4%	29.7%
2012	4.2%	7.5%	25.8%	16.4%	31.1%
2013	2.3%	9.6%	28.6%	8.1%	34.8%
2014	2.3%	12.5%	29.3%	8.0%	42.1%
2015	2.3%	10.5%	26.4%	8.8%	41.7%

	3.4%	7.0%	20.8%	19.9%	33.9%

This gives rise to very low implied LGD values in the last three years and an average since 2008 which is closer to the long-run LGD than to the regulatory values, which correspond to down-turn situations.

Leaving aside the exactitude of the final results, the trends run in the right direction: the observed LGDs are declining drastically due to the large volumes of defaults accumulated in recent years, which are now giving rise to debtors emerging from default and bad debt recoveries on a scale which exceeds that of new defaults.

The regulatory LGD, in turn, appears to show a certain rising tendency, when it might be expected to remain constant at its maximum levels, which correspond to a down-turn situation. This tendency is simply the result of updating the estimates, which are gradually reflecting the final results of the recovery proceedings initiated during the crisis. If the recovery in the Spanish economy is consolidated, the regulatory LGD will tend to stabilise.

Despite its down-turn nature, there is no reason to suppose that the regulatory LGD must remain constant. If the LGDs assigned are sufficiently granular, it will be possible to reflect changes in the portfolio mix towards transactions with lower severity, with better collateral for example, which will allow the average portfolio LGD to be reduced.

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6.10. Counterparty risk

Chapter 6 of CRR (Regulation (EU) No 575/2013) describes counterparty credit risk as the risk that a counterparty in a transaction may fail to meet payments prior to final settlement of the cash flows in the transaction. It includes the following transactions: derivative instruments, repurchase agreements, securities or commodities lending, long settlement transactions and margin lending transactions.

Counterparty risk in Grupo Santander is controlled using an integrated system that provides real-time information on exposures to any counterparty, product or maturity and in any Group unit as a percentage of the agreed limits.

For the measurement of exposure (ECR or equivalent credit risk), there are two methodologies, an MtM methodology (replacement cost in the case of derivatives and drawn amount in the case of committed facilities), plus an add-on for potential future exposure, and another methodology introduced in mid-2014 for certain regions and some products, which includes a calculation of exposure using Monte Carlo simulation.

The capital at risk or unexpected loss, i.e. the loss which, once the expected loss is subtracted, constitutes the economic capital, net of guarantees and recoveries, is also calculated.

The exposures are recalculated at market close, adjusting all transactions to their new time horizon. The potential future exposure is adjusted and mitigation measures (netting, collateral etc.) are applied, so that the exposures can be checked on a daily basis against the limits approved by senior management. Risk control is performed using an integrated system that provides real-time information about the unused exposure limit with respect to any counterparty, product or maturity at any Group unit.

As regards collateral management, derivative transactions subject to collateral agreements are marked to market daily and the parameters agreed in the collateral agreement are applied, giving an amount of collateral to be called from, or returned to, the counterparty.

Margin calls are issued by one of the counterparties, usually daily, as stipulated in the collateral agreement. The counterparty that receives the margin call checks the valuation, at which point discrepancies may arise.

A weekly monitoring committee (Discrepancies Committee) has been established to analyse transactions in which significant discrepancies have been detected. The committee includes representatives from Collateral Management, Market Risk, Wholesale Risk, Credit Institution Risk Approval, Structured Product Risk and Wholesale Banking Risk.

Currently, most collateral is posted and received in cash. However, the current market trend shows that the use of non-cash collateral is increasing. The Grupo Santander is taking this trend into account in its active collateral management. The 81% of the collateral received is cash, so impairment losses on collateral in the Group are not significant.

Furthermore, any correlation there may be between the increase in exposure to a customer and the customer’s solvency is controlled by ensuring that the related derivative transactions are for hedging and not speculative purposes.

In derivatives, where most collateral is in cash, there is practically no risk of adverse effects arising from correlations between the collateral and the collateral provider. Any adverse effects arising from correlations in non-cash collateral are immaterial.

The impact of a downgrade of the Group’s credit rating and the resulting increase in margin requirements is expected to be quite low. This is because the Group’s credit rating affects only a small percentage of its current collateral agreements.

The information in the tables below relates exclusively to exposures subject to counterparty risk. All of the exposure is marked to market.

■ Table 69. Total EAD Counterparty Risk

    Thousands of Euros

	31 Dec. 2015	31 Dec. 2014
Total	40,631,817	41,127,883

Of which: Derivatives	30,255,222	33,155,497

Of the total counterparty risk, EUR 5,218 million relate to central counterparty exposure.

The following table contains information on the gross positive fair value of the derivative contracts, the potential future exposure, the effect of netting and collateral agreements, and the final exposure value.

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■ Table 70. Derivatives exposure

    Thousands of Euros

	Dec. 2015	Dec. 2014
Gross positive fair value of contracts (public balance sheet scope)	84,451,221	84,204,281
Gross positive fair value of contracts (non-public balance sheet scope)	84,900,988	83,833,329
Add-on	62,181,439	63,258,211
Netting benefits	22,719,549	21,575,118
Netted current credit exposure	10,352,111	10,745,266
Collateral held	12,367,438	10,829,852
Regulatory net add-on	17,887,784	22,325,645
Derivatives credit exposure	30,255,222	33,155,487

The net positions of the 10 largest counterparties, after discounting received collateral, account for 23% of the Group’s total derivatives exposure.

A breakdown is shown below of the derivative exposure by product type, category, counterparty region and counterparty credit rating.

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In 2015 derivative transactions were concentrated in counterparties with high credit quality, so that 59% of the exposure was to counterparties rated A or better.

The distribution by type of counterparty was 57% banks and 39% corporates.

As regards the geographic distribution, 31% of the exposure was accounted for by UK counterparties (mainly Santander UK’s operations) and, among the other country groupings, mostly by Spain (12%), rest of Europe (21%), the US (8%) and Latin America (20%).

Below it is shown the breakdown of derivative exposures by product, category, geography and rating of the counterparty, including more detail:

■ Table 71. IRB - CCR exposures by portfolio and PD scales (CCR4)

     Thousands of Euros

	31 Dec. 2015
		a	b	c	d	e	f	g
		EAD post		Number of	Average	Average
Brazil	PD Scale	CRM	Average PD	obligors	LGD	maturity	RWA	RWA density
AIRB. Corporates
	0.00 to < 0.15%	456,904	0.09%	587	45.00%	2.50	134,191	29.37%
	0.15 to < 0.25%	39,788	0.17%	195	45.00%	1.58	13,298	33.42%
	0.25 to < 0.50%	459,889	0.29%	826	45.00%	3.82	329,038	71.55%
	0.50 to < 0.75%	204,432	0.52%	1,137	45.00%	1.64	132,160	64.65%
	0.75 to < 2.50%	284,676	1.02%	1,039	45.00%	2.30	271,111	95.23%
	2.50 to < 10.00%	20,053	3.64%	69	45.00%	3.74	31,989	159.52%
	10.00 to < 100.00%	—	—	—	45.00%	—	—	—
	100.00 (default)%	19,283	100.00%	5	45.00%	1.06	2,983	15.47%

	Sub-total	1,485,025	1.74%	3,858	45.00%	2.73	914,770	61.60%

TOTAL		1,485,025	1.74%	3,858	45.00%	2.73	914,770	61.60%

		a	b	c	d	e	f	g
		EAD post		Number of	Average	Average
Chile	PD Scale	CRM	Average PD	obligors	LGD	maturity	RWA	RWA density
AIRB. Corporates
	0.00 to < 0.15%	93,136	1.26%	168	10.33%	0.08	8,309	9.00%
	0.15 to < 0.25%	150,907	6.15%	113	16.74%	0.44	44,948	30.00%
	0.25 to < 0.50%	123,291	8.95%	403	13.68%	0.47	57,340	47.00%
	0.50 to < 0.75%	12,236	1.58%	83	1.36%	0.01	5,964	49.00%
	0.75 to < 2.50%	23,882	5.72%	97	2.65%	0.19	25,432	106.00%
	2.50 to < 10.00%	2,119	1.55%	1	0.24%	0.02	3,431	162.00%
	10.00 to < 100.00%	—	0.00%	—	—	—	—	0.00%
	100.00 (default)%	—	0.00%	—	—	—	—	0.00%

	Sub-total	405,572	25.00%	865	45.00%	1.21	145,423	36.00%

TOTAL		405,572	25.00%	865	45.00%	1.21	145,423	36.00%

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■ Table 71. IRB - CCR exposures by portfolio and PD scales (CCR4) (Continuation)

    Thousands of Euros

	31 Dec. 2015
		a	b	c	d	e	f	g
		EAD post		Number of	Average	Average
Mexico	PD Scale	CRM	Average PD	obligors	LGD	maturity	RWA	RWA density
FIRB. Institutions
	0.00 to < 0.15%	1,010,097	0.05%	39	45.00%	2.50	285,737	28.29%
	0.15 to < 0.25%	134,153	0.16%	8	45.00%	2.50	73,541	54.82%
	0.25 to < 0.50%	1,640	0.31%	4	45.00%	1.91	1,038	63.27%
	0.50 to < 0.75%	—	—	—	—	—	—	—
	0.75 to < 2.50%	—	—	—	—	—	—	—
	2.50 to < 10.00%	—	—	—	—	—	—	—
	10.00 to < 100.00%	—	—	—	—	—	—	—
	100.00% (default)	—	—	—	—	—	—	—

	Sub-total	1,145,890	0.06%	51	45.00%	2.50	360,316	31.44%

FIRB. Corporates
	0.00 to < 0.15%	89,577	0.06%	11	45.00%	2.50	20,119	22.46%
	0.15 to < 0.25%	17,432	0.17%	7	45.00%	2.50	7,302	41.89%
	0.25 to < 0.50%	115,428	0.29%	13	45.00%	2.50	65,887	57.08%
	0.50 to < 0.75%	17,107	0.52%	11	45.00%	2.50	12,893	75.36%
	0.75 to < 2.50%	24,552	0.96%	24	45.00%	2.50	23,631	96.25%
	2.50 to < 10.00%	149	2.96%	2	45.00%	2.50	202	135.62%
	10.00 to < 100.00%	—	—	—	—	—	—	—
	100.00% (default)	—	—	—	—	—	—	—

	Sub-total	264,245	0.28%	68	45.00%	2.50	130,032	49.21%

TOTAL		1,410,135	0.11%	119	45.00%	2.50	490,348	34.77%

Mexico
AIRB. Institutions
	0.00 to < 0.15%	—	—	—	—	—	—	—
	0.15 to < 0.25%	—	—	—	—	—	—	—
	0.25 to < 0.50%	—	—	—	—	—	—	—
	0.50 to < 0.75%	—	—	—	—	—	—	—
	0.75 to < 2.50%	877	2.18%	1	45.00%	5.00	1,389	158.30%
	2.50 to < 10.00%	4,354	5.67%	6	45.00%	1.30	6,558	150.62%
	10.00 to < 100.00%	—	—	—	—	—	—	—
	100.00% (default)	—	—	—	—	—	—	—

	Sub-total	5,231	5.08%	7	45.00%	1.92	7,946	151.91%

AIRB. Corporates
	0.00 to < 0.15%	—	—	—	—	—	—	—
	0.15 to < 0.25%	—	—	—	—	—	—	—
	0.25 to < 0.50%	14,498	0.29%	84	40.83%	3.20	7,849	54.14%
	0.50 to < 0.75%	—	—	—	—	—	—	—
	0.75 to < 2.50%	44,683	1.24%	1,500	40.83%	2.70	39,243	87.83%
	2.50 to < 10.00%	3,764	4.43%	209	40.83%	2.60	4,757	126.37%
	10.00 to < 100.00%	422	24.20%	24	40.83%	3.60	994	235.32%
	100.00% (default)	8	100.00%	16	40.83%	1.26	—	—

	Sub-total	63,374	1.38%	1,833	40.83%	2.81	52,842	83.38%

TOTAL		68,606	1.66%	1,840	41.15%	2.74	60,789	88.61%

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■ Table 71. IRB - CCR exposures by portfolio and PD scales (CCR4) (Continuation)

    Thousands of Euros

	31 Dec. 2015
		a	b	c	d	e	f	g
		EAD post		Number of	Average	Average
Portugal	PD Scale	CRM	Average PD	obligors	LGD	maturity	RWA	RWA density
AIRB. Institutions
	0.00 to < 0.15%	404	0.03%	3	45.00%	2.14	74	18.43%
	0.15 to < 0.25%	—	—	—	—	—	—	—
	0.25 to < 0.50%	249	0.03%	1	45.00%	3.01	198	79.27%
	0.50 to < 0.75%	—	—	—	—	—	—	—
	0.75 to < 2.50%	—	—	—	—	—	—	—
	2.50 to < 10.00%	—	—	—	—	—	—	—
	10.00 to < 100.00%	—	—	—	—	—	—	—
	100.00% (default	—	—	—	—	—	—	—

	Sub-total	654	0.12%	4	45.00%	2.47	272	41.64%

AIRB. Corporates
	0.00 to < 0.15%	2,817	0.03%	11	45.00%	1.34	271	9.61%
	0.15 to < 0.25%	950	0.17%	1	45.00%	5.00	617	64.96%
	0.25 to < 0.50%	24,313	0.33%	103	45.00%	3.51	17,378	71.48%
	0.50 to < 0.75%	1,060	0.52%	7	45.00%	3.06	872	82.32%
	0.75 to < 2.50%	156,731	0.96%	77	45.00%	4.53	190,551	121.58%
	2.50 to < 10.00%	109,627	6.07%	97	45.00%	4.95	220,589	201.22%
	10.00 to < 100.00%	657	25.69%	15	45.00%	1.02	1,086	165.48%
	100.00% (default	87	100.00%	183	45.00%	3.62	2,397	2751.25%

	Sub-total	296,241	2.87%	494	45.00%	4.56	433,762	146.42%

TOTAL		296,894	2.86%	498	45.00%	4.55	434,034	146.19%

UK
AIRB. Institutions
	0.00 to < 0.15%	8,350,340	0.05%	103	44.77%	1.87	1,803,032	21.59%
	0.15 to < 0.25%	157,058	0.18%	13	40.77%	3.01	92,157	58.68%
	0.25 to < 0.50%	182,967	0.34%	40	44.86%	1.24	83,037	45.38%
	0.50 to < 0.75%	—	—	—	—	—	—	—
	0.75 to < 2.50%	1,040	0.75%	3	48.26%	1.88	1,027	98.69%
	2.50 to < 10.00%	—	—	—	—	—	—	—
	10.00 to < 100.00%	—	—	—	—	—	—	—
	100.00% (default	—	—	—	—	—	—	—

	Sub-total	8,691,406	0.06%	123	44.70	1.88	1,979,253	22.77%

AIRB. Corporates
	0.00 to < 0.15%	721,170	0.08%	27	41.25%	4.38	277,928	38.54%
	0.15 to < 0.25%	530,336	0.17%	5	45.95%	4.86	348,193	65.66%
	0.25 to < 0.50%	146,771	0.29%	13	46.50%	4.53	121,236	82.60%
	0.50 to < 0.75%	140,423	0.52%	7	47.01%	3.54	130,347	92.82%
	0.75 to < 2.50%	81,957	0.93%	7	46.58%	4.78	107,538	131.21%
	2.50 to < 10.00%	—	—	—	—	—	—	—
	10.00 to < 100.00%	—	—	—	—	—	—	—
	100.00% (default	—	—	—	—	—	—	—

	Sub-total	1,620,657	0.21%	56	44.03%	4.50	985,243	60.79%

TOTAL		10,312,063	0.08%	179	44.60%	2.29	2,964,496	28.75%

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■ Table 71. IRB - CCR exposures by portfolio and PD scales (CCR4) (Continuation)

    Thousands of Euros

	31 Dec. 2015
		a	b	c	d	e	f	g
		EAD post		Number of	Average	Average
SAN Spain	PD Scale	CRM	Average PD	obligors	LGD	maturity	RWA	RWA density
AIRB. Sovereigns
	0.00 to < 0.15%	85,002	0.05%	9	40.07	2.92	17,257	20.30%
	0.15 to < 0.25%	—	—	—	—	0.00	—	—
	0.25 to < 0.50%	—	—	—	—	0.00	—	—
	0.50 to < 0.75%	14,597	0.61%	2	47.21	0.03	7,540	51.65%
	0.75 to < 2.50%	—	—	—	—	0.00	—	—
	2.50 to < 10.00%	10,204	4.63%	1	60.84	1.00	18,735	183.61%
	10.00 to < 100.00%	1,373	18.01%	1	66.53	1.00	4,670	340.06%
	100.00% (default	—	—	—	—	0.00	—	—

	Sub-total	111,176	0.76%	13	43.24	2.34	48,202	43.36%

AIRB. Institutions
	0.00 to < 0.15%	9,495,454	0.06%	351	44.93	0.11	910,277	9.59%
	0.15 to < 0.25%	760,867	0.16%	78	44.67	0.05	181,752	23.89%
	0.25 to < 0.50%	208,401	0.37%	427	44.51	0.33	83,792	40.21%
	0.50 to < 0.75%	—	—	—	—	0.00	—	—
	0.75 to < 2.50%	43,232	0.77%	12	45.00	0.05	24,511	56.70%
	2.50 to < 10.00%	—	—	—	—	0.00	—	—
	10.00 to < 100.00%	35	10.04%	1	45.00	0.08	62	175.34%
	100.00% (default	—	—	—	—	0.00	—	—

	Sub-total	10,507,989	0.07%	869	44.91	0.11	1,200,393	11.42%

AIRB. Corporates
	0.00 to < 0.15%	2,010,823	0.06%	86	45.00%	1.43	341,179	16.97%
	0.15 to < 0.25%	292,948	0.33%	215	109.75%	6.65	138,853	115.95%
	0.25 to < 0.50%	316,144	0.77%	504	110.04%	4.82	228,988	149.14%
	0.50 to < 0.75%	430,286	1.20%	84	105.92%	6.20	365,039	159.69%
	0.75 to < 2.50%	272,014	2.84%	1,006	108.44%	7.21	332,621	275.17%
	2.50 to < 10.00%	262,023	10.93%	261	107.18%	8.79	510,246	375.60%
	10.00 to < 100.00%	63,099	49.75%	99	125.33%	5.75	196,378	608.98%
	100.00% (default	52,326	200.00%	71	120.70%	4.87	9,434	30.62%
	Sub-total	3,699,662	4.93%	2,326	74.28%	3.76	2,122,739	57.38%

TOTAL		14,318,827	1.33%	3,208	52.48%	1.07	3,371,334	23.54%

USA
AIRB. Corporates
	0.00 to < 0.15%	58,195.46	0.07%	1	45.00%	3.31	16,875.80	29.00%
	0.15 to < 0.25%	54,878.44	0.17%	1	45.00%	4.99	35,575.60	64.83%
	0.25 to < 0.50%	3,207.01	0.29%	1	45.00%	2.47	1,821.42	56.79%
	0.50 to < 0.75%	4,817.28	0.52%	1	45.00%	3.39	4,161.46	86.39%
	0.75 to < 2.50%	8,342.85	1.56%	1	45.00%	2.82	9,753.46	116.91%
	2.50 to < 10.00%	—	—	—	—	—	—	—
	10.00 to < 100.00%	—	—	—	—	—	—	—
	100.00% (default	—	—	—	—	—	—	—%

	Sub-total	129,441.05	0.23%	5	45.00%	3.97	68,187.74	52.68%

TOTAL		129,441.05	0.23%	5	45.00%	3.97	68,187.74	52.68%

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Credit and dilution risk

Credit derivatives activity

The Grupo Santander uses credit derivatives to hedge lending transactions, as an agent for customers trading in financial markets, and in its own trading operations. The Group’s credit derivatives activity is small compared to that of its peers and is conducted within a sound environment of internal controls and operational risk minimisation.

Credit derivatives risk is controlled through a broad set of limits, including value at risk (VaR), nominal value per rating grade, credit spread sensitivity per rating grade and name, recovery rate sensitivity and correlation sensitivity. Jump-to-default risk limits are set by individual name, geographical area, sector and liquidity.

The following table shows the notional amount of the perfectly hedged credit derivatives that are used for risk mitigation in the capital calculation and the exposure of the hedged transactions, broken down by exposure category.

■ Table 72. Credit derivative hedges

    Thousands of Euros

		Notional
		amount of
	EAD of hedged	credit derivative
	transactions	hedges
Institutions	2,223,310	6,670,519
Corporates	1,130,354	760,271
Securitisation positions or exposures	20,264	20,264

TOTAL	3,373,928	7,451,054

The following table show the notional amounts of credit derivatives used for hedging, divided between bought and sold protection and by accounting classification.

■ Table 73. Credit derivative classification. Bought protection

    Thousands of Euros

	Bought protection. 31 Dec. 2015		Bought protection. 31 Dec. 2014
Portfolio type	CDS	TRS	CDS	TRS
Banking book	415,000	727,846	552,812	795,994
Trading book	27,920,000	—	35,092,836	—

TOTAL	28,335,000	727,846	35,645,648	795,994

■ Table 74. Counterparty risk. Credit derivative classification. Sold protection

    Thousands of Euros

	Sold protection. 31 Dec. 2015	Sold protection. 31 Dec. 2014
Portfolio type	CDS	CDS
Banking book	55,000	54,118
Trading book	26,135,000	31,501,816

TOTAL	26,190,000	31,555,934

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Credit and dilution risk

6.11. Credit risk mitigation techniques

The Grupo Santander applies various forms of credit risk mitigation based on client type and product type, among other factors. As we will later see, some are inherent in specific operations (e.g., real estate collateral) while others apply to a series of transactions (e.g., netting and collateral).

The various mitigation techniques can be grouped into the following categories:

6.11.1. Netting policies and processes

Netting involves offsetting gains and losses on multiple transactions of the same type under the umbrella of a master agreement such as ISDA or similar.

Market gains and losses on derivative transactions entered into with a given counterparty are offset against one another, so that if the counterparty defaults, the settlement figure is a single net amount, rather than a large number of positive and negative amounts relating to the individual transactions entered into with that counterparty.

An important feature of a master netting agreement is that it entails a single legal obligation, encompassing all the transactions covered by the agreement. This is what makes it possible to offset the risks of all the transactions covered by the agreement with a given counterparty.

6.11.2. Collateral management and valuation policies and processes

Collateral is property pledged by a customer or third party to secure the guaranteed obligation. Collateral assets may be:

•	Financial: cash, security deposits, gold etc.

•	Non-financial: real estate (residential or commercial), movable property etc.

For risk approval purposes, the highest possible level of collateral is required. Only collateral that meets the minimum qualitative requirements specified in the Basel agreements is taken into account for regulatory capital calculation purposes.

A very important type of collateral is financial collateral. Financial collateral consists of instruments with economic value and high liquidity that are deposited or transferred by one party in favour of another in order to guarantee or reduce any counterparty credit risk arising from portfolios of risk-bearing transactions between the two.

There are many different types of collateral arrangement, but whatever form the collateral may take, the ultimate aim, as in netting, is to reduce counterparty risk.

Transactions backed by collateral are marked to market periodically (usually daily) and the parameters defined in the collateral agreement are applied to the net result, so as to obtain an amount of collateral (usually cash) to be called from, or returned to, the counterparty.Real estate collateral is subject to periodic re-appraisal processes, based on actual market values for the different types of property, which meet all the requirements established by the regulator.

Below it is shown a table with the reasonable value of collaterals applied in counterparty risk mitigation

■ Table 75. IRB approach. Collateral composition for exposures (CCR5)*

    Thousands of Euros

	31 Dec. 2015
	a	b	c	d	e	f
	Collateral value in derivative transactions				Collateral used in SFTs
	Fair value of collateral received		Fair value of posted collateral
	Segregated	Unsegregated	Segregated	Unsegregated	Fair value of collateral received	Fair value of posted collateral
Cash - domestic currency	24,363,816	5,946,470,039	—	-11,162,602,380	2,492,749,961	-814,083,970
Cash - other currencies		1,788,705,798	—	-620,254,657	36,027,034	-320,289
Domestic sovereign debt	64,877,526	750,745,254	-503,337,154	-1,596,543,072	371,659,498	-123,879,561
Other sovereign debt	—	—		—	5,283,116	1,412,424
Government agency debt	26,928,360	9,512,181	-9,429,943	—	522,007	—
Corporate bonds	—	283,067,396	-39,450,726	—	512,385,288	-102,713,664
Shares	415,582,378	—	—	—	—	—
Other collateral	—	—	—	—	—	—

TOTAL	531,752,080	8,778,500,667	-552,217,823	-13,379,400,109	3,418,626,905	-1,039,585,060

*	This information only includes Spain (parent company), Mexico and UK as this kind of operative is exclusive from these geographies

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Real estate collateral is subject to periodic re-appraisal processes, based on actual market values for the different types of property, which meet all the requirements established by the regulator.

In applying mitigation techniques, the Bank adheres to the minimum requirements for risk mitigation established in the credit risk management policy manual. Briefly, these minimum requirements are as follows:

•	Legal certainty. Collateral and guarantees must be legally enforceable and realisable.

•	There must be no substantial positive correlation between the counterparty and the value of the collateral.

•	All collateral and guarantees must be properly documented.

•	The methodologies used for each mitigation technique must be documented.

•	The methodologies must be monitored and controlled at regular intervals.

Below it is shown a table with the reasonable value of collaterals applied in counterparty risk mitigation:

■ Table 76. Credit derivative exposures (CCR6)*

    Thousands of Euros

	Protection	Protection
	bought	sold
Notionals
Single name credit default swaps	17,310,482	12,325,123
Index credit default swaps	13,897,832	13,899,832
Total return swap	3,870,995	10,496,808
Credit options	—	—
Other credit derivatives	—	—
Total notionals	35,079,308	36,721,762
Fair values	-406,311	374,434
Positive fair value (asset)	120,140	1,001,685
Negative fair value (liability)	-750,008	-347,497

*	This information only includes Spain (parent company), Chile and UK as this kind of operative is exclusive from these geographies

6.11.3. Personal guarantees and credit derivatives

A personal guarantee is an agreement that makes one person liable for another person’s obligations to the Group. Examples include sureties, guarantees, stand-by letters of credit etc. Only personal guarantees provided by persons who meet the minimum requirements established by the supervisor can be recognised for capital calculation purposes.

Credit derivatives are financial instruments that are used mainly to hedge credit risk. By buying protection from a third party, the Bank transfers the risk of the underlying instrument issuer. Credit derivatives are over-the-counter (OTC) instruments, i.e. not traded on an exchange. Credit derivatives for hedging (mainly credit default swaps) are entered into with top-tier financial institutions. Specifically, approximately 98.3% of operations were accounted for by 14 credit institutions, of which 13 entities (the equivalent of 97.4% of the total) with a BBB+ rating or better (78.7% with an A- rating or better), one entity with BBB on the Standard & Poor’s scale.

In compliance with one of the transparency recommendations originally issued by the Basel Committee, the distribution of personal guarantees and credit derivatives for the corporates, banks, non-financial institutions and sovereigns segments by rating grade is shown below

■ Table 77. External rating guarantees. Corporates

    Millions of Euros

	31 Dec. 2015
	a	b
	Exposures	Exposures not
Corporates	in default	in default
AAA/AA	—	1,131
A	—	12,383
BBB	—	10,422
BB	67	3,978
B	462	294
Rest	46	110
Unrated	—	149

TOTAL	574	28,467

Banks
AAA/AA	—	6,735
A	—	3,700
BBB	—	1,770
BB	—	554
B	—	—
Rest	—	—
Unrated	—	84

TOTAL	—	12,843

Other financial institutions
AAA/AA	—	1,841
A	—	3,519
BBB	—	1,895
BB	1	297
B	—	—
Rest	—	—
Unrated	—	6

TOTAL	1	7,558

Sovereign
AAA/AA	—	6,548
A	—	5,428
BBB	—	1,062
BB	—	495
B	—	28
Unrated	—	—

TOTAL	—	13,561

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6.11.4. Hedged exposure by type of guarantee

The tables below show the original hedged exposure by collateral type and exposure category for cases where the collateral could be used to reduce capital requirements.

■ Table 78. Standardised approach. Credit risk mitigation techniques

   Thousands of Euros

	31 Dec. 2015		31 Dec. 2014
Original Hedged Exposure by collateral type and Risk Category	Financial guarantees	Personal guarantees	Financial guarantees	Personal guarantees
Standardised approach
Central governments and central banks	7,278,291	—	6,976,676	—
Regional governments and local authorities	—	96,299	—	96,313
Public sector entities	1,853	915,880	—	—
Institutions	1,898,926	770,201	1,193,172	913,065
Corporates	4,316,543	999,106	3,323,206	1,082,807
Retail portfolios	2,625,912	1,180,713	1,897,255	1,317,959
Defaulted exposures	295,769	32,119	—	—
Exposures secured by real estate property	—	193,753	—	47,843
Exposures to institutions and corporates with short-term credit ratings	—	—	78,031	—
Other exposures	—	1,554,893	—	1,284,839

TOTAL	16,417,295	5,742,964	13,468,340	4,742,826

■ Table 79. IRB approach. Credit risk mitigation techniques

    Thousands of Euros

	31 Dec. 2015		31 Dec. 2014
Original exposured covered by different guarantee types and risk category	Financial guarantees	Personal guarantees	Financial guarantees	Personal guarantees
IRB Method
Central administrations and banks	—	459,118	—	1,110,899
Institutions	—	15,943,726	230,097	1,251,580
Corporates	6,746,405	17,936,087	979,004	15,870,449
Retail	62,305	199,907	—	—

TOTAL	6,808,711	34,538,838	1,209,101	18,232,928

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Credit and dilution risk

6.11.5. Central counterparty exposure

The following tables show central counterparty entities’ exposure following risk mitigation techniques.

Grupo Santander does not have a specific policy on treating limits and collaterals at central counterparty entities. For more information on both management policies please consult the relevant sections in this document (7.1.3 Establishing limits and 7.10 Counterparty risk).

■ Table 80. Exposures to central counterparties (CCR8)*

    Thousands of Euros

31 Dec. 2015
	a	b
	EAD (post CRM)	RWA
Exposures to QCCPs (total)	8,128,940	386,270
Exposures for trades at QCCPs (excluding initial margin and default and contributions); of which	—	—
(i) OTC derivatives	4,756,231	95,125
(ii) Exchange-traded derivatives	—	—
(iii) Securities financing transactions	—	—
(iv) Nettings sets where cross-product netting has been approved	81,768	18,685
Segregated initial margin	—	—
Non-segregated initial margin	3,112,962	62,259
Pre-funded default fund contribution	—	—
Unfunded default fund contributions	177,980	210,201
Exposures to Non-QCCPs (total)	—	—
Exposures for trades at non-QCCPs (excluding initial margin and default and contributions); of which	—	—
(i) OTC derivatives	—	—
(ii) Exchange-traded derivatives	—	—
(iii) Securities financing transactions	—	—
(iv) Nettings sets where cross-product netting has been approved	—	—
Segregated initial margin	—	—
Non-segregated initial margin	—	—
Pre-funded default fund contribution	—	—
Unfunded default fund contributions	—	—

*	This information only includes Spain (parent company) as this kind of operative is exclusive from Santander Spain.

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Securitisations

7. Securitisations

7.1. Securitisations

7.1.1. Basic theoretical considerations on securitisation

In Grupo Santander, securitisation is given the treatment stipulated in chapter five of CRR. In assessing the characteristics of a transaction to determine whether it involves securitisation and must therefore be treated as per said chapter, both the legal form and the economic substance of the transaction are taken into consideration.

In accordance with the CRR, the following concepts will be interpreted having regard to the regulatory definitions given below:

Securitisation: a financial transaction or mechanism that takes the credit risk associated with an exposure or pool of exposures and divides it up into tranches with the following characteristics:

a)	Payments in the transaction or mechanism are dependent upon the performance of the securitised exposure or pool of exposures.

b)	The subordination of tranches determines the distribution of losses during the life of the transaction or mechanism.

Securitisation position: an exposure to a securitisation.For these purposes, the providers of credit risk protection with respect to positions of a specific securitisation are considered to hold positions in the securitisation.

Tranche: a contractually established segment of the credit risk associated with an exposure or pool of exposures such that each position in the segment entails a risk of credit loss greater or lesser than a position of the same amount in each other such segment, without taking into account credit protection provided by third parties directly to the holders of positions in the segment or in the other segments.

For these purposes, all securitisation positions either form a part of a tranche or constitute a tranche themselves.

Accordingly, the following types of tranches can be defined:

•	First-loss tranche: this tranche is given a weighting of 1.250%.

•	Mezzanine tranche: this is the tranche, other than the first-loss tranche, that ranks below the most senior position in the securitisation and below any position in the securitisation assigned a credit rating of 1 in the case of securitisations under the standardised approach or a rating of 1 or 2 in the case of securitisations under the IRB approach.

•	Senior tranche: any tranche that is neither a first-loss nor a mezzanine tranche. Within the senior tranche, the preferred senior tranche is the top tranche in the priority of payments, without taking into account for these purposes any amounts owed under interest rate or currency derivatives, brokerage charges or similar payments.

Traditional securitisation: tiTraditional securitisation: a securitisation involving the economic transfer of the securitised exposures to a securitisation special purpose vehicle (SPV), which issues securities.

This can be accomplished by the transfer of ownership of the securitised exposures from the originator or through sub-participation, which, for these purposes, includes the subscription of mortgage participation certificates, mortgage transfer certificates and similar securities by the SPVs. The securities issued by the SPV do not represent payment obligations of the originator.

Synthetic securitisation: a securitisation where the transfer of risk is achieved by using credit derivatives or guarantees and the securitised exposures continue to be exposures of the originator.

Resecuritisation: a securitisation in which the risk associated with a pool of underlying exposures is divided into tranches and at least one of the underlying exposures is a position in a securitisation.

Asset-backed commercial paper (ABCP) programme: a programme of securitisations in which the securities issued predominantly take the form of commercial paper maturing within one year or less.

Investor: any entity or party other than the originator or sponsor who maintains a securitisation position.

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Originator: an entity which:

a)	directly or through related entities participated directly or indirectly in the initial agreement that created the obligations or potential obligations of the debtor or potential debtor and gave rise to the securitisation of the exposure; or

b)	which acquires the exposures from a third party, includes them on its balance sheet and then securitises them.

Sponsor: entity other than the originator that establishes and manages a programme of securitisation notes, or other system of securitisation, whereby exposures are acquired from third parties and to which liquidity or credit facilities or other credit enhancements are generally granted.

7.1.2. Securitisation accounting policies

The rule for derecognising securitised assets is the same as the standard that generally applies for derecognising assets. The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1.	Where substantially all the risks and rewards are transferred to third parties, e.g. in asset securitisations in which the transferor neither retains subordinated debt nor grants any credit enhancement to the new holders, the transferred financial assets are derecognised and any rights or obligations retained or created in the transfer are recognised simultaneously.

2.	Where substantially all the risks and rewards associated with the transferred financial asset are retained (as in securitisations in which subordinated debt or some other type of credit enhancements are retained that absorb substantially all of the expected losses for the transferred asset or the probable variation of its net cash flows), the transferred financial asset is not derecognised and continues to be measured by the same criteria as before the transfer. On the contrary, the following are considered for accounting purposes:

a.	An associated financial liability ammounted to the consideration received, thereafter measured at amortised cost, unless the requirements for classification as other liabilities at fair value through profit or loss are met.

b.	The income from the transferred but not derecognised financial asset and any expense incurred on the new financial liability, without netting.

3.	Where substantially all the risks and rewards associated with the transferred financial asset are neither transferred nor retained, e.g. in securitisations in which the transferor takes on subordinated debt or some other type of credit enhancement for a portion of the transferred asset and thus significantly but not substantially reduces its exposure to the variation in the present value of future net cash flows, the following distinction is made:

a.	Where the transferor does not retain control, the transferred financial asset is derecognised and any right or obligation retained or created in the transfer is recognised.
b.	Where the transferor retains control of the transferred financial asset, it continues to recognise the transferred financial asset on its balance sheet for an amount equal to its exposure to possible changes in value and recognises a financial liability associated with the transferred financial asset. The net amount of the transferred asset and associated liability is the amortised cost of the rights and obligations retained, if the transferred asset is measured at amortised cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only removed from the balance sheet when the rights on the cash flows they generate are cancelled or when substantially all the inherent risks and rewards have been transferred to third parties. There is no specific accounting treatment for synthetic securitisations.

7.1.3. Management of the Group’s securitisation activity

7.1.3.1. The Group’s securitisation objectives and management

Through its securitisation activity the Group aims to:

•	Manage and diversify its credit risk: securitisation transactions and the subsequent sale of the securitisation bonds in the market serve to reduce the credit risk concentrations that can arise naturally from the Group’s commercial activity. The effective transfer of risks achieved through these transactions enables the Group to optimise its credit risk exposure and contributes to value creation.

•	Obtain liquidity: securitisation enables the Group to mobilise its balance sheet by transforming illiquid assets into liquid assets and obtain wholesale funding by selling or collateralising those transformed assets. Also, the retained securitisation positions can be used as collateral for discounting at the ECB.

•	Diversify funding sources: the liquidity obtained from securitisation allows the Group to diversify its funding sources in terms of duration and product.

•	Optimisation of capital consumption: In December 2015 a synthetic securitisation materialized of approximately 2,300 million Euros in which we purchased credit protection via a CDS with an investor for a portfolio of SME loans originated by Santander in Spain. In addition, pursuant to the same goal, the sale of intermediate tranches of traditional Santander Consumer securitisations has been carried out.

Via these operations we have reduced Risk weighted assets. Specifically, at the end of December, all these transactions generated savings of approximately 1,900 MM in RWA (-158 MM in regulatory capital)

Each year, based on the liquidity plan and taking into account certain prudential limits on raising short-term market funding, the Group establishes an issuance and securitisation plan for the year at unit global business level, a task carried out by financial management.

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7.1.3.2. Role of the Group in the securitisation activity

The Group’s role in the securitisation process is mainly that of originator of the underlying assets that have been securitised. Nevertheless, in addition to originating the underlying payments, the Group also plays a role in servicing the loans and granting subordinated loans and acts as the interest rate swap counterparty of the SPV that acquires the loans.

The Group also acts as an investor, acquiring positions in SPVs originated by non-Group entities, and/or retaining a portion of the positions originated by it.

The Group is sponsor of a securitisation transaction whose underlying consists of subordinated loans funding the reserve funds of various multi-issuer mortgage covered bonds.

The Group also acts as a structurer and underwriter in its own securitisations, as well as for third parties, leading and promoting new structures in different jurisdictions (such as PSA, Volta and Prado). This activity has been undertaken in the context of recovery of securitisation as a tool for channeling credit to the real economy, with special attention to SMEs.

The distribution of the activity carried out is shown by the Group at 31 December 2015:

Note: Includes the securitisation positions in Grupo Santander’s banking and trading books. In the originating activity, Rest includes Austria (0.29%) , Belgium (0.28%) , Poland (0.16%), Finland (0.66%), Sweden (0.53%), Denmark (0.29%), USA (0.57%) and Norway (1.40%).

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As the chart shows, origination accounts for more than 93% of the Group’s securitisation activity, while investment accounts for 6.36% and its sponsoring activity (the latter concentrated in Spain) 0.11%.

80% of the volume of emissions from the Group is concentrated in the UK, Spain and US.

On the investment end, 97% of acquisitions of investment positions are concentrated in Spain (38%), the United States (29%) and the United Kingdom (30%).

Furthermore, regarding the distribution of positions by country with the highest final debt level, it can be seen that 35% of the final risk is in the United States (because the positions that are invested from the USA are located in this country) and the rest are mainly distributed across Europe, as can be seen in the following graph:

7.1.3.3. Inherent risks of the Group’s securitisation activity

Securitisation offers advantages in terms of lower funding costs and better risk management. Nevertheless, it also involves certain inherent risks both for the originator and for investors. Grupo Santander is the originator and acts as investor in various SPVs and is therefore exposed to the following risks:

•	Credit risk: the risk that borrowers will fail to meet their obligations in due time and form, with consequent impairment of the underlying assets backing the securitisation positions. Credit risk is assessed by external credit rating agencies, which assign ratings to the securitisation positions. In Banco Santander, the maximum exposure in the banking book is limited by rating (AAA, AA, A, BBB, BB) and by type of underlying. In addition, published data on default of the underlying, credit quality of the originator and mandatory minimum ratios and ratings in the structure, as well as data on granularity, geographical distribution and type of underlying, are monitored continuously.

•	Prepayment risk: this is the risk of early repayment of all or part of the assets underlying the securitisation, so that the securitisation positions mature before the contractual maturity date of the underlyings. Calculation of the average life, return and duration of the securitisation positions is subject, among other things, to assumptions about the rate at which the underlying loans will be prepaid, which may vary. In Grupo Santander this risk is practically nil, as the contractual maturity of the securities issued is usually longer than that of any underlying.
•	Basis risk: this risk arises when there is a mismatch between the interest rates or maturities of the securitised assets and those of the securitisation positions. In Grupo Santander this risk is usually hedged with swaps.

•	Exchange rate risk: exists in securitisations in which the securitised assets are denominated in a different currency than the securitisation positions. In Grupo Santander, the risk arising from the currency mismatch between the underlying and the issue is usually hedged in the structure with a swap. The risk to PnL assumed in non-Euro bonds is managed at level of the Active Credit Portfolio Management (ACPM) area level.

•	Liquidity risk: is diminished by securitisation, through which naturally illiquid assets are transformed into debt securities that can be traded on exchanges. In some securitisations, however, such as those which issue commercial paper, liquidity risk is still significant and is manifested in the need to cover potential timing mismatches between interest payments on the underlying assets and payments of interest on the securities. In Grupo Santander this risk tends to be very small and is mitigated by liquidity lines included in the structure. The liquidity risk of bond positions is also managed by establishing maximum holding periods.

7.1.3.4. The Grupo Santander’s securitisation activity

In 2015, especially notable was the synthetic securitisation called Victoria, undertaken by Banco Santander, for a total amount of 2,300 million Euros. The hedge provided has been obtained from one of the largest pension fund managers in the Netherlands. This is a transaction in which Santander buys credit coverage (in the form ofCDS) from PGGM to cover potential losses from over 6,400 contracts for loans to small and medium-sized enterprises in the Santander Spain portfolio.

In a synthetic securitisation, an actual sale of the assets is not undertaken, but guarantees are used to transfer credit risk to third parties. This implies a direct benefit for the Bank, since it retains total control of the portfolio. Additionally, in this case, the use of a legal vehicle (Special Purpose Vehicle) has been disposed of, and the coverage is managed directly with the end customer in order to simplify the transaction and reduce costs (direct CDS).

It should be noted that the public market for synthetic securitisations in Europe, which collapsed after the financial crisis, has started offering new opportunities that the Bank has taken advantage of this transaction and it is expected to continue to generate new alternatives to optimize capital. Specifically, the operation has led the Group to free up RWA (Risk -Weighted Assets) of just over 700 million Euros.

In addition, over the course of 2015, we would also highlight the traditional securitisations of Santander Consumer Spain and Santander Consumer Germany, where intermediate tranches to achieve risk transfers have been sold. This operations result in RWA savings totalling EUR 387 million and EUR 887 millions, respectively.

Separately, the Group originates and holds positions in traditional securitisation funds whose underlying portfolios are composed mainly of mortgages, consumer and corporate loans. The Group also has an ABCP programme, the underlying portfolio of which consists of commercial bills of exchange. The Group is also the originator of four synthetic securitisation funds whose underlying assets comprise in two cases project finance loans, while the third comprises residential mortgages, and the fourth loans to SMEs.

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For each of these traditional structures, irrespective of the underlying product, Grupo Santander obtains a rating assigned by some of the following external rating agencies: Standard & Poors, Moody’s, Fitch, DBRS and Scope. Where a securitisation is placed on the market, the Group obtains ratings from at least two of those agencies. In the case of the synthetic securitisation an external rating has not been requested.

As for the investment activity, Grupo Santander maintains positions in securitisation funds originated by entities outside the Group whose underlying assets mainly comprise corporate loans, car loans, SME loans and mortgages.

The following tables detail this underlying asset class distribution of the securitisation positions issued and repurchased by the Group as originator, as investor and as a sponsor as of December 31, 2015, both in the banking and trading books.

Firstly, data disaggregation is shown according to the type of the securitisation and the class of the underlying securitised.

■ Table 81. Securitisation positions purchased or retained. Banking book

Thousands of Euros

	31 dec. 2015				31 dec. 2014
	Originator		Investor	Sponsor	Originator		Investor	Sponsor
	Issued positions	Retained positions	Purchased positions	Purchased positions	Issued positions	Retained positions	Purchased positions	Purchased positions
Traditional securitisations
Residential mortgages	52,901,304	36,603,821	1,740,913	—	59,734,168	37,544,498	1,269,752	—
Commercial mortgages	52,019	—	100	—	47,940	—	564	—
Credit cards	—	—	317,390	—	—	—	292,915	—
Finance leases	1,305,707	517,900	8,918	—	—	—	94,888	—
Loans to corporates or to SMEs treated as corporates	9,224,895	8,035,029	1,223,762	—	14,644,313	13,247,292	1,091,351	—
Consumer loans	37,280,435	15,796,685	251,422	—	34,739,969	17,415,811	778,924	—
Receivables	2,168,284	2,167,920	230,576	—	1,216,439	1,212,436	331,755	—
Mortgage covered bonds	450,000	—	—	—	450,000	—	—	—
Others	1,153,279	26,865	424,178	—	3,017,480	1,633,824	86,396	—
Resecuritisations
Residential mortgages	—	—	906	—	—	—	865	—
Commercial mortgages	—	—	—	—	—	—	6	—
Others	279,686	40,378	96,413	42,256	189,623	24,734	499,973	42,754
Synthetic securitisations
Residential mortgages	—	—	—	—	—	—	—	—
Commercial mortgages	464,850	452,416	—	—	565,357	548,323	—	—
Loans to corporates or corporates-SMEs	1,821,039	1,685,427	—	—
Others	978,270	851,009	—	—	1,109,441	964,934	—	—

TOTAL	108,079,768	66,177,450	4,294,578	42,256	115,714,729	56,072,455	4,472,328	42,754

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The table below details the exposure of all securitisations in the banking book, distinguishing between wholesale and retail underlyings:

■ Table 82. Securitisation exposures on the banking book (SEC1)

		a	b	c	e	f	g	i	j	k
		Bank acting as originator			Bank acting as sponsor			Bank acting as investor
		Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal
1	Retail (total)	52,400,506	—	52,400,506	—	—	—	2,495,784	—	2,495,784
2	Mortgage for house purchase	36,603,821	—	36,603,821	—	—	—	1,740,913	—	1,740,913
3	Credit card	—	—	—	—	—	—	317,390	—	317,390
4	Other retail exposures	15,796,685	—	15,796,685	—	—	—	436,575	—	436,575
5	Resecuritisation	—	—	—	—	—	—	906	—	906
6	Wholesales (total)	10,788,092	2,988,852	13,776,944	42,256	—	42,256	1,798,794	—	1,798,794
7	Corporate loans	8,035,029	1,685,427	9,720,456	—	—	—	1,223,762	—	1,223,762
8	Commercial mortgage	—	452,416	452,416	—	—	—	100	—	100
9	Finance leases and receivables	2,685,820	—	2,685,820	—	—	—	239,494	—	239,494
10	Other wholesale exposures	—	—	—	—	—	—	239,025	—	239,025
11	Resecuritisation	67,243	851,009	918,252	42,256	—	42,256	96,413	—	96,413

12	TOTAL	63,188,598	2,988,852	66,177,450	42,256	—	42,256	4,294,578	—	4,294,578

*	It has been considered all the securitisation portfolio (positions bought and retained)

It can be seen that regardless of the role played by the Bank, the securitisation portfolio is predominantly focused on retail.

On the other hand, the following table shows the distribution of the trading portfolio according to the class of the underlying asset. It can be noted a great concentration in the mortgages securitisations.

■ Table 83. Securitisation positions purchased or retained. Trading book

Thousands of Euros

	31 dec. 2015			31 dec. 2014
	Originator	Investor	Sponsor	Originator	Investor	Sponsor
	Retained positions	Purchased positions	Purchased positions	Retained positions	Purchased positions	Purchased positions
Traditional securitisations	18,718	118,717	36,792	41,804	390,583	68,535
Residential mortgages	2,909	100,967	—	36,508	290,983	—
Loans to corporates or to SMEs treated as corporates	—	8,111	—	—	42,564	—
Consumer loans	15,809	5,889	—	5,296	48,014	—
Others	—	3,750	36,792	—	9,022	68,535
Resecuritisations	—	19,021	—	—	82,060	—
Securitisation positions	—	19,021	—	—	82,060	—
Correlation portfolio	—	35,552	—	—	50,228	—
Synthetic baskets	—	35,552	—	—	50,228	—

TOTAL	18,718	173,290	36,792	41,804	522,871	68,535

Mark-to-market of positions in the trading book has been included.

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Additionally, the table below details the exposure of all securitisations in the banking book, but on this occasion, distinguishing between wholesale and retail underlyings:

■ Table 84. Securitisation exposures on the trading book (SEC2)

		a	b	c	e	f	g	i	j	k
		Bank acting as originator			Bank acting as sponsor			Bank acting as investor
		Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal
1	Retail (total)	18,717	—	18,717	—	—	—	106,856	—	106,856
2	Mortgage for house purchase	2,908	—	2,908	—	—	—	100,967	—	100,967
3	Credit card	—	—	—	—	—	—	—	—	—
4	Other retail exposures	15,809	—	15,809	—	—	—	5,889	—	5,889
5	Resecuritisation	—	—	—	—	—	—	—	—	—
6	Wholesale (total)	—	—	—	36,792	—	36,792	30,882	50,228	81,110
7	Corporate loans	—	—	—	—	—	—	8,111	—	8,111
8	Commercial mortgage	—	—	—	—	—	—	—	—	—
9	Finance leases and receivables	—	—	—	—	—	—	2,027	—	2,027
10	Other wholesale exposures	—	—	—	36,792	—	36,792	1,723	—	1,723
11	Resecuritisation	—	—	—	—	—	—	19,021	—	19,021
12	Correlation portfolios	—	—	—	—	—	—	—	50,228	50,228

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Furthermore, the following table details securitisation funds originated by the Group with the highest outstanding balance at December 31, 2015:

■ Table 85. Inventory of originated securitisation SPVs with largest outstanding balance

    Thousands of Euros

		Balance issued			Repurchased balance
					On-balance sheet exposures
Securitisation fund	TYPE	Senior tranches	Mezzanine tranches	First-loss tranches	Senior tranches	Mezzanine tranches	First-loss tranches	Off-balance- sheet exposures
LANGTON SECURITIES 2008 SPV	Residential mortgages	6,205,785	—	2,060,767	5,918,324	—	2,060,767	287,462
HOLMES MASTER ISSUER PLC 2000 SPV	Residential mortgages	5,471,565	185,973	2,500,170	—	—	2,500,170	391,253
FOSSE MASTER ISSUER PLC 2006 SPV	Residential mortgages	5,934,131	35,512	1,775,729	—	—	1,775,729	288,781
RMBS Santander 3	Residential mortgages	4,474,811	—	1,882,414	4,474,811	—	1,882,414	—
FTA PYMES SANTANDER 12	Consumer loans	2,100,000	—	945,700	2,100,000	—	945,700	—
SC Germany Auto 2014-2	Residential mortgages	2,895,000	—	135,000	2,895,000	—	135,000	—
RMBS Santander 4	Residential mortgages	2,227,274	—	738,235	1,613,830	—	738,235	—
RMBS SANTANDER 5	Residential mortgages	2,100,000	—	840,830	2,100,000	—	840,830	—
RMBS Santander 2	Loans to corporates or corporates SMEs	2,088,106	—	797,880	2,088,106	—	797,880	—
Pymes Santander 10	Loans to corporates or corporates SMEs	914,383	893,000	851,863	728,801	893,000	851,863	—
Pymes Santander 11	Payments receivables	1,122,813	—	1,185,445	1,122,813	—	1,185,445	—
FTA Santander 2	Loans to corporates or corporates SMEs	1,000,000	—	1,168,284	999,636	—	1,168,284	—
VICTORIA	Loans to corporates or corporates SMEs	1,675,356	136,578	9,105	1,675,356	966	9,105	—
Santander Drive Auto Receivables Trust 2015-4	Consumer loans	688,382	333,205	—	—	—	—	—
MOTOR 2015-1PLC	Consumer loans	939,459	87,486	—	97,691	87,486	—	—

A breakdown is shown below of securitisation in the banking book with its corresponding capital consumption opened by RW level when the Group acts as originator or sponsor.

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In this table it can be noted that the advanced approach (RBA and SFA) is applied to most of the exposures. At the same time, it can be highlighted that the largest proportion of the portolio holds the best RW, thus reflecting its high quality.

■ Table 86. Securitisation exposures on the banking book and associated regulatory capital requirements (Bank acting as originator or sponsor) (SEC3)

	a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q
	Value of the exposure (by RW interval)					Value of the exposure (by regulator method)				RWA (by regulator method)				Capital requirement after ceiling
	<= 20% RW	> 20% to 50% RW	> 50% to 100% RW	> 100% to 1250% RW	1250% RW	IRB RBA (including IAA)	IRB SFA	SA/ SSFA	1250%	IRB RBA (including IAA)	IRB SFA	SA/ SSFA	1250%	IRB RBA (including IAA)	IRB SFA	SA/ SSFA	1250%
1 Total exposure	3,693,662	19,057	106,600	16,588	99,542	2,220,313	1,685,427	29,708	—	478,735	237,679	12,414	—	38,299	19,014	993	—
2 Traditional securitisation	2,018,306	19,057	106,600	6,517	99,542	2,220,313	—	29,708	—	478,735	—	12,414	—	38,299	—	993	—
3 Of which, securitisation	2,018,306	19,057	66,600	4,261	99,542	2,178,057	—	29,708	—	446,121	—	12,414	—	35,690	—	993	—
4 Of which, retail underlying	2,018,306	19,057	66,600	2,300	72,677	2,151,191	—	27,747	—	287,520	—	5,550	—	23,002	—	444	—
5 Of which, wholesale underlying	—	—	—	1,961	26,865	26,865	—	1,961	—	158,601	—	6,864	—	12,688	—	549	—
6 Of which, resecuritisation	—	—	40,000	2,256	—	42,256	—	—	—	32,614	—	—	—	2,609	—	—	—
7 Of which, preference	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
8 Of which, non-preference	—	—	40,000	2,256	—	—	—	—	—	32,614	—	—	—	2,609	—	—	—
9 Synthetic securitisation	1,675,356	—	—	10,071	—	—	1,685,427	—	—	—	237,679	—	—	—	19,014	—	—
10 Of which, securitisation	1,675,356	—	—	10,071	—	—	1,685,427	—	—	—	237,679	—	—	—	19,014	—	—
11 Of which, retail underlying	1,675,356	—	—	10,071	—	—	1,685,427	—	—	—	237,679	—	—	—	19,014	—	—
12 Of which, wholesale underlying	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
13 Of which, resecuritisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
14 Of which, preference	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
15 Of which, non-preference	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

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The same details are shown below with the securitisations of the investment portfolio with its corresponding capital consumption but when the Group acts as an investor:

■ TabLe 87. Securitisation Exposures in the banking book and associated regulatory capital requirements (Bank acts as an investor) (SEC4)

	a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q
	Value of the exposure (by RW interval)					Value of the exposure (by regulator method)				RWA (by regulator method)				Capital requirement after ceiling
	<= 20% RW	> 20% to 50% RW	> 50% to 100% RW	> 100% to 1250% RW	1250% RW	IRB RBA (including IAA)	IRB SFA	SA/ SSFA	1250%	IRB RBA (including IAA)	IRB SFA	SA/ SSFA	1250%	IRB RBA (including IAA)	IRB SFA	SA/ SSFA	1250%
1 Total exposure	2,654,758	1,313,661	301,781	41	130	2,969,343	—	1,300,997	30	439,134	—	687,149	373	35,131	—	54,972	30
2 Traditional securitisation	2,654,758	1,313,661	301,781	41	130	2,969,343	—	1,300,997	30	439,134	—	687,149	373	35,131	—	54,972	30
3 Of which, securitisation	2,588,536	1,282,564	301,781	41	130	2,872,054	—	1,300,997	30	413,028	—	687,149	373	33,042	—	54,972	30
4 Of which, resecuritisation	66,222	31,097	—	—	—	97,319	—	—	—	26,106	—	—	—	2,089	—	—	—
5 Of which, preference	66,222	8,698	—	—	—	74,920	—	—	—	16,344	—	—	—	1,308	—	—	—
6 Of which, non-preference	—	22,399	—	—	—	22,399	—	—	—	9,762	—	—	—	781	—	—	—
7 Synthetic securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

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The previous table reflects that nearly 70% of the securitisations in which the Bank invests belong to entities where capital requirements are calculated under the advanced IRB models. This is mainly the case of Santander Spain and Santander UK. On the other hand, the standardised approach is relevant in US.

Finally, in its securitisation activity, both as originator and as investor, the Group complies with the economic interest retention required under chapter five of CRR and with the control policy and procedure requirements for all SPVs created after 1 January 2011. Accordingly, for all securitisations originated since 1 January 2011, the Group:

•	constantly retains a net economic interest of no less than 5%.

•	makes available to investors all the necessary information to ensure the risks of the investment are fully known before purchase and to allow the performance of the investment to be monitored on a regular basis. This information includes details of the risk criteria applied to the securitised exposures, which in all cases are the same as for the non-securitised exposures on the originator’s balance sheet.

Similarly, for investor positions in securitisations originated since 1 January 2011, the Group:

•	carries out due diligence to ensure that the investment risks are known before purchase and to be able to monitor the performance of the investment on a regular basis.

•	checks that the originator of the securitisations retains a net economic interest of no less than 5%.

As Grupo Santander complies with these requirements, no capital surcharge is applied.

The Group’s securitisation activity during 2015

In 2015, the Group created 33 traditional securitisation funds whose underlying portfolios comprise consumer loans constituting 55% of the underlying of the emissions, loans to enterprises or SMEs (22%) and residential mortgages amounting to 16% of the emissions carried out.

Out of the total issues carried out in 2015, the Group retains 57% of the securitisation positions. There is not significant credit risk transfer in none of the SPVs originated in 2015.

The accompanying table gives a breakdown of initial balance of the securitisation positions issued and retained by the Group in 2015 on their date of origination.

■	Table 88. Initial balance, by type of securitised asset, of the positions of securitisation SPVs originated in 2015

Thousands of Euros

	31 Dec. 2015		31 Dec. 2014
Type of underlying asset	Securitised exposures at the origination date	Repurchased balance	Securitised exposures at the origination date	Repurchased balance
Traditional securitisations	27,914,221	15,141,260	37,149,856	26,095,263
Residential mortgages	4,886,200	4,603,557	12,372,966	12,334,918
Loans to corporates or to SMEs treated as corporates	6,693,800	6,693,800	6,920,000	5,636,560
Consumer loans	16,282,784	3,843,903	17,519,685	8,099,051
Others	51,437	—	337,205	24,734
Synthetic securitisations	1,884,090	1,884,090	—	—
Loans to corporates or SMEs	1,884,090	1,884,090	—	—

TOTAL	29,798,311	17,025,350	37,149,856	26,095,263

This originator activity was concentrated in Spain (45%), United States (32%) and Germany (9%). The new securitisations originated during 2015 are summarised in the accompanying table:

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■ Table 89. List of new securitisations originated during 2015, organised by country and originator institution and ordered by initial issue volume

Name of securitisation	Type of underlying asset	Originator	Initial issue	Country in which originated
PymesSantander11	Loans to corporates or SMEs	Santander	3,753,800	Spain
RMBS Santander 4	Residential mortgages	Santander	3,097,500
FTA RMBS SANTANDER 5	Residential mortgages	Santander	1,338,700
FTA PYMES SANTANDER 12	Loans to corporates or SMEs	Santander	2,940,000
VICTORIA	Loans to corporates or SMEs	Santander	1,884,090
FTA RMBS PRADO I	Residential mortgages	UCI	450,000

			13,464,090	45.18%

SC Germany Consumer 2015-1	Consumer loans	Consumer Germany	1,400,000
SC Germany Vehicles 2015-1	Consumer loans	Consumer Germany	700,000	Germany
SC Germany Vehicles 2015-1	Consumer loans	Consumer Germany	700,000

			2,800,000	9.40%

Bilkredit 7 limited	Consumer loans	Consumer Nordics	571,490	Nordics
SCFI RAHOITUSPALVELUT	Consumer loans	Consumer Nordics	389,400

			960,890	3.22%

SANTANDER DRIVE AUTO RECEIVABLES TRUST 2015-5	Consumer loans	SCUSA	111,858
CHRYSLER CAPITAL AUTORECEIVABLES TRUST 2015-B	Consumer loans	SCUSA	723,799
SANTANDER DRIVE AUTO RECEIVABLES TRUST2015-1	Consumer loans	SCUSA	1,216,056
Santander Drive Auto Receivables Trust 2015-D	Consumer loans	SCUSA	919,840
Santander Drive Auto Receivables Trust 2015-4	Consumer loans	SCUSA	1,164,582
DRIVE AUTO RECEIVABLES TRUST 2015-C	Consumer loans	SCUSA	659,419
Santander Drive AutoReceivables Trust 2015-S7	Consumer loans	SCUSA	112,979
Santander Drive Auto Receivables Trust 2015-S6	Consumer loans	SCUSA	32,700
Santander Drive Auto Receivables Trust 2015-S5	Consumer loans	SCUSA	54,009	USA
Santander Drive Auto Receivables Trust 2015-S4	Consumer loans	SCUSA	40,048
Santander Drive Auto Receivables Trust 2015-S3	Consumer loans	SCUSA	50,335
Santander Drive Auto Receivables Trust 2015-S2	Consumer loans	SCUSA	64,848
Santander Drive Auto Receivables Trust 2015-S1	Consumer loans	SCUSA	51,437
Santander Drive Auto Receivables Trust 2015-3	Consumer loans	SCUSA	972,558
Santander Drive Auto Receivables Trust 2015-2	Consumer loans	SCUSA	1,074,053
Drive Auto Receivables Trust 2015-B	Consumer loans	SCUSA	918,527
Chrysler Capital Auto Receivables Trust 2015-A	Consumer loans	SCUSA	672,407
Santander Drive Auto Receivables Trust 2015-A	Consumer loans	SCUSA	654,009

			9,493,466	31.86%

MOTOR2015-1PLC	Consumer loans	SC UK	1,026,945	UK

			1,026,945	3.45%

Silk Finance nº4	Consumer loans	Silk Finance	614,600
SC Poland Consumer 15-1SP.ZO.O.	Consumer loans	SC Polonia	246,517	Rest of
GoldenBar 2015-1	Consumer loans	SC Italia	700,000	Europe
SC AUSTRIA FINANCE 2013-1SA	Consumer loans	SC Austria	491,803

			2,052,921	6.89%

		TOTAL	29,798,311

See Annex IV with the list of specialised management companies within the scope of regulatory consolidation.

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8. Market risk

8.1. Activities subject to market risk

The measurement, control and monitoring of market risk extends to all operations exposed to capital losses. This risk arises from changes in the risk factors (interest rate, exchange rate, equities, credit spread, commodity prices and the volatility of each of these factors) and from the liquidity risk of the various products and markets in which the Group operates.

The activities are segmented according to the purpose of the risk taken:

a)	Trading: this includes financial services for customers and trading and the taking of positions, mainly in fixed-income, equity and currency products.

b)	Structural risks: these are composed of the market risks inherent in the balance sheet, not including the trading book, namely:

•	Structural interest rate risk: this risk arises from mismatches in the maturities and repricing of all the balance sheet assets and liabilities.

•	Structural foreign currency risk/hedges of results: foreign currency risk arising from the currency in which investments in the consolidated and non-consolidated companies are made (structural exchange rate). This category also includes the positions taken to hedge the foreign currency risk on future results generated in currencies other than the Euro (hedges of results).

•	Structural equity risk: this includes equity investments in non-consolidated, financial and non-financial companies, and the available-for-sale portfolios of equity positions.

8.2. Trading

The basic metric used to control Market Risk in trading operations by Grupo Santander during 2015 was the value at risk (VaR). VaR measures the maximum expected loss for a given confidence level and time horizon.

VaR is used because it is easy to calculate and because it provides a good reference for the level of risk incurred. In addition, other measures are used to give greater control over the risks in the markets in which the Group operates.

One of these other measures is scenario analysis, which consists of defining alternative behaviours for various financial variables and determining the impact on results when these scenarios are applied to the Group’s activities. The scenarios may replicate past events (such as crises) or, conversely, they may describe plausible scenarios unrelated to past events. At least three types of scenarios are defined: plausible, severe and extreme. Together with VaR, these three types of scenarios provide a much more complete understanding of the risk profile.

In line with the principle of business unit independence, the market risk area monitors positions daily, both at the level of the individual unit and globally, exhaustively controlling for changes in portfolios so as to detect any incidents and correct them immediately. The preparation of a daily income statement is an excellent risk indicator, insofar as it helps to identify the impact that changes in financial variables have had on the portfolios.

Lastly, derivatives and credit management activities, being atypical, are controlled daily using -specific measures. In the case of derivatives, controls are conducted of sensitivity to fluctuations in the price of the underlying (delta and gamma), volatility (vega) and time (theta). For credit management activities, measures such as spread sensitivity, jump-to-default, exposure concentrations by rating level etc. are subjected to systematic review.

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8.2.1. Value at Risk

The Grupo Santander’s VaR calculation methodology consists of historical simulation with a 99% confidence level and a one-day horizon for internal risk management , and a ten-day horizon for the calculation of equity market risk. Statistical adjustments are made to enable swift and efficient incorporation of the most recent events affecting the levels of risk undertaken. Currently, all units use historical simulation with full revaluation, except for market risk Spain, which, though it uses this methodology for certain portfolios, applies historical simulation using a Taylor series approximation for the bulk of its portfolios. The Group uses a two-year window, or 520 daily readings, backwards in time from the VaR calculation reference date. Two figures are calculated each day, one by applying an exponential decline factor that gives a smaller weighting to the earliest readings, and another with uniform weightings for all observations. The reported VaRis the higher of these two figures.

At the end of December 2015 Grupo Santander had authorisation from the Bank of Spain for the use of the internal market risk model for the calculation of regulatory capital in the trading books of the Spain, Chile, Portugal and Mexico units.

The Group’s aim is to gradually extend this approval to the other units that have a trading portfolio, in line with the gradual implementation plan submitted to the Bank of Spain. The total regulatory capital figure using the internal model is calculated as the linear sum of the individual regulatory capital figures of the units that have Bank of Spain approval, that is, without considering diversification between units.

At year-end 2015, VaR by geography was as follows:

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■ Table 90. VaR, Stressed VaR and

    IRC by geography

    EUR Million

Spain
Chg (10 days – 99%)
1	Maximum	104,9
2	Average	43,3
3	Minimum	22,2
4	End of period	34,4
Stressed VaR (10 days - 99%)
5	Maximum	174,5
6	Average	108,5
7	Minimum	62,0
8	End of period	67,8
Incremental Risk Charge (99.9%)
9	Maximum	293,3
10	Average	204,9
11	Minimum	119,3
12	End of period	149,9
Capital requirements due to incremental risk (99.9%)
13	Maximum	—
14	Average	—
15	Minimum	—
16	End of period	—
17	Floor (standardised measurement method)	—

Chile
Chg (10 days – 99%)
1	Maximum	10.2
2	Average	3.9
3	Minimum	1.8
4	End of period	3.9
Stressed VaR (10 days - 99%)
5	Maximum	20.7
6	Average	8.9
7	Minimum	3.5
8	End of period	8.7
Incremental Risk Charge (99.9%)
9	Maximum	16.4
10	Average	9.8
11	Minimum	5.2
12	End of period	6.6
Capital requirements due to incremental risk (99.9%)
13	Maximum	—
14	Average	—
15	Minimum	—
16	End of period	—
17	Floor (standardised measurement method)	—

Mexico
Chg (10 days – 99%)
1	Maximum	27.2
2	Average	12.7
3	Minimum	8.1
4	End of period	11.8
Stressed VaR (10 days - 99%)
5	Maximum	54.0
6	Average	25.2
7	Minimum	13.1
8	End of period	22.1
Incremental Risk Charge (99.9%)
9	Maximum	67.7
10	Average	60.8
11	Minimum	57.2
12	End of period	61.1
Capital requirements due to incremental risk (99.9%)
13	Maximum	—
14	Average	—
15	Minimum	—
16	End of period	—
17	Floor (standardised measurement method)	—

Portugal
Chg (10 days – 99%)
1	Maximum	0,16
2	Average	0,03
3	Minimum	0,01
4	End of period	0,08
Stressed VaR (10 days - 99%)
5	Maximum	0,10
6	Average	0,03
7	Minimum	0,01
8	End of period	0,01
Incremental Risk Charge (99.9%)
9	Maximum	—
10	Average	—
11	Minimum	—
12	End of period	—
Capital requirements due to incremental risk (99.9%)
13	Maximum	—
14	Average	—
15	Minimum	—
16	End of period	—
17	Floor (standardised measurement method)	—

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By way of a summary, the Group’s average VaR for trading business in 2015 was EUR 15.6 million, despite the continued high volatility caused by Europe’s sovereign debt crisis. Also, it could be said that the Group’s trading risk profile was low in comparison to other similar financial groups. Dynamic management of risk enables the Group to adopt changes in strategy to take up opportunities in an uncertain environment.

Note: for further details on VaR’s historical distribution and developments and on structured instruments, see section 7.2 of the Risk Management section in the Annual Report.

8.2.2. Stressed VaR

The methodology for calculating stressed VaR is the same as that used for calculating VaR, with two differences:

•	Historical window of observations of the factors: in the stressed VaR calculation a window of 260 data readings is used, instead of the 520 used for computing the ordinary VaR measurement.

•	Unlike the method used for the ordinary VaR calculation, stressed VaR is not obtained as the higher of the percentile with uniform weighting and the percentile with an exponential decline factor; instead, the uniform weighting percentile is used directly.

All other aspects of the methodology and inputs for calculating stressed VaR are the same as for the VaR.

With respect to determining the period of observations, Methodology has analysed the history of a subset of market risk factors selected on the basis of an expert analysis of the most significant positions in the books. The scope considered was the treasury departments for which there was Bank of Spain approval for the use of the internal model at 31 December 2015: Spain, Chile, Portugal and Mexico.

The current windows determined to calculate stressed VaR are:

Stress Window
Spain	29/08/2008 - 31/08/2009
Chile	08/05/2008 - 22/05/2009
Brazil	29/08/2008 - 31/08/2009
Mexico	29/08/2008 - 31/08/2009
Portugal	17/03/2008 - 18/03/2009

These stress windows are regularly revised, and a daily check is run on the validity of the window to compare both VaR and stressed VaR. This check may determine that an analysis is required of the loss and gain vectors used to calculate the VaR values in order to determine the positions and market movement that made VaR exceed stressed VaR over a continuous period of time.

The aim of the analysis is to identify and attempt to separate the causes of the exceptions into two basic categories:

•	Market movements: it could be necessary to revise the window.

•	Significant changes in the composition of the portfolio: in this case any analysis would have to be conducted with the Business department to ascertain whether the new positions will be permanent, or if they are one-off operations, and thus decide whether the window should be revised.

If analysis of the exceptions of percentile VaR with respect to stressed VaR concludes that the current window used to calculate daily VaR covers a period with greater market volatility than the stress window used to calculate stressed VaR, the stress window will be revised.

8.2.3. Incremental Risk Charge

Following the recommendations of the Basel Committee on Banking Supervision and applicable rules, an additional metric is calculated in relation to the issuer risk inherent in the trading portfolios: the incremental risk charge (IRC).

The IRC is intended to measure both the rating migration risk and any incremental default risk that is not captured by VaR through changes in credit spreads. The IRC metric is calculated, where applicable, for public and private fixed-income bonds, bond derivatives and credit derivatives.

The method used to calculate the IRC, which is essentially similar to that applied to the credit risk of non-trading book exposures, is based on the Merton structural model, which is developed internally and features direct measurements on the loss distribution at the appropriate percentile (99.9%). The IRC calculation methodology uses a loss distribution generated by Monte Carlo simulation and based on a mapping induced by credit drivers, with a one-year liquidity horizon.

To calculate the IRC, Santander determines the potential loss with a 99.9% confidence interval and a one-year capital horizon.

8.2.4. Stress testing

Various types of stressed scenarios are currently applied:

•	VaR scenarios: market variables simulated within three and six standard deviations either side of the mean. These scenarios help define a portfolio’s risk profile.

•	Historical scenarios: scenarios are constructed on the basis of relevant historical events and are used to forecast maximum losses that would occur if these events were repeated.

•	Severe crisis scenarios: extreme scenarios based on movements in market variables that do not correspond to a knownhistorical scenario.

•	Plausible scenarios: another alternative is to perform the stress test using scenarios based on expectations of future market performance. These expectations are based on scenarios that are not as extreme as the stressed scenarios.

When defining the scenarios in which the portfolios are to be tested a distinction is made between two cases:

•	Global scenarios, which are common to all units. These are defined globally and each unit is responsible for calculating the movements of the variables that apply to them

•	Abrupt crisis: an ad hoc scenario with sudden jolts to markets. Rise in interest rate curves, steep drops in stock markets, strong dollar appreciation against all other currencies, spike in volatility and in lending spreads.

•	9-11 crisis: historical scenario of the 11 September 2001 attacks, with major impact on US and world markets. This is subdivided into two scenarios: I) maximum accumulated loss up to the worst moment

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of the crisis, and II) maximum one-day loss. Both scenarios posit plunges in stock markets, interest rate declines in the core markets and increases in emerging markets, and dollar appreciation against all other currencies

•	Subprime crisis: historical scenario of the crisis triggered in the market on the heels of the subprime mortgage crisis in the US. The analysis seeks to capture the impact on results of the liquidity crunch in the markets. The scenarios will have two different time horizons: 1 day and 10 days. Both scenarios posit plunges in stock markets, interest rate declines in the core markets and increases in emerging markets, and dollar appreciation against all other currencies.

•	Adverse scenario: this reflects the systemic risks currently considered the greatest threats to banking stability in the European Union. Events occurring in this scenario take into account increases in global bond yields along with an incremental fall in the creditworthiness of countries with low demand; stagnation of political reforms jeopardising the sustainability of public finances and a lack of the adjustments necessary to maintain reasonable market funding.

A consolidated monthly stress test is prepared, under the supervision of the globalmarket risk committee, with explanations of the main variations in the results for the different scenarios and units. An alert mechanism is also in place, so that when a scenario returns a loss that is high by historical standards or in terms of the capital consumed by the portfolio in question, the relevant business head is notified.

The stress test is performed by applying the same methodologies for all sub-portfolios covered by the internal market risk model.

The table below shows the results at 31 December 2015, broken down by risk factor (interest rate, equities, foreign currency, credit spread, commodities and the volatility for each), in a scenario in which volatility equivalent to six standard deviations in a normal distribution is applied. The scenario is defined by taking for each risk factor the change that produces the highest potential loss in the global portfolio.

■	Table 91. Stress scenario: Maximum volatility (worst case)

EUR Million

	Interest rate	Equities	Foreign currency	Credit spread	Commodities	Total
TOTAL TRADING	-130.1	-3.3	-10.4	-20.2	-0.1	-164.2
Europe	-119.7	-1.5	-0.3	-19.8	-0.1	-141.4
Latin America	-10.2	-1.8	-10.1	0.0	0.0	-22.1
US	0.0	0.0	0.0	0.0	0.0	0.0
Global activities	-0.3	0.0	0.0	-0.4	0.0	-0.7
Asia	0.0	0.0	0.0	0.0	0.0	0.0

The stress test shows that the economic loss suffered by the Group in its trading portfolios, in terms of the mark to market (MtM) result, would be, if the stress movements defined in the scenario materialised in the market, EUR 164.2 million. This loss would be concentrated in Europe (in the following order: interest rates, credit spread and equities) and Latin America (in the following order: interest rates, exchange rates and equities).

8.2.5. Backtesting

The general aim of backtesting is to contrast the accuracy of the Value at Risk (VaR) calculation model. In other words, whether to accept or reject the model used to estimate the maximum loss on a portfolio with a given level of confidence, over a certain period of time.

Backtesting is analysed at local level by the local market risk control units. The market risk consolidation unit is responsible for backtest reporting at consolidated level. It is important to note that the backtesting methodology is applied identically to all the sub-portfolios covered by the internal market risk model.

The backtesting exercise consists of comparing the VaR forecasts, given a certain confidence level and time horizon, with the actual losses incurred over a time horizon equal to the VaR time horizon.

Three types of backtesting have been defined:

•	‘Clean’ backtesting: the daily VaR is compared with the results obtained without taking into account the intraday results or the changes in the portfolio’s positions. This method contrasts the effectiveness of the individual models used to assess and measure the risks of the different positions.

•	Backtesting on complete results: the daily VaR is compared with the day’s net results, including the results of the intraday operations and those generated by commissions.

•	Backtesting on complete results without mark-ups or fees: the daily VaR is compared with the day’s net results from intraday operations but excluding those generated by mark-ups and commissions. This method aims to give an idea of the intraday risk assumed by the Group’s treasuries.

In order to calibrate and control the effectiveness of the internal market risk measurement and management-systems, in 2015 the Group regularly performed the required benchmark tests and analyses, with the conclusion that the model was reliable.

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Number of exceptions

An exception occurs whenever the losses or gains observed in a day exceed the VaR estimate. The number (or percentage) of exceptions recorded is one of the most intuitive indicators for establishing a model’s accuracy.

The confidence level for the VaR calculation is a measure of the number of exceptions expected to occur in a given time window. For example, if the daily VaR is calculated with a confidence level of 99%, the percentiles of interest are the 1st and the 99th percentiles of the P&L distribution, so we should expect 2% of exceptions during the days studied (1% due to excess profit and 1% due to excess loss).

If there are significantly more, or fewer, exceptions, this may be (but is not necessarily) a sign of problems in the VaR model used. With the observed P&L and estimated VaR data it is possible to construct a hypothesis test to check the validity of the VaR/P&L relationship.

Time between exceptions

The confidence level for the VaR is also a measure of the number of days that can be expected to elapse between successive exceptions. For example, if the daily VaR is calculated at 99% confidence (1st and 99th percentiles), we may expect a mean time of approximately 50 days between exceptions.

Similarly to what was explained in relation to the frequency of exceptions, hypothesis-testing can be done based on the time between exceptions as a means of validating the VaR model.

Breadth between exceptions

Whereas the VaR predicts with a certain probability the risk that is assumed, the average excess (or expected shortfall) is a predictor, for that probability, of the average loss once the VaR has been exceeded. This study should be included when analysing the backtesting report in order to obtain the size of the potential losses that exceed the VaR level.

Daily VaR/P&L relationship

To validate the VaR model, it is not enough to analyse the number and type of exceptions that occur in a given time frame. Other indicators must be observed in order to ensure the model’s consistency. One such indicator is the daily VaR/P&L relationship.

This relationship is defined as follows:

•	The P&L figure, as a percentage of VaR, on all the days on which there are no exceptions (losses or gains).

•	Calculation of the arithmetic mean of these figures.

The percentage should be close to a value determined by the VaR confidence level, because the higher the chosen confidence level, the higher the VaR estimate (and the smaller the P&L results as a percentage of that estimate).

If the percentage observed is much higher than expected, the risk is being underestimated, and the model should be reviewed. Conversely, if the percentage is much smaller than expected, the risk is being overestimated and the model should be reviewed. The latter outcome may be desirable, however, if the aim is to maintain conservative risk estimates. The chart below shows annual backtesting at year-end 2015 for each of the units with intern model regulatory approval:

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The table below shows the number of exceptions at 31 December 2015 for the units with internal model approval:

■	Table 92. Exceptions in units with internal model

	Exceptions	Model Status
Spain	6	Valid
Chile	5	Valid
Portugal	3	Valid
Mexico	0	Valid

The exceptions in Spain on 9-Jan and 17-apr were caused by a fall in the Santander share price. The exception on 27-jul was due to high equity volatility. The exception on 24-aug was the result of the combined effect of the Brazilian real depreciation against the dollar and the Euro, and a global fall in equity. The exception on 24-sep was caused by the Brazilian real depreciation against the dollar and the Euro. The exception on 04-dec was caused by the Euro’s apreciation against the dólar and movements in the Euro’s curve.

The exceptions in Chile were due to the combined effect of high volatility in the CLP/USD exchange rate and the CLF yield curve on 12-may and 27-aug and high volatility of the USD yield curve on 2-sep. The exception on 8-sep was caused by the combined effect of the rate cuts of the USD and CLF curves and the appreciation of the CLP curve. On 2-oct was mainly caused by the exchange rate USD/ CLP volatility.

The exceptions in Portugal were due to combined appreciation of the Euro and the dollar against the Norwegian krone on 17-mar and the Euro’s appreciation against the Brazilian real on 24-aug. The exception on 04-dec was caused by movements in the Euro interest rate curve.

Valuation adjustments

The fair value of a financial instrument is calculated using the appropriate valuation model. Valuation adjustments may be needed, however, when no market quotationsare available for price comparison purposes.

Sources of risk include uncertain model parameters, illiquid issuers of underlying assets, poor quality market data or unavailable risk factors (sometimesthe best alternative is to use limited models with controllable risk). In such situations, calculating and applying adjustments to the valuation is a common practice in the industry. It is done by Santander to take into account the sources of model risk described below:

•	For fixed-income markets, examples of model risk include correlation between fixed-income indices, the absence of modelling of stochasticbasis spreads, calibration risk and modelling vo-latility. Other sources of risk arise from the estimation of market data.

•	In equity markets, examples of model risk include modelling the forward skew and the impact of stochastic interest rates, correlation and multi-curve modelling. Risk may also derive from managing hedges of digital payments, callables and barriers. Consideration also needs to be given to risk sources that arise from the estimation of market data such as dividends and correlations for quanto options and composites on baskets.

•	For specific financial instruments tied to home mortgage loans guaranteed by financial institutions in the United Kingdom (which are regulated and financed in part by the government) and derivatives over underlying property assets, the Halifax House Price Index (HPI) is the main input. In these cases, the assumptions include estimates regarding the future growth and volatility of the HPI, mortality rate and implicit credit spreads.

•	Inflationary markets are exposed to model risk due to uncertainty regarding modelling of the correlation structure between different inflation rates (consumer price indexes). Another source of risk may arise from the bid-offer spread of inflation-linked swaps.

•	Currency markets are exposed to model risk in their modelling of forward skew and the impact of modelling stochastic interest rates and correlation for multi-asset instruments. Risk may also arise from market data, due to the existence of specific illiquid foreign exchange pairs.

8.2.6. Internal validation of the models

GLOBAL (RISK PFE(REC), CVA, DVA and IRC)

Validation of the advanced PFE (REC) model was completed in June 2015. This model calculates the potential exposure of counterparty credit risk. The model is implemented in AIRe Credit, it uses the Monte Carlo simulation technique and it feeds the IRIS system where netting, collateral treatments and aggregation with the PFE (REC) analytical model are carried out. The model was approved and is currently used at units in Spain, Mexico and Portugal. The major weaknesses detected by Model Risk is related to governance, control and documentation. There is also room for methodological improvements. Model Risk notes that the Quantia environment Framework (QeF) model is currently being developed by the Front Office and it should substitute the Advanced PFE (REC) model in 2016.

The corporate CVA and DVA calculation model was validated in July 2015. This model is implemented in AIRe CVA, and can use expected exposures from the analytic or advanced PFE (REC) models. Model Risk considers that the model is an improvement with respect to the Access used previously, although a unified document covering relevant aspects of the CVA calculation should be created. Since approval in July, the Market Risk department has rolled the units out with the new model.

With regard to the IRC model, Model Risk validated two changes: the incorporation of the TRS products and the treatment of bonds that are hedged with options. Model Risk considered both changes were appropriate.

GLOBAL (FRONT XVA PRICING)

A Global Common Engine to calculate exposure was agreed for use by both Risk Management and Front Office. The first stages of this project attempt to replace the current AIRe engine with the new common Quantia environment Framework (QeF) to calculate exposure. Model Risk has created a library from scratch to mimic QeF calculations for the purposes of validation. Validations will be carried out on a product-by-product basis.

Documentation requirements to start a validation process have been defined, and formal validation will not be issued until these requirements have been met. In the meantime, implementation tests are being performed for the most material products: swap, cross-currency swap, caps and floors, swaptions, FRA (Forward Rate Agreement),

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FX forward, Call Money swap. The next steps will include engine calibration, inflation products and FX and equity vanilla options.

Initial Margin calculation according to the EMIR regulation (applicable as of September 2016) has been implemented by Front Office based on product sensitivities. Sensitivities must be collected and clarified from official systems. Model Risk will validate this calculation in 2016.

GLOBAL (FIXED INCOME FRONT OFFICE PRICING)

All the Interest Rates models must be changed because the interest rates are negative in EUR. The most material of them were temporarily approved in July and a definitive validation is forthcoming in December. The new models are not supported by Murex. In this regard, a new pricing system has been developed by Quants. This new framework, called MARINER, is based on Mercury, which is a very well-known tool that has been used in trading for more than 6 years.

Another major change relates to collateral management. The market includes a more sophisticated way to incorporate collateral management in pricing, which entails a review of the Multi-Curve framework. This new Multi-Curve framework was implemented in the UK in the course of 2015, and is in process in Chile. The local implementation of these changes was validated in 2016.

The Interest Rate Infrastructure project was launched in July. This project is a strategic solution to incorporate the changes in models previously described. The main pillars of this project are:

•	Conversion of MARINER into a robust pricing system.

•	Migration of Interest Rate business to Murex 3.

GLOBAL (FX FRONT OFFICE PRICING)

A new Mixed-Volatility Engine has been developed. This new engine is sturdier and more efficient. The change was needed because the efficiency of the current model has failed to increase business. This change has an impact on the main complex products. During this year Model Risk has faced validation of the most important payoffs affected by this change.

GLOBAL (EQUITY FRONT OFFICE PRICING)

Front Office developments have concentrated on improvements of correlation (marking, term structure and contrast with stochastic correlation at portfolio level), dividend model (combining cash and proportional dividends), quanto options (including foreign exchange smile in valuation), contrast models (consider impact of stochastic volatility, rates and correlation) and business as usual.

The upcoming points of attention from Model Risk are the validation of inaccurately modelled risk factors (contrast valuation), review of risk mitigation plans incorporating information of contrast reports, regularisation of vendor models (Murex and Wall Street) and input models (softening parameters, volatility repo margin & dividends). Model Risk has concentrated 2015 tasks in validation of improvements and some new models in both Murex 2 and Murex 3 platforms (e.g. Mortgage Hybrid, Himalaya options) and developments such as cash and proportional dividends, stochastic correlation and quanto options with FX volatility smile.

GLOBAL (RISK PRICING)

Following an Internal Audit recommendation, Risk Pricers for value-at-risk (VaR) and credit exposure calculation must be validated. This has become a regulatory requirement for the US, which has scheduled a remediation plan to validate the models used by this unit. Model Risk has defined the documentation requirements and will define a validation procedure based on AIRe and Murex tools to address these validations using external consultants.

SPAIN (VaR and SVaR)

Due to the low level of Euro interest rates some major changes were made to caps and floors and swaptions pricing models. New shifted log normal models were developed by the Front Office on the new Mercury platform. These models generate new sensitivities that are used in the VaR and SVaR models in Spain. The Market Risk department had to generate new proxy historical market data and incorporate the Mercury platform in the VaR and SVaR calculation process. In September 2015 Model Risk validated both proxies and technological incorporation, and considered them to be adequate.

Moreover, the calculation of the returns for the generation of the historical scenarios used in the VaR model was changed from multiplicative to absolute in order to cope with the low interest rate scenario. In July Model Risk has validated this change and considered it was appropriate to use absolute returns for the affected risk factors. Nevertheless, a recommendation was issued to define a quantitative criterion that determines which return methodology should be used in VaR and SVaR and to implement the DHS methodology for the SVaR window review.

MEXICO (VaR and SVaR)

Recurrent validation of the VaR and SVaR internal models in Mexico was completed by April 2015. Model Risk considers this model to be robust and controlled. A recommendation was nevertheless issued to increase the frequency of the P&L reconciliation, establishing a framework around Murex clean P&L adjustments and implementing a new stress scenario.

PORTUGAL (VaR and SVaR)

Recurrent validation of the VaR and SVaR internal models in Portugal was completed by April 2015. Model Risk considers this model to be robust and controlled. A recommendation was nevertheless issued to solve two issues relating to the low and negative interest rates that affected caps and floors and swaptions pricing models.

BRAZIL (VaR, SVaR and P&L Reserve)

Recurrent validation of the VaR and SVaR internal models will be completed in December 2015. The results obtained so far confirm that the model continues to improve in aspects such as the test of use, the control of limits and clean P&L comparison between Murex and AIRe. Nevertheless, some weaknesses should be addressed, such as the process of inclusion of the structural FX positions and Market Risk backtesting. In 2016 Model Risk will review other aspects of the model that was not ready for validation, such as the definition of a capital add-on for liquidity, automation of process with the RDA project and the non-linear P&L reserve models.

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UK (VaR, SVaR and RNIV)

In 2015 the IVT implemented a follow-up process for the recommendations. During the year, the number of open recommendations fell from 24 to 11. Of the 13 closed recommendations, the IVT verified that 10 of them, relating to VaR & SVaR, RNIV and Grid models, were correctly implemented and the 3 remaining recommendations relating to RNIV models were cancelled. Of the 11 other recommendations still open, 4 related to IT, 3 to RNIV models (one closed to be resolved), 1 to ED 2D Grid model (also closed to be resolved), and 3 to VaR & SVaR.

In response to a recommendation by Internal Audit (IA) on 17 February 2015, the IVT validated the methodology used to calculate LIBOR basis curves. The scope of the validation was the construction of the 1M, 3M, 6M and 12M LIBOR basis curves used in Murex for valuation purposes. Currently Murex allows multi-curve pricing, but does not perform dual calibrations for LIBOR curves to be calculated inside Murex. A spreadsheet is used to perform the Sterling GBP Forward curves on a daily basis. The forward curves for a given tenor are constructed by calibrating instruments based on the underlying for the tenor. The construction process relies on what is called dual bootstrapping, consisting of taking the previously built OIS curve (from market quotes of OIS deposits and swaps) into account in the calibration. A mixed approach is used with an exact fit against a small set of instruments, minimising the pricing error to a larger set of instruments. The IVT considers that the market data used in the calibration and the methodology agree with group best practices, although they should be justified and reviewed periodically to ensure the process remains adequate.

The IVT is now conducting a recurrent validation of the RNIV models.

8.3. Structural market risk1

8.3.1. Main figures and trends

The market risk profile inherent in Grupo Santander’s balance sheet, in relation to its asset volumes and shareholders’ funds, as well as the budgeted financial margin, remained moderate in 2015, in line with previous years.

8.3.1.1. Structural interest rate risk

Europe and the United States

Against a backdrop of low interest rates, the main balance sheets in mature markets - the parent bank, the UK and the US - show positive economic value and net interest income sensitivities to interest rate rises.

Exposure levels in all countries are moderate in relation to the annual budget and equity levels.

At December 2015, net interest income risk at one year, measured as sensitivity to parallel changes of ±100 basis points, was concentrated in the yield curve for the Euro, at EUR 257 million, the Polish zloty, at EUR 83 million, and the US dollar, at EUR 78 million, all relating to risks of rate cuts.

At the same date, the most relevant risk to the economic value of equity, measured as its sensitivity to parallel changes in the yield curve of ±100 basis points was in the Euro interest rate curve, at EUR 3,897 million, for the risk of rate cuts. The amounts at risk for the dollar and sterling curves were EUR 691 million and EUR 488 million, respectively, also for rate cuts. These scenarios are extremely unlikely in practice at present.

1.	This includes the whole balance sheet with the exception of trading portfolios.
2.	Sensitivity to the worst-case scenario between +100 and -100 basis points.
3.	Sensitivity to the worst-case scenario between +100 and -100 basis points.

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The following tables set out the interest-rate risk of the balance sheets of the parent bank and Santander UK by maturity, at the end of 2015.

■	Table 93. Parent bank: Interest rate repricing gap[4]

Million Euros. 31 December 2015

	Total	3 months	1 year	3 years	5 years	>5 years	Not sensitive
Assets	406,911	163,194	74,166	15,330	16,622	24,750	112,849
Liabilities	433,522	151,763	51,924	78,622	24,389	49,350	77,473
Off balance sheet	26,611	29,194	(1,607)	6,857	1,291	(9,124)	0

Net gap	0	40,626	20,635	(56,435)	(6,477)	(33,725)	35,376

■	Table 94. Santander UK: Interest rate repricing gap[5]

Million Euros. 31 December 2015

	Total	3 months	1 year	3 years	5 years	>5 years	Not sensitive
Assets	354,986	189,895	35,303	67,239	26,452	13,757	22,340
Liabilities	353,850	203,616	31,591	29,027	19,161	33,939	36,516
Off balance sheet	(1,137)	(25,363)	1,736	14,713	(1,653)	9,430	0

Net gap	0	(39,083)	5,448	52,925	5,638	(10,752)	(14,176)

In general, the gaps by maturities are kept at reasonable levels in relation to the size of the balance sheet.

Latin America

Latin American balance sheets are positioned for interest rate cuts for both economic value and net interest income, except for net interest income in Mexico, where excess liquidity is invested in the short term in the local currency.

In 2015, exposure levels in all countries were moderate in relation to the annual budget and capital levels.

At the end of the year, net interest income risk over one year, measured as sensitivity to parallel ± 100 basis point movements, was concentrated in three countries, Brazil (EUR 124 million), Mexico (EUR 37 million) and Chile (EUR 23 million), as shown in the chart below.

Risk to the value of equity over one year, measured as sensitivity to parallel ± 100 basis point movements, was also concentrated in Brazil (EUR 425 million), Mexico (EUR 180 million) and Chile (EUR 132 million).

4.	Aggregate gap for all currencies on the balance sheet of the parent bank unit, in Euros.
5.	Aggregate gap for all currencies on the balance sheet of the Santander UK unit, in Euros.
6.	Sensitivity to the worst-case scenario between +100 and -100 basis points.
7.	Sensitivity to the worst-case scenario between +100 and -100 basis points.

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The table below shows the interest-rate risk maturity structure of the Brazil balance sheet in December 2015.

■	Table 95. Brazil: Interest rate repricing gap [8]

Million Euros. 31 December 2015

	Total	3 months	1 year	3 years	5 years	>5 years	Not sensitive
Assets	160,088	79,089	21,096	17,908	4,510	12,731	24,754
Liabilities	160,088	108,719	7,818	7,526	4,257	4,303	27,464
Off balance sheet	0	(20,886)	14,613	2,863	783	1,679	948

Net gap	0	(50,516)	27,890	13,246	1,036	10,106	(1,762)

8.3.1.2. Balance sheet structural interest rate VaR

In addition to sensitivities to interest rate movements (in which, assessments of ±100 bp movements are supplemented by assessments of ±25 bp, ±50 bp and ±75 bp movements to give a fuller understanding of risk in countries with very low rates), Santander also uses other methods to monitor structural balance sheet risk from interest rates: these include scenario analysis and VaR calculations, applying a similar methodology to that for trading portfolios.

The table below shows the average, minimum, maximum and year-end values of the VaR of structural interest rate risk over the last three years:

■	Table 96. Balance sheet structural interest rate risk (VaR)

Million Euros. VaR at a 99% confidence interval over a one day horizon.

	2015
	Minimum	Average	Maximum	Latest
Structural interest rate VaR*	250.5	350.0	775.7	264.2
Diversification effect	(90.8)	(181.1)	(310.7)	(189.1)
Europe and US	171.2	275.2	777.0	210.8
Latin America	170.1	255.9	309.3	242.6

* Includes credit spread VaR on ALCO portfolios.
	2014
	Minimum	Average	Maximum	Latest
Structural interest rate VaR*	411.3	539.0	698.0	493.6
Diversification effect	(109.2)	(160.4)	(236.2)	(148.7)
Europe and US	412.9	523.0	704.9	412.9
Latin America	107.6	176.4	229.4	229.4

* Includes credit spread VaR on ALCO portfolios.
	2013
	Minimum	Average	Maximum	Latest
Structural interest rate VaR*	580.6	782.5	931.0	681.0
Diversification effect	(142.3)	(164.7)	(182.0)	(150.3)
Europe and US	607.7	792.5	922.0	670.0
Latin America	115.2	154.6	191.0	161.3

* Includes credit spread VaR on ALCO portfolios.

Structural interest rate risk measured in terms of VaR at a 99% confidence interval over a one year horizon averaged EUR 350 million in 2015. Of note is the wide diversification between the balance sheets in Europe and the United States on the one hand and those in Latin America on the other, as is the reduction in VaR in Europe and the USA.

8.3.1.3. Structural exchange-rate risk/Hedging of results

Structural exchange rate risk arises from Group operations in currencies, mainly related to permanent financial investments, and the results and hedging of these investments.

This management is dynamic and seeks to limit the impact on the core capital ratio of movements in exchange rates9. In 2015, hedging levels of the core capital ratio for exchange rate risk were maintained at around 100%.

At the end of 2015, the largest exposures of permanent investments (with their potential impact on equity) were, in order, in pounds sterling, US dollars, Brazilian reais, Chilean pesos, Mexican pesos and Polish zlotys. The Group hedges some of these positions of a permanent nature with exchange-rate derivatives.

In addition, the Financial Management area is responsible for managing exchange-rate risk for the Group’s expected results and dividends in units where the base currency is not the Euro.

8.3.1.4. Structural equity risk

Santander maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as available for sale portfolios (capital instruments) or as equity stakes, depending on their envisaged time in the portfolio.

The equity portfolio of the banking book at the end of 2015 was diversified in securities in various countries, mainly Spain, the USA, China, Brazil and the Netherlands. Most of the portfolio is invested in the financial and insurance sectors; other sectors, to a lesser extent, are professional, scientific and technical activities, public administrations (stake in Sareb), manufacturing industry, the transport sector and warehousing.

Structural equity positions are exposed to market risk. VaR is calculated for these positions using market price data series or proxies. At the end of December 2015, the VaR at 99% with a one day time frame was EUR 208.1 million (EUR 208.5 and EUR 235.3 million at the end of December 2014 and 2013, respectively).

8.	Aggregate gap for all currencies on the balance sheet of the Brazil unit, in Euros.
9.	In early 2015, the criteria for coverage of the core capital ratio was changed from phase-in to fully loaded.

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8.3.1.5. Structural VaR

A standardised metric such as VaR can be used for monitoring total market risk for the banking book, excluding the trading activity of Santander Global Corporate Banking (the VaR for this activity is described in section D.2.2.1.1. VaR analysis of the Risk Management section in the Annual Report) distinguishing between fixed income (considering both interest rates and credit spreads on ALCO portfolios), exchange rates and equities.

In general, structural VaR is not high in terms of the Group’s volume of assets or equity.

■	Table 97. Structural VaR

Million Euros. VaR at a 99% confidence interval over a one day horizon

	2015				2014		2013
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
VaR estructural	561.6	698.5	883.5	710.2	718.6	809.8	857.6	733.9
Diversification effect	(325.7)	(509.3)	(1.042.6)	(419.2)	(364.1)	(426.1)	(448.3)	(380.2)
VaR Interest rate*	250.5	350.0	775.7	264.2	539.0	493.6	782.5	681.0
VaR exchange rate	428.7	634.7	908.6	657.1	315.3	533.8	254.5	197.8
VaR equities	208.1	223.2	241.8	208.1	228.4	208.5	269.0	235.3

*	Includes credit spread VaR on ALCO portfolios.

8.3.2. Methodologies

8.3.2.1. Structural interest rate risk

The Group analyses the sensitivity of its net interest income and equity value to changes in interest rates. This sensitivity arises from gaps in maturity dates and the review of interest rates in the different asset and liability items.

The financial measures to adjust the positioning to that desired by the Group are agreed on the basis of the positioning of balance sheet interest rates, as well as the situation and outlook for the market. These measures range from taking positions in markets to defining the interest rate features of commercial products.

The metrics used by the Group to control interest rate risk in these activities are the repricing gap, the sensitivity of net interest income and of equity value to changes in interest rate levels, the duration of equity and Value at Risk (VaR), for the purposes of calculating economic capital.

Interest rate gap of assets and liabilities

This is the basic concept for identifying the entity’s interest rate risk profile and measuring the difference between the volume of sensitive assets and liabilities on and off the balance sheet that reprice (i.e. that mature or are subject to rate revisions) at certain times (buckets). This provides an immediate approximation of the sensitivity of the entity’s balance sheet and its net interest income and equity value to changes in interest rates.

Net interest income (NII) sensitivity

This is a key measure of the profitability of balance sheet management. It is calculated as the difference in the net interest income resulting from a parallel movement in interest rates over a particular period. The standard period for measuring net interest income sensitivity is one year.

Economic value of equity (EVE) sensitivity

This measures the interest rate risk implicit in equity value—which for the purposes of interest rate risk is defined as the difference between the net current value of assets and the net current value of liabilities outstanding—based on the impact that a change in interest rates would have on these values.

Treatment of liabilities without defined maturity

In the corporate model, the total volume of the balances of accounts without maturity is divided between stable and unstable balances. This separation between stable and unstable balances is obtained from a model that is based on the relation between balances and their own moving averages.

From this simplified model, the monthly cash flows are obtained and used to calculate NII and EVE sensitivities.

This model requires a variety of inputs:

•	Parameters inherent in the product.

•	Performance parameters of the client (in this case analysis of historic data is combined with the expert business view)

•	Market data

•	Historic data of the portfolio.

Pre-payment treatment for certain assets

The pre-payment issue mainly affects fixed-rate mortgages in units where the relevant interest rate curves for the balance sheet are at low levels. This risk is modelled in these units, and this can also be applied, with some modifications, to assets without defined maturity (credit card businesses and similar).

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1 Market risk

The usual techniques used to value options cannot be applied directly because of the complexity of the factors that determine borrower pre-payments. As a result, the models for assessing options must be combined with empirical statistical models that seek to capture pre-payment performance. Some of the factors conditioning this performance are:

•	Interest rate: the differential between the fixed rate on the mortgage and the market rate at which it could be refinanced, net of cancellation and opening costs.

•	Seasoning: pre-payment tends to be low at the start of the instruments life cycle (signing of the contract) and grow and stabilize as time passes.

•	Seasonality: redemptions or early cancellations tend to take place at specific dates.

•	Burnout: decreasing trend in the speed of pre-payment as the instrument’s maturity approaches, which includes:

a) Age: defines low rates of pre-payment.

b) Cash pooling, defines as more stable those loans that have already overcome various waves of interest rate falls. In other words, when a portfolio of loans has passed one or more cycles of downward rates and thus high levels of pre-payment, the “surviving” loans have a significantly lower pre-payment probability.

c) Others: geographic mobility, demographic, social and available income factors, etc.

The series of econometric relations that seek to capture the impact of all these factors is the probability of pre-payment of a loan or pool of loans and is denominated the pre-payment model.

Value at Risk (VaR)

For balance sheet activity and investment portfolios, this is defined as the 99% percentile of the distribution function of losses in equity value, calculated based on the current market value of positions and returns over the last two years, at a particular level of statistical confidence over a certain time horizon. As with trading portfolios, a time frame of two years or at least 520 days from the reference date of the VaR calculation is used.

8.3.2.2. Structural exchange-rate risk/Hedging of results

These activities are monitored via position measurements, VaR and results, on a daily basis.

8.3.2.3. Structural equity risk

These activities are monitored via position measurements, VaR and results, on a monthly basis.

8.3.3. System for controlling limits

As already stated for the market risk of trading, under the framework of the annual limits plan, limits are set for balance sheet structural risks, responding to Grupo Santander’s risk appetite level.

The main ones are:

•	Balance sheet structural interest rate risk

•	Limit on the sensitivity of net interest income to one year.

•	Limit of the sensitivity of equity value.

•	Structural exchange rate risk:

•	Net position in each currency (for hedging positions of results).

In the event of exceeding one of these limits or their sub limits, the relevant risk management executives must explain the reasons and facilitate the measures to correct it.

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Liquidity risk and funding

9. Liquidity risk and funding

Structure of this section

Following an introduction to the concept of liquidity risk and funding in Grupo Santander [9.2], we present the liquidity management framework put in place by the Group, including monitoring and control of liquidity risk.

We then look at the funding strategy developed by the Group and its subsidiaries over the last few years [9.3], with particular attention to the evolution of liquidity in 2015. For the last year, we examine changes in the liquidity management ratios and the business and market trends that gave rise to these [9.3.2].

The section ends with a qualitative description of the prospects for funding for the next year for the Group and its main units [9.4].

9.1. Introduction to the treatment of liquidity risk and funding

•	Santander has developed a funding model based on autonomous subsidiaries responsible for covering their own liquidity needs.

•	This structure makes it possible for Santander to benefit from the advantages of its solid retail banking business model in order to maintain comfortable liquidity positions at Group level and in its main units, even during stress in the markets.

•	In the last few years, as a result of the economic and regulatory changes arising from the global economic and financial crisis, it has been necessary to adapt the funding strategies to new commercial business trends, market conditions and new regulatory requirements.

•	In 2015, Santander continued to improve in specific aspects based on a very comfortable liquidity position at the level of the Group and in the subsidiaries, with no significant changes in liquidity management or funding policies or practices. All of this enables us to face 2016 from a good starting point, with no restrictions on growth.

Liquidity management and funding have always been basic elements in Banco Santander’s business strategy and a fundamental pillar, together with capital, in supporting its balance sheet strength.

The Group adopts a decentralised funding model, based on autonomous subsidiaries that are self-sufficient in their liquidity needs. Each subsidiary is responsible for covering the liquidity needs of its current and future activity, either through deposits captured from its customers in its area of influence or through recourse to the wholesale markets in which it operates, within a management and supervision framework coordinated at the Group level.

The funding structure has shown its great effectiveness in situations of high levels of market stress, as it prevents the difficulties of one area from affecting the funding capacity of other areas, and thus of the Group as a whole, as could happen in the case of a centralised funding model.

Moreover, at Grupo Santander this funding structure benefits from the advantages of a solid retail banking model with a signifi-cant presence in ten high potential markets, focused on retail clients and high efficiency. All of this gives our subsidiaries substantial capacity to attract stable deposits, as well as a strong issuance capacity in the wholesale markets of these countries, generally in their own currency, backed by the strength of their franchise and belonging to a leading group.

9.2. Liquidity management

Management of structural liquidity aims to fund the Group’s recurring activity in optimum conditions of maturity and cost, avoiding the assumption of undesired liquidity risks.

Santander’s liquidity management is based on the following principles:

•	Decentralised liquidity model.

•	Needs derived from medium- and long-term activity must be financed by medium- and long -term instruments.

•	High contribution from customer deposits, derived from the retail nature of the balance sheet.

•	Diversification of wholesale funding sources by instruments/ investors, markets/currencies and terms.

•	Limited recourse to wholesale short-term funding.

•	Availability of sufficient liquidity reserves, including the discounting capacity in central banks to be used in adverse situations.

•	Compliance with regulatory liquidity requirements required at Group and subsidiary level, as a new conditioning factor in management.

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The effective application of these principles by all the institutions that comprise the Group required the development of a unique management framework built upon three essential pillars:

•	A solid organisational and governance model that ensures the involvement of the senior management of subsidiaries in decision-taking and its integration into the Group’s global strategy.

•	In-depth balance sheet analysis and measurement of liquidity risk, supporting decision-taking and its control.

•	Management adapted in practice to the liquidity needs of each business.

9.2.1. Organisational model and governance

The decision-making process for all structural risks, including liquidity and funding risk, is carried out by local asset and liability committees (ALCO) in coordination with the global ALCO.

The global ALCO is the body empowered by Banco Santander’s board to coordinate asset and liability management (ALM) throughout the Group, including liquidity and funding management, which is conducted via the local ALCOs and in accordance with the corporate ALM framework.

This body is chaired by the Bank’s executive chairman and comprises an executive vice-chairman (who is, in turn, chairman of the executive risk committee), the chief executive officer, the chief financial officer, the senior executive vice president for risk and other senior executives responsible for the business and analysis units who provide advice.

In line with these principles and the ALM corporate framework, the function of liquidity and funding management is supported by:

•	The board of directors, as the highest body responsible for management of the Group.

•	The local ALCO committees, which define at each moment the objective liquidity positioning and strategies to ensure and/or anticipate the funding needs of their business, always within the risk appetite set by the board and regulatory requirements.

•	The global ALCO committee, which conducts the parent bank’s ALM management, as well as coordinating and monitoring the function in the Group’s other units.

•	The Financial Management area, which manages on a day to day basis, conducting analysis, proposing strategies and carrying out the measures adopted within the positioning defined by the ALCOs.

•	The Market Risk area, responsible for on-going monitoring and control of compliance with the limits established. This independent control function is completed a posteriori by regular reviews conducted by Internal Audit.

•	All of this supported by an independent Operations area that guarantees the integrity and quality of the information used for managing and controlling liquidity.

This governance model has been strengthened over the last few years by being integrated into a more global vision of the Group’s risks: Santander’s risk appetite framework. This framework meets the demands of regulators and market players emanating from the financial crisis to strengthen banks’ risk management and control systems.

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The liquidity risk profile and appetite aims to reflect the Group’s strategy for developing its businesses, which consists of structuring the balance sheet in the most resistant way possible to potential liquidity stress scenarios Liquidity appetite metrics have been put in place that reflect the application of the principles of the Group’s liquidity management model at the individual level, with specific levels for the structural funding ratio and minimum liquidity horizons under various stress scenarios, as indicated in the following sections.

In parallel, analysis is being carried out of a range of scenarios to consider the additional needs that might arise in the face of various events with very serious features, even if their probability of occurrence is very low. These could affect various balance sheet items and sources of funding in different ways (renewal of wholesale funding, outflows of deposits, impairment of liquid assets, etc), whether through conditions in global markets or specific to the Group.

Over the next few years, the metrics used in the liquidity risk appetite framework will be enhanced with the incorporation of those monitored and controlled by the financial management area at Group level and the main units, be they regulatory metrics or of any other type.

The new metrics used in 2015 were the Net Stable Funding Ratio (NSFR) and the Liquidity Coverage Ratio (LCR). The former measures the relationship between structural funding sources and needs, whilst the latter is a regulatory ratio that measures the strength of a bank in the face of a short-term (30 day) liquidity crisis, through its high-quality liquid assets.

9.2.2. Balance sheet analysis and measurement of liquidity risk

Decision-making on liquidity and funding is based on a deep understanding of the Group’s current situation (environment, strategy, balance sheet and state of liquidity), of the future liquidity needs of the various units and businesses (projection of liquidity), as well as access to and the situation of funding sources in the wholesale markets.

The objective is to ensure the Group maintains optimum levels of liquidity to cover its short and long-term needs with stable funding sources, optimising the impact of its cost on the income statement.

This requires monitoring of the structure of balance sheets, forecasting short and medium-term liquidity and establishing the basic metrics.

The inputs for drawing up the Group’s various contingency plans are obtained from the results of the analysis of balance sheets, forecasts and scenarios, which, in turn, enable a whole spectrum of potential adverse circumstances to be anticipated.

All these actions are in line with the practices being fostered by the regulators to strengthen the liquidity of banks. Their objective is to define a framework of principles and metrics that, in some cases, are close to being implemented and, in others, still being developed.

The first ILAAP (Internal Liquidity Adequacy Assessment Process) was carried out in 2015. This comprises an internal self-assessment process of the adequacy of liquidity, which must be integrated into the Group’s other risk management and strategic processes. The ILAAP addresses both quantitative and qualitative aspects. All of the Group’s units have maintained robust liquidity levels, in both the baseline scenario and under potential stress scenarios. Although our supervisor (SSM) did not require us to undertake this exercise in 2015, it did use it as in input in the SREP (Supervisory Review and Evaluation Process) and for Pillar 2 requirements.

The content of the ILAAP largely shares the liquidity management structure we have been developing over recent years. It includes a qualitative block, which describes our business model, the organisation of our subsidiaries, the organisation of our liquidity management, the controls put in place, and governance and reporting to the governance bodies. The qualitative block analyses liquidity through metrics criteria and stress scenarios, at both the group and subsidiary level. The methodology used by the Group in this analysis over recent years is set out in the following sections.

Fuller details on the measures, metrics and analysis used by the Group and its subsidiaries to manage and control liquidity risk are set out below:

Methodology for monitoring and controlling liquidity risk. The Group’s liquidity risk metrics aim to:

•	Achieve greater efficiency in measuring and controlling liquidity risk.

•	Support financial management, with measures adapted to the form of managing the Group’s liquidity.

•	Alignment with the regulatory requirements derived from the transposition of Basel III in the European Union and in the different jurisdictions, in order to avoid conflicts between limits and facilitate management.

•	Serve as an early warning system, anticipating potential risk situations by monitoring certain indicators.

•	Implement a common language between countries. The metrics are developed on the basis of common and homogeneous concepts that affect liquidity, but they require analysis and adaptation by each unit.

There are two types of basic metrics used to control liquidity risk: short term and structural. The first category basically includes the liquidity gap and the second one the balance sheet’s net structural position. As an additional element, the Group develops various stress scenarios. Further details of three of these metrics are as follows:

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a) Liquidity gap

The liquidity gap provides information on the potential cash in-flows and outflows, both contractual and estimated, over a certain period of time by applying certain hypotheses. The liquidity gap is drawn up for each of the main entities and each of the main currencies in which the Group operates.

In practice, and given the different performances of a particular item in the Group’s subsidiaries, there are common standards and methodologies to homogenize the construction of the liquidity risk profiles for each unit, so they can be presented in a comparable way to the Bank’s senior management.

As a result, and given that this analysis must be conducted at the individual level of each subsidiary for its autonomous management, a consolidated view of the Group’s liquidity gaps is of very limited use for managing and understanding liquidity risk. Of note in the various analyses made using the liquidity gap is that for wholesale funding. On the basis of this analysis, a metric has been defined to guarantee that sufficient liquid assets are maintained in order to attain a minimum liquidity horizon, under the assumption of non-renewal of wholesale funding at maturity.

The minimum liquidity horizons are determined in a corporate and homogeneous way for all units/countries, which must calculate their wholesale liquidity metric in the main currencies in which they operate.

Bearing in mind the market tensions in the last few years of global crisis, this wholesale liquidity gap has been closely monitored in the parent bank and in the Euro zone units.

At the end of 2015, all units were in a comfortable position in the horizons established at the corporate level for this scenario.

b) Net structural position

The objective of this metric is to determine the reasonableness of the funding structure of the balance sheet. The Group’s criterion is to ensure that the structural needs (lending, fixed assets, etc) are covered by an adequate combination of wholesale sources and a stable base of retail deposits, to which is added capital and other permanent liabilities.

Each unit draws up its liquidity balance sheet in accordance with the features of their businesses and compares them with the various funding sources they have. This determines the funding structure that must be met at all times with a key premise: basic businesses must be financed with stable funds and medium- and long-term funding. All of this guarantees the Bank’s sound financial structure and the sustainability of its business plans.

At the end of 2015, the Group had a structural liquidity surplus of more than EUR 149,000 million, equivalent to 14% of net liabilities (vs. 15% of net liabilities in 2014).

c) Analysis of scenarios

As an additional element to these metrics, the Group develops various stress scenarios. The main objective of these is to identify the critical aspects of potential crises and define the most appropriate management measures to tackle each of these situations.

Generally speaking, the units take into account three scenarios in their liquidity analysis: idiosyncratic, local systemic and global systemic. These scenarios are the minimum standard analysis established for all the Group’s units for reporting to senior management. Each of the units also develops ad hoc scenarios that replicate significant historic crises or specific liquidity risks in their environment.

•	Idiosyncratic crisis: only affects the Bank but not its environment. This is basically reflected in wholesale funds and in retail deposits, with various percentages of outflows depending on the severity defined.

This category includes studying a specific crisis scenario affecting a local unit as a result of a crisis in the parent bank, Banco Santander. This scenario was particularly relevant in 2012 because of significant tension in the markets with regard to Spain and other countries on the periphery of the Euro zone, a situation amply overcome since then.

•	Local systemic crisis: an attack by the international financial markets on the country where the unit is located. Each unit would be affected to varying degrees, depending on its relative position in the local market and the image of soundness it transmits. The factors that would be affected in such a scenario include, for example, wholesale funding because of closure of markets, and liquid assets linked to the country, which would suffer significant falls in their value.

•	Global systemic crisis: In this scenario some of the factors mentioned in the scenarios above are stressed, paying particular attention to the most sensitive aspects from the standpoint of the unit’s liquidity risk.

An additional combined scenario is also prepared for the parent. This considers extremely severe impacts on both solvency and liquidity, such as, for example, Banco Santander having to face reputational problems caused by mismanagement, powerfully impacting its ability to access liquidity in the market, and assuming these problems occur against a backdrop of a local (i.e. Spain) macroeconomic crisis, further penalising the assets available to the Bank to meet its needs. Consequently, the impacts on assets and liabilities are the result of the most severe combination of the idiosyncratic and local-systemic (Spain) scenarios.

Defining scenarios and calculating metrics under each of them is directly linked to the process of drawing up and executing the liquidity contingency plan, which is the responsibility of the finan-cial management area.

At the end of 2015, and in a scenario of a potential systemic crisis affecting the wholesale funding of units in Spain (following the previously mentioned 2012 scenario), Grupo Santander maintained an adequate liquidity position. The wholesale liquidity metric horizon in Spain (included within the liquidity gap measures) showed levels higher than the minimums established, during which the liquidity reserve would cover all wholesale funding maturities, in the event of them not being renewed.

As well as these three metrics, several other internal and market variables were defined as early warning indicators of possible crises, revealing their nature and severity. Their integration into daily liquidity management enables anticipation of situations

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that could affect the Group’s liquidity risk. Although these alerts vary from country to country and from bank to bank on the basis of specific determinants, some of the parameters used are common to the Group, such as Banco Santander’s CDS level, the evolution of customer deposits and trends in official central bank interest rates.

9.2.3. Management adapted to business needs

As already pointed out, Grupo Santander’s liquidity management is carried out at the level of subsidiaries and/or business units in order to finance their recurring activities at appropriate prices and maturities. The main balance sheet items related to the Group’s business and funding its major business units are as follows:

■	Table 98. Main units and balance sheet items

Billion Euros. December 2015

	Total assets	Net loans	Deposits	M/LT funding
Spain	327	155	175	57
Portugal	50	28	29	5
Santander
Consumer Finance	89	74	33	18
Poland	29	19	21	0
UK	383	283	232	70
Brazil	139	60	57	20
Mexico	65	30	28	2
Chile	46	32	24	7
Argentina	11	6	8	0
US	131	84	60	37

Group Total	1,340	787	678	217

*	Customer loans excluding loan-loss provisions.
**	Including retail commercial paper in Spain.
***	M/LT issues in markets, securitisations and other collateralised funding in the market and funds taken from FHLB lines. All in their nominal value.

In practice, and in line with the funding principles set out, liquidity management in these units consists of:

•	Drawing up a liquidity plan every year, based on the funding needs derived from the budgets of each business and the methodology already described. On the basis of these liquidity needs and taking into account prudent limits on recourse to short-term markets, the Financial Management area establishes an issuance and securitisation plan for the year for each subsidiary/global business.

•	Monitoring, throughout the year, the evolution of the balance sheet and of the funding needs of the subsidiaries/businesses that gives rise to updating the plan.

•	Monitoring and managing compliance by units with regulatory ratios, as well as overseeing the level of asset encumbrance in each unit’s funding, from both the structural standpoint and the component with the shortest maturity.
•	Maintaining an active presence in a large number of wholesale funding markets that enables an appropriate structure of issues to be sustained, diversified by products and with a conservative average maturity.

The effectiveness of this management at Group level is based on implementation in all subsidiaries. Each subsidiary budgets its liquidity needs based on their intermediation activity and assesses its capacity to access wholesale markets in order to establish an issuance and securitisation plan, in coordination with the Group.

Traditionally, the Group’s main subsidiaries have been self-sufficient as regards their structural financing. The exception is Santander Consumer Finance (SCF) which needs the support of other Group units, particularly that of Banco Santander, S.A., given its nature as a consumer finance specialist operating mainly via dealers.

This support –always at market prices based on maturity and the internal rating of the borrowing unit– has been on a sustained downward trend and currently relates almost entirely to the needs of new portfolios and business units incorporated in the context of the agreement with Banque PSA Finance. In 2016, this requirement for greater finan-cial support from the Group will continue, as there are no more units to incorporate. Over the medium term, the development of wholesale funding capacity in the new units, as required by the Santander model, will enable this support to be reduced.

9.3. Funding strategy and evolution of liquidity in 2015

9.3.1. Funding strategy

Santander’s funding activity over the last few years has focused on extending its management model to all Group subsidiaries, including new incorporations, and, in particular, adapting the strategies of the subsidiaries to the increasingly demanding requirements of both markets and regulators. These requirements have not been the same for all markets and reached much higher levels of difficulty and pressure in some areas, such as on the periphery of Europe.

It is possible, however, to extract a series of general trends implemented by Santander’s subsidiaries in their funding and liquidity management strategies since the beginning of the crisis. These are the following:

•	Maintaining adequate and stable medium and long-term wholesale funding levels at the Group level. This funding represented 21% of the liquidity balance at the end of 2015, similar to the level over recent years, but well below the 28% at the end of 2008, when wholesale liquidity, then more abundant and at lower cost, was yet to suffer the tensions of the crisis.

In general, this wholesale activity has been modulated in each unit on the basis of regulatory requirements, the generation of internal funds in the business and decisions to hold sufficient liquidity reserves.

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•	Ensuring a sufficient volume of assets that can be discounted in central banks as part of the liquidity reserve (as defined on page 191 of this section) to cater for stress situations in wholesale markets.

The Group has significantly increased its total discounting capacity in the last few years, from EUR 85,000 million at the end of 2008 to more than EUR 195,000 million at present.

•	Strong liquidity generation from the commercial business through lower credit growth and increased emphasis on attracting customer deposits

The changes in the Group’s lending over recent years have been the result of reductions in the Spain and Portugal units, caused by rapid deleveraging in those countries, coupled with growth in the bank’s other markets, through both expansion of developing units and businesses (the US, Germany, Poland and UK Companies) and sustained business growth in emerging economies (Latin Ameri-ca). Overall, the Group’s net loans have increased by EUR 146,000 million since December 2008, an increase of 26%.

In parallel, the volume of customer deposits has increased by EUR 262,495 million, due to the focus on liquidity during the crisis and the Group’s capacity to attract retail deposits through its branches. This represents a 62% increase since December 2008, more than double the increase in net loans over the same period. Deposits have increased in all commercial units, both in deleveraging and growing economies, where they are growing in line with loans.

As in 2014, in 2015 these trends for loans and deposits were interrupted at the Group level. This was caused by, on the one hand, lower deleveraging and recovering production in the economies most affected by the crisis, and, on the other, the focus on reducing liability costs in mature economies with historically low interest rates. As a result the gap between loan and deposit balances has stopped shrinking, and even started to edge upwards slightly over the last two years.

All these developments in businesses and markets, built on the foundations of a solid liquidity management model, enable Santander to enjoy a very robust funding structure today. The basic features of this are:

•	High share of customer deposits in a retail banking balance sheet. Customer deposits are the main source of the Group’s funding, representing around two-thirds of the Group’s net liabilities (i.e. of the liquidity balance) and 86% of net loans at the end of 2015.

They are also very stable funds given their origin mainly in business with retail customers (89% of the Group’s deposits come from retail and private banks, whilst the remaining 11% come from large corporate and institutional clients).

*	Balance sheet for the purposes of liquidity management: total balance sheet net of trading derivatives and interbank balances.

•	Diversified wholesale funding focused on the medium and long term, with a very small relative short-term component Medium and long term wholesale funding accounts for 21% of the Group’s net funding and comfortably covers the lending not financed by customer deposits (commercial gap).

This funding is well balanced by instruments (approximately 40% senior debt, 30% securitisations and structured products with guarantees, 20% covered bonds, and the rest preferred shares and subordinated debt) and also by markets so that those with the highest weight in issues are those where investor activity is the strongest.

The following charts show the geographic distribution of customer loans in the Group, and its medium and long-term wholesale funding, so that their similarity can be appreciated.

The bulk of medium and long-term wholesale funding consists of debt issues. Their outstanding balance at the end of 2015 was EUR 149,393 million in nominal terms, with an adequate maturity profile and average maturity of 3.9 years).

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The distribution of this by instrument, evolution over the last three years and maturity profile was as follows:

■	Table 99. Medium and long-term debt issuances. Grupo Santander

Million Euros

	Outstanding balance at nominal value
	December 2015	December 2014	December 2013
Preferred shares	8,491	7,340	4,376
Subordinated debt	12,262	8,360	10,030
Senior debt	83,630	68,457	60,195
Covered bonds	45,010	56,189	57,188

Total	149,393	140,346	132,789

	Distribution by contractual maturity. December 2015*
	0-1	1-3	3-6	6-9	9-12	12-24	2-5	over 5
	month	months	months	months	months	months	years	years	Total
Preferred shares	0	0	0	0	0	0	0	8,491	8,491
Subordinated debt	0	7	224	1,058	84	1,079	2,178	7,633	12,262
Senior debt	3,337	4,994	4,327	2,902	5,305	21,617	30,636	10,512	83,630
Covered bonds	2,627	1,444	1,458	1,477	1,669	8,714	10,170	17,452	45,010

Total*	5,964	6,444	6,008	5,438	7,058	31,410	42,984	44,087	149,393

*	In the case of issues with a put option in favour of the holder, the maturity of the put option is considered instead of the contractual maturity. Note: there are no additional guarantees for any of the senior debt issued by the Group’s subsidiaries.

In addition to debt issues, medium and long-term wholesale funding is completed by securitised bonds placed on the market, and collateralised and other specialist financing amounting to close to EUR 67,508 million, with a maturity of less than two years.

The wholesale funding of short-term issuance programmes is a residual part of the Group’s financial structure, accounting for around 2% of net funding, which is related to treasury activities and is comfortably covered by liquid financial assets.

The outstanding balance at the end of 2015 was EUR 24.448 million, mainly captured by the UK unit and the parent bank through existing issuance programmes: various certificate of deposit and commercial paper programmes in the UK, 39%; European commercial paper and US commercial paper and the domestic programmes of the parent bank, 22%, and programmes in other units, 39%.

In short, Santander enjoys a solid financing structure based on an essentially retail banking balance sheet that enables Grupo Santander to comfortably cover its structural liquidity needs (loans and fixed assets) with permanent structural funds (deposits, medium and long-term funding and equity), giving rise to a large surplus in structural liquidity.

9.3.2. Evolution of liquidity in 2015

The key aspects at the level of Group liquidity in 2015 were:

•	Comfortable liquidity ratios, backed by balanced commercial activity and greater capturing of medium and long-term wholesale finance, absorbing the growth in lending.

•	Compliance with regulatory ratios: the requirement to comply with the LCR ratio (Liquidity Coverage Ratio) came into effect in 2015. At the end of 2015, the Group’s LCR stood at 146%, well in excess of the minimum required (60% in 2015 - the percentage should increase steadily to 100% in 2018).

•	Large liquidity reserve, stronger than 2014 in quantity (EUR 257,740 million) and quality (52% of the total are high quality liquid assets).

•	Reduced weight of encumbered assets in structural medium and long-term funding operations: around 14% of the Group’s extended balance sheet (under European Banking Authority —EBA— criteria) at the end of 2015.

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i. Basic liquidity ratios at comfortable levels

The table shows the evolution of the basic metrics for monitoring liquidity at the Group level over the last few years:

■ Table 100. Grupo Santander monitoring metrics

	2008	2012	2013	2014	2015
Net loans/net assets	79%	75%	74%	74%	75%
Net loan-to-deposit ratio (LTD ratio)	150%	113%	112%	113%	116%
Customer deposits and medium and long-term funding/net loans	104%	117%	118%	116%	114%
Short-term whole sale funding/net liabilities*	7%	2%	2%	2%	2%
Structural liquidity surplus (% net liabilities*)	4%	16%	16%	15%	14%

*	Balance sheet for liquidity management purposes.

Note: in 2012 and 2013 customer deposits include retail commercial paper in Spain (excluding short term wholesale funding). The 2012 and 2013 ratios include SCUSA by global integration, the same as in 2014.

At the end of 2015, and compared to 2014, Grupo Santander recorded:

•	A stable ratio of net loans/net assets (total assets less trading derivatives and interbank balances) at 75%, as a result of improved credit conditions following ending of deleveraging in mature markets. This high level in comparison with European competitors reflects the retail nature of Grupo Santander’s balance sheet.

•	Net loan-to-deposit ratio (LTD ratio) at 116%, within a very comfortable range (below 120%). This evolution shows the recovery of credit in mature markets, both organic as well as inorganic (incorporation of consumer businesses in Europe), and the greater focus on optimising the cost of retail deposits in countries with low interest rates.

•	There was a decline in the ratio of customer deposits and medium and long-term financing/lending, for similar reasons to the LTD ratio, given that the rise in the Group’s capture of wholesale funds was also lower than the rise in lending. This ratio stood at 114% in 2015 (116% in 2014).

•	The Group’s reduced recourse to short-term wholesale funding was maintained. The ratio was around 2%, in line with previous years.

•	Lastly, the Group’s structural surplus (i.e. the excess of structural funding resources - deposits, medium and long-term funding and capital - over structural liquidity needs - fixed assets and loans) increased in 2015, to an average of EUR 159,000 million, around 4% higher than at the end of 2014.

At 31 December 2015, the consolidated structural surplus stood at EUR 149,109 million. This consists of fixed-income assets (EUR 158,818 million) and equities (EUR 19,617 million), partly offset by short-term wholesale funding (EUR -24,448 million) and net in-terbank and central bank deposits (EUR -4,878 million). In relative terms, the total volume was equivalent to 14% of the Group’s net liabilities, a similar level to the end of 2014.

In summary, Grupo Santander had a comfortable liquidity position at the end of 2015, as a result of the performance of its subsidiaries.

The table below sets out the most frequently used liquidity ratios for Santander’s main units at the end of December 2015:

■ Table 101. Liquidity ratios for the main units

    % December 2015

	Net loan-to- deposit ratio	Deposits+M & LT funding/net loans
Spain	89%	149%
Portugal	97%	121%
Santander Consumer Finance	226%	69%
Poland	88%	115%
UK	122%	107%
Brazil	106%	128%
Mexico	107%	101%
Chile	133%	98%
Argentina	78%	130%
US	140%	115%

GROUP TOTAL	116%	114%

Note: in Spain, including retail commercial paper in deposits.

Generally speaking, there were two drivers behind the evolution of the Group’s liquidity and that of its subsidiaries in 2015:

1.	Widening of the commercial gap, continuing the change of trend that began in 2014, reinforced by non-organic components (SCF).

2.	Continuing intensity of issuance activity, particularly by the European and US units, against a backdrop of more favourable conditions in wholesale markets.

In 2015, the Group as a whole attracted EUR 56,000 million in medium and long-term funding.

In terms of instruments, the biggest increase was in issuances of medium and long-term fixed-income instruments (senior debt, covered bonds, subordinated debt and preferred shares), up 16% to more than EUR 42,000 million, with a larger weight of senior debts than covered bonds. Spain was the largest issuer, followed by the UK and Santander Consumer Finance units, the three of which accounted for 87% of the issuances.

The remaining EUR 14,400 million of medium and long-term finance related to securitisations and finance with guarantees, which remained stable compared to 2014. US and European units specialising in the consumer segment accounted for 85% of the total.

By geographic area, Santander Consumer Finance, Brazil and the US recorded the largest increases, supported by increased senior debt issuances.

In the United States, Santander Consumer Finance USA continued to increase its securitisation activity and its recourse to warehouse lines to fund strong growth in new lending and the portfolio. Santander Consumer Finance notched up EUR 4,200 million in securitisations, considerably lower than in 2014, but offset by the increased issuances of senior debt mentioned above.

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The chart below sets out in greater detail their distribution by instruments and geographic areas:

In summary, Grupo Santander maintained comfortable access to the markets in which it operates, strengthened by the incorporation of new issuing units. It was involved in issuances and securitisations in 14 currencies in 2015, in which 18 issuers from 15 countries participated, with an average maturity of around 4 years, slightly up on the previous year.

ii. Compliance ahead of schedule with regulatory ratios

Under its liquidity management model, over the last few years Grupo Santander has been managing the implementation, monitoring and compliance - ahead of schedule - with the new liquidity requirements established under international financial regulations.

LCR (Liquidity Coverage Ratio)

In 2014, and after approval by the Basel Committee of the final definition of the liquidity coverage ratio (LCR), a delegated act of the European Commission was adopted defining the criteria for calculating and implementing this metric in the European Union in the CRD IV sphere. Implementation was delayed until October 2015, although the initial compliance level of 60% was maintained. This percentage will be gradually increased to 100% in 2018.

The Group’s strong short-term liquidity starting position, combined with autonomous management of the ratio in all major units, enabled compliance levels of more than 100% to be maintained throughout the year, at both the consolidated and individual levels. As of December 2015, the Group’s LCR ratio stood at 146%, comfortably exceeding the regulatory requirement. This requirement is established at a consolidated and individual level.

NSFR (Net Stable Funding Ratio)

The final definition of the net stable funding ratio was approved by the Basel Committee in October 2014, and is pending transposition to local regulations.

As regards this ratio, Santander benefits from a high weight of customer deposits, which are more stable, permanent liquidity needs deriving from commercial activity funded by medium and long-term instruments and limited recourse to short-term funds. All of this enables it to maintain a balanced liquidity structure, which is reflected in NSFR levels at Group level and for most subsidiaries exceeding 100% at the end of 2015, even though this is not required until 2018.

In short, the liquidity models and management of the Group and its main subsidiaries have enabled them to meet both regulatory metrics ahead of schedule.

iii. High liquidity reserve

This is the third major aspect reflecting the Group’s comfortable liquidity position during 2015.

The liquidity reserve is the total volume of highly liquid assets for the Group and its subsidiaries. This serves as a last resort recourse at times of maximum stress in the markets, when it is impossible to obtain funding with adequate maturities and prices.

As a result, this reserve includes deposits in central banks and cash, unencumbered sovereign debt, discounting capacity with central banks, assets eligible as collateral and undrawn credit lines in official institutions (Federal Home Loans Banks in the US).

All of this reinforces the solid liquidity position that Santander’s business model (diversified, retail banking focus, autonomous subsidiaries, etc.) confers on the Group and its subsidiaries.

At the end of 2015, Grupo Santander’s liquidity reserve amounted to EUR 257,740 million, 12% higher than at year-end 2014 and 3% above the average for the year. The structure of this volume by asset type according to cash value (net of haircuts) was as follows:

■ Table 102. Liquidity reserve

    Cash value (net of haircuts) in million Euros

	2015	2015 average	2014
Cash and depositsat central banks	48,051	46,703	47,654
Unencumbered sovereign debt	85,454	75,035	52,884
Undrawn credit lines granted by central banks	110,033	112,725	115,105
Assets eligible as collateral and undrawn credit lines	14,202	15,703	14,314

LIQUIDITY RESERVE	257,740	250,165	229,957

Note: the reserve excludes other assets of high liquidity such as listed fixed income and equity portfolios.

This increase was accompanied by a qualitative rise in the Group’s liquidity reserve, deriving from the varied evolution of its assets. The first two categories (cash and deposits in central banks +

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unencumbered sovereign debt), the most liquid (or high quality liquidity assets in Basel’s terminology, as first line of liquidity), increased by more than the average. They rose by EUR 32,967 million, increasing their share of total reserves at the end of the year to 52% (44% in 2014).

Under the autonomy conferred by the funding model, each subsidiary maintains a suitable composition of assets in its liquidity reserve for its business and market conditions (for example, capacity to mobilise their assets or recourse to additional discounting lines, such as in the US).

Most of the assets are denominated in the currency of the country, and so there are no restrictions on their use. There are however regulatory restrictions in most countries limiting activity between related parties.

The geographic distribution of the liquidity reserve is: 51% in the UK, 27% in the Eurozone, 9% in the US, and the remaining 9% in Poland and Latin America.

■ Table 103. Location of liquidity reserve

    Million Euros

UK	130,309	51%
Eurozone	69,719	27%
US	23,234	9%
Brazil	10,384	4%
Rest	24,094	9%

TOTAL	257,740

iv. Asset encumbrance in financing transactions

Lastly, it is worth pointing out Grupo Santander’s moderate use of assets as collateral in the structural funding sources of the balance sheet.

In line with the guidelines established by the European Banking Authority (EBA) in 2014, the concept of asset encumbrance includes both assets on the balance sheet contributed as collateral in operations to obtain liquidity as well as those off-balance sheet assets received and re-used for a similar purpose, as well as other assets associated with liabilities for different funding reasons.

The report on Grupo Santander information required by the EBA at the end of 2015 is given below.

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■ Table 104. Grupo Santander

Encumbered assets on balance sheet

Billion Euros	Carrying value of encumbered assets	Fair value of encumbered assets	Carrying value of unencumbered assets	Fair value of unencumbered assets
Assets	323.3		1,017.0
Credit and loans	217.8		725.9
Equities	13.2	13.2	10.5	10.5
Debt instruments	74.6	74.5	105.5	105.4
Other assets	17.7		175.0

■ Table 105. Grupo Santander

Encumbrance of collateral received

Billion Euros	Fair value of encumbered collateral received and debt issued by the encumbered entity	Fair value of collateral received and debt issued by the entity available for encumbrance
Collateral received	44.9	52.0
Credit and loans	1.2	0.0
Equities	0.9	1.7
Debt instruments	42.8	45.1
Other collateral received	0.0	5.2
Debt instruments issued by the entity other than covered loans and securitisations	0.0	5.6

■ Table 106. Grupo Santander

Encumbered assets and collateral received, and related liabilities

Billion Euros	Liabilities, contingent liabilities and securities lending associated with the encumbered assets	Assets encumbered and collateral received, including debt instruments issued by the entity other than guaranteed bonds and securitisations, encumbered
Total sources of encumbrances (carrying value)	302.6	368.3

On-balance sheet asset encumbrance amounted to EUR 323,300 million, over two-thirds of which is accounted for by loans (mortgages, corporate, etc.). Off-balance sheet asset encumbrance stood at EUR 44,900 million, mainly relating to debt securities received as collateral in operations to acquire assets which were reused. The total for the two categories was EUR 368,300 million, giving rise to a volume of associated liabilities of EUR 302,600 million.

At the end of 2015, total asset encumbrance in financing operations represented 26% of the Group’s extended balance sheet under EBA criteria (total assets plus guarantees received: EUR 1,437 million as of December 2015). This ratio stands at levels in the preceding year. The Group’s recourse to TLTRO during 2015 has been offset by maturities of secured debt (mainly mortgage covered bonds) which have been replaced with unsecured funding

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Lastly, it is important to note the different natures of the sources of encumbrance within these, as well as their role in funding the Group:

•	44% of total asset encumbrance corresponds to collateral contributed in medium and long-term funding operations (with a residual maturity of more than 1 year) to finance the commercial activity on the balance sheet. This puts the level of asset encumbrance in funding transactions understood as ‘structural’ at 11% of the extended balance sheet, using EBA criteria.

•	The other 56% corresponds to short-term market transactions (with a residual maturity of less than 1 year) or collateral contributed in operations with derivatives and whose purpose is not to finance the ordinary activity of businesses but efficient short-term liquidity management.

9.4. Funding outlook for 2016

Grupo Santander starts 2016 with a comfortable liquidity position, with a good outlook for financing over the coming year. However, there are risks to this rosier picture, including instability in financial markets, adjustments in China’s economy and changes in monetary policy at major central banks.

With maturities which can be assumed in the coming quarters, due to the reduced weight of short-term maturities and a dynamic of medium and long-term issues similar to that of a year ago, the Group will manage these needs in each country together with the specific needs of each business, including the envisaged incorporation of new portfolios and businesses, particularly consumer business in Europe.

The expected scenario of increased growth and new incorporations will generate moderate liquidity requirements in our units, in both mature and emerging economies.

In most cases, the Group’s business units can draw on surpluses from the end of 2015. There is also ample access to wholesale markets, particularly in Europe because of the European Central Bank’s quantitative easing programme. Taken together, these factors will enable the Group’s subsidiaries to maintain adequate liquidity structures for their balance sheets.

In Spain, where there is a surplus of deposits over loans, a moderate recovery in lending is envisaged after a long period of deleveraging, with a continuing focus on optimising the cost of funds. Liquidity ratios will be strengthened with an eye to the forthcoming returns of LTRO funds.

Of note in the other European units will be increasing issuance and securitisation activity in Santander Consumer Finance, backed by the strength of its business and the quality of its assets. As already discussed, in 2016 the consolidation of new portfolios will require a greater dependence on short-term funds in the rest of the Group.

In the UK, the strong performance of commercial activity and the capturing of clients will strengthen the deposit base as the basic source of credit growth. The expected favourable situation in the markets will enable the unit to optimise its medium and long-term sources of finance. The United States, also with balanced growth in loans and deposits, will focus on diversifying its wholesale financing sources, both in Santander Bank as well as Santander Consumer USA, which will contribute to reducing its leverage with respect to the funds guaranteed.

In Latin America, as in the previous year, the emphasis will remain on financing business activities from deposits, while fostering issuances in the wholesale markets open to the Group’s major units.

In addition, and at Group level, Santander is continuing its long-term plan to issue funds eligible as capital. This plan seeks to enhance the Group’s current regulatory ratios efficiently, and also takes into account future regulatory requirements. Specifically, this includes fulfilment of TLAC (total loss-absorbing capacity) requirements, which come into effect in 2019 for systemically-important financial institutions. Although this is currently just an international agreement and awaits transposition into European regulations, the Group is already incorporating it into its issuance plans to meet potential requirements. The pace of issues over recent years are estimated to be sufficient to meet future needs.

Within this general picture, the Group’s various units took advantage of good conditions in the markets at the beginning of 2016 to make issues and securitisations at very tight spreads, capturing more than EUR 4,000 million in January.

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Operational risk

10. Operational risk

10.1. Definition and objectives

Following the Basel framework, Grupo Santander defines operational risk (OR) as the risk of losses from defects or failures in its internal processes, employees or systems, or external events.

Operational risk is inherent to all products, activities, processes and systems and is generated in all business and support areas. For this reason, all employees are responsible for managing and controlling the operational risks generated in their sphere of action.

The Group’s objective in controlling and managing operational risk is to identify, measure, evaluate, monitor, control, mitigate and communicate this risk.

The Group’s priority is to identify and mitigate risk focuses, regardless of whether they produce losses or not. Measurement also helps to establish priorities for operational risk management.

In 2015, the Group continued to drive the improvement of its operational risk management model through a range of initiatives fostered through the Risks area. Some of the most significant of these include completion of the document tree for operational risk management policies as part of the ‘Documenta’ project, progress with the AORM (Advanced Operational Risk Management) transformation project as part of the Group’s ARM (Advanced Risk Management) strategy. This programme seeks to enhance operational risk management capacity through an advanced risk measurement approach, helping to reduce future exposure and losses impacting the income statement.

Grupo Santander has been calculating regulatory capital using the standardised approach set down in the EU Capital Requirements Directive. The AORM programme will help Grupo Santander develop internal models for estimating capital in its main geographic areas.

The report on Prudential Significance/Pillar III in section 4 includes information on the calculation of capital requirements for operational risk.

10.2. Operational risk management and control model

10.2.1. Operational risk management cycle

The Group’s operational risk management incorporates the following elements:

The various phases of the operational risk management and control model are:

•	Identify the operational risk inherent in all the Group’s activities, products, processes and systems.

•	Define the target profile of operational risk, specifying the strategies by unit and time frame, by establishing the OR appetite and tolerance for the budget of annual losses and monitoring thereof.

•	Promote the involvement of all employees in the operational risk culture, through adequate training in all spheres and at all levels.

•	Measure and assess operational risk objectively, continuously and consistently with regulatory standards (Basel, Bank of Spain) and the sector.

•	Continuously monitor operational risk exposure, and implement control procedures, improve internal knowledge and mitigate losses.

•	Establish mitigation measures that eliminate or minimise operational risk.

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•	Produce regular reports on operational risk exposure and the level of control for senior management and the Group’s areas and units, and inform the market and regulatory bodies.

•	Define and implement the methodology needed to calculate internal capital in terms of expected and unexpected loss.

The following are needed for each of the aforementioned processes:

•	Define and implement systems that enable operational risk exposure to be monitored and controlled in the Group’s day-to-day management activity, taking advantage of existing technology and achieving the maximum automation of applications.

•	Define and document policies for managing and controlling operational risk, and implement methodologies and management tools for this risk in accordance with regulations and best practices.

The advantages of Grupo Santander’s operational risk management model include:

•	It fosters development of an operational risk culture.

•	It allows comprehensive and effective operational risk management (identification, measurement and assessment, control and mitigation, and information).

•	It improves knowledge of existing and potential operational risks and assigns them to business and support lines.

•	Operational risk information helps to improve processes and controls, and reduces losses and the volatility of revenues.

•	It facilitates the establishment of operational risk appetite limits.

10.2.2. Risk identification, measurement and assessment model

A series of quantitative and qualitative corporate techniques and tools has been defined to identify, measure and assess operational risk. These are combined to produce a diagnosis on the basis of the risks identified and an assessment of the area or unit through their measurement and evaluation.

The quantitative analysis of this risk is carried out mainly with tools that register and quantify the potential level of losses associated with operational risk events:

•	An internal database of events, the objective of which is to capture all of the Group’s operational risk events. The capture of operational risk events is not restricted by thresholds (i.e. there are no exclusions for reasons of amount), and events with both accounting (including positive effects) and non-accounting impact are captured.

Accounting reconciliation processes have been put in place to guarantee the quality of the information in the databases. The main events for the Group and each operational risk unit are especially documented and reviewed.

•	An external database of events, as Grupo Santander participates in international consortiums, such as the Operational Risk Exchange (ORX). The use of external databases has been stepped up, providing quantitative and qualitative information leading to a more detailed and structured analysis of events in the sector and enabling adequate preparation of the scenario analysis exercises described below.

•	Analysis of OR scenarios. An expert opinion is obtained from the business lines and from risk and control managers to identify potential events with a very low probability of occurrence, but which could result in a very high loss for an institution. The possible effects of these are assessed and extra controls and mitigating measures are identified to reduce the likelihood of high economic impact.

In 2015 a corporate scenarios methodology was implemented in the Group’s main geographic areas.

•	Capital calculation through the standard approach.

The tools defined for qualitative analysis seek to assess aspects (coverage/exposure) linked to the risk profile, enabling the existing control environment to be captured. These tools are mainly:

•	Operational risk control self-assessment (RCSA). Self-assessment of operational risk is a qualitative process that seeks to determine the main operational risks for a unit, assigning these to the relevant function based on the judgement and experience of a group of experts in each function.

The RCSA process identifies and assesses the material operational risks that could stop a business or support unit achieving its objectives. It seeks to identify these operational risks, assessing them in inherent and residual terms, evaluating the design and operation of the controls and identifying mitigation measures whenever the associated risk levels are unacceptable to risk managers.

The Group has put in place an on-going operational risk self-assessment process: this ensures that material risks are assessed at least once a year. This process combines expert judgement and participation in workshops involving all interested parties, particularly the first-line of defence responsible for the risks and their control. These workshops are run by a facilitator, who is neutral and has no decision-making authority, helping the Group achieve its desired results.

The Group also produces focused assessments of specific operational risk sources, enabling transversal identification of risk levels at a greater degree of granularity. These are applied in particular to technological risks and factors that could lead to regulatory non-compliance, and areas that are exposed to money laundering and terrorism financing risks. The two latter areas, together with related plans for 2016, are set out in greater detail in the section 11 Compliance and conduct risk.

•	Corporate indicators system. These are various types of statistics and parameters that provide information on an institution’s risk exposure and control environment. These indicators are regularly reviewed in order to flag up any changes that could reveal risk problems.

In 2015, the Group evolved its corporate indicators to monitor the main risk concentrations in the Group and the industry. It has also fostered the use of indicators in all spheres of the organisation, from front-line risk managers down. The objective is to incorporate the most relevant risk indicators into the metrics that form the basis for constructing the operational risk appetite.

•	Audit and regulatory recommendations. These provide relevant information on inherent risk due to internal and external factors, enabling weaknesses in the controls to be identified.

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•	Customer complaints. The Group’s increasing systemisation of the monitoring of complaints and their root causes also provides relevant information for identifying and measuring risk levels.

•	Other specific instruments that enable more detailed analysis of technology risk, such as control of critical system incidents and cyber-security events. The capture of this information was incorporated into the corporate operational risk tool in 2015.

•	Specific assessment of risks related to technological infrastructure management processes, the acquisition and development of solutions, control of information security and IT governance.

10.2.3. Implementation of the model and initiatives

Almost all the Group’s units are now incorporated into the model with a high degree of uniformity. However, the different pace of implementation and historical depth of the respective databases means that the degree of progress varies from country to country.

As set out in section 10.1 Definition and objectives, the Group accelerated its transformation to an advanced operational risk management (AORM) approach in 2015. This programme seeks both to consolidate the current operational risk management framework and to adopt best practices in the market, based on monitoring of an integrated and consolidated operational risk profile, for proactive management of business strategy and tactical decisions.

This programme involves a number of key areas (risk appetite, self-assessment, scenarios, metrics, etc.) that enable the Group to re-fine the improvements it is implementing: these will mostly be completed in 2016, covering the ten main geographic areas. A monitoring structure has been set up at the highest organisational levels, both at the corporate centre and in the local units, to ensure adequate monitoring of progress.

This programme is supported by the development of a customised and integrated operational risk solution (Heracles, based on the external SAP GRC platform). This tool and the transformation plan will be fully implemented in all of the Group’s geographic areas in 2016.

The main activities and global initiatives adopted to ensure effective operational risk management are:

•	Development and implementation of the operational risk framework, policies and procedures, both at the corporate level and in the geographic areas.

•	Creation of operational risk control units in the Risks areas (second line of defence) and designation of coordinators responsible for OR in the various spheres of the first lines of defence.

•	A new definition of a complete group of operational risk taxonomies (risks, controls, root causes, etc.), enabling more granular, thorough and consistent management of operational risk throughout the Group.

•	Development of a new operational risk appetite structure, enabling increased granularity in risk tolerance for the Group’s most signifi-cant risk concentrations.
•	Establishment of a process for escalating incidents, setting down the criteria for communication and escalation of operational risk events based on their relevance. The relevance of operational risk is defined based on thresholds set for each type of impact.

•	Implementation of training programme at all levels of the organisation (from the board to the employees most exposed to risk in the first line of the business) and initiatives for the sharing of experiences (best practice sessions, launch of a monthly newsletter, etc.).

•	Fostering of mitigation plans for aspects of particular relevance (information security and cyber-security in the widest sense, control of suppliers, etc.): monitoring of the implementation of corrective measures and projects under development.

•	Improvements to the quality and granularity of the information on such risks analysed and presented to the main decision making forums.

•	Improvements to contingency and business-continuity plans, and, in general, crisis-management (this initiative is linked to the viability and resolution plans).

•	Fostering the control of risk associated with technology (application development and maintenance, design, implementation and maintenance or technological platforms, output of IT processes, etc.).

In the particular case of controlling suppliers mentioned above, following the development and approval of the corporate framework for agreements with third parties and control of suppliers in 2014, work continued throughout 2015 to define and develop the procedures, processes and tools needed for implementation. To this end, Group entities have been working on defining, implementing and monitoring action plans so as to adapt current processes to the new requirements of the model, paying particular attention to:

•	Identification, assignment and communication of roles and responsibilities.

•	Creation of specific committees for each geographic area to deal with issues relating to suppliers.

•	Definition and monitoring of indicators.

•	Preparation and maintenance of up-to-date inventories of suppliers of critical services.

•	Training and awareness raising of risks associated with suppliers and other third parties.

The Group is continuing to work on the implementation of the model, reinforcing and standardising the activities to be carried out throughout the management lifecycle for suppliers and other third parties.

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10.2.4. Operational risk information system

The Group has a corporate information system that supports the operational risk management tools and facilitates information and reporting functions and needs at both the local and corporate levels.

This system includes modules for registering events, mapping and assessing risks, indicators, and mitigation and reporting systems, and applies to all Group entities.

As part of the implementation of the advanced operational risk management approach, and taking into account the synergies that will be produced in the control sphere (integration of operational risk control functions in the widest sense and compliance, documentation and certification process particularities for the internal model into a single tool), the Group is in the process of installing a new GRC (governance, risk and compliance) tool based on the SAP system, known as Heracles. The objective of Heracles is to improve decision making for operational risk management throughout the organisation.

This objective will be achieved by ensuring that those responsible for risks in every part of the organisation have a comprehensive vision of their risk, and the supporting information they need, when they need it. This comprehensive and timely vision of risk is facilitated by the integration of various risk and control programs, such as risk assessment, scenarios, events, assessment of control activities and metrics using a common taxonomy, and methodological standards. This integration provides a more accurate risk profile and significantly improves efficiency by cutting out redundant and duplicated effort.

Heracles also enables the interaction of everybody involved in operational risk management with the information in the system, but subject to their specific needs or limited to a particular sphere. However, it is always draws on a single source of information for all of the functions involved.

In 2015, the Group worked on automating the loading of information into operational risk management systems, and on improving reporting capabilities in the context of the project to comply with regulations on effective aggregation and reporting principles (Risk Data Aggregation/Risk Reporting Framework - RDA/RRF).

In order to achieve the objectives for this project, a reference technological architecture has been developed, providing solutions for information capture and feeding an integrated and reliable database (Golden Source) that is used for the generation of operational risk reports.

10.2.5. Training

The Group fosters awareness and knowledge of operational risk at all levels of the organisation. In 2014, a range of training initiatives were carried out, including e-learning programmes for all Group employees (general, computer security, business continuity plan) and training activities for groups requiring specific knowledge. These activities included training for employees in wholesale businesses, e-learning for executives and directors, and courses for operational risk coordinators on the first line of defence.

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10.3. Evolution of the main metrics

As regards the databases of events, and after consolidating the information received, the evolution of net losses (including both losses incurred and net provisions) by Basel1 risk category over the last three years is set out in the chart below:

The evolution of losses by category shows a slight reduction in relative terms for practices with clients, products and business, although these continue to be the largest item.

The most relevant losses by type and geographic region in 2015 related to judicial cases in Brazil and customer compensation in the UK.

In Brazil, the roll out of a set of measures to improve customer service (the Trabalhar Bem3 programme) has enabled us to reduce losses from judicial cases.

The increase in compensation for customers in the UK is due mainly to sales of Payment Protection Insurance. The claims received relate to a widespread practice in the UK banking sector. Provisions for possible future claims were increased in 2015, according to the bank’s best estimates after having analysed the decision of the local authority to limit the deadline on claims.

The most noteworthy factors in the other operational risk categories include a decrease of fraud, in relative terms, and an increase in losses on process execution, delivery and management, mainly relating to provisions for process errors in the UK.

1.	The Basel categories include the risks set out in chapter 11 Compliance and conduct risk.
2.	In accordance with local practices, the remuneration of employees in Brazil is managed as personnel expenses for the entity, without prejudice to its treatment under the Basel operational risk framework, and is therefore not included.
3.	Refer to section 10.4 Mitigation measures, for further details.

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The chart below shows the evolution of the number of operational risk events by Basel category over the last three years:

In 2015, the Group analysed the number of internal events and put a new procedure in place for escalation of relevant events (in terms of both financial impact and number of customers affected), enabling us to process these with more effective corrective measures. The concentration of relevant events compared to total events remained at very low levels, and was lower than in the previous year.

10.4. Mitigation measures

The model requires the Group to monitor the mitigation measures put in place for the main sources of risk identified through operational risk management tools and the organisational and development model, and by preventative implementation of policies and procedures for managing and controlling operational risk.

The Group model combines these measures in a shared database, enabling us to assign each mitigation measure and the various tools used (events, indicators, self-assessment, scenarios, recommendations and prevention policies).

The percentage of measures distributed by type was as follows:

The main mitigation measures centred on improving the security of customers in their usual operations, the management of external fraud, continued improvements in processes and technology, and management of the sale of products and adequate provision of services.

4.	In accordance with local practices, the remuneration of employees in Brazil is managed as personnel expenses for the entity, without prejudice to its treatment under the Basel operational risk framework, and is therefore not included.

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Regarding the reduction of fraud, the main specific measures were:

Card fraud:

•	Roll out of chip cards:

•	Implementation of the standard in all the Group’s geographic areas in line with the timeframe set down by the payment media industry.

•	Replacement of vulnerable cards with new cards based on advanced authentication CDA technology, reducing the risk of cloning through more robust and complete encryption algorithms.

•	Robust (Full Grade) validation of card transactions, including more checks, always carried out online.

•	Implementation of the secure ecommerce standard (3DSecure) for internet purchases and requiring additional security codes for transactions, including the use of one-time passwords (OTP-SMS).

•	Incorporation of anti-skimming detectors and passive elements in ATMs to stop card cloning.

•	Review of card limits based on the product and customer segment, to adjust these for risk levels.

•	Application of specific fraud monitoring rules and detection tools to block suspicious transactions abroad.

Electronic fraud:

•	Implementation of specific protection measures for mobile banking, such as identification and registration of customer devices (Device Id).

•	An improved Internet banking authentication system, with additional checks depending on the risk level for the customer or transaction.

•	Checks of online banking transactions through a second factor based on one-time use passwords. Evolution of technology, depending on the geographic area (for example, based on image codes (QR) generated from data for the transaction).

Cyber-Security Program and information security plan

In 2015 the Group also continued paying full attention to cyber-security risks, which affect all companies and institutions, including those in the financial sector. This situation is a cause of concern for all entities and regulators, prompting the implementation of preventative measures to be prepared for any attack of this kind.

The Group has put in place the Santander Cyber-Security Program to foster and complement the actions already underway. The global aim is for this programme to be implemented in all Group banks, and covers: i) governance, integrating the three lines of defence; ii) an approach based on cyber-resilience, including identification, prevention, protection, detection and reaction activities; iii) aspects of cyber-security relating to training, access control, segregation of functions and secure software development; and iv) initiatives to enhance organisation.

The Group has evolved its internal cyber-security model to reflect international standards (including, the US NIST —National Institute of Standards and Technology— framework) and incorporate mature concepts. It has also continued its implementation of its cyber-security master plans in Group entities, including:

•	Provision of specific budgets to improve cyber-security protection mechanisms against threats in the Group’s entities and geographic areas.

•	Contracting of cyber-security insurance at the corporate level.

•	Improvement of the Security Operations Centre (SOC), increasing its sphere of activity.

•	Participation in cyber-security exercises in various Group geographies, to assess responses to such incidents.

•	Cooperation with international forums to identify best practices and share information on threats.

The Group has also launched a training programme in this area, with a new course being implemented on the e-learning platform. This course will give precise guidelines for action, as well as examples of the main current patterns of cyber attacks and electronic fraud.

In addition, observation and analytical assessment of the events in the sector and in other industries enables us to update and adapt our models for emerging threats.

Other relevant mitigation measures:

A number of local initiatives have been put in place to tackle external fraud involving identity theft and loan applications, given the significance of this for the Group and the industry. These include, enhancing quality controls for verifying customer identification alerts, evidence of income and applicant documentation (in the US) and plans to improve analysis of proposals (in Brazil).

With regard to mitigation measures relating to customer practices, products and business, Grupo Santander is involved in continuous improvement and implementation of corporate policies on aspects such as the selling of products and services and prevention of money laundering and terrorism financing. Detailed information on these areas can be found in section 11.2 Compliance risk control and supervision.

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The ‘Working Well’ (Trabalhar Bem) project in Brazil is also relevant to this category of operational risk, seeking to provide the Bank’s customers with a better service, with fewer incidents and complaints. This project includes various lines of action to improve selling practices and customer protection, including: influencing design decisions for products and services, analysis and solution of the root causes of customer complaints, development of a complaints management and monitoring structure, and improvement of protection networks at contact points.

10.5. Business continuity plan

The Group has a business continuity management system (BCMS), which ensures that the business processes of our entities continue to operate in the event of a disaster or serious incident.

The basic objective is to:

•	Minimise the possible damage from an interruption to normal business operations on people, and adverse financial and business impacts for the Group.

•	Reduce the operational effects of a disaster, providing predefined and flexible guidelines and procedures to be used to re-launch and recover processes.

•	Restart time-sensitive business operations and associated support functions, in order to achieve business continuity, stable profits and planned growth.

•	Protect the public image of, and confidence in, Grupo Santander.

•	Meet the Group’s obligations to its employees, customers, shareholders and other stakeholders.

During 2015, the Group continued to advance in implementing and continuously improving its business continuity management system. This included consolidating the implementation of the three lines of defence in relation to business continuity, including newly created businesses and divisions in the management scope.

Furthermore, and based on the improvements made to the viability and resolution plans (for more details see section 4.8 Recovery and resolution plans), a new comprehensive crisis-management model has been defined for operational and reputational crises. This refines the communication protocols for the functions involved in the decision to escalate a situation involving calling a new meeting of the crisis management committee. This also involves a redefinition of the current business continuity committee to provide adequate support to the head of operational risk Crisis Management Director in escalating issues to, and supporting, the CFO (the Crisis Management Director).

10.6. Other aspects of control and monitoring of operational risk

Analysis and monitoring of controls in market operations

Due to the specific nature and complexity of financial markets, the Group considers it necessary to continuously improve operational control procedures to keep them in line with new regulations and best practices in the market. Thus, during the year, it continued to improve the control model for this business, attaching particular importance to the following points:

•	Analysis of the individual operations of each Treasury operator in order to detect possible anomalous behaviour. During the year all the thresholds applied to each of the controls were reviewed with the other control areas, implementing specific limits for each desk.

•	Implementation of a new tool that enables compliance with new record keeping requirements for monitoring communication channels.

•	Strengthening of controls on cancelling and modifying operations and calculation of the actual cost thereof, where these are due to operational errors.

•	Strengthening of controls on contributions of prices to market indexes.

•	Development of additional controls to detect and prevent irregular operations (such as controls on triangular sales).

•	Development of extra controls for access to systems registering front office operations (for example, to detect shared usernames).

•	Adaptation of existing controls and development of new controls to comply with the new Volcker requirements.

•	Formalisation of IT procedures, tools and systems for cyber-security protection, prevention and training.

•	Development of the Keeping in B project. This involves a range of inter-disciplinary teams seeking to reinforce aspects relating to corporate governance, compliance with money laundering and credit risk controls and procedures, financial and operational architecture, technological platforms, regulatory and organisational aspects and sufficiency of resources.

For more information on issues relating to regulatory compliance in markets, refer to section 11.4 Regulatory compliance.

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The business is also undertaking a global transformation and evolution of its operational risk management model. This involves modernising its technology platforms and operational processes to incorporate a robust control model, enabling a reduction of the operational risk associated with its business.

Corporate information

The operational risk function has an operational risk management information system that provides data on the Group’s main elements of risk. The information available for each country and unit in the operational risk sphere is consolidated to give a global vision with the following features:

•	Two levels of information: corporate with consolidated information, and individual for each country or unit.

•	Dissemination among Grupo Santander’s countries and units of the best practices identified through a combined study of the results of qualitative and quantitative analysis of operational risk.

Information on the following aspects is drawn up:

•	Grupo Santander’s operational risk management model and the Group’s main units and countries.

•	The perimeter of operational risk management.

•	Monitoring of risk appetite metrics.

•	The risk profile by country and risk category, and the main operational risk concentrations.

•	Operational risk capital.

•	The action plans associated with each risk source.

•	Distribution of losses by geographic area and risk category.

•	Evolution of losses (accumulated annual, deviation on previous year and against budget) and provisions by detection and accounting dates.

•	Analysis of the database of relevant internal and external events.

•	Analysis of the most relevant risks detected from different information sources, such as the self-assessment exercises for operational and technological risk and operational risk scenarios.

•	Assessment and analysis of risk indicators.

•	Mitigating and active management measures.

•	Business continuity and contingency plans.

This information forms the basis for complying with reporting requirements to the executive risk committee, the board risk committee, the operational risk committee, senior management, regulators, rating agencies, etc.

Insurance in the management of operational risk

Grupo Santander regards insurance as a key element in the management of operational risk. Common guidelines for co-ordination among the various functions involved in the insurance management cycle to mitigate operational risk were promoted in 2015. These mainly involved the insurance areas themselves and operational risk control areas, but also the first line risk management areas, pursuant to the procedure designed in 2014.

These guidelines incorporate the following activities:

•	Identification of all risks in the Group that can be covered by insurance, including identification of new insurance coverage for risks already identified in the market.

•	Establishment and implementation of criteria to quantify the insurable risk, backed by analysis of losses and loss scenarios that enable the Group’s level of exposure to each risk to be determined.

•	Analysis of coverage available in the insurance market, as well as preliminary design of the conditions that best suit the identified and assessed needs.

•	Technical assessment of the protection provided by the policy, its costs and the elements retained in the Group (franchises and other elements at the responsibility of the insured) in order to make contracting decisions.

•	Negotiating with suppliers and award of contracts in accordance with the procedures established by the Group.

•	Monitoring of incidents declared in the policies, as well as of those not declared or not recovered due to an incorrect declaration, establishing protocols for action and specific monitoring forums.

•	Analysis of the adequacy of the Group’s policies for the risks covered, taking appropriate corrective measures for any shortcomings detected.

•	Close cooperation between local operational risk executives and local insurance coordinators to strengthen mitigation of operational risk.

•	Active involvement of both areas in the global insurance sourcing unit, the Group’s highest technical body for defining coverage strategies and contracting insurance, the forum for monitoring the risk insured (created specifically in each geography to monitor the activities mentioned in this section) and the corporate operational risk committee.

This year, the Group has also contracted a cyber-insurance policy to cover the possible consequences of cyber-attacks.

Finally, it has adapted its in-house insurance model to improve the definition of functions and the coordination of the internal and external parties involved, so as to optimise protection of the income statement.

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Compliance and conduct risk

11. Compliance and conduct risk

11.1. Scope, aim, definitions and objective

The Compliance function comprises all matters related to regulatory compliance, prevention of money laundering and terrorism financing, governance of products and consumer protection, and reputational risk.

To achieve this, the Compliance function fosters the adherence of Grupo Santander to the rules, supervisory requirements, principles and values of good conduct by setting standards, debating, advising and informing in the interest of employees, customers, shareholders and the wide community.

In Grupo Santander’s current corporate configuration of three lines of defence, Compliance is an independent second-line control function that reports directly to the board of directors and the committees thereof, through the GCCO, who does so periodically and independently. This configuration is aligned with the requirements of banking regulation and with the expectations of supervisors.

In line with what is described in section 5.2 Map of risks and in accordance with the current General Risk Framework of Grupo Santander approved by the Board of Directors of Banco Santander, the following are described as compliance risks:

•	Compliance risk: risk due to not complying with the legal framework, the internal rules or the requirements of regulators and supervisors.

•	Conduct risk: risk caused by inadequate practices in the Bank’s relationships with its customers, the treatment and products offered to them and their suitability and appropiateness for each specific customer.

•	Reputational risk: risk arising from damage to the perception of the Bank by public opinion, its customers, investors or any other interested party.

The Group’s objective in the sphere of compliance and conduct is to minimise the probability that irregularities occur; and that any irregularities that should occur are identified, assessed, reported and quickly resolved.

Other control functions (risks) and support functions (legal, T&O, etc) also take part in controlling these risks.

11.2. Compliance risk control and supervision

According to the configuration of lines of defence in Grupo Santander and, in particular, within the Compliance function, primary responsibility for the management of such function’s risks lies in the first line of defence, jointly with the business units that directly originate such risks and the Compliance function. This is performed either directly or through allocation of compliance activities or tasks to this first line.

Further, setting, promoting and achieving units’ adherence to corporate frameworks, policies and standards across the Group is the responsibility of the Compliance function in its task of control and supervision as the second line of defence. To do so, controls are put in place and their application is monitored and verified. Reporting to governance and administrative bodies is the responsibility of the Compliance function, which is also responsible for advising and informing to senior management in these matters and fostering a culture of compliance, all of these within the framework of an annual programme whose effectiveness is periodically reviewed.

In compliance, the GCCO is responsible for reporting to governance and administrative bodies; who is also responsible for advising and informing senior management in these matters and fostering a culture of compliance, all of these within the framework of an annual programme whose effectiveness is periodically reviewed. This is independently of the reporting on all the Group’s risks (also including compliance risks) performed by the vice chairman of Risks and the CRO to the governance and administration bodies.

The Compliance function provides the basic components for managing these risks (frameworks and policies for combating money-laundering, codes of conduct, marketing of products, reputational risks, etc.) and ensures that the rest are duly tended to by the corresponding units of the Group (responsible financing, data protection, customers’ complaints, etc.), having established the opportune control and verification systems, in the second line of defence of Compliance.

Internal audit - as part of its third-line functions - performs tests and reviews necessary to verify that adequate controls and oversight mechanisms are being applied, and that the Group’s rules and procedures are being followed.

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Compliance and conduct risk

The essential elements of Compliance risk management are based on resolutions adopted by the board of directors, as the highest responsible body, by means of the approval of corporate frameworks that regulate significant matters, and Grupo Santander’s General Code of Conduct. Such frameworks are approved at corporate level by the Banco Santander, S.A. as the Group parent, and subsequently approved by the units by means of the latter’s adhesion to the same, in order to carry out transposition in a manner that takes into account applicable local requirements.

The corporate frameworks of the Compliance function are as follows:

•	General compliance framework.

•	Products and services marketing framework.

•	Complaint management framework.

•	Anti-money laundering and terrorist financing framework.

These corporate frameworks are developed following Grupo Santander’s internal governance and are consistent with the Parent-subsidiary relationship model.

The General Code of Conduct sets out the ethical principles and rules of conduct that must govern the actions of all Grupo Santander’s employees and it is being supplemented in certain matters by the rules found in other codes and internal rules and regulations.

The Code also lays down the following:

•	the Compliance functions and responsibilities set out in the same.

•	the rules governing the consequences of non-compliance

•	a whistleblowing channel for the submission and processing of reports of allegedly irregular conduct.

Regulatory compliance, under the supervision of the risk supervision, regulations and compliance committee (RSRCC) and of the regulatory compliance committee, is responsible for the effective implementation and monitoring of the General Code of Conduct.

11.3. Governance and the organisational model

In the exercise of its general function of supervision, the board of directors of the Banco Santander, S.A. is responsible for approving the appointment of the head of Compliance (the Group Chief Compliance Officer – GCCO), and the framework for this function and its implementing policies. In addition, the board is the holder of the Group’s General Code of Conduct and of the corporate structures that implement this function.

In order to strengthen the independence of the compliance function as a function of internal control and provided it with sufficient relevance, the executive committee, at its meeting on February 2, 2015, agreed to appoint an executive vice-president as chief compliance officer (GCCO). For these purposes, in 2015 and pursuant to its mandate, a programme for the transformation of the compliance function at global level is being carried out (Target Operating Model for Compliance, TOM) and will be implemented over a period of three years, with the aim of elevating and bringing this function in line with the best standards in the financial industry.

Reporting on the compliance function to the board is done monthly.

Mention must also be made of the adequate coordination with the operational risk function, which collects different loss events deriving from compliance and conduct risks, and which, through risk governance - which includes a common overview of all the group risks - also reports to the board of directors and to its committees.

11.3.1. Governance

The following corporate committees, each with their corresponding local replicas, are collegiate bodies with competencies in Compliance:

The regulatory compliance committee is the collegiate body that has powers in all matters inherent in regulatory compliance, without detriment to those assigned to the two specialised bodies in the area (corporate committee of marketing as regards the commercialisation of products and services, the monitoring committee and the anti-money laundering and terrorist financing committee.

The regulatory compliance committee held five meetings in 2015.

The products and services commercialisation committee is the collegiate body of governance for the validation of products and services. The initial proposal and authorisation of new products and services is the responsibility of units, while such proposals and their alignment with corporate policies must be subject to corporate validation. Its objectives and functions are based on the appropriate commercialization or products and services for the clients, protecting and guaranteeing the rights and interests of the customers. Its functions are performed at both corporate and local level.

The committee assesses the appropriateness of adjusting products and services to the framework where they are going to be marketed, paying special attention to ensuring:

•	That the stipulations set out in the corporate commercialisation frameworks and policies, and in general, the internal or external laws (for example, not granting loans for investment products, limiting the bank’s roles as underlying in commercialised structures, etc.) are fulfilled.

•	That the target audience is clearly established, in accordance with its features and needs, clearly stating which customers it is not considered suitable for (e.g. aspects such as the customer’s commercial segment, customer’s age, geographical jurisdiction, etc.).

•	That the criteria and controls are in place to assess how suitable the products is for the customer are defined at the time of the sale. This will include, depending on the type of product and the commercial treatment applied in each case, an assessment of the customer’s financial capacity to meet the payments associated with the product/service, the appropriateness of the customer’s knowledge and previous investment experience, and the adequate diversification of his investment portfolio, as the case may be.

•	That the suitable documentation (advertising, commercial, pre-contractual, contractual and post-contractual) for each product/ service, customer and commercialisation type be determined, and in each case, that the information be conveyed to customers clearly and transparently. This information can refer to:

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•	Explaining how the product or service works, presenting, in an objective and transparent way, the information on the product/ service’s characteristics, terms and conditions, costs, risks and the calculation methodology, and not giving rise to unreasonable expectations or causing the customer to choose an inappropriate product/service.

•	Frequency and content of the post-contractual information sent to customers, including details of the effective costs incurred and information on the product’s profitability and assessment, as the case may be.

•	That training/certification plans, and checks on such plans, are in place to ensure that sales employees in the different channels have the required training and have sufficient information about the characteristics of the product/service, in order to be able to sell it appropriately.

The products and services commercialisation committee met 13 times in 2015 and analysed 104 new products/services, not having validated three of them.

The corporate monitoring committee is the Group’s collegiate governance body in monitoring of products and services, and for the assessment of customer claims in all Group units. Approved products and services are monitored locally through local monitoring committees or similar bodies, and their conclusions are reported directly to the corporate monitoring committee.

The monitoring committee held 34 meetings in 2015 at which incidents were resolved and information was analysed on the monitoring of products and services of the Group’s units.

The anti-money laundering and terrorist financing committee (formerly called the Analysis and Resolution Committee, CAR) is the col legiate body in this area, setting frameworks, policies and general objectives. It also validates the rules and regulations of other Group collegiate bodies and units in relation to prevention and coordination.

In order to strengthen governance of the function and to preserve its independence, the objectives and functions of the aforementioned committees have been reviewed in order to adjust them to the Group’s governance model, in the adaptation of the TOM.

11.3.2. Organisational model

Derived from the aforementioned transformation programme (TOM) and with the objective of attaining an integrated view and management of Compliance risks, the organisational structure of the function has been modified in accordance with a hybrid approach, in order to converge specialised Compliance risks (vertical functions) with an aggregate and standardised view of them (cross-cutting functions).

Hence, the Compliance structure is organised as follows to contribute to the Group’s mission in this field:

Cross-cutting functions

•	Coordination with units.

•	Governance, planning and consolidation.

•	Compliance processes and information systems.

Vertical functions

•	Regulatory compliance.

•	Governance of products and consumer protection.

•	Anti-money laundering and combating terrorist financing.

•	Reputational risk.

11.4. Regulatory compliance

The following functions are in place for adequate control and supervision of regulatory compliance risks:

•	Implement the Group’s General Code of Conduct and other codes and rules developing the same. Advise on resolving doubts that arise from such implementation.

•	Cooperate with Internal Audit in the regular reviews of compliance with the general code and with the codes and other rules developing it, without detriment to the regular reviews which, on matters of regulatory compliance, are to be conducted directly.

•	Prepare compliance programmes in relation with specific rules, or modifications thereof, for submission to the regulatory compliance committee and, as the case may be, subsequent approval by the board of directors or the committees thereof.

•	Regularly report to the RSRCC and the board of directors on the development of the framework and the implementation of the compliance programme.

•	Assess changes that need to be introduced into the compliance programme, particularly in the event of detecting unregulated risk situations and procedures susceptible to improvement, and propose the changes to the committee of regulatory compliance or the RSRCC.

•	Receive and handle the accusations made by employees or third parties via the whistle blowing channel.

•	Direct and coordinate investigations into the possible committing of acts of non-compliance, being able to request support from Internal Audit and propose to the Irregularities Committee the sanctions that might be applicable in each case.

•	Supervise mandatory training activity on Compliance programme.

The Compliance TOM orients the focus of the regulatory Compliance function in the following areas:

1. Compliance in employee matters.

2. Compliance in organisational aspects.

3. Compliance of market regulations.

4. Conduct in the securities markets.

1. Employees

The objective of regulatory compliance with respect to employees – on the basis of the General Code of Conduct – is to establish standards in corporate defence and conflicts of interest and, from a regulatory perspective, set guidelines for remuneration and in dealings with suppliers.

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In corporate defence, the responsibility is undertaken of minimising the impact of the penal responsibility of companies for any crimes committed on account of and for the benefit of them by administrators or representatives and by employees as a result of a lack of control.

The system of managing risks for the prevention of penal crimes, which was audited in 2015, obtained the AENOR certification in 2014.

A key element in this system is the whistle blowing channel. There are five main whistle blowing channels in the Group, which registered some 400 communications in 2015.

2. Organisational aspects

This is a new aspect for regulatory compliance. The aim is to set standards, from a regulatory perspective, in record keeping, and in safeguarding the right to the protection of personal data, specifically, those of our customers.

Second-line work is also performed for the general Group compliance of US FATCA tax regulation.

3. Market regulations

In 2015, a contribution was made to the corporate project of adjustment to the US Volcker Rule, which limits proprietary trading to very specific cases that the group controls by means of a compliance programme. Compliance of other specific security markets regulations are also monitored: as in the field of derivatives, that which is established by Title VII of the US Dodd Frank Act or its European counterpart, EMIR (European Market Infrastructure Regulation).

Regulatory compliance is also responsible for disclosing relevant Group information to the markets. Banco Santander made public 98 relevant facts in 2015, which are available on the Group’s web site and that of the National Securities Market Commission (CNMV).

4. Code of Conduct in Securities Markets (CCSM)

The Code of Conduct in Securities Markets (CCSM), supplemented by the Code of Conduct for Analysis Activity, and other implementing rules, contains Group policies in this field and defines, inter alia, the following responsibilities for regulatory compliance:

•	Register and control sensitive information known and generated by the Group.

•	Maintain the lists of securities affected and related personnel, and watch the transactions conducted with these securities.

•	Monitor transactions with restricted securities according to the type of activity, portfolios or collectives to whom the restriction is applicable.

•	Receive and deal with communications and requests to carry out own account trading.

•	Control own account trading of the relevant personnel and manage possible non-compliance of CCSM.

•	Identify, register and resolve conflicts of interest and situations that could give rise to them.

•	Analyse activities suspicious of constituting market abuse and, where appropriate, report them to the supervisory authorities.

•	Resolve doubts on the CCSM.

At present, around 13,000 people are considered relevant persons under the CCSM in the Group.

11.5. Governance of products and consumer protection

As a result of the transformation of the compliance function into the new TOM model, the old reputational risk office has been renamed as governance of products and consumer protection, and broadens its authority to strengthen adequate control and supervision of the marketing risks of products and services, promotion of transparency and a simple, personal and fair approach to customers to protect their rights and ensure that policies and procedures take consumers’ perspective into account. To do so, the following functions have been established, and organised on the basis of two corporate frameworks and a set of policies that lay down basic principles and guidelines in this field:

Frameworks

•	Corporate commercialisation framework: uniform system for the marketing of products and services, with the aim of minimising exposure to risks and possible claims arising from such fields in all phases (validation, pre-sales, sales, post-sales following).

•	Complaint management framework: uniform system for the sys-tematised management of registration, control, management and analysis of the cause of complaints by different categories, thus allowing for identifying reasons for customer dissatisfaction, offering appropriate solutions in each case and improving, as necessary, the processes giving rise to them.

Functions

•	Foster units’ adherence to aforementioned corporate frameworks.

•	Facilitate the functions of the corporate commercialisation committee, ensuring correct validation of any new product or service proposed by any Group subsidiary or the parent prior to the launch thereof.

•	Preserve internal consumer protection, with the objective of improving relations with the Group, effectively promoting their rights, facilitating a solution to any controversies, in accordance with best practices through any channel, and fostering financial knowledge. The objective is to contribute to lasting relationships with customers.

•	Identify, analyse and control fiduciary risk generated by private banking, asset management, insurance and outsourced activity of custody services for customers’ financial instruments. Fiduciary risk is the risk that arises from the administration of financial instruments on customers’ behalf. This process of fiduciary risk management requires the following activities, in addition to an admission process:

•	regular assessment of compliance of products’ mandates, such that the risk associated to customers’ position is always handled in the customer’s best interest.

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•	monitoring the final performance of the investments both with regard to the fiduciary relations with the client who expects the best performance as well as with regard to competitors.

•	regular monitoring of third-party custody providers.

•	collect, analyse and report to Group governance bodies the information necessary to carry out an adequate analysis of the marketing risk of products, services and claims, with a twofold view: the possible impact on customers and on the Group, and on the monitoring of products and services throughout their life cycle.

•	supervise subsidiaries’ processes of marketing and of customer complaint management, making proposals for improvement and following up on actions plans to mitigate risks.

The following were the main activities carried out by this function in 2015:

•	In addition to the aforementioned analysis, of the 104 products and services submitted to the corporate commercialisation committee:

i.	analysis and validation of 27 products or services considered to be not new.

ii.	reviewing compliance of agreements in 63 structured notes issued by Santander International Products Plc. (subsidiary fully owned by Banco Santander S.A.) and

iii.	resolution of 182 consultations by different areas and countries.

•	Updating of the contents and formats of documents that regulate the validation and monitoring of products and services in order to incorporate the best practices identified in the Group in this areas. These documents were validated by the committee (July 2015) and then communicated to the subsidiaries, as they are considered benchmark documents that Group units must use as the basis for developing or adapting their own procedures in these areas. The main innovations are:

i.	checklist which includes an assessment of the degree to which the proposal is aligned with the simple, personal and fair values of the corporate culture.

ii.	update of the draft memorandum provided to Group units as guidelines for submitting initiatives to the pertinent commercialisation committee.

iii.	update of the monitoring report submitted to Group units to assist in setting minimum and homogeneous contents for tracking and reporting on marketed products and services and

iv.	extending the monitoring scope to all products and services, regardless of the date on which they were validated.

•	supervise local monitoring of marketed products and services, with special attention focused on some units that require it due to the type of products and customers they have.

•	Monitor the the fiduciary risk of customers’ equity in real estate investment funds and pension funds all managed by Santander Asset Management, the holding company owned by the group.
•	Analyse and consolidate complaint information and management thereof from 25 local units and 36 business units and 10 branch offices of Santander Global Corporate Banking.

Corporate projects

•	Darwin Project: development of corporate tools to improve safeguarding of customers’ rights:

i.	MRF claim management tool, used in the registration, management and traceability of customer cases in order to comply with regulators’ and consumers’ expectations;

ii.	tool based on Text & Speech Analytics ARCA (Application for Root Cause Analysis), complying with the Joint Committee guidelines of the European regulators. The tool processes all complaints cases in order to create uniform groups of information or clusters, and identify the cause of customers’ problems in order to mitigate them.

•	Classification of financial products under a corporate methodology (rating of one to five): during the year, monitoring of implementation of technology developments in subsidiaries that will allow for maintaining this classification in systems and apply pertinent marketing criteria, with implementation estimated for the first half of 2016.

•	Conduct costs arising from marketing (pilot Spain with the idea of spreading conclusions and synergies throughout the rest of the Group): the Corporation has led a collecting of processes and data of Santander Spain, in order to prepare and action plain aimed at setting up a procedure for identifying and recording, in a centralised, comprehensive, complete and reliable manner, all costs relating to conduct risks arising from marketing.

11.6. Anti-money laundering and terrorist financing

The following functions are in place for the adequate control and supervision of money laundering and terrorist financing risks:

•	For Grupo Santander, it is a strategic objective to have an advanced and efficient anti-money laundering and terrorist financing system, constantly adapted to the latest international regulations and with the capacity to confront the appearance of new techniques by criminal organisations.

•	Its action is structured based on the corporate framework which establishes the principles and basic action guidelines to set minimum standards that Grupo Santander’s units must observe. It is formulated in accordance with the principles contained in the 40 recommendations of the Financial Action Task Force (FATF) and the obligations and provisions of European directives concerning the prevention of the financial system being used for money laundering and for combating terrorist financing.

•	The local units, in their role as first line of defence, are responsible for managing and coordinating the systems and procedures for anti-money laundering and terrorist financing in the countries where the Group operates, as well as the investigation and treatment of communications of suspicious transactions and of the information requirements of the corresponding authorities. Each of these local units has persons responsible for this function.

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•	Corporate systems and processes have been established in all units, based on decentralised operational technology systems, which can provide the corporate function with local management information and data, and also reporting, monitoring and control. These systems are used to apply an active and preventive management in the analysis, identification and monitoring of transactions suspected to be involved in money laundering or terrorist financing.

•	Grupo Santander is a founding member of the Wolfsberg Group, with other major international financial entities. The Wolfsberg Group aims to establish international standards to increase the effectiveness of the anti-money laundering and combating terrorism financing programmes in the financial community. A number of initiatives have been launched to address different areas of concern. Supervisory authorities and experts in this area believe that the principles and guidelines set by the Wolfsberg Group represent an important step in the fight against money laundering, corruption, terrorism and other serious crimes.

The prevention organisation assists 168 different Group units established in 31 countries. There are 900 professionals in the Group performing the anti-money laundering and combating of terrorism financing function, and 81% of them are exclusively engaged on this task.

The main activity indicators for 2015 are as follows:

•	Subsidiaries reviewed: 109

•	Cases investigated: 84,748

•	Communications to authorities: 21,485

•	Training for employees: 129,233

The Group has both local and corporate training plans, with the aim of covering all employees. There are also specific training plans for the most sensitive areas related to anti-money laundering and terrorist financing.

11.7. Reputational risk

As a result of the transformation of the compliance function through the implementation of the TOM model, very significant progress has been made in the specification of the details of the reputational risk model.

The specific characteristic of reputational risk, originating in a wide variety of sources which, when combined with the stakeholder’s view, requires a unique approach, control and management model, different from other risks.

The reputational risk model is based on an eminently preventative approach, but it is also based on efficient crisis management processes.

Reputational risk management is to be incorporated into both business and support activities, and in internal processes. It should, therefore, allow for integrating functions of risk control and supervision in its activities.

The reputational risk model also involves an integrated understanding not only of the bank’s activities and processes in the performance of its activity, but also of how it is perceived by stakeholders (employees, customers, shareholders and investors, and society at large) in different environments. This approach requires close coordination between the management, support and control functions with the different stakeholders.

Reputational risk governance is thus included as a part of compliance governance, as indicated. The compliance function reports to the senior management about reputational risk questions, once the data regarding the sources of reputational risk has been consolidated.

11.8. Risk assessment model of compliance and risk appetite

The Group risk appetite for compliance risks stems from a zero appetite declaration for risks of this type, in order to clearly reduce the probability of any economic, regulatory or reputational impact occurring within the Group. Compliance risk is organised in a homogeneous way in units, by establishing a common methodology, which consists of setting a series of compliance risk indicators and assessment matrices which are prepared for each local unit.

The corporate compliance function has assessed the regulatory risk (risk assessment) in 2015, focusing on the Group’s main countries. Actions plans designed to allay high risks which derive from risk assessment are monitored on a quarterly basis, country by country.

In accordance with the new compliance TOM, in 2015 the Group launched new indicators and established an initial risk assessment in regulatory consumer protection and products governance, anti-money laundering and funding of terrorism, and reputational risk functions.

From 2015 on, risk assessment is going to be consolidated in order to have a comprehensive overview of all compliance risks, so that such risks can be integrated with all the Group’s other risks, and so the board of directors may have a holistic vision of these risks. This will allow the Group to have a single overview of how compliance risk appetite is established, how it is monitored and what corrective measures need to be deployed, if necessary. This task is performed in accordance with the same methodologies and indicators as in the risk function, so that they are integrated in the Group’s risk appetite framework. Incurred losses resulting from compliance risks are added to the common event data base that is managed by the Risk function, in order to have a complete oversight, and also to provide an integrated control and management of non-financial risks.

The TOM model implementation is expected to include a revised taxonomy of the different types of compliance risks, as first level risks. The aim of this taxonomy is to clearly identify the compliance risks and so be able to ready for possible stress tests in the future.

Corporate projects

In Risk Assessment (Heracles project). Establishing a methodology for assessing compliance risks, training of all Group units, and in coordination with the operational risk function, the launching of an assessment exercise.

Lastly, the Risk Data Aggregation (RDA) project, in collaboration with the risk function, consists of a risks indicators models, which have been identified by the vertical function, and which are required in a corporate tool in order to provide management information.

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11.9. Transversal corporate projects

In Risk Assessment, a methodology has been established for assessing compliance risks, training of all Group units, and in coordination with the operational risk function, the launching of an assessment exercise.

Lastly, the Risk Data Aggregation (RDA) project, in collaboration with the risk function, consists of a risk indicators models, which have been identified by the vertical functions, and which are required in a corporate tool in order to provide management information.

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212 Internal control function in Grupo Santander
215 Remuneration policies
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Internal control function in Grupo Santander

12. Internal control function in Grupo Santander

Description of the internal control function of Banco Santander

Banco Santander’s internal control model (“ICM”) comprises the set of processes and procedures performed by senior management and the rest of the Group’s employees to provide reasonable assurance that the goals set by the Group, including the goals regarding control over corporate strategy, effectiveness and efficiency of operations, reliability of financial information and compliance with applicable laws and regulations, are being met.

Banco Santander’s ICM complies with all legal and regulatory requirements and is in accordance with the guidelines set by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in its last Framework published in 2013: (Internal Control Integrated Framework), and the Framework for Internal Control Systems in Banking Organisations issued by the Bank for International Settlements (BIS) in Basel.

The principles on which the Group’s internal control model are based as follows:

1.	Culture of senior management control and oversight. This culture is manifested in the following aspects:

•	The board of directors bears ultimate responsibility for ensuring that an adequate and effective internal control system is in place and is kept up to date.

•	Senior management is responsible for establishing appropriate internal control policies and ensuring that these are put into effect and monitored.

•	The board of directors and senior management are responsible for making all levels of the organisation aware of the importance of internal control. All employees of the organisation who are involved in internal control processes must have clearly defined responsibilities.

2.	Risk identification and assessment. The Group’s internal control system ensures that all the risks that could adversely affect achievement of the organisation’s goals are properly identified and assessed and that new risks are assessed continuously.

3.	Establishment of adequate controls and separation of functions. A clear structure of control and allocation of responsibilities has been established and the control functions are an intrinsic part of the organisation’s business and support activities, ensuring sufficient separation of functions to avoid any conflict of responsibilities.

4.	Reporting and disclosure. The Group’s procedures and systems ensure accurate and comprehensible reporting and disclosure.

5.	Monitoring of the control system. Besides the continuous review of business and operations, control activities are subject to regular assessments, the conclusions of which are reported to senior management and the board of directors, along with any matters subject to special monitoring.

Proper documentation of the Group’s ICM is vital to achieving these objectives. A common standard methodology is used to describe the processes, identify the risks, controls and the heads of the organisational structure.

Potential risks that must be covered by the ICM are identified based on senior management’s knowledge and understanding of the business and operational processes, taking into account both relative importance criteria and qualitative criteria associated with the nature, complexity or structure of the business.

Documentation and updating

The following are some of the main features of the Group’s ICM documentation:

•	The corporate model documentation covers every member of the organisation with control responsibilities, through a framework of direct, individually assigned responsibilities.

•	Management of ICM documentation is decentralised among Group units. A corporate area also coordinates all Group units and provides general criteria and guidelines for standardising documentation of procedures, tests for assessing controls, classification criteria for potential deficiencies and regulatory adaptations.

•	The documented model is broad and so includes not only the activities linked to the generation of consolidated financial information, which is its main objective, but also any other procedures performed in the business and support areas of each entity which, while having no direct impact on the accounts, could nevertheless give rise to losses or risks in the event of incidents, errors, infringements of regulations or fraud.

•	The ICM is a forward-looking model and evolves by adapting to the reality of the Group’s business and support activities at any given time, clearly identifying any risks that might prevent the achievement of goals and the controls that mitigate such risks.

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•	It includes detailed descriptions of transactions, criteria for assessing the performance of the controls and the conclusions of the performance assessment.

All the ICM documentation of each Group company is stored in a corporate computer application. This application allows processes, risks and controls to be consulted and updated by users in real-time and reviewed by external auditors or supervisory bodies. It also serves as a support tool for the internal control model assessment process, automatically ensuring the model’s integrity.

The chart below shows the framework of documentation and responsibilities in the Group’s internal control model:

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Keeping the descriptions of processes, risks and controls and the identity of the persons responsible for them up to date is a key aspect of the Group’s ICM.

In 2015 the Group’s ICM documentation evolved to meet the new regulatory requirements affecting bank procedures and to reflect changes in the organisation, both changes in the businesses and operational processes and changes in the Group’s organisational and corporate structure.

Documenting and updating the ICM is not only done in the business units; it is also a crucial part of identifying, documenting and assessing the risks and controls associated with operational processes outsourced to Group companies.

The ICM documentation and its assessment process also supports compliance with other regulations, including SOx, FATCA, penal responsibility of legal persons, Dodd Frank and Volcker, among others.

Ultimately, the ICM is examined by the Group’s statutory auditor, who reports to the Audit Committee and issues an opinion on the effectiveness of the internal controls applied to the generation of the financial information Banco Santander’s consolidated financial statements at 31 December 2015.

The corporate scope of the Group’s ICM also imposes an obligation to constantly ensure that the people involved in the ICM at all levels of the organisation are kept up to date, coordinated and trained as appropriate. The corporate coordination team carries out both online and classroom training and keeps the methodology up to date, sending the appropriate instructions to Group entities.

Assessment and integration in management

The Group has an assessment and certification process for reviewing the performance of the ICM and the effectiveness of the established controls, processes and activities. This process starts with an assessment of the control activities by the persons responsible for them. Based on the conclusions of this first assessment, the various sub-processes, processes and activities related to the generation of financial information are certified. Once all these certifications have been analysed, the CEO, CFO and Controller certify the effectiveness of the ICM as a whole.

Two assessment processes were carried out in the Group during 2015: in the first half, an assessment of control effectiveness aimed at anticipating incidents, so as to improve the controls before the end of the year; and the annual assessment of the effectiveness of controls and processes.

In addition, in order to strengthen the objectivity of the assessment process of the internal control model, the system that supports documentation and such assessment includes significant information related to internal audit recommendations, supervisors and measurements of the indicators that track the specialised control functions of the first and second lines of defence.

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13.	Remuneration policies

13.1. Principles of corporate governance with respect to remuneration

a) Board involvement

The board of directors itself, at the proposal of the remuneration committee, is the body that approves the annual report on director remuneration submitted to a consultative vote of the shareholders at the general shareholders’ meeting. In addition, the board, likewise at the proposal of that committee, proposes the director remuneration policy, approves individual director compensation, including executive directors and, if applicable, of non-executive directors for performance of non-director functions, and determines the other terms and conditions of their contracts.

b) Transparency

Banco Santander considers transparency a fundamental principle of corporate governance and complied early with the regulatory requirements now in force.

13.2 Remuneration committee

The basic regulations of the remuneration committee are contained in the Bylaws of Grupo Santander, supplemented and developed by the Board Regulations, which define the committee’s composition, procedures and functions. For the purposes of this report, these functions include the following:

•	Director’s remuneration:

•	To make proposals to the board in respect of the director remuneration policy, preparing to such end the pertinent reasoned report on the policy under the terms of article 28 bis of the Board Regulations, plus the annual remuneration report envisaged under article 29.

•	To make proposals to the board in respect of the individual remuneration of directors by reason of their status as such.

•	To make proposals to the board in respect of the individual remuneration of directors for the performance of non-board functions and duties beyond those set out in their contracts.

•	To oversee compliance with the company’s director remuneration policy.

•	To conduct periodic reviews in order to update the remuneration schemes, ensuring their suitability and adjusting remuneration accordingly and seeing to it that the remuneration of board members is moderate and proportionate with the company’s results, culture and risk appetite and does not offer incentives for assuming risks that breach the company’s threshold, thus ensuring that remuneration enables and is compatible with proper and effective risk management. For these purposes, it will verify that the mechanisms and systems in place ensure that the remuneration schemes take into account all types of risk and levels of capital and liquidity and allow for remuneration to be brought in line with business objectives and strategies, corporate culture and the company’s long-term interests.

•	To see to it that remuneration is transparent and that the necessary information on director remuneration is duly included in the annual report, the annual corporate governance report, the annual report on remuneration and other legally required reports. To such ends, it shall provide the board with any information that may prove necessary or pertinent.

•	Remuneration of senior executives who are not directors:

•	To make proposals to the board in respect of the remuneration policy for general managers and other members of the senior management in accordance with applicable law.

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•	To make proposals to the board in respect of the essential terms and conditions of the contracts and remuneration of senior executives.

•	To oversee compliance with the company’s remuneration policy for senior executives.

•	Remuneration of other executives whose activities may have a material impact on risk-taking by the Group.

•	To make proposals to the board in respect of the remuneration of other executives who do not belong to the senior management and are attached to the company’s internal control functions (internal audit, risk management and compliance), or who receive significant remuneration, particularly variable remuneration, and whose activities may have a material impact on risk-taking by the Group.

•	Others:

•	The remaining functions specifically set out in the Board Regulations and those prescribed by law.

The Bylaws and Regulations of the Board1 provide that the remuneration committee comprise solely non-executive directors, have a majority of independent directors and that it be chaired by an independent director. All members of the committee are independent external (non-executive) directors.

All of the directors who are members of the remuneration committee have a demonstrated capacity to carry out their duties on such committee due to their banking experience and their knowledge regarding remuneration.

In addition, since the members of the committee sit on other committees of the board (executive committee, risk committee, audit, appointments committee, risk, regulation and compliance oversight committee), continuously updated information is available on the risks, capital base and liquidity of the Group, which is particularly significant in the establishment of remuneration systems, the control thereof, and the determination of the specific amounts of variable remuneration, amongst other matters.

Pursuant to its rules and regulations, the remuneration committee meets as often as called by resolution of the committee itself or of its chairman, and at least four times a year. In 2015, it met on ten occasions.

The functions, composition and activities carried on in 2015 by the remuneration committee may be consulted in the committee’s public report for that year.

In all their decision-making processes the remuneration committee and the board were able to check the relevant information against information about the markets and the Group’s peers in terms of size, characteristics and business activities.

13.3. Principles of remuneration policy

In 2015, the principles of remuneration policy applied to directors for the performance of their executive duties, senior management and other managers whose activities could affect the risk assumed by the Group are as follows:

•	Remuneration must be compatible with rigorous risk management, without favouring an inappropriate assumption thereof, and must be in line with the interests of the shareholders, fostering the long-term creation of value.

•	Fixed remuneration should represent a significant proportion of total remuneration.

•	Variable remuneration must compensate directors’ performance in achieving the Group’s objectives.

•	The overall remuneration package and the structure thereof must be competitive, facilitating the attraction, retention, and appropriate remuneration of the directors and executives.

Banco Santander conducts a comparative annual review of the total compensation of executive directors, senior managers and other executives who have an impact on risk-taking by the Group.

In 2015, in respect of executive directors and senior managers, market levels of compensation were analysed based on a peer group composed of the following banks: HSBC, Wells Fargo, JP Morgan Chase, Bank of America, Citigroup, BNP Paribas, Lloyd’s, Standard Chartered, UBS, Barclays, BBVA, ING, Deutsche Bank and Société Générale. According to available public data, based on market capitalisation (at 30 September 2015) and number of employees (at 31 December 2014) Banco Santander was positioned in the 75th percentile of its peer group and above the 75th in terms of ordinary profit (year-end 2014).

In performing the market analysis, the main elements of total remuneration (fixed pay, short and long-term variable pay and pensions) were included, so as to obtain a general overview of comparable pay levels and remuneration practices.

The same analysis was conducted for other executives included in Identified Staff, also taking account the specific competitors who operate in the local markets in which they perform their functions.

13.4. Identified Staff2

The committee proposes to the board remuneration for the identified staff (IS) . Banco Santander has developed an internal corporate policy to interpret the classification criteria for staff whose professional duties materially affect the entity’s risk profile. In general terms, Identified Staff includes:

•	Based on qualitative criteria - staff who work in a material business unit such as:

1.	The composition of the Appointments Committee is regulated by articles 54 bis of the Bylaws and 17 bis of the Board of Directors’ Regulations.
2.	The Identified Staff have been defined according to the provisions of Law 10/2014, of 26 June, on the restructuring, supervision and solvency of credit institutions, (Law 10/2014), transposing into Spanish law the text of Directive 2013/36/EU of the European Parliament and Council of 26 June 2013, on access to the activity of credit insitutions and the prudential supervision of credit institutions and investment firms (Directive CRD IV). Article 32.1 of Law 10/2014 defines this group as consisting of those “staff whose professional activities have significant impact on the risk profile of the institution, of its group, parent company or subsidiaries” (the Identified Staff). That definition derives from Article 92(2) of Directive CRD IV and has been implemented by Commission Delegated Regulation (EU) 604/2014 supplementing Directive 2013/36/ EU of the European Parliament and of the Council with regard to regulatory technical standards with respect to qualitative and appropriate quantitative criteria to identify categories of staff whose professional activities have a material impact on an institution’s risk profile (the Delegated Regulation).

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•	Members of the management, executive or supervisory committees.

•	The first line of the unit.

•	Heads of material sub business units in the country or business area.

•	Head of risk, audit and compliance and their direct superiors.

•	Heads of legal advisory services, audit, tax advisory services, budget, human and technological resources and operations.

•	Members of senior risk committee, managers with powers to approve risk proposals and those responsible for making significant risk proposals.

•	Traders enabled to take substantial positions in market risk.

•	Members of the new products committee.

•	By quantitative criteria:

•	Managers whose total remuneration exceeded EUR 500 thousand in 2014.

•	Managers whose remuneration is in the highest 0.3% of the Group and his/her country.

•	Managers who in the past year earned more than the person with the lowest remuneration in the IS group, factoring in the business positions identified in the qualitative criteria.

According to these criteria, the remuneration committee reviewed the scope of this group in order to identify persons in the organisation who meet the above parameters. At year-end 2015, this group comprised 1,281 executives across the Group, accounting for approximately 0.66% of total staff, and a year-on-year increase almost 18%.

13.5. Remuneration policy

13.5.1 Remuneration policy in 2015

The policy applied in 2015 has taken into consideration the established principles, in particular:

•	The fixed contribution has represented a significant portion of the total compensation.

•	The variable retribution did not, in any case, exceed the 200% of fixed retribution.

3.	Return on risk weighted assets.

Variable remuneration

In 2015, variable remuneration generally comprised:

•	A “Bonus”, to be received partly in cash and partly in shares, while deferring collection of a portion of the Bonus for a period of three or five years.

•	A long-term incentive or “LTI” that, if applicable, will be received entirely in shares on a deferred basis.

Bonus

The Bonus is generally set taking into account compliance with the attributed net ordinary profit (NOP) for 2015, compliance with the 2015 target for Rorwa3 , adjusted for NOP growth during the year and other qualitative factors. Those other qualitative factors are designed to take into consideration a qualitative assessment of earnings and alignment with shareholder interests and were as follows:

•	Appropriate risk management and efficient use of capital.

•	Benchmarking of results against competing institutions.

•	Benchmarking of customer satisfaction against competing institutions.

•	Changes in core capital, the Group’s economic capital, the balance sheet and other relevant management factors.

A distinction is made between executives with general functions in the Group and those with functions in a specific country or business division; for the former, priority is placed on quantitative targets and qualitative factors at Group level, whereas for the latter the emphasis is on the metrics for the division or country to which they are assigned.

In the case of executives in corporate divisions with control functions, the Group targets and qualitative factors are considered, not those for the specific business divisions in which they perform risk control functions.

Furthermore, some specific businesses and units may consider targets scaled to units smaller than the Group, division or country. In these cases, the general principles are the same as those set out above.

Global Corporate Banking bonus scheme

In addition to the general bonus scheme for the Group’s senior managers, the Global Corporate Banking (GCB) business applies a programme in all countries where this unit is active. The model remunerates the achievement of objectives using a partial pay out system, linking variable remuneration to the unit’s ordinary net profit, including provisions and similar expenses and pre-established budgetary targets. The system assigns a weight of 25% to the achievement of risk-adjusted return targets and, on an aggregate basis, assumes that 30% of income is linked to Group results for executives with top management responsibilities. The GCB scheme has the same qualitative factors as the general scheme, based on the Group’s strategy for this business, its management in the broadest sense, and specifically the risks assumed.

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Form of payment of the Bonus

The Bonus for 2015 was paid as described below:

•	Part was paid immediately and part was deferred. The percent deferral is 60%, 50% or 40%, depending on the category of Identified Staff. For executive directors, the percent deferral is 60%, 50% for senior management and 40% for other executives in the identified staff group, and the percent deferral may increase when the Bonus reaches certain amounts.

•	The portion payable immediately was paid in two instalments, net of tax (or tax withholdings), in cash and in shares.

•	The percentage deferred was paid, after taxation (or withholdings), in three or five parts paid annually, 50% in cash and the remaining 50% in shares, according to the price calculated for immediate payments. Receipt of deferred remuneration is subject to the conditions and malus clauses described below.

•	The shares received by each director, whether payable immediately or deferred, are non-transferable and no direct or indirect hedges may be arranged on them for a year after they are delivered. Neither may hedging (directly or indirectly) be arranged prior to delivery of the shares.

•	For identified staff in Brazil, Mexico, Chile, Poland and Santander Consumer USA, variable remuneration received or deferred in shares, is made in shares or similar instruments of the entities themselves.

Long-term incentive (performance shares)

At the proposal of the remuneration committee, the board of directors has set an LTI for identified staff based on an amount equal to 20% of their benchmark bonus.

The LTI was based on the performance of two indicators in 2015. namely:

1.	The Grupo Santander earnings per share (EPS) for 2015 in relation to the budgeted EPS for that year:

■ 2015 EPS % target EPS 2015	2015 EPS Ratio
≥ 90%	1
> 75% but < 90%	0.75 – 1	*
≤ 75%	0

*	Linear increment in EPS 2015 coefficient according to the specific percentage relation between real and budgeted 2015 EPS.

2.	The return on tangible equity (“ROTE”) of Grupo Santander in 2015 compared to the target that year:

■ 2015 ROTE % target ROTE 2015	2015 ROTE Ratio
≥ 90%	1
> 75% but < 90%	0.75 – 1	*
≤ 75%	0

*	Straight-line increase in the 2015 ROTE Ratio based on the specific percentage that 2015 ROTE represents of the target within this bracket of the scale.

The LTI thus set for each beneficiary is termed the “LTI Agreed Amount”, although the rate of accrual and actual amount of the LTI will be linked to the degree of achievement of the multi-year objectives indicated below. For each member of the identified staff, the Approved LTI Amount determines the maximum number of shares that they may receive and calculated taking into account the listing price of Santander’s shares for the 15 trading sessions prior to the board meeting approving the 2015 Bonus for executive directors (26 January 2016). The Approved Amount was set at 91.50% of the maximum benchmark.

The accrual and amount of the LTI are subject to meeting certain targets:

a.	The relative performance of Grupo Santander’s EPS growth for the 2016-2018 period compared to a peer group of 17 credit institutions (the “Peer Group”).

EPS growth is understood as the percentage ratio between the earnings per share according to the initial and final consolidated annual financial statements for the comparison period (i.e. the consolidated financial statements ended 31 December 2014 and 31 December 2017, respectively).

■ EPS growth
Santander ranking in EPS
growth 2015-2017	EPS Ratio
From 1st to 5th	1
6th	0.875
7th	0.75
8th	0.625
9th	0.50
10th-18th	0

The reference Group comprises the following entities: Wells Fargo, JP Morgan Chase, HSBC, Bank of America, Citigroup, BNP Paribas, Lloyds, UBS, BBVA, Barclays, Standard Chartered, ING, Deutsche Bank, Société Générale, Intesa SanPaolo, Itaú-Unibanco and Unicredito.b. Grupo Santander ROTE for 2017.

b)	Grupo Santander’s 2017 ROTE exercise is:

■ ROTE in 2017
ROTE in 2017 (%)	ROTE Ratio
≥ 12%	1
> 11% but < 12%	0.75 – 1	*
≤ 11%	0

*	Straight-line increase in the ROTE Ratio based on the specific percentage of Grupo Santander ROTE in 2017 within this bracket of the scale.

c.	Employee satisfaction, measured by whether or not it is included in the “Top 3” of the best banks to work for in the principal markets in which the Group operates.

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■ Employee satisfaction
Number of principal markets in
which Santander is in the Top 3 of
the best banks to work for in 2017	Employees Ratio
6 or more	1
5 or fewer	0

For these purposes, Grupo Santander’s “Main Markets” are: Germany, Argentina, Brazil, Chile, Spain, United States, Mexico, Poland, Portugal and United Kingdom.

d.	Customer satisfaction, measured by whether or not it is included in the “Top 3” of the best banks on the customer satisfaction index in the Principal Markets.

■ Customer satisfaction
Number of Principal Markets in
which Santander is in the Top 3 of
the best banks on the customer
satisfaction index in 2017	Customers Ratio
10	1
Between 6 and 9	0.2 – 0.8	*
5 or fewer	0

*	Linear increment in Customers Coefficient such that, within this line of the scale, the coefficient increases 0.2 for each additional main market in which the customer satisfaction rating is ranked amongst Top 3.

e.	Customer contracting, taking into account that Grupo Santander targets for 31 December 2017 are to have 17 million individual customers and 1.1 million SME and business customers.

■ Individually loyal customers
Individual loyal customers (million)	Individuals Ratio
≥ 17	1
> 15 but < 17	0.5 – 1	*
≤ 15	0

■ SME and corporate loyal customers
SME and corporate loyal customers (million)	Corporate Ratio
≥ 1,1	1
> 1 but < 1,1	0.5 – 1	*
≤ 1	0

*	Linear increment in Individuals Coefficient and in Businesses Coefficient according to number of customers under contract in each category at 31 December 2017.

Form of payment of the LTI

The LTI shall be fully paid in shares in 2019.

Continued employment conditions and malus clauses

Deferred remuneration (both the LTI and the deferred part of the Bonus) becomes payable only if the beneficiary remains an employee of the Group and if (in the opinion of the board of directors, at the proposal of the remuneration committee) none of the following events occur during the period prior to each delivery as a result of actions taken in 2015:

(i)	poor financial performance of the Group.

(ii)	violation by the beneficiary of internal regulations, particularly those relating to risks;

(iii)	the external auditors consider that the Group’s financial statements require a material restatement, except where due to a change in accounting rules; or

(iv)	there are material changes in the Group’s economic capital or risk profile.

At the proposal of the remuneration committee and based on the degree of compliance with said conditions, the board of directors will determine the exact amount of the deferred portion of the Bonus and the annual LTI amount that is to be paid in that year.

Other characteristics

•	The hedging of Santander shares received or those received as part of the Bonus or LTI that are received during the holding and deferral periods is expressly prohibited. Sale of the shares awarded is also prohibited until one year after the award.

•	When shares are delivered between 2017 and 2021, if any, beneficiaries will be paid an amount in cash equal to the dividends corresponding to such shares, and to the interest accrued on the portion of the deferred amount of the Bonus to be paid in cash, in both cases, from the date of payment of the percentage of immediate payment of the Bonus through the date of payment of the corresponding Bonus or LTI.

Ratio of variable components of remuneration to fixed components in 2015

The general meeting held on 28th March 2014 approved an amendment to the Bylaws to adapt the remuneration system for executive directors to the provisions of RDL 14/2013 (now, Law 10/2014) and Directive CRD IV. As a result, the variable components of their remuneration cannot be higher than 100% of the fixed components, unless the general meeting approves a higher ratio, which in no event may exceed 200%.

With relation to the foregoing, at the general shareholders’ meeting of 27th March 2015 a maximum ratio of 200% was approved between fixed and variable components of the remuneration extended to executive directors and other members of the identified staff group, to a maximum amount 1,300 people.

Methodology for calculating the Bonus

The methodology for calculating the Bonus is based on the degree of achievement of the quantitative and qualitative objectives defined in the report on executive directors’ remuneration put to a consultative vote at the general meeting held on 27th March 2015.

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The quantitative metrics corresponded to compliance with the NOP target set, adjusted for growth compared to 2014, and to compliance with the target return on risk weighted assets, adjusted for growth in NOP, established according to the Group’s capacity to generate sustainable results with adequate risk management and efficient capital consumption.

The weighting of the above metrics in the computation of variable remuneration was as follows:

•	Attributed net ordinary profit (NOP) determined 75% of the Bonus, and

•	The return of risk weighted assets determined the remaining 25%.

The adjustment for NOP growth compared to 2014 could add up to five percentage points.

A distinction is made between executives with general management functions at Group level and executives assigned to a particular country or business division, the former being assessed on Group profit and return on risk-weighted assets and the latter, on the profit and return on risk-weighted assets of the country or division to which they are assigned (70% division objectives and 30% Group objectives).

Quantitative metrics

Attributed net ordinary profit (weighting of 75%): Grupo Santander: 93.4% of the budget for 2015.

RoRWA (weighting of 25%): 99.9% of the budget for 2015.

2015 NOP increased by 13% compared to 2014, and therefore a modifier of +5% was applied.

Qualitative factors (positive and negative).

•	Appropriate risk management and efficient use of capital.

The remuneration risk assessment committee (RRAC) is the body responsible for assessing the risks and controls of the Group as a whole and of individual business divisions and proposing the necessary adjustments to the remuneration committee.

In its assessment, the RREC took into consideration the following factors, among others:

•	Management of the risk appetite model, level and disclosure of excesses.

•	The genera control environment in accordance with internal regulations and Group standards.
•	The degree of compliance with internal and external regulations, and observations made by regulators and supervisory bodies.

•	Prudent and efficient liquidity and capital management.

•	Volatility of earnings in the year compared to budgets and strategic targets.

The result of this assessment for the Group, aggregating the results in all countries, was neutral (+1.5% adjustment).

•	Benchmarking of results against competing institutions.

A comparison was made between the results of the consolidated Group and those of a peer group. To assess variable remuneration in 2015 a peer group was set up comprising the following entities: UniCredito, Lloyds, BNP Paribas, Intesa SanPaolo, Bank of America, Deutsche Bank, UBS, Société Générale, Citigroup, BBVA, ING, HSBC, Wells Fargo, Itaú-Unibanco, JP Morgan, Standard Chartered and Barclays. The result of the assessment of this factor is a neutral adjustment of 0% (percentage points).

The result of the assessment of this factor for the Group, aggregating the results of all countries, is an adjustment of 0%.

•	Benchmarking of customer satisfaction against competing institutions.

A comparison was done using local surveys of customer satisfaction. The surveys are conducted in the main countries where the Group does business. In some countries, public reports are used.

The result of this assessment for the Group, aggregating the results in all countries, was neutral (+1.9%).

•	Evolution of the Group’s core capital, economic capital, balance sheet and other relevant management factors.

Key aspects of the Group’s management performance during the year were assessed, concluding that the Group’s overall performance in these factors was in line with expectations and on track to achieve the long-term objectives charted.

In the case of Group targets, no positive or negative adjustments have been calculated in this factor.

Total remuneration table

The following table shows the total remuneration of Identified Staff in 2015. The remuneration includes corresponding members of the Identified Staff who have developed their functions in 2015, although at year end have ceased or are not part of the Identified Staff.

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■ Table 107. Total remuneration

    Thousands of Euros

	Admin.		Other senior	Other
Identified group	Executives		managers(4)	employees		Total
1.a. Total remuneration for contractual entity (*)
Fixed remuneration 2015	8,475		24,821	311,175		344,471
Variable remuneration 2015	13,028		40,010	317,330		370,368
Payable immediately	—		—	—		—
In cash	2,605		9,227	91,520		103,352
In stock	2,605		9,227	90,637		102,469
Number of Santander shares	656,147		2,167,985	15,089,310		17,913,442
Number of Santander Brazil shares	—		168,335	5,061,293		5,229,628
Number of Santander Chile shares*	—		—	2,056		2,056
Number of Santander Mexico shares	—		—	3,201,720		3,201,720
Number of Santander Poland shares*	—		—	2,345		2,345
Number of Santander Consumer USA shares*	—		—	1,566		1,566
Deferred payment	—		—	—		—
In cash	3,908		10,778	67,587		82,273
In stock	3,908		10,778	67,587		82,273
Number of Santander shares	984,221		2,480,849	11,181,649		14,646,719
Number of Santander Brazil shares	—		252,503	3,770,104		4,022,606
Number of Santander Chile shares*	—		—	1,479		1,479
Number of Santander Mexico shares	—		—	2,540,659		2,540,659
Number of Santander Poland shares*	—		—	1,618		1,618
Number of Santander Consumer USA shares*	—		—	1,179		1,179
Other remuneration	2,501	(5)	7,543	35,019		45,065
Remuneration as director of the entity	1,635		0	3,258	(6)	4,893
Number of beneficiaries	6	(7)	29	1,246		1,281
1.b. Fair value of long-term deferred incentive (“Performance shares”) (*)
Fair value amount (8)	1,655		5,058	35,276		41,989
Number of beneficiaries	5		28	1,143		1,176
1.c. Total remuneration in companies acting as administrator of the entity or another group (*).
Annual allowance and attendance fees	—		—	—		—
Other remunerations	42		—	—		42
Variable	—		—	—		—
Number of beneficiaries	1		—	—		1
1.d Payments for new recruitmen (*)
Granted Variable remuneration 2015	—		—	14,492		14,492
Average residence time	—		—	0,48		—
Number of beneficiaries	—		—	14		14
Fixed remuneration	—		—	11,913		11,913

*	In thousands of Euros.
4.	Includes the general managers who ceased to occupy that position in 2015 and did not form part of the senior management at the end of the year.
5.	Includes 242 thousands of Euros corresponding to Ignacio Benjumea, being remuneration which he received after being appointed as Director. The other items are included under Senior Managers - Other.
6.	Includes the statuary assignation of the non-executive counselors.
7.	Juan Rodriguez Inciarte is included as Executive Director in his capacity as director, though his remuneration is apportioned between Executive Directors and Senior Managers - Other (for the 6 months in which he has been a general manager).
8.	According to information provided by Willis Towers Watson, the fair value of the long-term incentives is considered to be 70% of the maximum amount in shares agreed by the Board of Directors on 26 January 2016 (depending on performance in terms of the metrics established).

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The above amounts were proposed by the appointments and remuneration committee on 25 January 2016 and were approved by the board on 26 January 2016. Small variations or adjustments were made on these amounts that in total did not exceed 1.5%,

The maximum amount of the LTI to which the identified staff are entitles is (at fair value): EUR 1,655 thousand for executive directors, EUR 5,058 thousand for all other senior managers and EUR 35,276 thousand for all other employees. The accrual and amount of the LTI is subject to, among other things, compliance with the multi-year goals provided for in the plan. This LTI shall be received, if applicable, wholly in shares and on a deferred basis in 2019.

The sum of the variable components corresponding to each member of the identified staff group in 2015 did not exceed the limits set for each one (outside 100% or 200% in cases authorised by the General Shareholders’ Meeting).

During 2015 one executive director received EUR 42 thousand in annual Bonus and attendance fees as director of a Group entity.

In 2015, one person left the other senior management group, receiving compensation of EUR 2,632 thousand and having seniority in the Group of 26.04 years.

Within the category of other senior managers, during 2015 the amounts for reimbursement and non-competency agreement have been fully fulfilled reaching a total amount of 3,569 thousand euros.

In 2015, 26 people left the other employees group, receiving total compensation of EUR 3,653 thousand, one of whom received the maximum amount of EUR 1,191 thousand. These people had an average of 14.85 years’ service in the Group.

Also in 2015, in the other employees category of the identified staff group, 14 people were hired for a fixed remuneration amount of EUR 11,913 thousand, and guaranteed variable remuneration of EUR 14,492 thousand.

Contributions to benefits systems for the identified staff group totalled EUR 67,634 thousand at year-end 2015, of which EUR 6,312 thousand corresponded to executive directors, EUR 21,434 thousand to senior management non-directors, and EUR 39,888 thousand to other employees.

There follows information on the remuneration systems for Identified Staff in which the entitlement to receive shares arose in previous years and for which the targets and/or conditions for receiving them were fulfilled in 2015 or are pending fulfilment:

■ Table 108. Vested rights

    Thousands of Euros

	Admin.		Other senior		Other
2. Remuneration accrued in previous years	Executives		managers		employees	Total
Vested
Cash	3,441		10,124		36,065	49,630
Number of Santander shares	524,519		1,474,592		4,606,716	6,605,827
Number of Santander Brazil shares	—		130,296		1,429,959	1,560,255
Number of Santander Mexico shares	—		—		948,964	948,964
Number of Santander Chile shares	—		—		16,998,063	16,998,063
Number of Santander Poland shares	—		—		9,925	9,925
Number of Santander Consumer USA shares	—		—		32,285	32,285

■ Table 109. Unvested rights
Thousands of Euros

3. Other remuneration accrued in previous	Admin.		Other senior		Other
years: Unvested and unpaid	Executives		managers		employees	Total
Cash	3,956		11,249		48,076	63,280
Number of Santander shares	613,739		1,628,299		5,240,042	7,482,080
Number of Santander Brazil shares	—		204,612		2,466,132	2,670,744
Number of Santander Mexico shares	—		—		1,446,884	1,446,884
Number of Santander Chile shares	—		—		28,037,538	28,037,538
Number of Santander Poland shares	—		—		10,784	10,784
Number of Santander Consumer USA shares	—		—		64,570	64,570

	Admin.		Other senior		Other
4. Contributions to forecast systems (*)	Executives		managers		employees	Total
Cash	6,312	(9)	21,434	(10)	39,888	67,634

9.	921 thousands of Euros are pensions with a variable component.

10.	1,019 thousands of Euros are pensions with a variable component.

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The Identified Staff’s total remuneration by business area is as follows:

■ Table 110. Remuneration by business area

    Thousands of Euros

	31 Dec 2014
	Investment	Retail &
	Banking	Commercial	Other	Total
Number of persons	267	808	206	1,281
Total remuneration	189,755	465,449	219,216	874,419

The investment banking area includes Identified Staff, whether senior managers or other staff categories, belonging to businesses related to wholesale banking, reflecting income received from global corporate banking, investment banking and the markets business, which includes all the globally managed treasury departments and the equities business. The Retail & Commercial banking area contains all customer banking businesses. It includes all people working in the retail and commercial banking area (senior management and other activities).

Other activities include employees belonging to the identified staff group for corporate support areas (such as risks, audit and management control human resources, general secretary’s office, etc.) in addition to executive directors who are not managers of any division.

13.5.2 Remuneration policy in 2016

For 2016, the basic principles of the remuneration policy for Identified staff will continue to be as follows:

•	Remuneration must be compatible with rigorous risk management, without favouring an inappropriate assumption thereof, and must be in line with the interests of the shareholders, fostering the long-term creation of value.

•	Fixed remuneration shall represent a significant proportion of total compensation in order to prevent unnecessary risk-taking.

•	Variable remuneration must compensate performance in achieving the Group’s objectives and objectives set for the corresponding business unit. It is also not guaranteed and must be sufficiently flexible so that, under determined circumstances, it may be fully suppressed.

•	The overall remuneration package and the structure thereof must be competitive, facilitating the attraction, retention, and appropriate remuneration of the directors and executives.

•	In order to strengthen the link between the remuneration of Identified Staff and sustainable shareholder value creation, the incentives, in cash and in shares, will continue to be deferred and will be payable only if the beneficiary remains an employee of the Group (with certain exceptions) and no malus clauses apply, subject also to the obligation to hold the shares for at least one year

The main components of the variable remuneration policy for 2016, which vary compared to 2015, are as shown below:

•	Components of variable remuneration. Total variable remuneration will generally comprise a sole variable incentive, payable partly in cash and party in shares. The incentive allocated following the assessment of the defined annual objectives shall be deferred over 3 or 5 years, according to professional category and/or remuneration level. Deferred amounts corresponding to the two first years shall be subject the malus clauses established for this purpose. Deferred amounts corresponding to the remaining years shall be subject to both the aforementioned malus clauses, and, to compliance with the long-term objectives set for each category of employees within the identified staff group.

•	Limitations on variable remuneration. Variable remuneration extended to each executive in the identified staff group for 2016 and any other variable remuneration corresponding to him/her may not surpass the established limitations on variable remuneration. The board of directors of the Bank will submit a proposal at the 2016 ordinary general shareholders’ meeting to approve a maximum amount for variable remuneration of 200% on the amount of fixed components attributable to the identified group.

Incentives setting

In early 2017, the board of directors, at the proposal of the remuneration committee, shall set the bonus for 2016 for the identified staff group, based in general on a standard incentive for beneficiaries to comply with 100% of the established targets, which is called a “benchmark bonus”, and which takes into account certain quantitative metrics, as well as additional qualitative factors. Both the quantitative and qualitative metrics are aimed at the achievement of the short and long term (2018) strategic objectives defined by the Group in relation to employees, customers, shareholders and society.

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The short term quantitative metrics, qualitative assessment factors and weightings are as follows:

Category and weighting	Quantitative metrics	Qualitative assessment
Customers (15%)	• Customer satisfaction rankings • Number of loyal customers • Number of digital customers	• Effective development of the franchise • Compliance with appropriate sales and loyalty conduct

Employees (10%)	• Results of commitment survey	• Evidence of a strong Simple, Personal & Fair culture

Society (5%)	• Santander Universities programme	• Support for the society of the future

Risks (10%)	• Non-Performing Loans • Cost of lending ratio	• Effective risk appetite management • Reinforcing culture and risk control • Operational risk management • Progress towards risk management (Pillar II)

Capital (10%)	• Target capital ratio • RWA cap	• Management of regulatory changes affecting capital • Effective capital management in business decisions • Progress in the capital plan to achieving Pillar III objectives

Return (60%)	• Net ordinary profit (NOP)* • Rorwa: return on risk weighted assets	• Growth compared to the prior year, taking into account the market and competitive environments • Sustainable profits and capital management • Cost management • Effective capital allocation

*	For that purpose NOP is attributed net ordinary profit, adjusted upwards or downwards for those transactions that in the opinion of the board have an impact outside of the performance of the directors being evaluated, for which purpose extraordinary profits, corporate transactions, special allowances, or accounting or legal adjustments that may occur during the year are evaluated.

Long term metrics for the deferred portion subject to performance (deferred amounts in 2020, 2021 and 2022) may only reduce the deferred amounts and number of shares:

a.	Compliance with the consolidated EPS growth target in 2018 vs. 2015. To fully or partially comply with this target, EPS growth in 2017 and 2016 must be positive year-on-year. The EPS ratio relating to this target is obtained as shown in the table below:

■ EPS ratio 2018 EPS growth (% over 2015)	EPS ratio
>25%	1
≥ 0% and < 25%	0,75 – 1	(*)
< 0%	0

*	Lineal increase in the EPS ratio based on the specific percentage on growth of EPS in 2018 regarding 2015 EPS within this line of scale.

b.	Relative performance of the total shareholder return (“TSR”) of the Bank in 2016-2018 compared to the weighted TSR of a peer group comprising 35 credit institutions (the “peer group”), applying the appropriate TSR ratio according to the Bank’s TSR within the peer group.

■ TRS ratio Ranking of Santander TSR	TRS ratio
Above the 66th percentile	1
Between the 33rd and 66th percentile	0 – 1	(*)
Lower than the 33rd percentile	0

*	Proportional increase in the TSR based on the number of positions increasing in the ranking within this line on the scale.

The TSR(11) measures the return on investment for shareholders as a sum of the change in share price plus dividends and other similar items (including the Santander Scrip Dividend programme) that shareholders may receive during the period in question.

The benchmark group will consist of the following banks: BBVA, CaixaBank, Bankia, Popular, Sabadell, BCP, BPI, HSBC, RBS, Barclays, Lloyds, BNP Paribas, Crédit Agricole, Deutsche Bank, Société Générale, Nordea, Intesa San Paolo, Unicredit, Itaú, Bradesco, Banco do Brasil, Banorte, Banco de Chile, M&T Bank Corp, Keycorp, Fifth Third Bancorp, BB&T Corp., Citizens, Crédit Acceptance Corp., Ally Financial Inc., PKO, PEKAO, Millenium, ING Polonia and mBank.

11.	“TSR” means the difference (expressed as a percentage) between the final value of an investment in common shares of the corresponding entity and the initial value of that same investment. The final value will include any dividends or other similar concepts (such as the Santander Dividendo programme (scrip dividend)) the shareholder may receive by reason of that same investment during the relevant period of time, as if the shareholder had effectively invested in more shares of the same type on the first date the dividend or similar concept became payable to shareholders and at the weighted average price by volume on that date. TSR will be based on the average, weighted by daily trading volume, of the weighted average prices for the fifteen trading sessions leading up but excluding 1 January 2016 (when calculating the initial value) and for the fifteen trading sessions leading up to but excluding 1 January 2019 (when calculating the final value).

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(c)	Compliance with the common equity tier 1 “CET1” fully loaded ratio set for 2018 (higher than 11% at 31 December 2018). If this target is achieved, a ratio (“CET1 ratio”) of 1 will be assigned, otherwise the CET1 ratio will be 0. For the compliance certification of this goal, possible increases in CET1 from the capital growth will not be taken into account, unless those from the Santander Dividendo Elección program. In addition, the CET1 of 31st of December 2018 will be possible to adjust the CET1 value allowing the elimination of the effects from the regulatory modifications that might arise regarding its calculation.

(d)	Compliance with the growth target in return on risk-weighted assets or “RoRWA” of Grupo Santander for 2018 measured against 2015. The corresponding ratio (the “RoRWA ratio”) shall be obtained using the following table:

■ RoRWA ratio	RoRWA
2018 RoRWA growth (% over 2015)	ratio
≥ 20%	1
>10 but < 15	0,5 – 1	(*)
< 10%	0

*	Linear increase in the RoRWA ratio based on the specific percentage of RoRWA growth for 2018 in comparison to RoRWA for 2015.

To determine the annual amount of the deferred bonus tied to performance corresponding to each beneficiary in 2020 and, where applicable, in 2021 and 2022 the following formula shall be applied to each of these payments (“Final Annuity”) without prejudice to any adjustment deriving from the malus clauses:

Final annuity = Amt. x (0,25 x A + 0,25 x B + 0,25 x C + 0,25 x D)

Where:

•	Amt: is one third of the deferred amount linked to performance.

•	A: is the EPS ratio resulting from the scale in point (a) previously mentioned, regarding the 2018 EPS growth versus 2015.
•	B: is the TSR ratio, from the relative behavior, resulting from the scale mentioned in point (b) in the Bank during the period 2016-2018 with regard to the Reference Group.

•	C: is the CET 1 ratio according to compliance with the CET1 target ratio described in section (c) above.

•	D: is the RoRWA resulting from the scale of section (d) taking into consideration the level RoRWA level of growth from 2018 versus 2015.

e.	Additional conditions

Lastly, the following rules shall also be applied to determine the incentive:

•	If the 2016 NOP of the Group or country or business division is more than 50% lower than the figure reported in 2015, the remuneration committee shall analyse the results and set an incentive that shall under no circumstances be higher than 50% of the incentive as reference to 2016.

•	If the corresponding NOP is negative, the incentive could be 0.

Additionally, some specific business areas and units may measure local objectives and/or targets corresponding to units that are smaller than the Group, division or country. In these cases, the general principles are the same as those set out above and will be oriented toward achieving local objectives that contribute to achieving the Group’s strategic objectives.

Method of payment of the incentive

The incentive will be paid 50% in cash and 50% in shares, part in 2017 and the rest deferred over three or five years. Incentives paid to executive directors, executive vice-presidents and country heads of countries that represent at least 1% of the Group’s economic capital shall be deferred over five years, in addition for those whose incentives is of a similar amount as those shown in the corresponding approved table.

	Percentage paid	Percentage		Deferred portion linked
	immediately	Deferred	Deferral period	to objectives
Executive directors and members of the Identified staff group with total variable remuneration of over EUR 2.7 thousand.	40%	60%	5 years	Last 3 years (3/5 of the deferred percentage)
Executive vice-presidents and country heads of countries accounting for over 1% of the Group’s economic capital and other members of the identified staff with total variable remuneration of over EUR 1.7 thousand.	50%	50%	5 years	Last 3 years (3/5 of the deferred percentage)
Other members of the identified staff	60%	40%	3 years	Last year (1/3 of the deferred percentage)

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The incentive will be paid as follows:

a)	Between 40% and 60% of the incentive shall be paid in 2017, half in cash and half in shares, net of taxes.

b)	The remaining 60% - 40% will be deferred in thirds or fifths and will be paid, if applicable, between 2018 and 2021. The amount payable in each year will be paid, net of taxes, half in cash and half in shares.

Other characteristics:

•	The hedging of Santander shares received during the retention and deferral periods is expressly prohibited. Sale of the shares awarded is also prohibited until one year after the award.

•	The number of shares deliverable on each occasion is calculated based on the weighted average daily volume of the average weighted listing prices for the fifteen trading sessions prior to the Friday of the week previous to the date on which the Board approves the incentive for the Bank’s executive directors for the year 2016.

•	Since the Bonus involves the delivery of shares of the Bank, the board of directors shall submit a proposal at the next general shareholders’ meeting to apply the corresponding measure.

13.6. Criteria for taking present and future risks into consideration

The following criteria and processes regarding the consideration of present and future risks are taken into account in determining variable remuneration:

•	The alignment of short and long-term quantitative and qualitative metrics with the Group’s 2018 strategic objectives. These objectives and metrics cover the objectives in relation to employees, customers, shareholders and, hence, to society as a whole.

•	Balance of quantitative and qualitative metrics.

•	The inclusion of return on risk weighted assets as a basic metric for calculating variable remuneration, highlighting the importance of regulatory capital in obtaining results.

•	The inclusion of qualitative factors to calculate bonuses to ensure a broad vision of performance, including key management aspects.

•	Qualitative factors, particularly those related to risk, capital and the balance sheet, encompassing all the basic risk dimensions (loss, exposure, liquidity and capital), liquidity management, capital management, the general control environment and the recurrence and quality of results. This factor is assessed by the remuneration risk assessment committee, which includes the heads of the Group’s control functions: risks, internal audit, compliance, controller and management control, financial management and investor relations, human resources, and technology and operations.
•	Payment in shares of 50% of the bonus and deferral over three or five years of between 60% and 40%.

•	Retaining the shares delivered, immediately or after deferral, so that they are not available to beneficiaries until a year after delivery.

•	Malus clauses affecting the payment of deferred amounts in cash or in shares.

•	Corporate governance of the entire process with the involvement of the board of directors as mentioned above, the composition and functions of the remuneration committee as described and the participation of the risk assessment committee in the remuneration process, as also mentioned previously, whose mission is to ensure that present and future risks potentially affecting variable remuneration are factored in.

For further information on remuneration see note 5 of the Group’s annual financial statements for a breakdown of 2015 remuneration and the 2015 remuneration committee report.

The following table shows the remuneration by salary band of those employees who earned more than one million Euros.

■ Table 111. Remuneration by salary band

Salary band (in Euros)	Number of employees
01 000 000 - 01 500 000 Euro	89
01 500 000 - 02 000 000 Euro	25
02 000 000 - 02 500 000 Euro	19
02 500 000 - 03 000 000 Euro	11
03 000 000 - 03 500 000 Euro	7
03 500 000 - 04 000 000 Euro	2
04 000 000 - 04 500 000 Euro	5
04 500 000 - 05 000 000 Euro	2
05 000 000 - 06 000 000 Euro	5
06 000 000 - 07 000 000 Euro	4
07 000 000 - 08 000 000 Euro	0
08 000 000 - 09 000 000 Euro	1
09 000 000 - 10 000 000 Euro	1
10 000 000 - 11 000 000 Euro	1

172

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Appendix

Appendix I

New regulatory requirements 2015

Final publications by the Basel Committee of documents for consultation throughout 2015:

•	January 2015 saw publication of the “Revised Pillar 3 disclosure requirements” addressing the shortcomings of the Basel framework’s Pillar 3. The revised disclosure requirements will provide a better comparison of banks’ risk-weighted assets. The requirements will come into force in 2016 to replace the current Pillar 3 disclosure requirements issued as part of the Basel II framework in 2004, and the Basel 2.5 enhancements in 2009. The major changes with respect to the previous requisites are the use of templates (with definitions), some of which have a fixed format.

•	“Margin requirements for non-centrally cleared derivatives” was published in March 2015, as a revision of the final document released in September 2013. This revised framework extends the period for gradual implementation of charging and creating initial margins on derivative not settled through clearing houses from 1 December 2015 to 1 September 2016. Moreover, the requirement of exchanging variation margins will be applied nine months later, and will have a gradual six-month introduction period, starting on 1 September 2016.

•	The “Net Stable Funding Ratio (NSFR) disclosure standards” document was published in June 2015 to enhance the transparency of the requirements, give a boost to the principles of liquidity risk management, bolster market discipline, and reduce markets’ uncertainty with respect to implementation of the net stable funding ratio or NSFR.

Publications for consultation by the Basel Committee in 2015:

•	The “Interest rate risk in the banking book – consultative document” proposal was published in June 2015, with a review of the regulatory treatment of interest rate risk in the banking book or IRRBB. This sets out to ensure that banks have the necessary capital to guard against any potential losses incurred by changing interest rates and limit capital arbitration between the trading book and the banking book, and among banking book portfolios with different accounting treatments. Two options are established to address this risk: either it becomes a Pillar 1 risk (subject to minimum capital requirements), or remains a Pillar 2 risk with some additional requirements such as, for example, a quantitative disclosure based on the proposed Pillar 1 approach for this risk.
•	July 2015 saw the publication of the “Review of the Credit Valuation Adjustment (CVA) risk framework - consultative document”. The review sets out to: ensure that all important drivers of credit valuation adjustment (CVA) risk and CVA hedges are covered in the Basel capital framework, align the capital standard with the fair value measurement of CVA employed for accounting purposes, and ensure consistency with the proposed revisions to the market risk framework under the Basel Committee’s fundamental review of the trading book or FRTB. The document proposes the utilisation of a standard approach and an internal models approach for CVA risk.

•	November 2015 saw the publication of the framework document “Capital treatment for “simple, transparent and comparable” securitisations - consultative document”. It proposes a criterion for identifying simple, transparent and comparable securitisations, provided certain conditions are met. Originators/sponsors and investors must declare that the securitisation/tranche meets these criteria to quality for differentiated regulatory capital treatment. This revision does not affect asset-backed commercial papers or ABCP, or synthetic securitisations. The Basel Committee will make a final decision on calibration in 2016 based on further analysis and assessment of the results of the quantitative impact study (QIS) conducted in parallel fashion to the consultation period, which ends on 5 February 2016.

•	In November 2015 a proposal known as “Haircut floors for non-centrally cleared securities financing transactions - consultative document” was published, introducing haircut floors for repos not cleared through clearing houses within the prudential framework proposed by the FSB (Financial Stability Committee) in its October 2014 document (Strengthening Oversight and Regulation of Shadow Banking - Regulatory framework for haircuts on non-centrally cleared securities financing transactions). The proposal is that, when the haircut floors are not met, banks treat this type of repo as transactions with non-collateral loans for regulatory capital purposes. The objective of the BCBS proposal is to create incentives for banks to set their collateral haircuts above the floors rather than hold more capital. Comments may be sent until 5 January 2015.

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Appendix

•	December 2015 saw the publication of “Revisions to the Standardised Approach for credit risk - second consultative document”. This sets out to improve the initial standard method published by the Committee in December 2014, reducing dependence on external ratings, boosting sensitivity to risk, reducing sovereign discretionality and enhancing the relationship between the standard approach and advanced IRB approaches. The consultation runs until 11 March 2016.

Main final versions published by the EBA in 2015:

•	In January 2015 the EBA published the corrected version of the “final draft Regulatory Technical Standards (RTS) on Prudent Valuation”. The document establishes the methodology for calculating additional value adjustments (AVAs) to obtain the prudent value of positions at fair value. Two approaches are proposed to take account of proportionality, particularly for institutions with limited exposure on positions at fair value: the simplified approach and the core approach.

•	In June 2015 the EBA published “Final draft ITS amending ITS on LCR Reporting (EBA-ITS-2015-04)” and “Final Draft ITS amending ITS on LR Reporting (EBA-ITS-2015-03)”. After the Commission approved a delegated act specifying the framework of the liquidity coverage ratio (LCR) and definition of the leverage ratio (LR), the EBA made amendments in this regard in the current ITS on reporting to the supervisor. These documents give banks a new system of templates and instructions, and ensure proper supervision in accordance with the Commission’s Delegated Act. The amendments to the LCR are only applicable to credit institutions and not to investment companies, and the LR amendments are aligned with the standard published by the BCBS.

•	In June 2015, the “Final Draft Regulatory Technical Standards on the specification of the assessment methodology under which competent authorities permit institutions to use Advanced Measurement Approaches (AMA) for operational risk in accordance with Article 312 of Regulation (EU) No 575/2013” was published in a bid to specify the method of assessment pursuant to which competent authorities permit banks to apply advanced measurement approaches for calculating operational risk capital requirements. It sets out the conditions for assessing the size of extensions and modifications to advanced measurement approaches, and procedures for notifying the competent authorities of changes made to advanced calculation method models.

Main documents for consultation published by the EBA in 2015:

•	In May 2015, “Consultation on RTS on specialised lending exposures (EBA/CP/2015/09)” was published, defining four types of specialised lending: project finance, real estate, object finance and commodities finance. The document specifies a list of factors that banks must take into account to classify specialised lending into the four categories, and proposes two options on how these factors should be combined in order to determine the risk weightings assigned to the specialised lending exposure. The approach followed in these RTS is in line with the Basel framework, which uses the so-called ‘supervisory slotting criteria’ approach.

•	In June 2015, the “Second Joint Consultation on draft RTS on risk-mitigation techniques for OTC-derivative contracts not cleared by a CCP (EBA/JC/CP/2015/002)” was published in association with the EBA, outlining the framework of the EMIR regulation for OTC-derivative contracts not cleared by a CCP. This RTS prescribes the regulatory amount of initial and variation margin that counterparties should exchange, as well as the methodologies for their calculations. In addition, it describes and establishes the criteria for the eligible collateral and establishes the criteria to ensure that such collateral is sufficiently diversified.

•	“Consultation on RTS on exclusion from CVA of non-EU non-financial counterparties (EBA/CP/2015/14)” was published in August 2015, establishing the procedures required for excluding transactions with non-financial counterparties (NFCs) established in a third country from the own funds requirement for credit valuation adjustment (CVA) risk. The proposal aligns the treatment of NFCs established in a third country with the treatment of EU NFCs. However, as NFCs established in a third country are not directly subject to this regulation, the document specifies that it is for the institutions to check that the counterparty would qualify as a NFC if it were established in the EU and, if this is the case, that this NFC does not exceed the OTC derivative clearing threshold in accordance with EMIR provisions in this respect, beyond which the derivatives must be cleared via clearing houses. The EBA establishes two options, the first of which requires institutions to meet the requirements of these RTS at trade inception, while the second option introduces a quarterly frequency for institutions’ due diligence requirements.

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Appendix

Main guidelines in 2015:

•	“Consultation on Guidelines on limits on exposures to shadow banking (EBA/CP/2015/06)” was published in March 2015, drawing up criteria to set limits on institutions’ exposures to shadow banking entities. The consultation defines two approaches to help institutions set these limits: the main approach (when the institution has sufficient information) and the alternative approach (aggregate limit of exposures to shadow banking). The EBA also proposes a definition of shadow banking, including entities that are not subject to appropriate and sufficiently robust prudential supervision. With respect to funds, the scope of shadow banking also includes all MMF funds (UCITS or AIFs), all AIFs and all non-regulated funds, with the exception of non-MMF UCITS established in the European Union or in third countries subject to equivalent requirements.

•	“Consultation on joint Guidelines for the prudential assessment of acquisitions of qualifying holdings (JC/CP/2015/003)” was published in July 2015 as a revision of the 2008 guidelines. The main purpose of the guidelines is to furnish transparency, predictability and legal certainty concerning the assessment procedure set out in sectoral Regulations and Directives. To this end, they develop further the assessment process defined in the EU legislative framework and harmonise the conditions defining how the acquirer of qualifying holdings must notify its decision to the competent authorities. A clear and transparent procedure is defined for prudential assessment by the competent authorities, with a maximum timeline to complete the process. The document also specifies clear and strictly prudential criteria to be used in the assessment process by the competent authorities. The document attempts to ensure that the acquirer readily knows what information will be required, in order to allow the assessment process to go forward in a complete and timely manner.
•	September 2015 saw the publication of “Consultation on Guidelines on the application of the definition of default (EBA/ CP/2015/15)”. The directives harmonise the definition of default across the EU prudential framework, which will in turn improve consistency in the way EU banks apply regulatory requirements to their exposures. A detailed clarification of the definition of default and its application is provided in these Guidelines, which cover key aspects such as the days past-due criterion for default identification, indications of unlikelihood of payment, conditions for the return to non-default status, treatment of the definition of default in external data, application of the default definition in a banking group and specific aspects related with retail exposures. Comments may be sent until 22 January 2016.

•	November 2015 saw the publication of “Consultation on Guidelines on the treatment of CVA risk under SREP (EBA/ CP/2015/21)”. In February 2015 the EBA published a report on CVA, in which it undertook to implement directives for competent authorities and banks on how to treat CVA risk under the supervisory review and evaluation process (SREP). The guide provides a common approach to the assessment of CVA risk under SREP, and the definition of own funds requirements to guard against CVA risk. In order to ensure appropriate calibration of the threshold values, the EBA is launching a data collection exercise in a Quantitative Impact Study.

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Appendix

Appendix II

Companies with different consolidation method and significant financial investments and insurers

Code	Company name	Regulation 575/2013	CBE 4/2004
00326	Portal Universia, S.A.	Equity method	Global
00447	Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Equity method	Global
00488	Servicios Corporativos Seguros Serfin, S.A. De C.V.	Equity method	Global
00492	Centro de Capacitación Santander, A.C.	Equity method	Global
00581	Universia Brasil, S.A.	Equity method	Global
00583	Universia Chile, S.A.	Equity method	Global
00584	Universia Perú, S.A.	Equity method	Global
00585	Universia Puerto Rico, Inc.	Equity method	Global
00586	Universia México, S.A. De C.V.	Equity method	Global
00587	Portal Universia Argentina, S.A.	Equity method	Global
00588	Universia Colombia S.A.S.	Equity method	Global
00589	Portal Universia Portugal, Prestação de Serviços de Informática, S.A.	Equity method	Global
00601	Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Equity method	Global
00609	Certidesa, S.L.	Equity method	Global
00630	Hispamer Renting, S.A.U.	Equity method	Global
00634	Laparanza, S.A.	Equity method	Global
00640	Inversiones Marítimas del Mediterráneo, S.A.	Equity method	Global
00673	Santander Capitalização S.A.	Equity method	Global
00697	Santander Río Trust S.A.	Equity method	Global
00714	Programa Multi Sponsor PMS, S.A.	Equity method	Global
00717	La Unión Resinera Española, S.A. en Liquidación	Equity method	Global
00718	Santander Private Real Estate Advisory & Management, S.A.	Equity method	Global
00730	Guaranty Car, S.A.	Equity method	Global
00852	Agrícola Tabaibal, S.A.	Equity method	Global
00864	Clínica Sear, S.A.	Equity method	Global
00865	Club Zaudin Golf, S.A.	Equity method	Global
00866	Costa Canaria de Veneguera, S.A.	Equity method	Global
00868	Depósitos Portuarios, S.A.	Equity method	Global
01104	Luri 1, S.A.	Equity method	Global
01119	Darep Limited	Equity method	Global
01121	Luri 2, S.A.	Equity method	Global
01147	Mata Alta, S.L.	Equity method	Global
01151	Gestión de Instalaciones Fotovoltaicas, S.L. (Unipersonal)	Equity method	Global

231

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Appendix

Code	Company name	Regulation 575/2013	CBE 4/2004
01155	Santander Consumer Renting, S.L.	Equity method	Global
01165	Promociones y Servicios Santiago, S.A. de C.V.	Equity method	Global
01168	Aviación Regional Cántabra, A.I.E.	Equity method	Global
01204	Naviera Trans Gas, A.I.E.	Equity method	Global
01210	Luri Land S.A	Equity method	Global
01229	Promociones y Servicios Monterrey, S.A. de C.V.	Equity method	Global
01233	Santander Global Property México, S.A. de C.V.	Equity method	Global
01235	Aviación Real, A.I.E.	Equity method	Global
01238	Promociones y Servicios Polanco, S.A. de C.V.	Equity method	Global
01243	Ruevilliot 26 S.L.	Equity method	Global
01244	Inmo Francia 2 S.A.	Equity method	Global
01248	Erestone S.A.S.	Equity method	Global
01250	SCI Banby Pro	Equity method	Global
01253	Aviación Tritón, A.I.E.	Equity method	Global
01258	Banbou S.A.R.L.	Equity method	Global
01264	Metrovacesa S.A.	Equity method	Global
01268	Aviación Intercontinental, A.I.E.	Equity method	Global
01273	Naviera Trans Ore, A.I.E.	Equity method	Global
01274	Aviación Antares, A.I.E.	Equity method	Global
01275	Universia Uruguay, S.A.	Equity method	Global
01279	Luri 4, S.A.	Equity method	Global
01280	Aviación Scorpius, A.I.E.	Equity method	Global
01283	Aviación RC II, A.I.E.	Equity method	Global
01288	Aviación Centaurus, A.I.E.	Equity method	Global
01300	Naviera Trans Wind, S.L.	Equity method	Global
01302	Rosenlease, S.L.	Equity method	Global
01309	Turyocio Viajes y Fidelización, S.A.	Equity method	Global
01317	Aviación Británica, A.I.E.	Equity method	Global
01323	Bansalud, S.L.	Equity method	Global
01334	Producciones Ramses, A.I.E.	Equity method	Global
01338	Parque Eólico el Mezquite, S.A.P.I. de C.V.	Equity method	Global
01339	Parque Eólico la Carabina I, S.A.P.I. de C.V.	Equity method	Global
01340	Parque Eólico la Carabina II, S.A.P.I. de C.V.	Equity method	Global
01343	Desarrollos Eólicos Mexicanos de Oaxaca 2, SAPI de CV	Equity method	Global
01353	Eolsiponto S.r.l.	Equity method	Global
01358	C.S.N.S.P. 432, S.A.	Equity method	Global
01359	C.S.N.S.P. 442, S.A.	Equity method	Global
01360	C.S.N.S.P. 451, S.A.	Equity method	Global
01371	Societa’ Energetica Pezzullo S.R.L. Unipersonale	Equity method	Global
01372	Societa’ Energetica Paglialonga S.R.L. Unipersonale	Equity method	Global
01373	Societa’ Energetica Vibonese Due, SRL	Equity method	Global
01378	Proyecto Raki SpA	Equity method	Global
01379	Proyecto Huajache SpA	Equity method	Global
01385	Gestora Patrimonial Calle Francisco Sancha 12, S.L.	Equity method	Global
01388	WTW Shipping Limited	Equity method	Global
01389	Phoenix C1 Aviation Limited	Equity method	Global
01411	Santander Insurance Agency, U.S., LLC	Equity method	Global
01533	Getnet Adquirência e Serviços para Meios de Pagamento S.A.	Equity method	Global

232

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Appendix

Code	Company name	Regulation 575/2013	CBE 4/2004
01535	Santander Fundo de Investimento Renda Fixa Capitalization	Equity method	Global
01538	Evidence Previdência, S.A.	Equity method	Global
01553	Webcasas, S.A.	Equity method	Global
01554	EOL Wind Energias Renováveis, S.A.	Equity method	Global
01555	EOL Brisa Energias Renováveis, S.A.	Equity method	Global
01556	EOL Vento Energias Renováveis, S.A.	Equity method	Global
01557	Central Eólica Santo Antonio de Padua S.A.	Equity method	Global
01558	Central Eólica São Cristóvão S.A.	Equity method	Global
01559	Central Eólica São Jorge S.A.	Equity method	Global
01564	Central Eólica Angical S.A.	Equity method	Global
01565	Central Eólica Caititu S.A.	Equity method	Global
01566	Central Eólica Coqueirinho S.A.	Equity method	Global
01567	Central Eólica Corrupião S.A.	Equity method	Global
01568	Central Eólica Inhambu S.A.	Equity method	Global
01569	Central Eólica Tamanduá Mirim S.A.	Equity method	Global
01570	Central Eólica Teiu S.A.	Equity method	Global
01574	Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A.	Equity method	Global
01576	Transacciones Electronicas Pos Móvil S.A.	Equity method	Global
01577	Toque Fale Serviços de Telemarketing Ltda.	Equity method	Global
01578	Integry Tecnologia e Serviços A H U Ltda.	Equity method	Global
01579	Go Pay Comércio e Serviços de Tecnologia da Informação Ltda.	Equity method	Global
01580	Auttar HUT Processamento de Dados Ltda.	Equity method	Global
01809	Alcaidesa Golf, S.L.	Equity method	Global
01810	Alcaidesa Holding, S.A.	Equity method	Global
01811	Alcaidesa Inmobiliaria, S.A.	Equity method	Global
01812	Alcaidesa Servicios, S.A.	Equity method	Global
01817	Caja de Emisiones con Garantía de Anualidades Debidas por el Estado, S.A.	Equity method	Global
01818	Newcomar, S.L.	Equity method	Global
02885	Broxted Solar Co Ltd	Equity method	Global
02890	Wandylaw Wind Farm Ltd	Equity method	Global
02893	Middlewick Wind Farm Limited	Equity method	Global
02897	Egmere Airfield Solar Park Limited	Equity method	Global
02898	Parley Court Solar Park Limited	Equity method	Global
02899	Penare Farm Solar Park Limited	Equity method	Global
02900	Kelmarsh Wind Farm Limited	Equity method	Global
02901	Chiplow Wind Farm Limited	Equity method	Global
02902	Winwick Wind Farm Limited	Equity method	Global
04000	Energy Efficient Global UK Project Limited	Equity method	Global
04005	Merlion Aviation One Limited	Equity method	Global
04014	Penmanshiel Energy Limited	Equity method	Global
04015	Trans Rotor Limited	Equity method	Global
04028	Roc Shipping One LTD	Equity method	Global
04029	Electrolyser, S.A. de C.V. en liquidación	Equity method	Global
04040	Santander Consumer Service, S.A.	Equity method	Global
04045	Roc Aviation One Designated Activity Company	Equity method	Global
00005	Allfunds Bank, S.A.	Proportional	Equity method
00130	Santander Pensiones, S.A., E.G.F.P.	Proportional	Equity method
00131	Santander Asset Management, S.A. SGIIC.	Proportional	Equity method

233

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Appendix

Code	Company name	Regulation 575/2013	CBE 4/2004
00256	Omega Financial Services GmbH	Proportional	Equity method
00518	Santander Río Asset Management Gerente de Fondos Comunes de Inversión S.A.	Proportional	Equity method
00552	SAM Asset Management , S.A. de C.V., Sociedad Operadora de Fondos de Inversión	Proportional	Equity method
00705	U.C.I., S.A.	Proportional	Equity method
00923	Norchem Participações e Consultoria, S.A.	Proportional	Equity method
00954	Santander Asset Management Luxembourg, S.A.	Proportional	Equity method
00968	Santander Asset Management S.A. Administradora General de Fondos	Proportional	Equity method
00985	Transolver Finance EFC, S.A.	Proportional	Equity method
01004	Santander Asset Management, LLC	Proportional	Equity method
01140	Unión de Créditos Inmobiliarios, S.A., EFC	Proportional	Equity method
01141	Retama Real Estate, S.A.	Proportional	Equity method
01160	FC2Egestión, S.L.	Proportional	Equity method
01216	Allfunds Bank International S.A.	Proportional	Equity method
01242	Allfunds Nominee Limited	Proportional	Equity method
01269	Hyundai Capital Germany GmbH	Proportional	Equity method
01282	UCI Mediação de Seguros, Unipessoal Lda.	Proportional	Equity method
01307	UCI Holding Brasil Ltda	Proportional	Equity method
01308	Companhia Promotora UCI	Proportional	Equity method
01322	Allfunds International Schweiz AG	Proportional	Equity method
01327	Fortune Auto Finance Co., Ltd	Proportional	Equity method
01330	Santander Elavon Merchant Services Entidad de Pago, S.L.	Proportional	Equity method
01341	Energia Eólica de Mexico, S.A. de C.V.	Proportional	Equity method
01368	Santander Asset Management USA, LLC	Proportional	Equity method
01369	SAM Puerto Rico Holdings, Inc.	Proportional	Equity method
01374	Konesticial S.L.	Proportional	Equity method
01376	SAM Finance Lux S.à.r.l	Proportional	Equity method
01506	Banco RCI Brasil S.A.	Proportional	Equity method
01507	Companhia de Crédito, Financiamento e Investimento RCI Brasil	Proportional	Equity method
01513	Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Proportional	Equity method
01539	MS Participações Societárias S.A.	Global	Equity method
01552	Santander Brasil Gestão de Recursos LTDA.	Proportional	Equity method
01571	SAM Brasil Participações S.A.	Proportional	Equity method
02143	Santander Asset Management UK Holdings Limited	Proportional	Equity method
02700	Santander Asset Management UK Limited	Proportional	Equity method
02706	SUTM Limited	Proportional	Equity method
02711	S Portfolio M UK Limited	Proportional	Equity method
02737	SAM Investment Holdings Limited	Proportional	Equity method
02753	Hyundai Capital UK Limited	Proportional	Equity method
04012	TOPSAM, S.A de C.V.	Proportional	Equity method
04038	Cobranza Amigable, S.A.P.I. DE C.V.	Proportional	Equity method
04039	Allfunds Bank Brasil Representações Ltda.	Proportional	Equity method
04044	Syntheo Limited	Proportional	Equity method
04046	VCFS Germany GmbH	Proportional	Equity method

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Insurers identified in C.5	INV. CODE
SANTANDER SEGUROS Y REASEGUROS, COMPAÑÍA ASEGURADORA, S.A.	A46003273
ZS Insurance	B86091790
SANTANDER TOTTA SEGUROS, COMPANHIA DE SEGUROS DE VIDA, S.A.	PT000237360
SANTANDER INSURANCE LIFE LIMITED	IE001378957
SANTANDER INSURANCE EUROPE LIMITED	IE001378944
DAREP LIMITED	IE000697465
BZ WBK-AVIVA TOWARZYSTWO UBEZPIECZEN OGÓLNYCH S.A.	PL001459298
BZ WBK-AVIVA TOWARZYSTWO UBEZPIECZEN NA ZYCIE S.A.	PL001459302
CESCE	6516
SANTANDER INSURANCE AGENCY, U.S., LLC	US001697524
PSA Life Insurance Europe Ltd	MT003642658
PSA Insurance Europe Ltd	MT003642630
INVERSIONES ZS AMÉRICA SPA	CL001443608
INVERSIONES ZS AMÉRICA DOS LTDA	CL001457537
SANTANDER SEGUROS, S.A. (URUGUAY)	UY000211560
SANTANDER TOTTA SEGUROS, COMPANHIA DE SEGUROS DE VIDA, S.A.	PT000237360
AEGON SANTANDER PORTUGAL NÃO VIDA—COMPANHIA DE SEGUROS, S.A.	PT002113056
AEGON SANTANDER PORTUGAL VIDA—COMPANHIA DE SEGUROS VIDA, S.A.	PT002113043
SANTANDER INSURANCE LIFE LIMITED	IE001378957
SANTANDER INSURANCE EUROPE LIMITED	IE001378944
DAREP LIMITED	IE000697465
BZ WBK-AVIVA TOWARZYSTWO UBEZPIECZEN OGÓLNYCH S.A.	PL001459298
BZ WBK-AVIVA TOWARZYSTWO UBEZPIECZEN NA ZYCIE S.A.	PL001459302
CESCE	6516
SANTANDER INSURANCE AGENCY, U.S., LLC	US001697524

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Investments in financial entities >10%	INV. CODE
ADMINISTRADOR FINANCIERO DE TRANSANTIAGO	CL000697471
ATTIJARI FACTORING MAROC, S.A.	MA000204668
CANTABRIA CAPITAL, SGECR, S.A.	A39548110
CENTRO DE COMPENSACIÓN AUTOMATIZADO, S.A.	CL000486357
GIRE, S.A.	AR000208797
POLFUND—FUNDUSZ PORECZEN KREDYTOWYCH S.A.	PL001425345
NORCHEM HOLDINGS E NEGÓCIOS, S.A.	BR000210405
OPERADORA DE ACTIVOS ALFA, S.A. DE C.V.	MX000234957
OPERADORA DE ACTIVOS BETA, S.A. DE C.V.	MX000400432
PSA FINANCE PLC	GB000302753
REDBANC, S.A.	CL000438772
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.U.	B85955367
SOCIEDAD INTERBANCARIA DE DEPÓSITOS DE VALORES S.A.	CL000439137
TRANSBANK, S.A.	CL000438791
UNICRE—INSTITUICaO FINANCEIRA DE CRÉDITO, S.A.	PT000201184
BANK OF BEIJING CONSUMER FINANCE COMPANY	CN001672802
OLIVANT INVESTMENTS SWITZERLAND S.A.	LU001099389
SANTANDER PRIVATE REAL ESTATE ADVISORY & MANAGEMENT, S.A	A81828386
Coelsa SA	AR000434782
Cofides, S.A.	A78990603
Seed Capital de Bizkaia, SGECR, S.A.	A48419329
SERVICIOS FINANCIEROS ENLACE S.A. DE C.V.	SV000242973
SOCIEDAD ESPAÑOLA DE SISTEMAS DE PAGO SA	9020
SOCIEDAD PROMOTORA BILBAO PLAZA FINANCIERA, S.A.	A48401830
Visa SA	AR000441222
SIBS—SOC.INTERBANCARIA DE SERVIOS, SA	PT000201178
EUROPEAN DATA WAREHOUSE GMBH	DE001487051
PREVISAO—SOC.GESTORA FUNDOS PENSOES, S	PT000438371
EUROBANCO EN LIQUIDACION	UY000207401
Scottish Loan Fund	GB001524646
CIP—CAMARA INTERBANCARIA DE PAGAMENTOS	BR000444863
CIBRASEC—COMPANHIA BRASILEIRA DE SECURITIZACAO	BR000471185
NEW NIB LIMITED	NL000749299
KRAJOWA IZBA ROZLICZENIOWA SA	PL001422018
POLSKI STANDARD PLATNOSCI SP. Z O.O.	PL001887527
POLSKI STANDARD PLATNOSCI SP. Z O.O.	PL001887527

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Appendix III.a

Reconciliation public balance sheet / non-public balance sheet

■ ASSETS

    Millions of Euros

	Figures at 31 December 2015
	(B) Public balance sheet	(C) Non-public balance sheet	“(D) Reference to transitional disclosure template”
Cash and balances at central banks	81,329	81,373
Financial assets held for trading	147,287	147,700
Other financial assets at fair value through profit or loss	45,043	44,247
Available-for-sale financial assets	122,036	110,844
Loans and receivables:	831,637	835,831
Loans and advances to credit institutions	50,256	49,483
Loans and advances to customers	770,474	775,773
Debt instruments	10,907	10,575
Held-to-maturity investments	4,355	4,355
Hedging derivatives	7,727	7,705
Other	100,846	96,668	1, 2 Y 3

ACTIVO TOTAL	1,340,260	1,328,723

■ LIABILITIES
Millions of Euros

	Figures at 31 December 2015
	(B) Public balance sheet	(C) Non-public balance sheet	“(D) Reference to transitional disclosure template”
Financial liabilities held for trading	105,218	105,865
Other financial liabilities at fair value through profit or loss	54,768	35,936
Financial liabilities at amortised cost	1,039,343	1,047,793
Deposits from central banks	38,872	38,890
Deposits from credit institutitons	109,207	106,331
Customer deposits	647,578	654,696
Marketable debt securities	201,656	205,808
Subordinated liabilities	21,153	21,198	4
Other financial liabilities	20,877	20,870
Hedging derivatives	8,937	8,809
Other	33,241	32,227	5

PASIVO TOTAL	1,241,507	1,230,630

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■ EQUITY

Millions of Euros

	Figures at 31 December 2015
	(B) Public balance sheet	(C) Non-public balance sheet	(D) Reference to transitional disclosure template
Share capital	7,217	7,217	6
Share premium	45,001	45,001	7
Reserves	45,761	45,761	8
Other equity instruments	214	214	9
(-) Treasury shares	(210)	(210)	10
Attributable profit/(loss)	5,966	5,966	11
(-) Dividends	(1,546)	(1,546)
Valuation adjustments	(14,362)	(14,362)	12
Non-controlling interests	10,712	10,052
Valuation adjustments	(1,227)	(1,224)	13
Other	11,939	11,276	14

TOTAL EQUITY	98,753	98,093

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Appendix III.b

Capital instruments’ main features template

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Sant. Finance
		Banco	Banco	Banco	Banco	Preferred S.A.
1	Issuer	Santander SA	Santander SA	Santander SA	Santander SA	Unipersonal
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	XS1043535092	XS1066553329	XS1107291541	DE000A0DE4Q4	US80281R3003
3	Regulatory treatment	Spanish law	Spanish law	Spanish law	Spanish law	Spanish law
Governing law(s) of the instrument
4	Transitional CRR rules	Additional Tier 1	Additional Tier 1	Additional Tier 1	Additional Tier 1	Additional Tier 1
5	Post-transitional CRR rules	Additional Tier 1	Additional Tier 1	Additional Tier 1	Tier 2 capital	Tier 2 capital
6	Eligible at solo/(sub-)consolidated/ solo and (sub-)consolidated	Solo and Consolidated	Solo and Consolidated	Solo and Consolidated	Solo and Consolidated	Solo and Consolidated
7	Instrument type (types to be specified by each jurisdiction)	Contingent Convertibles	Contingent Convertibles	Contingent Convertibles	Preferred	Preferred
8	Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	1,500,000	1,377,790	1,500,000	106,489	82,017
9	Nominal amount of instrument	EUR 100,000	USD 200,000	EUR 100,000	EUR 1,000	USD 25
9a	Issue price	100%	100%	100%	100%	100%
9b	Redemption price	100%	100%	100%	100%	100%
10	Accounting classification	Liability-amortised cost	Liability-amortised cost	Liability-amortised cost	Liability-amortised cost	Liability-amortised cost
11	Original date of issuance	12/03/2014	19/05/2014	11/09/2014	5/11/2004	11/03/2004
12	Perpetual or dated	Perpetual	Perpetual	Perpetual	Perpetual	Perpetual
13	Original maturity date	Undated	Undated	Undated	Undated	Undated
14	Issuer call subject to prior supervisory approval	Yes	Yes	Yes	Yes	Yes
15	Optional call date, contingent call dates and redemption amount	12/03/19	19/05/19	11/09/21	05/11/09	11/03/09
16	Subsequent call dates, if applicable	Quarterly	Quarterly	Quarterly	Semi-annually	Quarterly
Coupons / dividends
17	Fixed or floating dividend/ coupon	Floating	Floating	Floating	Fixed	Fixed
18	Coupon rate and any related index	Mid-Swap 5 years + 5.41%	Mid-Swap 5 years+ 4.788%	Mid-Swap 5 years+ 5.64%	5.50%	6.41%
19	Existence of a dividend stopper	No	No	No	Yes	Yes
20a	Fully discretionary, partly discretionary or mandatory (in terms of timing)	Fully discretionary	Fully discretionary	Fully discretionary	Partly discretionary	Partly discretionary
20b	Fully discretionary, partly discretionary or mandatory (in terms of amount)	Fully discretionary	Fully discretionary	Fully discretionary	Partly discretionary	Partly discretionary
21	Existence of step up or other incentive to redeem	No	No	No	No	No
22	Cumulative or non-cumulative	Non-cumulative	Non-cumulative	Non-cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	Convertible	Convertible	Convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger(s)	This Contingent Convertibles convert into ordinary shares when the CET1 falls down below 5,125%.	This Contingent Convertibles convert into ordinary shares when the CET1 falls down below 5,125%.	This Contingent Convertibles convert into ordinary shares when the CET1 falls down below 5,125%.	n/a	n/a
25	If convertible, fully or partially	Always fully	Always fully	Always fully	n/a	n/a
26	If convertible, conversion rate	Market price of the shares at the time of conversion with a floor of 0.5 euros (nominal value)	Market price of the shares at the time of conversion with a floor of 0.5 euros (nominal value)	Market price of the shares at the time of conversion with a floor of 0.5 euros (nominal value)	n/a	n/a
27	If convertible, mandatory or optional conversion	Mandatory	Mandatory	Mandatory	n/a	n/a
28	If convertible, specify instrument type convertible into	Common Equity Tier 1	Common Equity Tier 2	Common Equity Tier 3	n/a	n/a
29	If convertible, specify issuer of the instrument it converts into	Banco Santander S.A.	Banco Santander S.A.	Banco Santander S.A.	n/a	n/a
30	Write-down features	No	No	No	No	No
31	If write-down, write-down triggers	n/a	n/a	n/a	n/a	n/a
32	If write-down, full or partial	n/a	n/a	n/a	n/a	n/a
33	If write-down, permanent or temporary	n/a	n/a	n/a	n/a	n/a
34	If temporary write-down, description of write-up mechanism	n/a	n/a	n/a	n/a	n/a
35	Position in subordination hierarchy in liquidation (specify instrument type immediately superior to instrument)	Tier 2 Capital Instruments	Tier 2 Capital Instruments	Tier 2 Capital Instruments	Tier 2 Capital Instruments	Tier 2 Capital Instruments
36	Non-compliant transitioned features	No	No	No	Yes	Yes
37	If yes, specify non-compliant features	n/a	n/a	n/a	Does not have Common Equity Tier 1 capital conversion clause. Lack of discretionality in payment of dividends or coupons	Does not have Common Equity Tier 1 capital conversion clause. Lack of discretionality in payment of dividends or coupons

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		Sant. Finance Preferred S.A.	Sant. Finance Preferred S.A.	Sant. Finance Preferred S.A.	Sant. Finance Preferred S.A.	Sant. Finance Preferred S.A.
1	Issuer	Unipersonal	Unipersonal	Unipersonal	Unipersonal	Unipersonal
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	XS0202197694	XS0202774245	US80281R7061	US80281R8051	US80281R8887
3	Regulatory treatment	Spanish law	Spanish law	Spanish law	Spanish law	Spanish law
Governing law(s) of the instrument
4	Transitional CRR rules	Additional Tier 1	Additional Tier 1	Additional Tier 1	Additional Tier 1	Additional Tier 1
5	Post-transitional CRR rules	Tier 2 capital	Tier 2 capital	Tier 2 capital	Tier 2 capital	Tier 2 capital
6	Eligible at solo/(sub-)consolidated/ solo and (sub-)consolidated	Solo and Consolidated	Solo and Consolidated	Solo and Consolidated	Solo and Consolidated	Solo and Consolidated
7	Instrument type (types to be specified by each jurisdiction)	Preferred	Preferred	Preferred	Preferred	Preferred
8	Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	143,981	155,018	148,586	100,547	193,259
9	Nominal amount of instrument	EUR 1,000	EUR 1,000	USD 25	USD 25	USD 25
9a	Issue price	100%	100%	100%	100%	100%
9b	Redemption price	100%	100%	100%	100%	100%
10	Accounting classification	Liability-amortised cost	Liability-amortised cost	Liability-amortised cost	Liability-amortised cost	Liability-amortised cost
11	Original date of issuance	30/09/2004	8/10/2004	21/11/2006	31/01/2007	5/03/2007
12	Perpetual or dated	Perpetual	Perpetual	Perpetual	Perpetual	Perpetual
13	Original maturity date	Undated	Undated	Undated	Undated	Undated
14	Issuer call subject to prior supervisory approval	Yes	Yes	Yes	Yes	Yes
15	Optional call date, contingent call dates and redemption amount	30/09/09	08/10/09	21/11/11	31/01/17	05/03/17
16	Subsequent call dates, if applicable	Quarterly	Quarterly	Quarterly	Quarterly	At any time
Coupons / dividends
17	Fixed or floating dividend/ coupon	Floating	Fixed	Fixed	Fixed	Floating
18	Coupon rate and any related index	EURCMS10Y +0.05%	5.75%	6.80%	6.50%	USD3M +0.52%
19	Existence of a dividend stopper	Yes	Yes	Yes	Yes	Yes
20a	Fully discretionary, partly discretionary or mandatory (in terms of timing)	Partly discretionary	Partly discretionary	Partly discretionary	Partly discretionary	Partly discretionary
20b	Fully discretionary, partly discretionary or mandatory (in terms of amount)	Partly discretionary	Partly discretionary	Partly discretionary	Partly discretionary	Partly discretionary
21	Existence of step up or other incentive to redeem	No	No	No	No	No
22	Cumulative or non-cumulative	Non-cumulative	Non-cumulative	Non-cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger(s)	n/a	n/a	n/a	n/a	n/a
25	If convertible, fully or partially	n/a	n/a	n/a	n/a	n/a
26	If convertible, conversion rate	n/a	n/a	n/a	n/a	n/a
27	If convertible, mandatory or optional conversion	n/a	n/a	n/a	n/a	n/a
28	If convertible, specify instrument type convertible into	n/a	n/a	n/a	n/a	n/a
29	If convertible, specify issuer of the instrument it converts into	n/a	n/a	n/a	n/a	n/a
30	Write-down features	No	No	No	No	No
31	If write-down, write-down triggers	n/a	n/a	n/a	n/a	n/a
32	If write-down, full or partial	n/a	n/a	n/a	n/a	n/a
33	If write-down, permanent or temporary	n/a	n/a	n/a	n/a	n/a
34	If temporary write-down, description of write-up mechanism	n/a	n/a	n/a	n/a	n/a
35	Position in subordination hierarchy in liquidation (specify instrument type immediately superior to instrument)	Tier 2 Capital Instruments	Tier 2 Capital Instruments	Tier 2 Capital Instruments	Tier 2 Capital Instruments	Tier 2 Capital Instruments
36	Non-compliant transitioned features	Yes	Yes	Yes	Yes	Yes
37	If yes, specify non-compliant features	Does not have Common Equity Tier 1 capital conversion clause. Lack of discretionality in payment of dividends or coupons	Does not have Common Equity Tier 1 capital conversion clause. Lack of discretionality in payment of dividends or coupons	Does not have Common Equity Tier 1 capital conversion clause. Lack of discretionality in payment of dividends or coupons	Does not have Common Equity Tier 1 capital conversion clause. Lack of discretionality in payment of dividends or coupons	Does not have Common Equity Tier 1 capital conversion clause. Lack of discretionality in payment of dividends or coupons

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Santander
		Sant. Finance	Issuances,	Santander		Santander
		Preferred S.A.	S.A.	Issuances, S.A.	Santander Issuances,	Issuances, S.A.
1	Issuer	Unipersonal	Unipersonal	Unipersonal	S.A. Unipersonal	Unipersonal
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	XS0307728146	US80281TAC27	XS0285087192	XS0307473214	XS0307566496
3	Regulatory treatment	Spanish law	New York law	English law	English law	English law
Governing law(s) of the instrument
4	Transitional CRR rules	Additional Tier 1	Tier 2 capital	Tier 2 capital	Tier 2 capital	Tier 2 capital
5	Post-transitional CRR rules	Tier 2 capital	Tier 2 capital	Tier 2 capital	Tier 2 capital	Tier 2 capital
6	Eligible at solo/(sub-)consolidated/ solo and (sub-)consolidated	Solo and Consolidated	Solo and Consolidated	Solo and Consolidated	Solo and Consolidated	Solo and Consolidated
7	Instrument type (types to be specified by each jurisdiction)	Preferred	Subordinated	Subordinated	Subordinated	Subordinated
8	Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	6,676	21,416	367,138	104,000	44,011
9	Nominal amount of instrument	GBP 50,000	USD 100,000	EUR 50,000	EUR 50,000	EUR 50,000
9a	Issue price	100%	100%	100%	100%	100%
9b	Redemption price	100%	100%	100%	100%	100%
10	Accounting classification	Liability-amortised cost	Liability-amortised cost	Liability-amortised cost	Liability-amortised cost	Liability-amortised cost
11	Original date of issuance	10/07/2007	20/06/2006	12/02/2007	6/07/2007	20/07/2007
12	Perpetual or dated	Perpetual	Dated	Dated	Dated	Dated
13	Original maturity date	Undated	20/06/2016	12/02/2019	6/07/2022	20/07/2018
14	Issuer call subject to prior supervisory approval	Yes	No	No	No	No
15	Optional call date, contingent call dates and redemption amount	10/07/12	n/a	n/a	n/a	n/a
16	Subsequent call dates, if applicable	Quarterly	n/a	n/a	n/a	n/a
Coupons / dividends
17	Fixed or floating dividend/ coupon	Floating	Fixed	Floating	Floating	Floating
18	Coupon rate and any related index	GBL3M +0.835%	5.911%	Max[((1+EURCMS10Y) ^(1/4)-1);0]	Max[((1+EURCMS10Y +0.04%)^(1/4)-1);0]	Max[((1+EURCMS10Y +0.02%)^(1/4)-1);0]
19	Existence of a dividend stopper	Yes	No	No	No	No
20a	Fully discretionary, partly discretionary or mandatory (in terms of timing)	Partly discretionary	Mandatory	Mandatory	Mandatory	Mandatory
20b	Fully discretionary, partly discretionary or mandatory (in terms of amount)	Partly discretionary	Mandatory	Mandatory	Mandatory	Mandatory
21	Existence of step up or other incentive to redeem	No	No	No	No	No
22	Cumulative or non-cumulative	Non-cumulative	Cumulative	Cumulative	Cumulative	Cumulative
23	Convertible or non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger(s)	n/a	n/a	n/a	n/a	n/a
25	If convertible, fully or partially	n/a	n/a	n/a	n/a	n/a
26	If convertible, conversion rate	n/a	n/a	n/a	n/a	n/a
27	If convertible, mandatory or optional conversion	n/a	n/a	n/a	n/a	n/a
28	If convertible, specify instrument type convertible into	n/a	n/a	n/a	n/a	n/a
29	If convertible, specify issuer of the instrument it converts into	n/a	n/a	n/a	n/a	n/a
30	Write-down features	No	No	No	No	No
31	If write-down, write-down triggers	n/a	n/a	n/a	n/a	n/a
32	If write-down, full or partial	n/a	n/a	n/a	n/a	n/a
33	If write-down, permanent or temporary	n/a	n/a	n/a	n/a	n/a
34	If temporary write-down, description of write-up mechanism	n/a	n/a	n/a	n/a	n/a
35	Position in subordination hierarchy in liquidation (specify instrument type immediately superior to instrument)	Tier 2 Capital Instruments	Senior debt instruments	Senior debt instruments	Senior debt instruments	Senior debt instruments
36	Non-compliant transitioned features	Yes	No	No	No	No
37	If yes, specify non-compliant features	Does not have Common Equity Tier 1 capital conversion clause. Lack of discretionality in payment of dividends or coupons	n/a	n/a	n/a	n/a

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		Santander	Santander	Santander	Santander	Santander
		Issuances, S.A.	Issuances, S.A.	Issuances, S.A.	Issuances, S.A.	Perpetual, S.A.
1	Issuer	Unipersonal	Unipersonal	Unipersonal	Unipersonal	Unipersonal
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	XS0309495959	XS0327601711	XS0327601638	XS1201001572	XS0206920141
3	Regulatory treatment	English law	English law	English law	English law	English law
Governing law(s) of the instrument
4	Transitional CRR rules	Tier 2 capital	Tier 2 capital	Tier 2 capital	Tier 2 capital	Tier 2 capital
5	Post-transitional CRR rules	Tier 2 capital	Tier 2 capital	Tier 2 capital	Tier 2 capital	Non-eligible
6	Eligible at solo/(sub-)consolidated/ solo and (sub-)consolidated	Solo and Consolidated	Solo and Consolidated	Solo and Consolidated	Solo and Consolidated	Solo and Consolidated
7	Instrument type (types to be specified by each jurisdiction)	Subordinated	Subordinated	Subordinated	Subordinated	Subordinated
8	Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	25,000	33,027	56,913	1,500,000	0
9	Nominal amount of instrument	EUR 50,000	MXN 1,000,000	MXN 1,000,000	EUR 100,000	EUR 100,000
9a	Issue price	100%	100%	100%	100%	99%
9b	Redemption price	100%	100%	100%	100%	100%
10	Accounting classification	Liability-amortised cost	Liability-amortised cost	Liability-amortised cost	Liability-amortised cost	Liability-amortised cost
11	Original date of issuance	20/07/2007	24/10/2007	24/10/2007	18/03/2015	10/12/2004
12	Perpetual or dated	Dated	Dated	Dated	Dated	Perpetual
13	Original maturity date	20/07/2022	24/10/2017	11/10/2017	18/03/2025	Undated
14	Issuer call subject to prior supervisory approval	No	No	No	No	Yes
15	Optional call date, contingent call dates and redemption amount	n/a	n/a	n/a	n/a	10/12/14
16	Subsequent call dates, if applicable	n/a	n/a	n/a	n/a	Quarterly
Coupons / dividends
17	Fixed or floating dividend/ coupon	Floating	Fixed	Floating	Fixed	Floating
18	Coupon rate and any related index	EURCMS10Y +0.05%	4.56%	TIIE28+0.40%	2.50%	EUR3M+1.60%
19	Existence of a dividend stopper	No	No	No	No	No
20a	Fully discretionary, partly discretionary or mandatory (in terms of timing)	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory
20b	Fully discretionary, partly discretionary or mandatory (in terms of amount)	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory
21	Existence of step up or other incentive to redeem	No	No	No	No	Yes
22	Cumulative or non-cumulative	Cumulative	Cumulative	Cumulative	Cumulative	Cumulative
23	Convertible or non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger(s)	n/a	n/a	n/a	n/a	n/a
25	If convertible, fully or partially	n/a	n/a	n/a	n/a	n/a
26	If convertible, conversion rate	n/a	n/a	n/a	n/a	n/a
27	If convertible, mandatory or optional conversion	n/a	n/a	n/a	n/a	n/a
28	If convertible, specify instrument type convertible into	n/a	n/a	n/a	n/a	n/a
29	If convertible, specify issuer of the instrument it converts into	n/a	n/a	n/a	n/a	n/a
30	Write-down features	No	No	No	No	No
31	If write-down, write-down triggers	n/a	n/a	n/a	n/a	n/a
32	If write-down, full or partial	n/a	n/a	n/a	n/a	n/a
33	If write-down, permanent or temporary	n/a	n/a	n/a	n/a	n/a
34	If temporary write-down, description of write-up mechanism	n/a	n/a	n/a	n/a	n/a
35	Position in subordination hierarchy in liquidation (specify instrument type immediately superior to instrument)	Senior debt instruments	Senior debt instruments	Senior debt instruments	Senior debt instruments	Senior debt instruments
36	Non-compliant transitioned features	No	No	No	No	Yes
37	If yes, specify non-compliant features	n/a	n/a	n/a	n/a	Incentives to redeem early,

243

PILLAR III DISCLOSURES 2015
Appendix

1	Issuer	Santander Perpetual, S.A. Unipersonal	Santander Perpetual, S.A. Unipersonal	Santander UK	Santander UK	Santander UK
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	US80281YAA55/ USE86920AA84	US80281TAE82	GB0000064393	GB0000044221	XS0124569566
3	Regulatory treatment	English law	New York law	English law	English law	English law
Governing law(s) of the instrument
4	Transitional CRR rules	Tier 2 capital	Tier 2 capital	Additional Tier 1	Additional Tier 1	Additional Tier 1
5	Post-transitional CRR rules	Non-eligible	Tier 2 capital	Tier 2 capital	Tier 2 capital	Non-eligible
6	Eligible at solo/(sub-)consolidated/ solo and (sub-)consolidated	Solo and Consolidated	Solo and Consolidated	Solo and Consolidated	Solo and Consolidated	Solo and Consolidated
7	Instrument type (types to be specified by each jurisdiction)	Subordinated	Subordinated	Preferred	Preferred	Preferred
8	Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	3,776	1,377,790	185,417	33,397	53,851
9	Nominal amount of instrument	USD 100,000	USD 200,000	GBP 200	GBP 125	GBP 235
9a	Issue price	100%	100%	100m - 101.52% 100m - 108.935%	102%	100%
9b	Redemption price	100%	100%	n/a	n/a	100%
10	Accounting classification	Liability-amortised cost		Liability-amortised cost	Liability-amortised cost	Liability-amortised cost
11	Original date of issuance	24/10/2007	19/11/2015	23/10/1995	9/06/1997	14/02/2001
12	Perpetual or dated	Perpetual	Dated	Perpetual	Perpetual	Perpetual
13	Original maturity date	Undated	19/11/2025	Undated	Undated	Undated
14	Issuer call subject to prior supervisory approval	Yes	No	No	No	Yes
15	Optional call date, contingent call dates and redemption amount	24/12/17	n/a	n/a	n/a	14/02/26
16	Subsequent call dates, if applicable	Quarterly	n/a	n/a	n/a	Annually
Coupons / dividends
17	Fixed or floating dividend/ coupon	Fixed	Fixed	Fixed	Fixed	From fixed to floating
18	Coupon rate and any related index	6.67%	5.18%	10.38%	8.63%	7.04%
19	Existence of a dividend stopper	No	No	Yes	Yes	Yes
20a	Fully discretionary, partly discretionary or mandatory (in terms of timing)	Mandatory	Mandatory	Partly discretionary	Partly discretionary	Partly discretionary
20b	Fully discretionary, partly discretionary or mandatory (in terms of amount)	Mandatory	Mandatory	Partly discretionary	Partly discretionary	Partly discretionary
21	Existence of step up or other incentive to redeem	Yes	No	No	No	Yes
22	Cumulative or non-cumulative	Cumulative	Cumulative	Non-cumulative	Non-cumulative	Cumulative
23	Convertible or non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger(s)	n/a	n/a	n/a	n/a	n/a
25	If convertible, fully or partially	n/a	n/a	n/a	n/a	n/a
26	If convertible, conversion rate	n/a	n/a	n/a	n/a	n/a
27	If convertible, mandatory or optional conversion	n/a	n/a	n/a	n/a	n/a
28	If convertible, specify instrument type convertible into	n/a	n/a	n/a	n/a	n/a
29	If convertible, specify issuer of the instrument it converts into	n/a	n/a	n/a	n/a	n/a
30	Write-down features	No	No	No	No	No
31	If write-down, write-down triggers	n/a	n/a	n/a	n/a	n/a
32	If write-down, full or partial	n/a	n/a	n/a	n/a	n/a
33	If write-down, permanent or temporary	n/a	n/a	n/a	n/a	n/a
34	If temporary write-down, description of write-up mechanism	n/a	n/a	n/a	n/a	n/a
35	Position in subordination hierarchy in liquidation (specify instrument type immediately superior to instrument)	Senior debt instruments	Senior debt instruments	Tier 2 Capital Instruments	Tier 2 Capital Instruments	Tier 2 Capital Instruments
36	Non-compliant transitioned features	Yes	No	Yes	Yes	Yes
37	If yes, specify non-compliant features	Incentives to redeem early,	n/a	Does not have Common Equity Tier 1 capital conversion clause. Lack of discretionality in payment of dividends or coupons.	Does not have Common Equity Tier 1 capital conversion clause. Lack of discretionality in payment of dividends or coupons.	Does not have Common Equity Tier 1 capital conversion clause. Lack of discretionality in payment of dividends or coupons.Incentives to redeem early,

244

PILLAR III DISCLOSURES 2015
Appendix

1	Issuer	Santander UK	Abbey National Capital Trust I	Santander UK	Santander UK	Santander UK
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	XS0152838586	US002927AA95	XS0060837068	XS0103012893	US002920AC09
3	Regulatory treatment	English law	Delaware law	English law	English law	New York law
Governing law(s) of the instrument
4	Transitional CRR rules	Additional Tier 1	Additional Tier 1	Tier 2 Capital	Tier 2 Capital	Tier 2 Capital
5	Post-transitional CRR rules	Tier 2 capital	Non-eligible	Tier 2 Capital	Tier 2 Capital	Tier 2 Capital
6	Eligible at solo/(sub-)consolidated/ solo and (sub-)consolidated	Solo and Consolidated	Solo and Consolidated	Solo and Consolidated	Solo and Consolidated	Solo and Consolidated
7	Instrument type (types to be specified by each jurisdiction)	Preferred	Preferred	Subordinated	Subordinated	Subordinated
8	Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	2,390	95,139	182,373	39,981	239,392
9	Nominal amount of instrument	GBP 2	USD 104	GBP 200	GBP 29	USD 261
9a	Issue price	100%	100%	100%	100%	100%
9b	Redemption price	100%	100%	n/a	100%	100%
10	Accounting classification	Liability-amortised cost	Liability-amortised cost	Liability-amortised cost	Liability-amortised cost	Liability-amortised cost
11	Original date of issuance	9/08/2002	7/02/2000	23/10/1995	21/10/1999	26/10/1999
12	Perpetual or dated	Perpetual	Perpetual	Perpetual	Dated	Dated
13	Original maturity date	Undated	Undated	Undated	21/10/2030	26/10/2029
14	Issuer call subject to prior supervisory approval	Yes	Yes	No	No	No
15	Optional call date, contingent call dates and redemption amount	09/02/18	30/06/30	n/a	n/a	n/a
16	Subsequent call dates, if applicable	Semi-annual	Quarterly	n/a	n/a	n/a
Coupons / dividends
17	Fixed or floating dividend/ coupon	From fixed to floating	From fixed to floating	Fixed	Fixed	Fixed
18	Coupon rate and any related index	6.98%	8.96%	10.06%	6.50%	7.95%
19	Existence of a dividend stopper	Yes	Yes	No	No	No
20a	Fully discretionary, partly discretionary or mandatory (in terms of timing)	Partly discretionary	Partly discretionary	Partly discretionary	Mandatory	Partly discretionary
20b	Fully discretionary, partly discretionary or mandatory (in terms of amount)	Partly discretionary	Partly discretionary	Partly discretionary	Mandatory	Partly discretionary
21	Existence of step up or other incentive to redeem	No	Yes	No	No	No
22	Cumulative or non-cumulative	Cumulative	Non-cumulative	Cumulative	Cumulative	Cumulative
23	Convertible or non-convertible	Non-convertible	Convertible	Convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger(s)	n/a	Total capital ratio of SAN UK below the minimum capital requirements	No	n/a	n/a
25	If convertible, fully or partially	n/a	Always fully	Fully or partially	n/a	n/a
26	If convertible, conversion rate	n/a	100%	100%	n/a	n/a
27	If convertible, mandatory or optional conversion	n/a	Mandatory	Optional	n/a	n/a
28	If convertible, specify instrument type convertible into	n/a	Additional Tier1 capital	Additional Tier1 capital	n/a	n/a
29	If convertible, specify issuer of the instrument it converts into	n/a	Santander UK plc	Santander UK plc	n/a	n/a
30	Write-down features	No	No	No	No	No
31	If write-down, write-down triggers	n/a	n/a	n/a	n/a	n/a
32	If write-down, full or partial	n/a	n/a	n/a	n/a	n/a
33	If write-down, permanent or temporary	n/a	n/a	n/a	n/a	n/a
34	If temporary write-down, description of write-up mechanism	n/a	n/a	n/a	n/a	n/a
35	Position in subordination hierarchy in liquidation (specify instrument type immediately superior to instrument)	Tier 2 Capital Instruments	Tier 2 Capital Instruments	Tier 2 Capital Instruments	Senior debt instruments	Senior debt instruments
36	Non-compliant transitioned features	Yes	Yes	No	No	No
37	If yes, specify non-compliant features	Does not have Common Equity Tier 1 capital conversion clause. Lack of discretionality in payment of dividends or coupons.	Does not have Common Equity Tier 1 capital conversion clause. Lack of discretionality in payment of dividends or coupons.	n/a	n/a	n/a

245

PILLAR III DISCLOSURES 2015
Appendix

1	Issuer	Santander UK	Santander UK	Santander UK	Santander UK	Santander UK
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	XS0034981661	XS0071938822	XS0117973262	XS0117973429	XS0041864512
3	Governing law(s) of the instrument	English law	English law	English law	English law	English law
Regulatory treatment
4	Governing law(s) of the instrument	Tier 2 Capital	Tier 2 Capital	Tier 2 Capital	Tier 2 Capital	Tier 2 Capital
5	Post-transitional CRR rules	Tier 2 Capital	Non-eligible	Non-eligible	Non-eligible	Non-eligible
6	Eligible at solo/(sub-)consolidated/ solo and (sub-)consolidated	Solo and Consolidated	Solo and Consolidated	Solo and Consolidated	Solo and Consolidated	Solo and Consolidated
7	Instrument type (types to be specified by each jurisdiction)	Subordinated	Subordinated	Subordinated	Subordinated	Subordinated
8	Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	14,656	7,672	18,963	62,815	39,590
9	Nominal amount of instrument	GBP 52	JPY 5,000	GBP 165	GBP 270	GBP 71
9a	Issue price	102%	100%	99%	175m - 97.71% 100m - 109.74%	101%
9b	Redemption price	100%	100%	100%	100%	100%
10	Accounting classification	Liability-amortised cost	Liability-amortised cost	Liability-amortised cost	Liability-amortised cost	Liability-amortised cost
11	Original date of issuance	30/12/1991	24/12/1996	28/09/2000	28/09/2000	4/02/1993
12	Perpetual or dated	Dated	Perpetual	Perpetual	Perpetual	Dated
13	Original maturity date	4/01/2017	Undated	Undated	Undated	4/01/2023
14	Issuer call subject to prior supervisory approval	Yes	Yes	Yes	Yes	Yes
15	Optional call date, contingent call dates and redemption amount	30/12/96	27/12/16	28/09/20	28/09/30	04/01/18
16	Subsequent call dates, if applicable	At any time	Quarterly	Every 5 years	Every 5 years	n/a
Coupons / dividends
17	Fixed or floating dividend/ coupon	Fixed	From fixed to floating	From fixed to floating	From fixed to floating	Fixed
18	Coupon rate and any related index	11.50%	4.00%	7.38%	7.13%	10.13%
19	Existence of a dividend stopper	No	No	No	No	No
20a	Fully discretionary, partly discretionary or mandatory (in terms of timing)	Mandatory	Partly discretionary	Partly discretionary	Partly discretionary	Mandatory
20b	Fully discretionary, partly discretionary or mandatory (in terms of amount)	Mandatory	Partly discretionary	Partly discretionary	Partly discretionary	Mandatory
21	Existence of step up or other incentive to redeem	No	Yes	Yes	Yes	Yes
22	Cumulative or non-cumulative	Cumulative	Cumulative	Cumulative	Cumulative	Cumulative
23	Convertible or non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger(s)	n/a	n/a	n/a	n/a	n/a
25	If convertible, fully or partially	n/a	n/a	n/a	n/a	n/a
26	If convertible, conversion rate	n/a	n/a	n/a	n/a	n/a
27	If convertible, mandatory or optional conversion	n/a	n/a	n/a	n/a	n/a
28	If convertible, specify instrument type convertible into	n/a	n/a	n/a	n/a	n/a
29	If convertible, specify issuer of the instrument it converts into	n/a	n/a	n/a	n/a	n/a
30	Write-down features	No	No	No	No	No
31	If write-down, write-down triggers	n/a	n/a	n/a	n/a	n/a
32	If write-down, full or partial	n/a	n/a	n/a	n/a	n/a
33	If write-down, permanent or temporary	n/a	n/a	n/a	n/a	n/a
34	If temporary write-down, description of write-up mechanism	n/a	n/a	n/a	n/a	n/a
35	Position in subordination hierarchy in liquidation (specify instrument type immediately superior to instrument)	Senior debt instruments	Tier 2 Capital Instruments	Tier 2 Capital Instruments	Tier 2 Capital Instruments	Senior debt instruments
36	Non-compliant transitioned features	No	Yes	Yes	Yes	Yes
37	If yes, specify non-compliant features	n/a	Incentives to redeem early,	Incentives to redeem early,	Incentives to redeem early,	Incentives to redeem early,

246

PILLAR III DISCLOSURES 2015
Appendix

1	Issuer	Santander UK	Santander UK Group Holdings	Santander UK Group Holdings	Santander UK Group Holdings	Banco Santander Brasil
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	XS0989359756	XS1244538523	US80281LAA35 XS1291333760	US80281LAB18 XS1291352711	BRBESPC003T5 BRSANBCDS024 BRSANBC01473 BRSANBC01465
3	Governing law(s) of the instrument	English law	English law	English law	English law	Brazilian law
Regulatory treatment
4	Governing law(s) of the instrument	Tier 2 Capital	Additional Tier 1	Tier 2 Capital	Tier 2 Capital	Tier 2 Capital
5	Post-transitional CRR rules	Tier 2 Capital	Additional Tier 1	Tier 2 Capital	Tier 2 Capital	Tier 2 Capital
6	Eligible at solo/(sub-)consolidated/ solo and (sub-)consolidated	Solo and Consolidated	Solo and Consolidated	Solo and Consolidated	Solo and Consolidated	Solo and Consolidated
7	Instrument type (types to be specified by each jurisdiction)	Subordinated	Preferred	Subordinated	Subordinated	Subordinated
8	Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	1,340,130	885,619	918,527	459,263	38,655
9	Nominal amount of instrument	USD 1,500	GBP 750	USD 1,000	USD 500	BRL 1,000
9a	Issue price	100%	100%	100%	99%	100%
9b	Redemption price	100%	100%	100%	100%	100%
10	Accounting classification	Liability-amortised cost	Shareholders Equity	Liability-amortised cost	Liability-amortised cost	Liability-amortised cost
11	Original date of issuance	31/10/2013	10/06/2015	15/09/2015	15/09/2015	21/06/2006
12	Perpetual or dated	Dated	Perpetual	Dated	Dated	Dated
13	Original maturity date	11/07/2023	Undated	15/09/2025	15/09/2045	18/07/2016
14	Issuer call subject to prior supervisory approval	No	Yes	No	No	No
15	Optional call date, contingent call dates and redemption amount	n/a	24/06/22	n/a	n/a	n/a
16	Subsequent call dates, if applicable	n/a	Every 5 years	n/a	n/a	n/a
Coupons / dividends
17	Fixed or floating dividend/ coupon	Fixed	From fixed to floating	Fixed	Fixed	Floating
18	Coupon rate and any related index	5.00%	7.38%	4.75%	5.63%	105.0% CDI
19	Existence of a dividend stopper	No	No	No	No	No
20a	Fully discretionary, partly discretionary or mandatory (in terms of timing)	Mandatory	Partly discretionary	Mandatory	Mandatory	Mandatory
20b	Fully discretionary, partly discretionary or mandatory (in terms of amount)	Mandatory	Partly discretionary	Mandatory	Mandatory	Mandatory
21	Existence of step up or other incentive to redeem	No	No	No	No	No
22	Cumulative or non-cumulative	Cumulative	Non-cumulative	Cumulative	Cumulative	Cumulative
23	Convertible or non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger(s)	n/a	n/a	n/a	n/a	n/a
25	If convertible, fully or partially	n/a	n/a	n/a	n/a	n/a
26	If convertible, conversion rate	n/a	n/a	n/a	n/a	n/a
27	If convertible, mandatory or optional conversion	n/a	n/a	n/a	n/a	n/a
28	If convertible, specify instrument type convertible into	n/a	n/a	n/a	n/a	n/a
29	If convertible, specify issuer of the instrument it converts into	n/a	n/a	n/a	n/a	n/a
30	Write-down features	No	Si	No	No	No
31	If write-down, write-down triggers	n/a	When UK consolidated ordinary capital 1 falls under 7% the write down of the instrument occurs	n/a	n/a	n/a
32	If write-down, full or partial	n/a	Total	n/a	n/a	n/a
33	If write-down, permanent or temporary	n/a	Permanent	n/a	n/a	n/a
34	If temporary write-down, description of write-up mechanism	n/a	n/a	n/a	n/a	n/a
35	Position in subordination hierarchy in liquidation (specify instrument type immediately superior to instrument)	Senior debt instruments	Tier 2 Capital Instruments	Senior debt instruments	Senior debt instruments	Senior debt instruments
36	Non-compliant transitioned features	No	No	No	No	No
37	If yes, specify non-compliant features	n/a	n/a	n/a	n/a	n/a

247

PILLAR III DISCLOSURES 2015
Appendix

1	Issuer	Banco Santander Brazil	Banco Santander Brazil	Banco Santander Brazil	Banco Santander Brazil	Banco Santander Brazil
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	BRBESPC003W9 BRSANBC013M5 BRSANBCDS032	BRBESPC003V1 BRSANBCDS040	BRBESPC00415	BRBMBRC000R2	BRBMBRC00113 BRBMBRC00121
3	Governing law(s) of the instrument	Brazilian law	Brazilian law	Brazilian law	Brazilian law	Brazilian law
Regulatory treatment
4	Governing law(s) of the instrument	Tier 2 Capital	Tier 2 Capital	Tier 2 Capital	Tier 2 Capital	Tier 2 Capital
5	Post-transitional CRR rules	Tier 2 Capital	Tier 2 Capital	Tier 2 Capital	Tier 2 Capital	Tier 2 Capital
6	Eligible at solo/(sub-)consolidated/ solo and (sub-)consolidated	Solo and Consolidated	Solo and Consolidated	Solo and Consolidated	Solo and Consolidated	Solo and Consolidated
7	Instrument type (types to be specified by each jurisdiction)	Subordinated	Subordinated	Subordinated	Subordinated	Subordinated
8	Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	6,442	2,384	953	1,211	515
9	Nominal amount of instrument	BRL 1,000	BRL 1,000	BRL 1,000	BRL 1,000	BRL 1,000
9a	Issue price	100%	100%	100%	100%	100%
9b	Redemption price	100%	100%	100%	100%	100%
10	Accounting classification	Liability-amortised cost	Liability-amortised cost	Liability-amortised cost	Liability-amortised cost	Liability-amortised cost
11	Original date of issuance	3/07/2006	5/07/2006	21/07/2006	11/09/2006	3/10/2006
12	Perpetual or dated	Dated	Dated	Dated	Dated	Dated
13	Original maturity date	18/07/2016	18/07/2016	18/07/2016	18/07/2016	18/07/2016
14	Issuer call subject to prior supervisory approval	No	No	No	No	No
15	Optional call date, contingent call dates and redemption amount	n/a	n/a	n/a	n/a	n/a
16	Subsequent call dates, if applicable	n/a	n/a	n/a	n/a	n/a
Coupons / dividends
17	Fixed or floating dividend/ coupon	Floating	Floating	Floating	Floating	Floating
18	Coupon rate and any related index	104.5% CDI	104.5% CDI	104.5% CDI	104.5% CDI	104.5% CDI
19	Existence of a dividend stopper	No	No	No	No	No
20a	Fully discretionary, partly discretionary or mandatory (in terms of timing)	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory
20b	Fully discretionary, partly discretionary or mandatory (in terms of amount)	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory
21	Existence of step up or other incentive to redeem	No	No	No	No	No
22	Cumulative or non-cumulative	Cumulative	Cumulative	Cumulative	Cumulative	Cumulative
23	Convertible or non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger(s)	n/a	n/a	n/a	n/a	n/a
25	If convertible, fully or partially	n/a	n/a	n/a	n/a	n/a
26	If convertible, conversion rate	n/a	n/a	n/a	n/a	n/a
27	If convertible, mandatory or optional conversion	n/a	n/a	n/a	n/a	n/a
28	If convertible, specify instrument type convertible into	n/a	n/a	n/a	n/a	n/a
29	If convertible, specify issuer of the instrument it converts into	n/a	n/a	n/a	n/a	n/a
30	Write-down features	No	No	No	No	No
31	If write-down, write-down triggers	n/a	n/a	n/a	n/a	n/a
32	If write-down, full or partial	n/a	n/a	n/a	n/a	n/a
33	If write-down, permanent or temporary	n/a	n/a	n/a	n/a	n/a
34	If temporary write-down, description of write-up mechanism	n/a	n/a	n/a	n/a	n/a
35	Position in subordination hierarchy in liquidation (specify instrument type immediately superior to instrument)	Senior debt instruments	Senior debt instruments	Senior debt instruments	Senior debt instruments	Senior debt instruments
36	Non-compliant transitioned features	No	No	No	No	No
37	If yes, specify non-compliant features	n/a	n/a	n/a	n/a	n/a

248

PILLAR III DISCLOSURES 2015
Appendix

1	Issuer	Banco Santander Brazil	Banco Santander Brazil
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	BRBMBRC00170	BRSANBC000O8
3	Governing law(s) of the instrument	Brazilian law	Brazilian law
Regulatory treatment
4	Governing law(s) of the instrument	Tier 2 Capital	Tier 2 Capital
5	Post-transitional CRR rules	Tier 2 Capital	Tier 2 Capital
6	Eligible at solo/(sub-)consolidated/ solo and (sub-)consolidated	Solo and Consolidated	Solo and Consolidated
7	Instrument type (types to be specified by each jurisdiction)	Subordinated	Subordinated
8	Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	26,478	3,530
9	Nominal amount of instrument	BRL 1,000	BRL 1,000
9a	Issue price	100%	100%
9b	Redemption price	100%	100%
10	Accounting classification	Liability-amortised cost	Liability-amortised cost
11	Original date of issuance	5/10/2006	19/10/2006
12	Perpetual or dated	Dated	Dated
13	Original maturity date	30/09/2016	30/09/2016
14	Issuer call subject to prior supervisory approval	No	No
15	Optional call date, contingent call dates and redemption amount	n/a	n/a
16	Subsequent call dates, if applicable	n/a	n/a
Coupons / dividends
17	Fixed or floating dividend/ coupon	Floating	Floating
18	Coupon rate and any related index	104.5% CDI	104.5% CDI
19	Existence of a dividend stopper	No	No
20a	Fully discretionary. partly discretionary or mandatory (in terms of timing)	Mandatory	Mandatory
20b	Fully discretionary, partly discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
21	Existence of step up or other incentive to redeem	No	No
22	Cumulative or non-cumulative	Cumulative	Cumulative
23	Convertible or non-convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger(s)	n/a	n/a
25	If convertible, fully or partially	n/a	n/a
26	If convertible, conversion rate	n/a	n/a
27	If convertible, mandatory or optional conversion	n/a	n/a
28	If convertible, specify instrument type convertible into	n/a	n/a
29	If convertible, specify issuer of the instrument it converts into	n/a	n/a
30	Write-down features	No	No
31	If write-down, write-down triggers	n/a	n/a
32	If write-down, full or partial	n/a	n/a
33	If write-down, permanent or temporary	n/a	n/a
34	If temporary write-down, description of write-up mechanism	n/a	n/a
35	Position in subordination hierarchy in liquidation (specify instrument type immediately superior to instrument)	Senior debt instruments	Senior debt instruments
36	Non-compliant transitioned features	No	No
37	If yes, specify non-compliant features	n/a	n/a

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Appendix

Appendix III.c

Transitional own funds disclosure template

Thousands of Euros		(A) Amount at disclosure date	(B) Regulation (EU) No 575/2013 (CRR) article reference”	(C) Amounts subject to pre-Regulation (EU) No 575/2013 treatment or prescribed residual amount of Regulation (EU) No 575/2013	Explanatory notes
Common equity tier 1 (CET1) capital Instruments and reserves
1	Capital instruments and the related share premium accounts	52,005	26 (1), 27, 28, 29, EBA list 26 (3)		(A)
	of which: ordinary shares	52,005	EBA list 26 (3)
2	Retained earnings	45,975	26 (1) (C)		(B)
3	Accumulated other comprehensive income (and other reserves, to include unrealised gains and losses under the applicable accounting standards)	(15,302)	26 (1)		(C)
3A	Funds for general banking risk	—	26 (1) (F)
4	Amount of qualifying items referred to in Article 484 (3) and the related share premium accounts subject to phase-out from CET1	—	486 (2)
5	Minority interests (amount allowed in consolidated CET1)	7,825	84	1.677	(D)
5A	Independently reviewed interim profits net of any foreseeable charge or dividend	3,698	26 (2)		(E)
6	Common equity tier 1 (CET1) capital Regulatory adjustments	94,200
Common Equity Tier 1 Capital: regulatory adjustments
7	Additional value adjustments (negative amount)	—	34, 105	16.952
8	Intangible assets (net of related tax liability) (negative amount)	(11,302)	36 (1) (B), 37	2.553	(F)
9	IAS 19 reglamentary adjustments	2,553		3.260
10	Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability where the conditions in Article 38 (3) are met) (negative amount)	(663)	36 (1) (C), 38		(H)
11	Fair value reserves related to gains or losses on cash flow hedges	(145)	33 (1) (A)		(I)
12	Negative amounts resulting from the calculation of expected loss amounts	—	36 (1) (D), 40, 159
13	Any increase in equity that results from securitised assets (negative amount)	—	32 (1)
14	Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	—	33 (1) (B)	472
15	Defined-benefit pension fund assets (negative amount)	(315)	36 (1) (E), 41		(J)
16	Direct and indirect holdings by an institution of own CET1 instruments (negative amount)	—	36 (1) (F), 42
17	Holdings of the CET 1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	—	36 (1) (G), 44
18	Direct and indirect holdings by the institution of the CET1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	—	36 (1) (H), 43, 45, 46, 49.2 Y 3, 79
19	Direct, indirect and synthetic holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	—	36 (1) (I) 43, 45, 47, 48 (1) (B), 49 (1) A (3), 79
20	Empty set in the EU
20A	Exposure amount of the following items which qualify for a RW of 1250%, where the institution opts for the deduction alternative	(24)	36 (1) (K)
20B	of which: qualifying holdings outside the financial sector (negative amount)	—	36 (1) (K) (I), 89 A 91

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Thousands of Euros		(A) Amount at disclosure date	(B) Regulation (EU) No 575/2013 (CRR) article reference”	(C) Amounts subject to pre-Regulation (EU) No 575/2013 treatment or prescribed residual amount of Regulation (EU) No 575/2013	Explanatory notes
20C	of which: securitisation positions (negative amount)	—	36 (1) (K) (II), 243 (1) (B), 244 (1) (B), 258
20D	of which: free deliveries (negative amount)	—	36 (1) (K) (III), 379 (3)	686
21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability where the conditions in Article 38 (3) are met) (negative amount)	(0)	36 (1) (C), 38, 48 (1) (A)		(K)
22	Amount exceeding the 15% threshold (negative amount)	—	48 (1)
23	of which: direct and indirect holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities	—	36 (1) (I), 48 (1) (B)
24	Empty set in the EU
25	of which: deferred tax assets arising from temporary differences	—	36 (1) (C), 38, 48 (1) (A)
25A	Losses for the current financial year (negative amount)	—	36 (1) (A)
25B	Foreseeable tax charges relating to CET1 items (negative amount)	—	36 (1) (L)
27	Qualifying AT1 deductions that exceed the AT1 capital of the institution (negative amount)	(10,286)	36 (1) (J)	(10.286)
28	Total regulatory adjustments to common Tier 1 (T2) capital	(20,722)		13.097
29	COMMON EQUITY TIER 1 (CET1) CAPITAL	73,478		14.773
ADDITIONAL TIER 1 (AT1) CAPITAL INSTRUMENTS
30	Capital instruments and the related share premium accounts	4,378	51, 52		(M)
31	of which: classified as equity under applicable accounting standards	—	—
32	of which: classified as liabilities under applicable accounting standards	4,378	—
33	Amount of qualifying items referred to in Article 484 (4) and the related share premium accounts subject to phase-out from AT1	1,307	486 (3)	1.307	(N)
34	Qualifying Tier 1 capital included in consolidated AT1 capital (including minority interests not included in row 5) issued by subsidiaries and held by third parties	982	85, 86	(145)
35	of which: instruments issued by subsidiaries subject to phase-out	—	486 (3)
36	Additional Tier 1 (AT1) capital before regulatory adjustments	6,667		1.162
ADDITIONAL TIER 1 (AT1) CAPITAL: REGULATORY ADJUSTMENTS
37	Direct and indirect holdings by an institution of own AT1 instruments (negative amount)		52 (1) (B), 56 (A), 57
38	Holdings of the AT 1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)		56 (B), 58
39	Direct, indirect and synthetic holdings by the institution of the AT1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)		56 (C), 59, 60, 79
40	Direct and indirect holdings by the institution of the AT1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)		56 (D), 59, 79
41	Regulatory adjustments applied to Additional Tier 1 in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase-out as prescribed in Regulation (EU) No 575/2013 (i.e. CRR residual amounts)	—

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Thousands of Euros		(A) Amount at disclosure date	(B) Regulation (EU) No 575/2013 (CRR) article reference”	(C) Amounts subject to pre-Regulation (EU) No 575/2013 treatment or prescribed residual amount of Regulation (EU) No 575/2013	Explanatory notes
41a	Residual amounts deducted from Additional Tier 1 capital with regard to deduction from Common Equity Tier 1 capital during the transitional period pursuant to Article 472 of Regulation (EU) No 575/2013	(6,667)	472, 472 (3) (A), 472 (4), 472 (6), 472 (8) (A), 472 (9), 472 (10) (A), 472 (11) (A)	(6.667)
42	Qualifying T2 deductions that exceed the T2 capital of the institution (negative amount)		56 (E)
43	Total regulatory adjustments to Additional Tier 1 (AT1) capital	(6,667)		(6.667)
44	ADDITIONAL TIER 1 (AT1) CAPITAL:	—		(5.504)
45	TIER 1 CAPITAL (T1 = CET1 + AT1)	73,478		9.269
TIER 2 (T2) CAPITAL: INSTRUMENTS AND RESERVES
46	Capital instruments and the related share premium accounts	6,103	62, 63		(O)
47	Amount of qualifying items referred to in Article 484 (5) and the related share premium accounts subject to phase-out from T2	(1,025)	486 (4)	(1.025)	(P)
48	Qualifying own funds instruments included in consolidated T2 capital (including minority interests and AT1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties	3,564	87, 88	(103)	(Q)
49	of which: instruments issued by subsidiaries subject to phase-out		486 (4)
50	Credit risk adjustments	3,866	62 (C) Y (D)		(R)
51	Tier 2 (T2) capital before regulatory adjustments	12,509		(1.128)
TIER 2: REGULATORY ADJUSTMENTS
52	Direct and indirect holdings by an institution of own T2 instruments (negative amount)	(1,637)	63 (B) (I), 66 (A), 67		(O)
53	Holdings of the T2 instruments and subordinated loans of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	—	66 (B), 68
54	Direct and indirect holdings of the T2 instruments and subordinated loans of financial sector entities where the institution does not have a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	—	66 (C), 69, 70 Y 79
55	Direct and indirect holdings by the institution of the T2 instruments and subordinated loans of financial sector entities where the institution has a significant investment in those entities (net of eligible short positions) (negative amount)	—	66 (D), 69, 79
56	Empty set in the EU	—
57	Total regulatory adjustments to Tier 2 (T2) capital	(1,637)		—
58	TIER 2 (T2) CAPITAL	10,872		(1.128)
59	TOTAL CAPITAL (TC = T1 + T2)	84,350		8.141
60	TOTAL RISK-WEIGHTED ASSETS	585,633		1.716
CAPITAL RATIOS AND BUFFERS
61	Common Equity Tier 1 (as a percentage of total risk exposure amount)	12.55%	92 (2) (A)
62	Tier 1 (as a percentage of total risk exposure amount)	12.55%	92 (2) (B)
63	Total capital (as a percentage of total risk exposure amount)	14.40%	92 (2) (C)
64	Institution-specific buffer requirement (CET1 requirement in accordance with article 92 (1) (a), plus capital conservation and countercyclical buffer requirements, plus systemic risk buffer, plus systemically important institution buffer expressed as a percentage of risk exposure amount)	4.50%	DRC 128, 129, 130, 131 Y 133
65	of which: capital conservation buffer requirement	0.00%
66	of which: countercyclical capital buffer requirement	0.00%
67	of which: systemic risk buffer requirement	0.00%

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Thousands of Euros		(A) Amount at disclosure date	(B) Regulation (EU) No 575/2013 (CRR) article reference”	(C) Amounts subject to pre-Regulation (EU) No 575/2013 treatment or prescribed residual amount of Regulation (EU) No 575/2013	Explanatory notes
67A	of which: Global Systemically Important Institution (G-SII) or Other Systemically Important Institution (O-SII) buffer	0.00%
68	Common Equity Tier 1 available to meet buffers (as a percentage of risk exposure amount)	6.40%	DRC 128
AMOUNTS BELOW THE THRESHOLDS FOR DEDUCTION (BEFORE RISK WEIGHTING)
72	Direct and indirect holdings of the capital of financial sector entities where the institution does not have a significant investment in those entities (amount above 10% threshold and net of eligible short positions)	4,076	36 (1) (H), 45, 46, 472 (10), 56 (C), 59, 60, 475 (4), 66 (C), 69, 70
73	Direct and indirect holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10% threshold and net of eligible short positions)	1,709	36 (1) (I), 45, 48
74	Empty set in the EU
75	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability where the conditions in Article 38 (3) are met)	8,335	36 (1) (C), 38, 48
APPLICABLE CAPS ON THE INCLUSION OF PROVISIONS IN TIER 2
76	Credit risk adjustments included in T2 in respect of exposures subject to standardised approach (prior to the application of the cap)	6,155	62
77	Cap on inclusion of credit risk adjustments in T2 under standardised approach	2,685	62
78	Credit risk adjustments included in T2 in respect of exposures subject to internal ratings-based approach (prior to the application of the cap)	2,042	62
79	Cap on inclusion of credit risk adjustments in T2 under internal ratings-based approach	1,178	62
CAPITAL INSTRUMENTS SUBJECT TO PHASE-OUT ARRANGEMENTS (ONLY APPLICABLE BETWEEN 1 JAN 2014 AND 1 JAN 2022)
80	Current cap on CET1 instruments subject to phase-out arrangements	—	484 (3), 486 (2) Y (5)
81	Amount excluded from CET1 due to cap (excess over cap after redemptions and maturities)	—	484 (3), 486 (2) Y (5)
82	Current cap on AT1 instruments subject to phase-out arrangements	2,541	484 (3), 486 (2) Y (5)
83	Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities)	—	484 (3), 486 (2) Y (5)
84	Current cap on T2 instruments subject to phase-out arrangements	1,821	484 (3), 486 (2) Y (5)
85	Amount excluded from T2 due to cap (excess over cap after redemptions and maturities)	—	484 (3), 486 (2) Y (5)

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Appendix

Explanatory notes and correspondence to regulatory balance sheet items as per Annex III.a column (D)

a.	Amount consisting of the balance sheet items included in capital (6) and share premium account (7) less treasury shares (10) and instruments that do not qualify under art. 28 of the CRR
b.	Consists of the balance sheet items included in reserves (8) and other capital instruments (9)
c.	Amount contained in the valuation adjustments items of the balance sheet (12 and 13)
d.	Amount consisting of the sum of qualifying minority interests included in the other non-controlling interests item of the balance sheet (14), plus 80% of the qualifying minority interests under the previous regulations (Bank of Spain Circular 3/2008) that do not qualify as CET1 under the CRR.
e.	Profit or loss attributable to the Group, corresponding to the profit or loss item of the balance sheet (11), net of any foreseeable dividend.
f.	Deduction of intangible assets (1), net of associated deferred tax liabilities (5), excluding, under the transitional CRR provisions, 80% of the amount by which they do not exceed the amount of AT1 capital (EUR 5,718 million).
g.	The amendment to IAS 19, which entailed the elimination of the “corridor method” of accounting for pensions, and the recognition of defined-benefit obligations to employees at present value, came into effect on 1 January 2013. In accordance with the transitional CRR provisions, the Group applies an adjustment equal to 100% of the corridor in force at 31 December 2013, contained in the valuation adjustments items of the balance sheet (12 and 13).
h.	Deduction of the tax losses included in deferred tax assets (2) net of associated deferred tax liabilities (5). As provided in the transitional CRR provisions, in 2014 the Group deducts 0% and 20% of these tax assets generated, respectively, before and after 31st December 2013.
i.	Amount consisting of the gains or losses on cash flow hedges included in valuation adjustments (12 and 13), which are excluded from the elements of eligible CET1 capital, in accordance with the prudential filters under the CRR.
j.	As defined in the transitional CRR provisions, in 2014 the Group deducts 20% of the defined-benefit pension fund assets included in the balance sheet item other assets (3), net of the associated deferred tax liabilities (5).
k.	Deduction of non-monetisable deferred tax assets arising from temporary differences (2), net of the associated deferred tax liabilities (5), that exceed the limit of 10% of CET1 capital net of applicable regulatory adjustments, as established in the transitional provisions of the CRR. In accordance with these transitional provisions, in 2014 the Group deducts 0% and 20% of these tax assets generated, respectively, before and after 31st December 2013.
l.	The unrealised gains on available-for-sale financial assets, included in the valuation adjustments items of the balance sheet (12 and 13), amount to EUR 1,650 million at 31 December 2014. In accordance with the transitional CRR provisions, the Group includes 0% of that amount in 2014.
m.	AT1 instruments included in subordinated liabilities on the balance sheet (4) that qualify for inclusion in regulatory capital under the CRR. For details of the issues included, see Appendix II, “Capital instruments’ main features template” (“Additional Tier 1 capital” in the “Post-CRR transitional rules” field).
n.	AT1 instruments included in subordinated liabilities on the balance sheet (4) subject to phase-out (grandfathering). For details of the issues included, see Appendix II, “Capital instruments’ main features template” (“Additional Tier 1 capital” in the “CRR transitional rules” field).
p.	AT2 instruments issued by the parent company and included in subordinated liabilities on the balance sheet (4) that meet the eligibility criteria established in the CRR. For details of the issues included, see Appendix II, “Capital instruments’ main features template” (“Tier 2 capital” in the “Post-CRR transitional rules” field issued by the parent or SPVs belonging to the parent).
o.	This heading contains Tier 2 capital instruments issued by subsidiaries of the Group, included for accounting purposes in subordinated liabilities on the balance sheet (4), subject to phase-out (grandfathering). In addition, it includes Tier 2 capital instruments that qualify as AT1 capital during the transitional period. For details of the issues included, see Appendix II, “Capital instruments’ main features template” (“Tier 2 capital” in the “Transitional CRR rules” field, less Additional Tier 1 capital in the “Transitional CRR rules” field that is also “Tier 2 capital” in the “Post-transitional CRR rules” field).
p.	AT2 instruments issued by subsidiaries of the Group and included in subordinated liabilities on the balance sheet (4) that meet the eligibility criteria established in the CRR. For details of the issues included, see Appendix II, “Capital instruments’ main features template” (“Tier 2 capital” in the “Post-transitional CRR rules” field issued by the subsidiaries of the Group).
q.	Consists of the general credit risk adjustments, up to a maximum of 1.25%, of risk-weighted exposures calculated under the standardised approach, plus any excess of the adjustments for general and specific risk over the expected loss, up to a maximum of 0.6% of risk-weighted exposures calculated under advanced measurement approaches.

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Appendix

Appendix IV

List of specialised management companies within the scope of regulatory consolidation (SECA)

List of specialised management companies within the scope of regulatory consolidation (SECA)
Entities individually (I) received or in a group (G)	Entity name	Residence
G	Golden Bar (Securitisation) S.r.l.	Italy
G	Golden Bar Stand Alone 2012-1 (Gb11) (Gbvii)	Italy
G	Golden Bar Stand Alone 2012-2 (Cb Cqs) (Gb 2012-2)	Italy
G	Golden Bar Stand Alone 2013-1 (Cb Cqs) (Gb 2013-1)	Italy
G	Golden Bar Stand Alone 2013-2 (Cb Cqs) (Gb 2013-2)	Italy
G	Golden Bar Stand Alone 2014-1 (Cb Cqs) (Gb 2014-1)	Italy
G	Golden Bar Stand Alone 2015-1 (Cb Cqs) (Gb 2015-1)	Italy
G	Fondo De Titulización De Activos Santander Consumer Spain Auto 2011-1	Spain
G	Fondo De Titulización De Activos Santander Consumer Spain Auto 2012-1	Spain
G	Fondo De Titulización De Activos Santander Consumer Spain Auto 2013-1	Spain
G	Fta Santander Consumer Spain Auto 2014-1	Spain
G	Santander Drive Auto Receivables Trust 2012-5	USA
G	Santander Drive Auto Receivables Trust 2012-6	USA
G	Santander Drive Auto Receivables Trust 2013-1	USA
G	Santander Drive Auto Receivables Trust 2013-2	USA
G	Santander Drive Auto Receivables Trust 2013-3	USA
G	Santander Drive Auto Receivables Trust 2013-4	USA
G	Santander Drive Auto Receivables Trust 2013-A	USA
G	Santander Drive Auto Receivables Trust 2013-5	USA
G	Santander Drive Auto Receivables Trust 2014-1	USA
G	Santander Drive Auto Receivables Trust 2014-2	USA
G	Santander Drive Auto Receivables Trust 2014-3	USA
G	Santander Drive Auto Receivables Trust 2014-4	USA
G	Santander Drive Auto Receivables Trust 2014-5	USA
G	Santander Drive Auto Receivables Trust 2015-1	USA
G	Drive Auto Receivables Trust 2015-A	USA

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Appendix

List of specialised management companies within the scope of regulatory consolidation (SECA)
Entities individually (I) received or in a group (G)	Entity name	Residence
G	Santander Drive Auto Receivables Trust 2015-2	USA
G	Drive Auto Receivables Trust 2015-B	USA
G	Drive Auto Receivables Trust 2015-C	USA
G	Drive Auto Receivables Trust 2015-D	USA
G	Santander Drive Auto Receivables Trust 2015-3	USA
G	Santander Drive Auto Receivables Trust 2015-4	USA
G	Santander Drive Auto Receivables Trust 2015-S1	USA
G	Santander Drive Auto Receivables Trust 2015-S2	USA
G	Santander Drive Auto Receivables Trust 2015-S3	USA
G	Santander Drive Auto Receivables Trust 2015-S4	USA
G	Santander Drive Auto Receivables Trust 2015-S5	USA
G	Santander Drive Auto Receivables Trust 2015-S6	USA
G	Santander Drive Auto Receivables Trust 2015-S7	USA
G	Santander Drive Auto Receivables Trust 2015-5	USA
I	Abbey Covered Bonds Llp	UK
I	Holmes Funding Limited	UK
I	Holmes Holdings Limited	UK
I	Holmes Trustees Limited	UK
I	Pecoh Limited	UK
I	Abbey Covered Bonds (Holdings) Limited	UK
I	Holmes Master Issuer Plc	UK
I	Langton Securities (2010-1) Plc	UK
I	Langton Securities (2010-2) Plc	UK
I	Langton Mortgages Trustee (Uk) Limited	UK
I	Fosse Trustee (Uk) Limited	UK
I	Motor 2011 Holdings Limited	UK
I	Motor 2011 Plc	UK
I	Motor 2012 Holdings Limited	UK
I	Motor 2012 Plc	UK
I	Motor 2013-1 Plc	UK
I	Motor 2013-1 Holdings Limited	UK
I	Motor 2014-1 Holding Limited	UK
I	Motor 2014-1 Plc	UK
I	Motor 2015-1 Holdings Limited	UK
I	Motor 2015-1 Plc	UK
I	Santander Gbm Secured Financing Limited	Ireland
I	Hcuk Auto Funding Ltd	UK
I	Fosse Pecoh Limited	UK
I	Langton Pecoh Limited	UK
I	Langton Securities Holdings Limited	UK
I	Trade Maps 3 Ireland Limited	Ireland
I	Trade Maps 3 Hong Kong Limited	China
I	Fosse (Master Issuer) Holdings Limited	UK
I	Fosse Funding (No.1) Limited	UK

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Appendix

List of specialised management companies within the scope of regulatory consolidation (SECA)
Entities individually (I) received or in a group (G)	Entity name	Residence
I	Fosse Master Issuer Plc	UK
I	Fosse Trustee Limited	Jersey
I	Langton Funding (No.1) Limited	UK
I	Langton Mortgages Trustee Limited	Jersey
I	Langton Securities (2008-1) Plc	UK
I	Langton Securities (2012-1) Plc	UK
I	Hipototta No. 1 Plc	Ireland
I	Hipototta No. 4 Plc	Ireland
I	Fondo De Titulización De Activos Uci 11	Spain
I	Fondo De Titulización Hipotecaria Uci 12	Spain
I	Fondo De Titulización Hipotecaria Uci 10	Spain
I	Fondo De Titulización De Activos Uci 14	Spain
I	Fondo De Titulización De Activos Uci 15	Spain
I	Fondo De Titulización De Activos Uci 16	Spain
I	Fideicomiso Super Letras Hipotecarias Clase I	Argentina
I	Fideicomiso Super Letras Hipotecarias Clase Ii	Argentina
I	Hipototta No. 5 Plc	Ireland
I	Fondo De Titulización De Activos Uci 17	Spain
I	Fondo De Titulización De Activos Santander Empresas 1	Spain
I	Fondo De Titulización De Activos Santander Empresas 2	Spain
I	Fondo De Titulización De Activos Santander Público 1	Spain
I	Fondo De Titulización Santander Financiación 1	Spain
I	Ftpyme Santander 2 Fondo De Titulización De Activos	Spain
I	Santander Hipotecario 1 Fondo De Titulización De Activos	Spain
I	Santander Hipotecario 2 Fondo De Titulización De Activos	Spain
I	Santander Hipotecario 3 Fondo De Titulización De Activos	Spain
I	Fondo De Titulización De Activos Santander Empresas 3	Spain
I	Hipototta Nº 7 Limited	Ireland
I	Fondo De Titulización De Activos Uci 18	Spain
I	Fondo De Titulización De Activos Santander 2	Spain
I	Leasetotta Nº 1 Limited	Ireland
I	Silk Finance No. 3 Limited	Ireland
I	Bilkreditt 1 Limited	Ireland
I	Fondo De Titulizacion De Activos Santander Hipotecario 7	Spain
I	Fondo De Titulización De Activos Santander Empresas 10	Spain
I	Bilkreditt 2 Limited	Ireland
I	Fondo De Titulizacion De Activos Santander Hipotecario 8	Spain
I	Scf Rahoituspalvelut Limited	Ireland
I	Scf Ajoneurohallinto Limited	Ireland
I	Fondo De Titulización De Activos Pymes Santander 3	Spain
I	Svensk Autofinans 1 Limited	Ireland
I	Fondo De Titulización De Activos Pymes Santander 4	Spain
I	Bilkreditt 3 Limited	Ireland

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Appendix

List of specialised management companies within the scope of regulatory consolidation (SECA)
Entities individually (I) received or in a group (G)	Entity name	Residence
I	Dansk Auto Finansiering 1 Ltd	Ireland
I	Bclf 2013-1 B.v	Holland
I	Fondo De Titulización De Activos Pymes Santander 5	Spain
I	Sc Germany Auto 2013-1 Ug (Haftungsbeschraenkt)	Germany
I	Sc Germany Consumer 2013-1 Ug (Haftungsbeschraenkt)	Germany
I	Fondo De Titulización De Activos Santander Hipotecario 9	Spain
I	Sc Germany Auto 2013-2 Ug (Haftungsbeschraenkt)	Germany
I	Bilkreditt 4 Limited	Ireland
I	Scf Ajoneuvohallinta Limited	Ireland
I	Scf Rahoituspalvelut 2013 Limited	Ireland
I	Sc Germany Vehicles 2013-1 Ug (Haftungsbeschraenkt)	Germany
I	Fondo De Titulización De Activos Pymes Santander 6	Spain
I	Fondo De Titulización De Activos Pymes Santander 7	Spain
I	Bilkreditt 5 Limited	Ireland
I	Svensk Autofinans Wh 1 Ltd	Ireland
I	Santander Vivienda, S.a. De C.v. Sofom, E.r. Grupo Financiero Santander México Como Fiduciaria Del Fideicomiso Bursa	Mexico
I	Fondo De Titulización De Activos Pymes Banesto 2	Spain
I	Fondo De Titulización De Activos Pymes Banesto 3	Spain
I	Empresas Banesto 5, Fondo De Titulización De Activos	Spain
I	Empresas Banesto 6, Fondo De Titulización De Activos	Spain
I	Sc Germany Auto 2014-1 Ug (Haftungsbeschränkt)	Germany
I	Sc Germany Consumer 2014-1 Ug (Haftungsbeschränkt)	Germany
I	Fondo De Titulización De Activos Pymes Santander 8	Spain
I	Fondo De Titulización De Activos Pymes Santander 9	Spain
I	Fondo De Titulización De Activos Rmbs Santander 1	Spain
I	Sc Poland Auto 2014-1 Limited	Ireland
I	Fondo De Titulización De Activos Rmbs Santander 2	Spain
I	Bilkreditt 6 Limited	Ireland
I	Fta Fmbs Santander 3	Spain
I	Scfi Rahoituspalvelut Limited	Ireland
I	Scfi Ajoneuvohallinto Limited	Ireland
I	Venda De Veículos Fidc	Brazil
I	Sc Germany Auto 2014-2 Ug (Haftungsbeschränkt)	Germany
I	Fta Pymes Santander 10	Spain
I	Sc Austria Finance 2013-1 S.a.	Ireland
I	Auto Abs Fct Compartiment 2011-1	France
I	Auto Abs Fct Compartiment 2012-1	France
I	Auto Abs Dfp Master Compartment France 2013	France
I	Auto Abs French Loans Master	France
I	Auto Abs2 Fct Compartiment 2013-A	France
I	Auto Abs Fct Compartiment 2013-2	France
I	Auto Abs Uk Loans Plc	UK

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List of specialised management companies within the scope of regulatory consolidation (SECA)
Entities individually (I) received or in a group (G)	Entity name	Residence
I	Auto Abs3 Fct Compartiment 2014-1	France
I	Sc Germany Vehicles 2015-1 Ug (Haftungsbeschränkt)	Germany
I	Fondo De Titulización De Activos Pymes Santander 11	Spain
I	F.t.a. Rmbs Prado I	Spain
I	Fondo De Titulización Rmbs Santander 4	Spain
I	Fidc Rci Brazil I – Financiamento De Veículos	Brazil
I	Sc Poland Consumer 15-1 Sp. Z.o.o.	Poland
I	Motor 2015-2 Holdings Limited	UK
I	Motor 2015-2 Plc	UK
I	Hcuk Auto Funding 2015 Ltd	UK
G	Auto Abs 2012-3 Fondo De Titulización De Activos	Spain
G	Auto Abs Swiss Leases 2013 Gmbh	Switzerland
I	Secucor Finance 2013-I Limited	Ireland
I	Scf Rahoituspalvelut I Dac	Ireland
I	Scf Ajoneuvohallinto I Limited	Ireland
I	Silk Finance No. 4	Portugal
I	Bilkreditt 7 Designated Activity Company	Ireland

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Appendix V Map for navigating Grupo Santader’s documents with risk management and control information

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Map for navigating Grupo Santader’s documents with risk management and control information

Block	Points	Annual Report	Audit Report & Annual accounts	IPR (Pillar III)
Risk function pillars	Risk function pillars	Page 178	Note 54.a	Section 5
	Map of risks	Page 180
	Risk governance	Page 181
	Lines of defence	Page 181
	Risk committees structure	Page 181
	Structural organisation of the risk function	Page 182
	The Group’s relationship with subsidiaries in risk management	Page 183
Risk control and management model	Management processes and tools	Page 183	Note 54.b	Section 5
	Risk appetite and structure of limits	Page 183
	Risk Identification Assessment (RIA)	Page 184
	Analysis of scenarios	Page 187
	Recovery and resolution plans	Page 188
	Risk Data Agreggation and Risk Reporting Framework (RDA & RRF)	Page 189
	Risk culture	Page 190
Background and upcoming challenges	Background and upcoming challenges	Page 192		Section 2
	Introduction to the treatment of credit risk	Page 197
	Main magnitudes and evolution (risk map, evolution, conciliation, geographic distribution and segmentation, management metrics)	Page 198
	Detail of main markets: UK, Spain, Brazil	Page 206
	Other risk credit risk optics (credit risk by activities in financial markets, concentration risk, country risk, sovereign risk and social and environmental risk)	Page 214	Note 54.c and other notes and related information	Section 6
Credit risk	Credit risk cycle (pre-sale, sale and post sale)	Page 222
	Risk study and process of credit rating, and planning and setting of limits (analysis of scenarios)	Page 222
	Decision on operations (mitigation techniques of credit risk)	Page 223
	Monitoring, measurement and control	Page 224
	Recovery management	Page 226
	Activities subject to market risk and types of market risk	Page 227
	Trading market risks	Page 229
	Main magnitudes and evolution	Page 229
	Methodologies	Page 238
Trading market risk and structural risk	System for controlling limits	Page 240	Note 54.d and other notes and related information	Section 8
	Structural risk balance sheet	Page 241
	Main magnitudes and evolution	Page 241
	Methodologies	Page 244
	System of control of limits	Page 245
	Pension and actuarial risks	Page 245
	Introduction to the treatment of liquidity and funding risk	Page 247
Liquidity risk and funding	Liquidity management (organisational model and governance, balance sheet analysis and measurement of liquidity risk, Management adapted to business needs)	Page 247	Note 54.e and other notes and related information	Section 9
	Financing strategy and evolution of liquidity in 2015	Page 251
	Funding outlook for 2016	Page 257
	Definition and objectives.	Page 258
Operational risk	Risk management model and control of operational risk (management cycle, identification model, measurement and risk assessment, implementation of the model, reporting system)	Page 258	Note 54.f and other notes and related information	Section 10
	Evolution of the main metrics. Mitigation measures. Business continuity plan	Page 262
	Other aspects of control and monitoring of operational risk	Page 265
	Mission, scope, definitions and purpose	Page 268
	Compliance risk control and supervision	Page 268
	Governance and the organisational model	Page 269
Compliance and conduct risk	Regulatory compliance	Page 270	Note 54.g and other notes and related information	Section 11
	Governance of products and consumer protection	Page 271
	Anti-money laundering and terrorist financing	Page 273
	Reputational risk	Page 273
	Regulatory risk assessment model and risk appetite and exercise	Page 274
Model risk	Model risk	Page 275	Note 54.h
Strategic risk	Strategic risk	Page 278	Note 54.i
	Regulatory framework	Page 280
Capital risk	Regulatory capital	Page 281	Note 54.j and other notes and related information	Section 4
	Economic capital	Page 283
	Planning of capital and stress test exercices	Page 285
Appendix: EDTF transparency	EDTF table of recommendations	Page 288		Section 3

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Appendix VI List of tables

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Appendix VII: Glossary

Advanced IRB approach: all the credit risk parameters are estimated internally by the entity, including the CCFs for calculating the EAD.

AQR (Asset Quality Review): asset quality review exercise performed by the European Central Bank.

Asset liability management (ALM): a series of techniques and procedures to ensure correct decision-making on investments and funding at the entity, taking into consideration the interrelation between the various on- balance-sheet and off-balance-sheet items.

Asset securitisation: a financial mechanism that consists of converting certain assets into fixed-income securities that can be traded on a secondary securities market.

ARM: Advanced Risk Management.

AT1 (Additional Tier 1): capital which consists primarily of hybrid instruments.

Back-testing: the use of historical data to monitor the performance of the risk models.

Basel III: a set of amendments to the Basel II regulations published in December 2010, scheduled to take effect in January 2013 and to be gradually implemented until January 2019.

BIS: Bank for International Settlements.

BCBS: Basel Committee on Banking Supervision.

BRRD (Bank Recovery and Resolution Directive): approved in 2014, the BRRD establishes the framework for the recovery and resolution of banks with the objective of minimising the costs for taxpayers.

CBE 3/2008: Bank of Spain Circular of 22 May 2008 on the calculation and control of minimum capital requirements.

CBE 9/2010: Bank of Spain Circular of 22 December 2010 amending Circular 3/2008.

CBE 4/2004: Bank of Spain Circular of 22 December 2004 on public and confidential financial reporting standards and model financial statement forms.

CB (Conservation Buffer): a capital buffer equal to 2.5% of risk-weighted assets (and comprised fully of high-quality liquid assets) to absorb losses generated from the business.

CBE 2/2016: Bank of Spain Circular of 2 February 2016 on the supervision and solvency of credit institutions, which completes the adaptation to Spanish law of Directive 2013/36/EU and Regulation (EU) No 575/2013. The new Circular repeals Bank of Spain Circular 3/2008 to credit institutions on the determination and control of minimum own funds (except the parts referred to in Circular 5/2008 regarding the regime established therein) and section 11 of Bank of Spain Circular 2/2014.

CCB (Counter Cyclical Buffer): a buffer whose objective is to mitigate or prevent cyclical risks arising from excessive credit growth at aggregate level. Accordingly, the CCB is designed to build up capital buffers during expansionary phases with a dual objective: to enhance the solvency of the banking system and to stabilise the credit cycle.

CCAR (Comprehensive Capital Analysis Review): a framework introduced by the Federal Reserve to review the capital planning and adaptation processes of the main US financial institutions.

CCP (Central Counterparty Clearing House): entity defined in article 2.1 of Regulation (EU) no. 648/2012.

CET1 (Common Equity Tier 1): the highest quality capital of a bank.

CoCos (Contingent Convertible Bonds): debt securities that are convertible into capital if a specified event occurs.

Common equity: a capital measure that considers, among other components, ordinary shares, the share premium and retained profits. It does not include preference shares.

Concentration risk: the risk of loss due to large exposures to a small number of debtors to which the entity has lent money.

Confidence level: in the context of value at risk (VaR) and economic capital, this is the level of probability that the actual loss will not exceed the potential loss estimated by value at risk or economic capital.

Counterparty credit risk: the risk that a counterparty will default on a derivatives contract before its maturity. The risk could arise from derivatives transactions in the trading portfolio or the banking portfolio and, as with other credit exposures, it is subject to a credit limit.

CCF (Credit conversion factor): a conversion factor used for converting off-balance-sheet credit risk balances into credit exposure equivalents. Under the AIRB approach the Group applies the CCFs in order to calculate the EAD value of the items representing contingent liabilities and commitments.

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Credit default swap: a derivatives contract that transfers the credit risk of a financial instrument from the buyer (who receives the credit protection) to the seller (who guarantees the solvency of the instrument).

Credit risk: the risk that customers are unable to meet their contractual payment obligations. Credit risk includes default, country and settlement risk.

Credit risk mitigation: a technique for reducing the credit risk of a transaction by applying coverage such as personal guarantees or collateral.

CRM (Comprehensive Risk Measure): the estimate of risk in the correlation trading portfolio.

CRR (Capital Requirements Regulation) and CRD IV (Capital Requirements Directive): directive and regulation transposing the Basel II framework into European Union law.

CVA (Credit Valuation Adjustment): the difference between the value of the risk-free portfolio and the true portfolio value, taking into account counterparty risk.

Default risk: the risk that counterparties will not meet their contractual payment obligations.

Derivatives: financial instruments that derive their value from one or more underlying assets, e.g. bonds or currencies.

DLGD (Downturn LGD): the LGD estimated in adverse economic conditions.

DTA: deferred tax assets.

EBA: European Banking Authority. Created in 2010, it entered into operation in 2011. The EBA acts as a coordinator between the national entities responsible for safeguarding values such as the stability of the financial system, transparency of markets and financial products, and the protection of bank customers and investors.

ECAI: External Credit Assessment Institution, such as Moody’s Investors Service, Standard & Poor’s Ratings Group and Fitch Group.

ECB Supervisory Board: the body which undertakes the planning and execution of the ECB’s supervisory tasks, carrying out preparatory work and making proposals for decisions for approval by the ECB Governing Board.

ECB Governing Council: the main decision-making body of the ECB, consisting of all members of the Executive Board and the governors of the national central banks of the Euro area countries.

Economic capital: the figure that demonstrates to a high degree of certainty the quantity of capital resources that the Group needs at a given point in time to absorb unexpected losses arising from its current exposure.

EDTF (Enhanced Disclosure Task Force): task force that issues recommendations to enhance the transparency of financial institution disclosures to the market.

ESRB (European Systemic Risk Board): the body that has been charged with macroprudential supervision of the financial system in the European Union in order to contribute to preventing or mitigating to systemic risks to financial stability.

EPS (earnings per share): an indicator used to measure a company’s profitability over a specified period of time. EPS is calculated by dividing the company’s profit for the period by the number of shares comprising its share capital.

ERWM: Enterprise Wide Risk Management.

EL (Expected loss): a regulatory calculation of the average amount expected to be lost on an exposure, using a 12-month time horizon. EL is calculated by multiplying probability of default (a percentage) by exposure at default (an amount) and LGD (a percentage).

Exposure: the gross amount that the entity could lose if the counterparty is unable to meet its contractual payment obligations, without taking into consideration any guarantees, credit enhancements or credit risk mitigation transactions.

EAD (Exposure at Default): the amount that the entity could lose in the event of counterparty default.

FEVE: Spanish acronym for “firmas en vigilancia especial”, that is, companies on special watch.

FSB (Financial Stability Board): international institution that monitors and makes recommendations on the global el financial system.

Fully-Loaded: denotes full compliance with Basel III solvency requirements (which become mandatory in 2019).

GHOS (Group of Governors and Heads of Supervision): supervisory body of the Basel Committee.

Global rating tools: these assign a rating to each customer using a quantitative or automatic module.

G-SIB (Global Systemically Important Bank) or SIFI (Systemically Important Financial Institution): financial institutions which, because of their size, complexity and systemic interconnectedness, if allowed to fail could cause major disruptions to the financial system and economic activity.

G-SIB: Global Systemically Important Banks.

HQLA: High Quality Liquid Assets.

HVCRE: High Volatility Commercial Real Estate.

ICAAP: internal capital adequacy assessment process.

IFRS: International Financial Reporting Standards.

ILAAP (Internal Liquidity Adequacy Assessment Process): process for the identification, measurement, management and control of liquidity implemented by the entity in compliance with article 86 of Directive 2013/36/EU.

Implicit LGD: this is used to back-test the regulatory LGD estimates. It is based on taking NPLMV as proxy for the Observed Loss, and then dividing the Observed Loss by the PD gives an implicit or observed LGD that can be compared to the regulatory LGD.

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Interest rate risk: exposure of the bank’s financial position to adverse movements in interest rates. Acceptance of this risk is a normal part of the banking business and can be a source of significant returns and creation of shareholder value.

Internal ratings-based approach (IRB): an approach based on internal ratings for the calculation of risk-weighted exposures.

Internal validation: a pre-requisite for the supervisory validation process. A sufficiently independent specialised unit of the entity obtains an expert opinion on the adequacy of the internal models for the relevant internal and regulatory purposes, and issues a conclusion on their usefulness and effectiveness.

IRRBB: Interest Rate Risk in the Banking Book.

IRC (Incremental Risk Charge): an estimate of the credit risk associated with unsecuritised positions in the trading book.

IRP: This report, titled Pillar III Disclosures in the English version. (the acronym is for the Spanish Informe de Relevancia Prudencial).

ISDA (International Swaps and Derivatives Association): OTC derivative transactions between financial institutions are usually carried out under a master agreement established by this organisation which details the definitions and general terms and conditions of the contract.

ITS: Implementing Technical Standards.

JST (Joint Supervisory Team): one of the main forms of cooperation between the ECB and the national supervisors.

LCR (Liquidity Coverage Ratio): a ratio that ensures that a bank has an adequate stock of unencumbered high quality liquid assets that can be converted, easily and immediately, into cash in private markets, to meet its liquidity needs for a 30 calendar day liquidity stress scenario.

LDP: low-default portfolio.

Leverage Ratio: a complementary (non-risk based) regulatory capital measure that attempts to guarantee banks’ financial resilience. The ratio is calculated by dividing eligible Tier 1 capital by exposure.

Liquidity risk: the risk that the Group might be unable to meet all its payment obligations when they fall due or might only be able to meet them at an excessive cost.

LGD (Loss Given Default): the portion of EAD not recovered at the end of the loan recovery process. It is equal to 1 minus the recovery rate (i.e.: LGD = 1—recovery rate). The definition of loss used to estimate LGD must be a definition of economic loss, not an accounting loss.

LTV (Loan to value): amount of credit extended / value of guarantees and collateral.

Mark-to-market approach: in regulatory terms, an approach for calculating the value of the credit risk exposure of counterparty derivatives (present market value plus a margin, i.e. the amount that takes into consideration the potential future increase in market value).

Market risk: the risk arising from uncertainty regarding changes in market prices and rates (including interest rates, share prices, exchange rates and commodity prices), the correlations between them and their levels of volatility.

MPE (Multiple Point of Entry): a resolution approach based on multiple points of entry.

Model validation: the process of assessing the effectiveness of a credit risk model using a pre-defined set of criteria, such as the model’s discriminatory power, the appropriateness of the inputs and expert opinions.

MREL (Minimum Requirement of Eligible Liabilities): the final loss absorption requirement established in European legislation for institutions based on an assessment of their resolution plans.

Netting: a bank’s ability to reduce its credit risk exposure by setting off the value of its rights against its obligations with the same counterparty.

Non-standardised customers: customers who have been assigned a risk analyst due to the risk assumed. This category includes wholesale banking customers, financial institutions and certain enterprises in retail banking.

NSFR (Net Stable Funding Ratio): a ratio designed to ensure a bank has a balanced balance sheet structure, in which stable funding requirements are funded by stable liabilities.

Operational risk: the risk of incurring losses with regard to employees, contractual specifications and documentation, technology, infrastructure failures and disasters, projects, external in-fluences and customer relations. This definition includes legal and regulatory risk but does not include business and reputational risk.

O-SIIs: Other Systemically Important Banks.

Over-the-counter (OTC): off-exchange, that is, trading done between two parties (in derivatives, for example) without the supervision of an organised exchange.

Pillar I Minimum Capital Requirements: the part of the New Basel Capital Accord that establishes the minimum regulatory capital requirements for credit, market and operational risk.

Pillar II: Supervisory Review Process: an internal capital adequacy assessment process reviewed by the supervisor with possible additional capital requirements for risk that are not included in Pillar I and the use of more sophisticated methodologies than Pillar I.

Pillar III: Market Discipline: this pillar is designed to complete the minimum capital requirements and the supervisory review process and, accordingly, enhance market discipline through the regulation of public disclosure by the entities.

Phase-In: refers to compliance with current solvency requirements bearing in mind the transitional period for Basel III implementation.

Point-in-time (PIT) PD: the probability of default at a particular point in time or in particular state of the economic cycle.

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Probability of default (PD): this represents the likelihood that a customer or a transaction will fall into default. It is the probability that an event (the default) will occur within a given time horizon.

QIS (Quantitative Impact Study): ad-hoc requests by the EBA for studies analysing and calibrating the impact of new changes in regulation.

Qualifying central counterparty (QCCP): a central counterparty that has either been authorised under article 14 of Regulation (EU) no. 648/2012, or been recognised under article 25 of said Regulation.

Rating: the result of the objective assessment of the counterparties’ future economic situation based on current characteristics and assumptions. The methodology for assigning the ratings depends largely on the type of customer and the available data. A wide range of methodologies for assessing credit risk is applied, such as expert systems and econometric methods.

RDL: Royal Decree Law.

Risk appetite: the amount and type of risks considered reasonable to assume in the execution of its business strategy, so that the Group can maintain its ordinary activity in the event of unexpected circumstances. Severe scenarios are taken into account that could have a negative impact on the levels of capital, liquidity, profitability and/or the share price.

Risk-weighted assets (RWA): calculated by assigning a level of risk, expressed as a percentage (risk weighting), to an exposure in accordance with the relevant rules under the standardised approach or the IRB approach.

Rorac: return on risk-adjusted capital.

Rorwa: Return on risk weighted assets.

RTS: Regulatory Technical Standards.

RWA density: ratio that compares institutions’ total weighted assets and their total balance sheet, and can be interpreted as an average relative risk measure -according to regulatory criteria- of a bank’s overall operations.

SFT (Securities Financing Transactions): any transaction where securities are used to borrow cash, or vice versa. They mostly include repurchase agreements (repos), securities lending activities and sell/buy-back transactions.

Slotting Criteria: an approach used for calculating risk weights for specialised lending exposures, which consists of mapping the internal ratings to five supervisory categories, each with its own specific risk weight.

SRB (Single Resolution Board): the single resolution authority, which is the second pillar of the Banking Union after the Single Supervisory Mechanism.

SSM: Single Supervisory Mechanism.

Special-purpose vehicle (SPV): a company created for the sole purpose of acquiring certain assets or derivative exposures and of issuing liabilities that are associated solely with these assets or exposures.

SRF: Single Resolution Fund.

SRM: Single Resolution Mechanism.

SREP (Supervisory Review and Evaluation Process): a review of the systems, strategies, processes and mechanisms applied by credit institutions and of their risks.

SSM (Single Supervisory System): the system of banking supervision in Europe. It comprises the ECB and the competent supervisory authorities of the participating EU countries.

Standardised approach: an approach for calculating credit risk capital requirements under Pillar I of Basel II. Under this approach, the risk weightings used in the capital calculation are determined by the regulator.

Standardised customers: customers which have not been expressly assigned a risk analyst. This category generally includes individuals, individual entrepreneurs and retail banking enterprises not classified as non-standardised customers.

Stress testing: used to describe various techniques for measuring the potential vulnerability to exceptional but plausible events.

Stressed VaR: measures the level of risk in stressed historical or simulated market situations.

Synthetic securitisation: transactions that involve a basket of credit swap agreements and bonds serving as collateral. They are called synthetic as rather than containing physical bonds, they carry credit derivatives, also known as synthetic contracts.

Through-the-cycle (TTC) PD: probability of default adjusted to a full economic cycle. It may be taken as a long-term average of the point-in-time PD.

Tier I: core capital less hybrid instruments.

Tier II: supplementary capital instruments, mainly subordinated debt and general loan loss allowances, which contribute to the robustness of financial institutions.

TLAC: Total Loss Absorbency Capacity.

TLAC (Total Loss Absorbency Capacity): an additional requirement to the minimum capital requirements set out in the Basel III framework for the absorption of total losses and effecting a recapitalisation that minimises any impact on financial stability, ensures the continuity of critical functions and avoids exposing taxpayers to losses. This requirement is applicable to all G-SIBs.

TLTRO: Targeted Longer-Term Refinancing Operations.

TSR (Total Shareholder Return): relative performance of total shareholder returns. An indicator of the returns obtained by owners of a company over a period of one year on capital provided to the company.

Unexpected loss: unexpected losses (not covered by allowances) must be covered by capital.

VaR (Value at Risk): estimate of the potential losses that could arise in risk positions as a result of movements in market risk factors within a given time horizon and for a specific confidence level.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: February 24, 2016	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer